Driving change in a changing world


BIODIESEL
CNG
USDOT 344050
POWERED BY CNG

WASTE MANAGEMENT

2011 ANNUAL REPORT

"If we were just in the business of picking up trash and taking it to the landfill, our story would be a simple one.

But we take our responsibility for the management of waste far beyond that. We know that customers have different needs, and if we are to be the kind of company that meets those needs, we must prove that we are more responsive, reliable and resourceful than any other company in our industry—and prove it every day."

These words appeared 10 years ago as the opening statement of the 2001 Waste Management Annual Report. A decade has passed, and much has changed indeed. Today's customers—whether retail, commercial property, public sector, construction, small and medium business, or manufacturing and industrial—are looking for solutions that go far beyond collection and disposal. They want solutions that help reduce the amount of waste generated and put what is discarded to better use. They want solutions that are both environmentally responsible and economically sound—solutions that are innovative, practical, convenient and achievable. Increasingly, customers want solutions that help them meet their own goals for growth, value add and sustainability.

One thing has not changed. Our customers still look to Waste Management to be responsive, reliable and resourceful as we lead the way to discover and deliver new solutions for the management of waste.

Waste Management is driving change to meet the demands of a changing world.

Waste Management, Inc., *based in Houston, Texas, is the leading provider of comprehensive waste management services in North America. It is also a leading developer, operator and owner of waste-to-energy and landfill gas-to-energy facilities in the United States. As of December 31, 2011, the company served nearly 20 million residential, commercial, industrial and municipal customers through a network of 390 collection operations, 287 transfer stations, 271 landfill disposal sites, 17 waste-to-energy plants, 107 recycling facilities and 131 beneficial-use landfill gas projects.*

To learn more about Waste Management, visit www.wm.com or www.thinkgreen.com.

To Our Shareholders, Customers, Employees and Communities:



WM
Powered by Natural Gas

Waste Management's success was built on the foundation of collecting and disposing of trash. Its future will be built on the ability to understand our customers' changing needs and provide targeted, innovative solutions.



David Steiner
President and CEO

A CHANGING WORLD

Not so long ago, we all viewed waste differently than we do today. It was something to be collected and disposed of. That's all. But the world is changing. People are more aware of the need to conserve natural resources. Conscious of the millions of tons of waste generated across North America each year, more people are stepping up to reduce, reuse and recycle the waste in their homes, businesses and municipalities. People are thinking seriously about the impact of our society's habits on the environment.

As the leading provider of comprehensive waste management services in North America, we continue to provide our customers with the essential, traditional services of collecting and managing waste in a responsible, efficient and safe manner. At the same time, we are thinking about the impact on the environment as well. With changing attitudes comes a great opportunity for our business, as well as a great opportunity to invest in cutting-edge solutions that will benefit the environment now and in the future.

With decades of experience and leadership in the waste industry, Waste Management is uniquely positioned to deliver the comprehensive environmental solutions that will meet the needs of a changing world.

BUILDING ON STRENGTH

Through the years, our company has worked hard to maintain a foundation of financial and operational strength, and this has served us well through difficult economic times. We drew on this strength in 2011 when the economy once again impacted our business and made for another challenging year.

In 2011, our company performed well despite the economy, and we made significant progress on many important fronts by focusing on yield management, operational efficiency and providing valuable solutions for our customers. Although waste volumes were down in our landfill operations, recycling volumes were up, resulting in a record year for that important and growing business. This demonstrates clearly that customers are modifying their consumption and disposal habits to throw away less and recycle more.

The financial results for the year reflect our company's continuing ability to fund its operations and pursue growth initiatives even in a less than favorable economy.

- Revenues were $13.4 billion, an increase of 6.9 percent over 2010
- Adjusted earnings per diluted share showed improvement to $2.14[a]
- Free cash flow was $1.2 billion[b], which reflects the strength of both our operations and our asset base.

In 2011, we paid $637 million in dividends and completed $575 million in common stock repurchases, the full amount that was authorized by our board of directors. Through these dividends and share repurchases, we returned $1.2 billion to shareholders, which equates to 7.5 percent of a $16 billion market capitalization.

(a) See last page of this 2011 Annual Report for a discussion and reconciliation of this non-GAAP measure.

(b) See page 31 of our Annual Report on Form 10-K (enclosed herein) for a reconciliation and discussion of this non-GAAP measure.

In addition, our board of directors announced its intention to increase the planned quarterly dividend in 2012 by 4.4 percent, from $1.36 to $1.42 per share on an annual basis. This increase marks the ninth consecutive year that we have raised our dividend. When the board of directors announced the increase, the dividend yield on our stock placed us in the top 10 percent of dividend-paying companies in Standard & Poor's S&P 500 index.

INVESTING IN THE FUTURE

During the year, we strengthened our business through strategic acquisitions that will provide long-term benefits.

In July of 2011, we acquired Oakleaf Global Holdings, which was North America's leading provider of outsourced waste services. It brings a network of 2,500 preferred haulers and 800 large customers to our business. In 2010, the acquired operations of Oakleaf generated revenues of approximately $580 million.

The acquisition of Oakleaf substantially expands our geographic service footprint and enhances our ability to provide comprehensive environmental solutions. Sharing Waste Management's strategic focus on sustainability and technological innovation, Oakleaf has a substantial base of national accounts customers and service relationships that provide a solid growth opportunity. The combination of the two companies will provide North American customers with unprecedented access to waste and recycling solutions by pairing the largest network of directly owned hauling, recycling, diversion and disposal assets with the largest third-party collection and service network.

In addition to the Oakleaf acquisition, our investment in other acquisitions included a significant number of recycling operations and was the highest in many years, a testament to our company's strong financial position and commitment to strategic growth.



FOCUSING ON CUSTOMERS

Our knowledge of customers and their waste management needs is the foundation for our approach to driving profitable growth. We work to build collaborative relationships with our customers at all levels and provide valued environmental performance solutions. We continuously look for ways to advance technologies that reduce waste, increase recycling and reuse, create even safer treatment and disposal options, and develop sources of renewable energy. Through our innovation, we help our customers meet their sustainability goals. And together, we contribute to a more sustainable world.

In 2011, we continued to focus on making it easier for customers to do business with us through several major business improvements.

Our employees are using technology to change the way we do business. In 2011, we worked diligently to upgrade the systems behind customer set-up and account management, while at the same time developing the processes and measurements to resolve service issues more quickly. Throughout 2012, this will continue to be a key focus. In Phoenix, a pilot is currently underway that will give our customer service representatives the most modern communications tools, and in Pennsylvania, we're testing a new service platform that will improve the ease of doing business for our customers.

Waste Management is also changing the way its 25 call centers work together, transitioning them from individual operations to a single Customer Experience department made up of more than 1,700 employees. This provides a greater opportunity to upgrade technology, improve performance and provide more environmental products and services to our customers.

To better serve our construction industry customers, we developed and launched a proprietary web application to help contractors, project planners, architects and building owners measure their green performance during construction, renovation and demolition projects. What was traditionally a time-consuming and complex process is made easy by this application that monitors construction and demolition (C&D) recycling, tabulates total diversion rates by waste type, and provides documentation to support LEED® certification. The service is available across the U.S. and Canada and is accessible to our customers 24 hours a day.

We serve thousands of municipalities, and in 2011 we successfully extended 88 percent of our municipal customer contracts that were up for renewal, an increase of 19 percent over the prior year's renewal rate. In addition, by the end of 2011, we had already renewed nearly 25 percent of the contracts coming up for renewal in 2012. We view this as an indication of the growing confidence of these customers in our ability to add value through comprehensive environmental solutions, such as single stream recycling, household hazardous waste removal and the use of natural gas powered trucks.

As these examples demonstrate, we constantly seek to improve the ways we meet the changing needs of our customers and enhance the experience of doing business with Waste Management.

FINDING MORE VALUE IN WASTE

More and more, individuals and businesses are looking for ways to reduce, reuse and recycle so that they can divert trash from landfills. We have responded to the increasing demand for environmentally sound alternatives by investing in technologies that allow us to take the materials we collect—such as yard and food waste, cardboard, glass, plastic, and even everyday trash—


A revolution in
organics recycling

and use them as valuable feedstock to generate energy or create new materials. We are finding many ways to use technology to extract more value from the materials we handle.

Using waste to produce energy. Landfills are the source of a naturally occurring, renewable landfill gas. As the largest landfill gas-to-energy (LFGTE) developer and operator in North America, we are harnessing this energy to power homes, provide fuel for industrial uses, and even fuel vehicles. In 2011, we commissioned six new facilities and three major expansions, bringing the total number of LFGTE facilities to 131 active projects, producing the equivalent of 615 megawatts of power—enough to power over 460,000 homes and offset the consumption of over 2.3 million tons of coal.

In 2011, the U.S. Environmental Protection Agency named Waste Management its Industry Partner of the Year for leadership in developing waste-based renewable energy. We are a pioneer in the field of landfill gas projects, and we developed many of the technologies that are still in use today across the industry.

We also produce electrical power by processing waste into electricity and steam using high temperature combustion technologies. Through our subsidiary Wheelabrator Technologies, we own or operate 17 waste-to-energy plants that use waste as clean-burning, renewable fuel to generate electricity for nearby communities. Altogether, in 2011 Wheelabrator's waste-to-energy projects converted 7.66 million tons of waste into steam and generated up to 4.5 billion kilowatt hours of electricity—enough to power 705,000 homes.

In addition, we have expanded our waste-to-energy business into the U.K. and into China, where four of eight planned plants are now up and running through our joint venture with Shanghai Environmental Group. Together, the eight facilities will process more than 11,750 tons of municipal waste per day, generating more than 210 megawatts of electricity.

Recycling. Waste Management has long been a leader in realizing the value of recycling significant components of the waste stream. 2011 was a record growth year for our recycling business as our subsidiary WM Recycle America managed over 10 million tons of recyclable commodities through its 100 recycling facilities, nine electronics recycling facilities, two LampTracker® facilities, and extensive third-party processing network.

WM invested close to $100 million in new processing capacity and upgrading existing facilities in 2011. We also closed on 11 different recycling-related acquisitions. With regulatory changes and increasing customer demand for recycling, we recognize that we must continue to expand our processing footprint and the breadth of products we can process.

Also in 2011, we invested in Recycle Rewards, Inc., whose subsidiary Recyclebank® rewards people for recycling by offering discounts and deals from local and national businesses. The investment brings together Waste Management's large national curbside collection infrastructure with Recyclebank's vast online community and incentive platform, enhancing growth prospects for both companies and motivating more people, communities and schools to recycle.

Organics. In the U.S., about a third of all municipal solid waste is organic, including food, yard and wood waste. This waste stream has been growing by 20 percent per year, and currently 2.5 percent of food waste and 65 percent of yard waste is diverted from landfills. To capture more organic materials, we have made a number of investments to expand our organics recycling solutions.

In 2011, we added the largest composting facility in the eastern U.S. to our network of organics processing facilities through our investment in Peninsula Compost Company. In addition, we developed and opened organics recycling facilities at two Waste Management landfills in Florida, which are processing yard, food and wood waste to create organic compost products.

These investments complement our other organics recycling investments, including Harvest Power, which is developing anaerobic digestion technology to accelerate the decomposition of organic materials to produce renewable energy; and Garick, a leading manufacturer, marketer and distributor of organic lawn and garden products. Recycling organics through composting and other


CNG

technologies is part of our commitment to redirect organic waste streams to higher and better uses and help our customers meet their recycling and sustainability goals.

Conversion technologies. We are investing in other new and emerging technologies to convert organic energy into transportation fuels, petrochemicals and chemicals. In 2011, we invested in:

- Agnion Energy, which has a patented technology to convert wood-based organic waste into a high-energy synthetic gas that can be used as fuel for heating or electricity generation
- Agilyx, the first company to economically convert difficult-to-recycle waste plastic into high-quality synthetic crude oil
- Fulcrum BioEnergy, which has an innovative proprietary system to convert municipal solid waste into advanced biofuels
- Genomatica, a leader in creating sustainable chemicals from renewable feedstocks. We are working together in a joint development to use Genomatica's technology to turn the synthetic gas made from municipal solid waste into high-value chemicals.

These complement our previous investments in conversion technology platforms, including Enerkem, InEnTec and Terrabon.

CLEAN FUEL TECHNOLOGY

With significantly lower emissions, trucks powered with natural gas—either compressed natural gas (CNG) or liquefied natural gas (LNG)—play a key role in helping communities meet their environmental goals. Natural gas trucks deliver nearly zero air particulates and up to 25 percent fewer greenhouse gas emissions. Additionally, the engines run quieter than traditional diesel engines, reducing noise in communities where they operate.

During 2011, we added the 1,400th natural gas powered truck to our fleet, and we are the largest owner and operator of clean-running, heavy-duty recycling and waste trucks in North America. In just one year, our 1,400 natural gas powered trucks will replace the use of 11 million gallons of petroleum and eliminate over 30,000 metric tons of greenhouse gas emissions.

In addition, we have natural gas fueling stations at 17 of our facilities throughout North America, with more under development. In 2011, we opened new natural gas fueling stations in Camden, New Jersey, and Chicago, Illinois.

During 2011, we made many investments in emerging technologies and operations that move us closer to reaching the sustainability goals we set out to achieve by 2020. Those goals include doubling our renewable energy production to power the equivalent of 2 million homes, expanding our recycling capacity to 20 million tons per year, increasing the fuel and emission efficiency of our fleet, and enhancing wildlife habitats on our lands across North America.

All these goals affirm our belief that a strategy designed to benefit the environment greatly benefits everyone—our business, our shareholders, our employees, our customers, and the communities we serve.

The Waste Management of 10 years ago, a company that primarily picked up and disposed of waste, is different today. And in the next 10 years, we are committed to re-inventing our business again, as we continue to work with our customers, with communities, with partners and entrepreneurs, to drive the change that is needed for our changing world.

Sincerely,

David P. Steiner
President and Chief Executive Officer

Proxy Statement and Form 10-K

WASTE MANAGEMENT

WASTE MANAGEMENT

1001 Fannin Street, Suite 4000
Houston, Texas 77002

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
OF WASTE MANAGEMENT, INC.

Date and Time:

May 10, 2012 at 11:00 a.m., Central Time

Place:

The Maury Myers Conference Center
Waste Management, Inc.
1021 Main Street
Houston, Texas 77002

Purpose:

- To elect nine directors;
- To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012;
- To approve our executive compensation;
- To vote on a proposal to amend our Employee Stock Purchase Plan ("ESPP") to increase the number of shares authorized for issuance under the ESPP;
- To vote on a stockholder proposal relating to a stock retention policy requiring senior executives to retain a significant percentage of stock acquired through equity pay programs until one year following termination of employment, if properly presented at the meeting;
- To vote on a stockholder proposal to amend our By-laws and other governing documents to give stockholders of the lowest percentage of our outstanding Common Stock permitted by state law the power to call special stockholder meetings, if properly presented at the meeting; and
- To conduct other business that is properly raised at the meeting.

Only stockholders of record on March 13, 2012 may vote at the meeting.

Your vote is important. We urge you to promptly vote your shares by telephone, by the Internet or, if this Proxy Statement was mailed to you, by completing, signing, dating and returning your proxy card as soon as possible in the enclosed postage prepaid envelope.

LINDA J. SMITH
Corporate Secretary

March 28, 2012

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 10, 2012: This Notice of Annual Meeting and Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2011 are available at http://www.wm.com.

TABLE OF CONTENTS

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS
WASTE MANAGEMENT, INC.
1001 Fannin Street, Suite 4000
Houston, Texas 77002

Our Board of Directors is soliciting your proxy for the 2012 Annual Meeting of Stockholders and at any postponement or adjournment of the meeting. We are furnishing proxy materials to our stockholders primarily via the Internet. On March 28, 2012, we sent an electronic notice of how to access our proxy materials, including our Annual Report, to stockholders that have previously signed up to receive their proxy materials via the Internet. On March 28, 2012, we began mailing a Notice of Internet Availability of Proxy Materials to those stockholders that previously have not signed up for electronic delivery. The Notice contains instructions on how stockholders can access our proxy materials on the website referred to in the Notice or request that a printed set of the proxy materials be sent to them. Internet distribution of our proxy materials is designed to expedite receipt by stockholders, lower the costs of the annual meeting, and conserve natural resources.

Record Date	March 13, 2012.
Quorum	A majority of shares outstanding on the record date must be present in person or by proxy.
Shares Outstanding	There were 462,671,022 shares of Common Stock outstanding and entitled to vote as of March 13, 2012.
Voting by Proxy	Internet, phone, or mail.
Voting at the Meeting	Stockholders can vote in person during the meeting. Stockholders of record will be on a list held by the inspector of elections. Beneficial holders must obtain a proxy from their brokerage firm, bank, or other stockholder of record and present it to the inspector of elections with their ballot. Voting in person by a stockholder will replace any previous votes submitted by proxy.
Changing Your Vote	Stockholders of record may revoke their proxy at any time before we vote it at the meeting by submitting a later-dated proxy via the Internet, by telephone, by mail, by delivering instructions to our Corporate Secretary before the annual meeting revoking the proxy or by voting in person at the annual meeting. If you hold shares through a bank or brokerage firm, you may revoke any prior voting instructions by contacting that firm.
Votes Required to Adopt Proposals	Each share of our Common Stock outstanding on the record date is entitled to one vote on each of the nine director nominees and one vote on each other matter. To be elected, a director must receive a majority of the votes cast with respect to that director at the meeting. This means that the number of shares voted "for" a director must exceed 50% of the votes cast with respect to that director. Each of the other proposals requires the favorable vote of a majority of the shares present, either by proxy or in person, and entitled to vote. Additionally, under the rules of the New York Stock Exchange, approval of the amendment to our ESPP requires that votes representing more than 50% of our outstanding shares of Common Stock must be cast on the proposal.

Effect of Abstentions and Broker Non-Votes

Abstentions will have no effect on the election of directors. For each of the other proposals, abstentions will have the same effect as a vote ***against*** these matters because they are considered present and entitled to vote.

If your shares are held by a broker, the broker will ask you how you want your shares to be voted. If you give the broker instructions, your shares must be voted as you direct. If you do not give instructions, one of two things can happen depending on the type of proposal. For some proposals, including the ratification of the Company's independent registered public accounting firm, the broker may vote your shares at its discretion. But for other proposals, including the election of directors, the amendment to our ESPP, the advisory vote on executive compensation, and each of the stockholder proposals, the broker cannot vote your shares at all. When that happens, it is called a "broker non-vote." Broker non-votes are counted in determining the presence of a quorum at the meeting, but they are not counted for purposes of calculating the shares present and entitled to vote on particular proposals at the meeting. Broker non-votes also are not considered votes cast for purposes of determining whether votes representing more than 50% of our outstanding shares of Common Stock were cast, as is required for approval of the amendment to the ESPP.

Voting Instructions

You may receive more than one proxy card depending on how you hold your shares. If you hold shares through a broker, your ability to vote by phone or over the Internet depends on your broker's voting process. You should complete and return each proxy or other voting instruction request provided to you.

If you complete and submit your proxy voting instructions, the persons named as proxies will follow your instructions. If you submit your proxy but do not give voting instructions, we will vote your shares as follows:

- *FOR* our director candidates;
- *FOR* the ratification of the independent registered public accounting firm;
- *FOR* approval of our executive compensation;
- *FOR* the proposal to amend our ESPP;
- *AGAINST* the stockholder proposal relating to stock retention by senior executives; and
- *AGAINST* the stockholder proposal relating to the right to call a special stockholder meeting.

If you give us your proxy, any other matters that may properly come before the meeting will be voted at the discretion of the proxy holders.

Attending in Person

Only stockholders, their proxy holders and our invited guests may attend the meeting. If you plan to attend, please bring identification and, if you hold shares in street name, bring your bank or broker statement showing your beneficial ownership of Waste Management stock in order to be admitted to the meeting.

If you are planning to attend our annual meeting and require directions to the meeting, please contact our Corporate Secretary at 713-512-6200.

The only items that will be discussed at this year's annual meeting will be the items set out in the Notice. There will be no presentations.

Stockholder Proposals for the 2013 Annual Meeting

Eligible stockholders who want to have proposals considered for inclusion in the Proxy Statement for our 2013 Annual Meeting should notify our Corporate Secretary at Waste Management, Inc., 1001 Fannin Street, Suite 4000, Houston, Texas 77002. The written proposal must be received at our offices no later than November 29, 2012 and no earlier than October 30, 2012. A stockholder must have been the registered or beneficial owner of (a) at least 1% of our outstanding Common Stock or (b) shares of our Common Stock with a market value of $2,000 for at least one year before submitting the proposal. Also, the stockholder must continue to own the stock through the date of the 2013 Annual Meeting.

Expenses of Solicitation

We pay the cost of preparing, assembling and mailing this proxy-soliciting material. In addition to the use of the mail, proxies may be solicited personally, by Internet or telephone, or by Waste Management officers and employees without additional compensation. We pay all costs of solicitation, including certain expenses of brokers and nominees who mail proxy materials to their customers or principals. Also, Innisfree M&A Incorporated has been hired to help in the solicitation of proxies for the 2012 Annual Meeting for a fee of approximately $15,000 plus associated costs and expenses.

Annual Report

A copy of our Annual Report on Form 10-K for the year ended December 31, 2011, which includes our financial statements for fiscal year 2011, is included with this Proxy Statement. The Annual Report on Form 10-K is not incorporated by reference into this Proxy Statement or deemed to be a part of the materials for the solicitation of proxies.

Householding Information

We have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Annual Report and Proxy Statement unless we are notified that one or more of these individuals wishes to receive separate copies. This procedure helps reduce our printing costs and postage fees.

If you wish to receive a separate copy of this Proxy Statement and the Annual Report, please contact: Waste Management, Inc., Corporate Secretary, 1001 Fannin Street, Suite 4000, Houston, Texas 77002, telephone 713-512-6200.

If you do not wish to participate in householding in the future, and prefer to receive separate copies of the proxy materials, please contact: Broadridge Financial Solutions, Attention Householding Department, 51 Mercedes Way, Edgewood, NY 11717, telephone 1-800-542-1061. If you are currently receiving multiple copies of proxy materials and wish to receive only one copy for your household, please contact Broadridge.

BOARD OF DIRECTORS

Our Board of Directors currently has nine members. Each member of our Board is elected annually. Mr. Reum is the Non-Executive Chairman of the Board and presides over all meetings of the Board, including executive sessions that only non-employee directors attend.

Stockholders and interested parties wishing to communicate with the Board or the non-employee directors should address their communications to Mr. W. Robert Reum, Non-Executive Chairman of the Board, c/o Waste Management, Inc., P.O. Box 53569, Houston, Texas 77052-3569.

Leadership Structure

We separated the roles of Chairman of the Board and Chief Executive Officer at our Company in 2004. We believe that having a Non-Executive Chairman of the Board is in the best interests of the Company and stockholders. Over the past several years, the demands made on boards of directors have been increasing. This is in large part due to increased regulation under federal securities laws, national stock exchange rules and other federal and state regulatory changes. More recently, on-going market challenges and economic conditions have increased the demands made on boards of directors. The Non-Executive Chairman's responsibilities include leading full Board meetings and executive sessions, as well as ensuring best practices and managing the Board function. The Board named Mr. Reum Chairman of the Board effective January 1, 2012, due to his tenure with and experience and understanding of the Company, as well as his experience on public company boards of directors.

The separation of the positions allows Mr. Reum to focus on management of Board matters and allows our Chief Executive Officer to focus his attention on managing our business. Additionally, we believe the separation of those roles ensures the independence of the Board in its oversight role of critiquing and assessing the Chief Executive Officer and management generally.

Role in Risk Oversight

Our executive officers have the primary responsibility for risk management within our Company. Our Board of Directors oversees risk management to ensure that the processes designed and implemented by our executives are adapted to and integrated with the Company's strategy and are functioning as directed. The primary means by which the Board oversees our risk management structures and policies is through its regular communications with management and our enterprise risk management process. The Company believes that its leadership structure is conducive to comprehensive risk management practices, and that the Board's involvement is appropriate to ensure effective oversight.

The Company initiated an enterprise risk management process several years ago, which is coordinated by the Company's Internal Audit department, under the supervision of the Company's principal financial officer. This process initially involved the identification of the Company's programs and processes related to risk management, and the individuals responsible for them. Included was a risk assessment survey completed by senior personnel requesting information regarding perceived risks to the Company, with follow-up interviews with members of senior management to review any gaps between their and their direct reports' responses. The information gathered was tailored to coordinate with the Company's strategic planning process such that the risks could be categorized in a manner that identified the specific Company strategies that may be jeopardized and plans could be developed to address the risks to those strategies. The Company then conducted an open-ended survey aligned with the objectives of the Company's strategic goals with several individuals with broad risk management and/or risk oversight responsibilities. Included in the survey was the identification of the top concerns, assessment of their risk impact and probability, and identification of the responsible risk owner. Finally, a condensed survey of top risks was completed by approximately 200 senior personnel to validate the risks and the risk rankings.

In 2011, additional steps were taken to enhance the enterprise risk management program and process. In mid year, Board members were polled to collect their thoughts on significant risks facing the Company and how the reporting format should be revised to improve management's communication of enterprise risks to the Board. An open-ended survey was also sent to over 100 senior personnel across the Company requesting their input relating to risks, including assessment of likelihood and severity, and known controls and metrics to monitor the risks. In addition, external stakeholders were interviewed to gather their views on risks that they perceived could have a significant impact on the Company or the industry. Finally, responsible risk owners were asked to perform in-depth analyses of their assigned risks to ensure the accuracy of their previous assessment and to ensure that appropriate mitigating and/or monitoring activities are in place.

The Board of Directors and its committees meet in person approximately six times a year, including one meeting that is dedicated specifically to strategic planning, and regular updates are given to the Board of Directors on all Company risks. At each of these meetings, our President and Chief Executive Officer; principal financial officer; and General Counsel are asked to report to the Board and, when appropriate, specific committees. Additionally, other members of management and employees are requested to attend meetings and present information, including those responsible for our Internal Audit, Environmental Audit, Business Ethics and Compliance, Human Resources, Government Affairs, Risk Management, Safety and Accounting functions. One of the purposes of these presentations is to provide direct communication between members of the Board and members of management; the presentations provide members of the Board with the information necessary to understand the risk profile of the Company, including information regarding the specific risk environment, exposures affecting the Company's operations and the Company's plans to address such risks. In addition to information regarding general updates to the Company's operational and financial condition, management reports to the Board on a number of specific issues meant to inform the Board about the Company's outlook and forecasts, and any impediments to meeting those or its pre-defined strategies generally. These direct communications between management and the Board of Directors allow the Board to assess management's evaluation and management of the risks of the Company.

Management is encouraged to communicate with the Board of Directors with respect to extraordinary risk issues or developments that may require more immediate attention between regularly scheduled Board meetings. Mr. Reum, as Non-Executive Chairman, facilitates communications with the Board of Directors as a whole and is integral in initiating the frank, candid discussions among the independent Board members necessary to ensure management is adequately evaluating and managing the Company's risks. These intra-Board communications are essential in its oversight function. Additionally, all members of the Board are invited to attend all committee meetings, regardless of whether the individual sits on the specific committee, and committee chairs report to the full Board. These practices ensure that all issues affecting the Company are considered in relation to each other and by doing so, risks that affect one aspect of our Company can be taken into consideration when considering other risks.

In addition, the Audit Committee is responsible for ensuring that an effective risk assessment process is in place, and quarterly reports are made to the Audit Committee on all financial and compliance risks in accordance with New York Stock Exchange requirements.

Independence of Board Members

The Board of Directors has determined that each of the following eight non-employee director candidates is independent in accordance with the New York Stock Exchange listing standards:

Bradbury H. Anderson
Pastora San Juan Cafferty
Frank M. Clark, Jr.
Patrick W. Gross
John C. Pope
W. Robert Reum
Steven G. Rothmeier
Thomas H. Weidemeyer

Mr. Steiner is an employee of the Company and, as such, is not considered an "independent" director.

To assist the Board in determining independence, the Board of Directors adopted categorical standards of director independence, which meet or exceed the requirements of the New York Stock Exchange. These standards specify certain relationships that are prohibited in order for the non-employee director to be deemed independent. In addition to these categorical standards, our Board makes a subjective determination of independence considering relevant facts and circumstances. The Board reviewed all commercial and non-profit affiliations of each non-employee director and the dollar amount of all transactions between the Company and each entity with which a non-employee director is affiliated to determine independence. These transactions included the Company, through its subsidiaries, providing waste management services in the ordinary course of business and the Company's subsidiaries purchasing goods and services in the ordinary course of business. The categorical standards our Board uses in determining independence are included in our Corporate Governance Guidelines, which can be found on our website. The Board has determined that each non-employee director candidate meets these categorical standards and that there are no other relationships that would affect independence.

Meetings and Board Committees

Last year the Board held eight meetings and each committee of the Board met independently as set forth below. Each director attended at least 75% of the meetings of the Board and the committees on which he served. In addition, all directors attended the 2011 Annual Meeting of Stockholders. Although we do not have a formal policy regarding director attendance at annual meetings, it has been longstanding practice that all directors attend unless there are unavoidable schedule conflicts or unforeseen circumstances.

The Board appoints committees to help carry out its duties. In particular, Board committees work on key issues in greater detail than would be possible at full Board meetings. Each committee reviews the results of its meetings with the full Board, and all members of the Board are invited to attend all committee meetings. The Board has three separate standing committees: the Audit Committee; the Management Development and Compensation Committee (the "MD&C Committee"); and the Nominating and Governance Committee. Additionally, the Board has the power to appoint additional committees, as it deems necessary. In 2006, the Board appointed a Special Committee, as described below.

The Audit Committee

Mr. Gross has been the Chairman of our Audit Committee since May 2010. The other members of our Audit Committee are Messrs. Clark, Reum, Rothmeier and Weidemeyer. Each member of our Audit Committee satisfies the additional New York Stock Exchange independence standards for audit committees set forth in Section 10A of the Securities Exchange Act of 1934, as amended. Our Audit Committee held nine meetings in 2011.

SEC rules require that we have at least one financial expert on our Audit Committee. Our Board of Directors has determined that Mr. Gross and Mr. Rothmeier are Audit Committee financial experts for purposes of the SEC's rules based on a thorough review of their education and financial and public company experience.

Mr. Gross was a founder of American Management Systems where he was principal executive officer for over 30 years. He has served as Chairman of The Lovell Group, a private investment and advisory firm, since 2001. Mr. Gross holds an MBA from the Stanford University Graduate School of Business, a master's degree in engineering science from the University of Michigan and a bachelor's degree in engineering science from Rensselaer Polytechnic Institute. Mr. Gross serves on four public company audit committees in addition to ours. The Board reviewed the time Mr. Gross spends on each company's audit committee and the time he spends on other companies' interests and determined that such service and time does not impair his ability to serve on our Audit Committee.

Mr. Rothmeier served in various leadership positions in the airline industry for approximately 16 years, including the positions of Chairman, CEO and CFO of Northwest Airlines. He founded Great Northern Capital, a private investment management, consulting and merchant banking firm, in 1993, where he continues to serve as Chairman and CEO. Mr. Rothmeier has a master's degree in finance from the University of Chicago Graduate School of Business and a bachelor's degree in business administration from the University of Notre Dame.

With the exception of Mr. Gross, none of the other Audit Committee members currently serve on the audit committees of other public companies.

The Audit Committee's duties are set forth in a written charter that was approved by the Board of Directors. A copy of the charter can be found on our website. The Audit Committee generally is responsible for overseeing all matters relating to our financial statements and reporting, internal audit function and independent auditors. As part of its function, the Audit Committee reports the results of all of its reviews to the full Board. In fulfilling its duties, the Audit Committee, has the following responsibilities:

Administrative Responsibilities

- Report to the Board, at least annually, all public company audit committee memberships by members of the Audit Committee;
- Perform an annual review of its performance relative to its charter and report the results of its evaluation to the full Board; and
- Adopt an orientation program for new Audit Committee members.

Independent Auditor

- Engage an independent auditor, determine the auditor's compensation and replace the auditor if necessary;
- Review the independence of the independent auditor and establish our policies for hiring current or former employees of the independent auditor;
- Evaluate the lead partner of our independent audit team and review a report, at least annually, describing the independent auditor's internal control procedures; and
- Pre-approve all services, including non-audit engagements, provided by the independent auditor.

Internal Audit

- Review the plans, staffing, reports and activities of the internal auditors; and
- Review and establish procedures for receiving, retaining and handling complaints, including anonymous complaints by our employees, regarding accounting, internal controls and auditing matters.

Financial Statements

- Review financial statements and Forms 10-K and 10-Q with management and the independent auditor;
- Review all earnings press releases and discuss with management the type of earnings guidance that we provide to analysts and rating agencies;
- Discuss with the independent auditor any material changes to our accounting principles and matters required to be communicated by Public Company Accounting Oversight Board (United States) Audit Standard AU Section 380 *Communication with Audit Committees*;
- Review our financial reporting, accounting and auditing practices with management, the independent auditor and our internal auditors;
- Review management's and the independent auditor's assessment of the adequacy and effectiveness of internal controls over financial reporting; and
- Review executive officer certifications related to our reports and filings.

Audit Committee Report

The role of the Audit Committee is, among other things, to oversee the Company's financial reporting process on behalf of the Board of Directors, to recommend to the Board whether the Company's financial statements should be included in the Company's Annual Report on Form 10-K and to select the independent auditor for ratification by stockholders. Company management is responsible for the Company's financial statements as well as for its financial reporting process, accounting principles and internal controls. The Company's independent auditors are responsible for performing an audit of the Company's financial statements and expressing an opinion as to the conformity of such financial statements with accounting principles generally accepted in the United States.

The Audit Committee has reviewed and discussed the Company's audited financial statements as of and for the year ended December 31, 2011 with management and the independent registered public accounting firm, and has taken the following steps in making its recommendation that the Company's financial statements be included in its annual report:

- First, the Audit Committee discussed with Ernst & Young, the Company's independent registered public accounting firm for fiscal year 2011, those matters required to be discussed by Public Company Accounting Oversight Board (United States) Audit Standard AU Section 380 *Communication with Audit Committees*, including information regarding the scope and results of the audit. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process.
- Second, the Audit Committee discussed with Ernst & Young its independence and received from Ernst & Young a letter concerning independence as required under applicable independence standards for auditors of public companies. This discussion and disclosure helped the Audit Committee in evaluating such independence. The Audit Committee also considered whether the provision of other non-audit services to the Company is compatible with the auditor's independence.
- Third, the Audit Committee met periodically with members of management, the internal auditors and Ernst & Young to review and discuss internal controls over financial reporting. Further, the Audit Committee reviewed and discussed management's report on internal control over financial reporting as of December 31, 2011, as well as Ernst & Young's report regarding the effectiveness of internal control over financial reporting.
- Finally, the Audit Committee reviewed and discussed, with the Company's management and Ernst & Young, the Company's audited consolidated balance sheet as of December 31, 2011, and consolidated statements of income, cash flows and equity for the fiscal year ended December 31, 2011, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosure.

The Committee has also discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans of their respective audits. The Committee meets periodically with both the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations and their evaluations of the Company's internal controls over financial reporting.

The members of the Audit Committee are not engaged in the accounting or auditing profession and, consequently, are not experts in matters involving auditing or accounting. In the performance of their oversight function, the members of the Audit Committee necessarily relied upon the information, opinions, reports and statements presented to them by Company management and by the independent registered public accounting firm.

Based on the reviews and discussions explained above (and without other independent verification), the Audit Committee recommended to the Board (and the Board approved) that the Company's financial statements be included in its annual report for its fiscal year ended December 31, 2011. The Committee has also approved the selection of Ernst & Young as the Company's independent registered public accounting firm for fiscal year 2012.

The Audit Committee of the Board of Directors

Patrick W. Gross, *Chairman*
Frank M. Clark, Jr.
W. Robert Reum
Steven G. Rothmeier
Thomas H. Weidemeyer

The Management Development and Compensation Committee

Mr. Clark has served as the Chairman of our MD&C Committee since May 2011. The other members of the Committee are Ms. Cafferty and Messrs. Anderson, Pope, Reum and Rothmeier. Each member of our MD&C Committee is independent in accordance with the rules and regulations of the New York Stock Exchange. The MD&C Committee met six times in 2011.

Our MD&C Committee is responsible for overseeing all of our executive and senior management compensation, as well as developing the Company's compensation philosophy generally. The MD&C Committee's written charter, which was approved by the Board of Directors, can be found on our website. In fulfilling its duties, the MD&C Committee has the following responsibilities:

- Review and establish policies governing the compensation and benefits of all of our executives;
- Approve the compensation of our senior management and set the bonus plan goals for those individuals;
- Conduct an annual evaluation of our Chief Executive Officer by all independent directors to set his compensation;
- Oversee the administration of all of our equity-based incentive plans;
- Review the results of the stockholder advisory vote on executive compensation and consider any implications of such voting results on the Company's compensation programs;
- Recommend to the full Board new Company compensation and benefit plans or changes to our existing plans; and
- Perform an annual review of its performance relative to its charter and report the results of its evaluation to the full Board.

In overseeing compensation matters, the MD&C Committee may delegate authority for day-to-day administration and interpretation of the Company's plans, including selection of participants, determination of award levels within plan parameters, and approval of award documents, to Company employees. However, the MD&C Committee may not delegate any authority under those plans for matters affecting the compensation and benefits of the executive officers.

For additional information on the MD&C Committee, see the Compensation Discussion and Analysis on page 22.

Compensation Committee Report

The MD&C Committee has reviewed and discussed the Compensation Discussion and Analysis, beginning on page 22, with management. Based on the review and discussions, the MD&C Committee recommended to the

Board of Directors that the Compensation Discussion and Analysis be included in the Company's Proxy Statement.

The Management Development and Compensation Committee of the Board of Directors

Frank M. Clark, Jr., *Chairman*
Bradbury H. Anderson
Pastora San Juan Cafferty
John C. Pope
W. Robert Reum
Steven G. Rothmeier

Compensation Committee Interlocks and Insider Participation

During 2011, Ms. Cafferty and Messrs. Anderson, Clark, Pope, Reum, Rothmeier and Weidemeyer served on the MD&C Committee. No member of the MD&C Committee was an officer or employee of Waste Management during 2011; no member of the MD&C Committee is a former officer of the Company; and during 2011, none of our executive officers served as a member of a board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or MD&C Committee.

The Nominating and Governance Committee

Mr. Weidemeyer has served as the Chairman of our Nominating and Governance Committee since May 2011. The other members of the Committee include Ms. Cafferty and Messrs. Anderson, Gross, Pope and Reum. Each member of our Nominating and Governance Committee is independent in accordance with the rules and regulations of the New York Stock Exchange. In 2011, the Nominating and Governance Committee met seven times.

The Nominating and Governance Committee has a written charter that has been approved by the Board of Directors and can be found on our website. It is the duty of the Nominating and Governance Committee to oversee matters regarding corporate governance. In fulfilling its duties, the Nominating and Governance Committee has the following responsibilities:

- Review and recommend the composition of our Board, including the nature and duties of each of our committees, in accordance with our Corporate Governance Guidelines;
- Evaluate and recommend to the Board the compensation paid to our non-employee directors;
- Evaluate the charters of each of the committees and recommend directors to serve as committee chairs;
- Review individual director's performance in consultation with the Chairman of the Board and review the overall effectiveness of the Board;
- Recommend retirement policies for the Board, the terms for directors and the proper ratio of employee directors to outside directors;
- Perform an annual review of its performance relative to its charter and report the results of its evaluation to the full Board;
- Review stockholder proposals received for inclusion in the Company's proxy statement and recommend action to be taken with regard to the proposals to the Board; and
- Identify and recommend to the Board candidates to fill director vacancies.

Potential director candidates are identified through various methods; the Nominating and Governance Committee welcomes suggestions from directors, members of management, and stockholders. From time to time, the Nominating and Governance Committee uses outside consultants to assist it with identifying potential director candidates.

For all potential candidates, the Nominating and Governance Committee considers all factors it deems relevant, such as a candidate's personal and professional integrity and sound judgment, business and professional skills and experience, independence, possible conflicts of interest, diversity, and the potential for effectiveness, in conjunction with the other directors, to serve the long-term interests of the stockholders. While there is no formal policy with regard to consideration of diversity in identifying director nominees, the Committee considers diversity in business experience, professional expertise, gender and ethnic background, along with various other factors when evaluating director nominees. The Committee uses a matrix of functional and industry experiences to develop criteria to select candidates. Before being nominated by the Nominating and Governance Committee, director candidates are interviewed by the Chief Executive Officer and a minimum of two members of the Nominating and Governance Committee, including the Non-Executive Chairman of the Board. Additional interviews may include other members of the Board, representatives from senior levels of management and an outside consultant.

The Nominating and Governance Committee will consider all potential nominees on their merits without regard to the source of recommendation. The Nominating and Governance Committee believes that the nominating process will and should continue to involve significant subjective judgments. To suggest a nominee, you should submit your candidate's name, together with biographical information and his or her written consent to nomination to the Chairman of the Nominating and Governance Committee, Waste Management, Inc., 1001 Fannin Street, Suite 4000, Houston, Texas 77002, between October 30, 2012 and November 29, 2012.

Related Party Transactions

The Board of Directors has adopted a written Related Party Transactions Policy for the review and approval or ratification of related party transactions. Our policy generally defines related party transactions as current or proposed transactions in excess of $120,000 in which (i) the Company is a participant and (ii) any director, executive officer or immediate family member of any director or executive officer has a direct or indirect material interest. In addition, the policy sets forth certain transactions that will not be considered related party transactions, including (i) executive officer compensation and benefit arrangements; (ii) director compensation arrangements; (iii) business travel and expenses, advances and reimbursements in the ordinary course of business; (iv) indemnification payments and advancement of expenses, and payments under directors' and officers' indemnification insurance policies; (v) any transaction between the Company and any entity in which a related party has a relationship solely as a director, a less than 5% equity holder, or an employee (other than an executive officer); and (vi) purchases of Company debt securities, provided that the related party has a passive ownership of no more than 2% of the principal amount of any outstanding series. The Nominating and Governance Committee is responsible for overseeing the policy.

All executive officers and directors are required to notify the General Counsel or the Corporate Secretary as soon as practicable of any proposed transaction that they or their family members are considering entering into that involves the Company. The General Counsel will determine whether potential transactions or relationships constitute related party transactions that must be referred to the Nominating and Governance Committee.

The Nominating and Governance Committee will review a detailed description of the transaction, including:

- the terms of the transaction;
- the business purpose of the transaction;
- the benefits to the Company and to the relevant related party; and
- whether the transaction would require a waiver of the Company's Code of Conduct.

In determining whether to approve a related party transaction, the Nominating and Governance Committee will consider, among other things, whether:

- the terms of the related party transaction are fair to the Company and such terms would be reasonable in an arms-length transaction;
- there are business reasons for the Company to enter into the related party transaction;

- the related party transaction would impair the independence of any non-employee director;
- the related party transaction would present an improper conflict of interest for any director or executive officer of the Company; and
- the related party transaction is material to the Company or the individual.

Any member of the Nominating and Governance Committee who has an interest in a transaction presented for consideration will abstain from voting on the related party transaction.

The Nominating and Governance Committee's consideration of related party transactions and its determination of whether to approve such a transaction are reflected in the minutes of the Nominating and Governance Committee's meetings. The Company is not aware of any transactions that are required to be disclosed.

Special Committee

The Board of Directors appointed a Special Committee in November 2006 to make determinations regarding the Company's obligation to provide indemnification when and as may be necessary. The Special Committee consists of Mr. Gross and Mr. Weidemeyer. The Special Committee held two meetings in 2011.

Board of Directors Governing Documents

Stockholders may obtain copies of our Corporate Governance Guidelines, the Charters of the Audit Committee, the MD&C Committee, and the Nominating and Governance Committee, and our Code of Conduct free of charge by contacting the Corporate Secretary, c/o Waste Management, Inc., 1001 Fannin Street, Suite 4000, Houston, Texas 77002 or by accessing the "Corporate Governance" section of the "Investor Relations" page on our website at *http://www.wm.com.*

Non-Employee Director Compensation

Our non-employee director compensation program consists of equity awards and cash consideration. Compensation for directors is recommended annually by the Nominating and Governance Committee with the assistance of an independent third-party consultant, and set by action of the Board of Directors. The Board's goal in designing directors' compensation is to provide a competitive package that will enable the Company to attract and retain highly skilled individuals with relevant experience. The compensation also is designed to reward the time and talent required to serve on the board of a company of our size and complexity. The Board seeks to provide sufficient flexibility in the form of compensation delivered to meet the needs of different individuals while ensuring that a substantial portion of directors' compensation is linked to the long-term success of the Company.

Equity Compensation

Non-employee directors receive an annual grant of shares of Common Stock under the Company's 2009 Stock Incentive Plan. There are no restrictions on the shares; however, non-employee directors are subject to ownership guidelines that establish a minimum ownership standard and require that all net shares received in connection with a stock award, after selling shares to pay all applicable taxes, be held during their tenure as a director and for one year following termination of Board service. The grant of shares is made in two equal installments and the number of shares issued is based on the market value of our Common Stock on the dates of grant, which are January 15 and July 15 of each year. In 2011, the total annual equity grant to non-employee directors was valued at $130,000 and each director received a grant valued at $65,000 on each of January 15, 2011 and July 15, 2011. In addition to the annual grant, Mr. Pope received a grant of shares valued at $100,000 for his service as Non-Executive Chairman of the Board in 2011, which was also awarded in two equal installments on January 15 and July 15. The grant date fair value of the awards is equal to the number of shares issued times the market value of our Common Stock on that date; there are no assumptions used in the valuation of shares.

Cash Compensation

All non-employee directors receive an annual cash retainer for Board service and additional cash retainers for serving as a committee chair. Directors do not receive meeting fees in addition to the retainers. The cash retainers are payable in two equal installments in January and July of each year. The payments of the retainers for each six-month period are not subject to refund. The table below sets forth the cash retainers for 2011:

Annual Retainer	$105,000
Annual Chair Retainers	$100,000 for Non-Executive Chairman
	$25,000 for Audit Committee Chair
	$20,000 for MD&C Committee Chair
	$15,000 for Nominating and Governance Committee Chair
Other Annual Retainers	$10,000 for Special Committee

The table below shows the aggregate cash paid, and stock awards issued, to the non-employee directors in 2011 in accordance with the descriptions set forth above:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Bradbury H. Anderson	45,000	56,000	101,000
Pastora San Juan Cafferty	112,500	130,000	242,500
Frank M. Clark, Jr.	115,000	130,000	245,000
Patrick W. Gross	135,000	130,000	265,000
John C. Pope.	205,000	230,000	435,000
W. Robert Reum	115,000	130,000	245,000
Steven G. Rothmeier	105,000	130,000	235,000
Thomas H. Weidemeyer	117,500	130,000	247,500

(1) Amounts in this column represent the grant date fair value of stock awards granted in 2011, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718.

ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

The first proposal on the agenda is the election of nine directors to serve until the 2013 Annual Meeting of Stockholders or until their respective successors have been duly elected and qualified. The Board has nominated the nine director candidates named below, and recommends that you vote **FOR** their election. If any nominee is unable or unwilling to serve as a director, which we do not anticipate, the Board, by resolution, may reduce the number of directors that constitute the Board or may choose a substitute. To be elected, a director must receive a majority of the votes cast with respect to that director at the meeting. Our By-laws provide that if the number of shares voted "for" any director nominee does not exceed 50% of the votes cast with respect to that director, he will tender his resignation to the Board of Directors. The Nominating and Governance Committee will then make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken.

The table below shows all of our director nominees; their ages, terms of office on our Board; experience within the past five years; and their qualifications we considered when inviting them to join our Board as well as nominating them for re-election. We believe that, as a general matter, our directors' past five years of experience gives an indication of the wealth of knowledge and experience these individuals have and that we considered; however, we have also indicated the specific skills and areas of expertise we believe makes each of these individuals a valuable member of our Board.

Director Nominees

Director	Qualifications
Bradbury H. Anderson, 62 **Director since 2011**	
Vice Chairman and Chief Executive Officer — Best Buy Co., Inc. (multinational retailer of technology and entertainment products and services) from 2002 to 2009; President and Chief Operating Officer of Best Buy from 1991 to 2002. Director of General Mills, Inc. since 2007.	Mr. Anderson served in the positions of chief executive officer and chief operating officer of a large public retail company for several years, during a customer segmentation transformation, which provided him with extensive knowledge of management and operations of large public companies, including experience implementing customer focused strategies. He also has over 15 years of experience as a member of a public company board of directors.
Pastora San Juan Cafferty, 71 **Director since 1994**	
Professor Emerita — University of Chicago since June 2005; Professor — University of Chicago from 1985 to 2005; and faculty member from 1971 to 2005. Director of Integrys Energy Group, Inc., or one of its predecessors, since 1988. Director of BMO Financial Corp., a private corporation, since 1997. Director of Kimberly Clark Corporation from 1976 to 2007.	Ms. Cafferty has significant expertise in areas of public policy, strategic planning, and government and community relations through her 34-year professorship with the University of Chicago, as well as her experience serving on public boards and committees at the federal, state and local levels. Additionally, she has served as a director on multiple public company boards and brings over 30 years of board experience to the Company.

Director	Qualifications
Frank M. Clark, Jr., 66 **Director since 2002**	
Chairman and Chief Executive Officer — ComEd (energy services company and subsidiary of Exelon Corporation) from November 2005 to February 2012; President — ComEd from 2001 to November 2005. Executive Vice President and Chief of Staff — Exelon Corporation (public utility holding company) from 2004 to 2005; Senior Vice President — Exelon Corporation from 2001 to 2004. Director of BMO Financial Corp., a private corporation, since 2005. Director of Aetna, Inc. since 2006.	Mr. Clark served in executive positions at a large public utility company for over a decade, providing him with extensive experience and knowledge of large company management, operations and business critical functions. He also brings over nine years of experience as a member of a public company board of directors.
Patrick W. Gross, 67 **Director since 2006**	
Chairman of The Lovell Group (private investment and advisory firm) since October 2001. Director of Capital One Financial Corporation since 1995. Director of Liquidity Services, Inc. since 2001. Director of Career Education Corporation since 2005. Director of Taleo Corporation since 2006. Director of Rosetta Stone, Inc. since 2009. Director of Computer Network Technology Corporation from 1997 to 2006. Director of Mobius Management Systems, Inc. from 2002 to 2007.	Mr. Gross was a founder of American Management Systems, Inc., a global business and information technology firm, where he was principal executive officer for over 30 years. As a result, he has extensive experience in applying information technology and advanced data analytics in global companies. His background, education and board service also provide him with expertise in finance and accounting. He also brings over 30 years of experience as a director on public company boards of directors.
John C. Pope, 62 **Non-Executive Chairman of the Board from 2004 through 2011;** **Director since 1997**	
Chairman of the Board — PFI Group (private investment firm) since July 1994. Director of R.R. Donnelley & Sons Company, or predecessor companies, since 1996. Director of Dollar Thrifty Automotive Group, Inc. since 1997. Director of Kraft Foods, Inc. since 2001. Director of Con-way, Inc. since 2003. Director of Federal Mogul Corporation from 1987 to 2007.	Prior to his current service on the boards of multiple major corporations, Mr. Pope served in executive operational and financial positions at large airline companies for almost 20 years, providing him with extensive experience and knowledge of management of large public companies with large-scale logistical challenges, high fixed-cost structure and significant capital requirements. His background, education and board service also provide him with expertise in finance and accounting. Mr. Pope has served as a director on many public company boards of directors during the last 30 years.

Director	Qualifications
W. Robert Reum, 69 **Non-Executive Chairman of the Board since January 2012; Director since 2003** Chairman, President and CEO — Amsted Industries Incorporated (diversified manufacturer for the railroad, vehicular and construction industries) since March 2001.	Mr. Reum has served as the chief executive of a private diversified manufacturing company for ten years. He also served as Chairman, President and Chief Executive Officer of The Interlake Corporation, a public diversified metal products company, from 1991 to 1999. As a result, he has extensive management experience within a wide range of business functions. Mr. Reum also brings over 15 years of experience as a director on public company boards of directors.
Steven G. Rothmeier, 65 **Director since 1997** Chairman and CEO — Great Northern Capital (private investment management, consulting and merchant banking firm) since March 1993. Director of Precision Castparts Inc. since 1994. Director of GenCorp, Inc. from 2000 to 2006. Director of Arvin Meritor, Inc. from 2004 to 2012.	Mr. Rothmeier served in executive operational and financial positions at a large airline company for several years. He also has many years of experience as an executive of asset management, venture capital and merchant banking firms. His experience and background provide him with a broad range of expertise in public company issues and expertise in finance and accounting. Mr. Rothmeier brings over 30 years of experience as a director of a wide range of public companies.
David P. Steiner, 51 **Chief Executive Officer and Director since 2004; President since June 2010** Executive Vice President and Chief Financial Officer from April 2003 to March 2004. Director of TE Connectivity Ltd. (formerly Tyco Electronics Corporation) since 2007. Director of FedEx Corporation since 2009.	Mr. Steiner is our President and Chief Executive Officer and, in that capacity, brings extensive knowledge of the details of our Company and its employees, as well as the front-line experiences of running our Company, to his service as a member of our Board. Mr. Steiner also brings his experience as a director of other major public companies.
Thomas H. Weidemeyer, 64 **Director since 2005** Chief Operating Officer — United Parcel Service, Inc. (package delivery and supply chain services company) from 2001 to 2003; Senior Vice President — United Parcel Service, Inc. from 1994 to 2003. President, UPS Airlines (UPS owned airline) from 1994 to 2003. Director of NRG Energy, Inc. since 2003. Director of The Goodyear Tire & Rubber Company since 2004. Director of Amsted Industries Incorporated since 2007.	Mr. Weidemeyer served in executive positions at a large public company for several years. His roles encompassed significant operational management responsibility, providing him knowledge and experience in an array of functional areas critical to large public companies, including supply chain and logistics management. Mr. Weidemeyer also has over 11 years of experience as a director on public company boards of directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH OF THE NINE NOMINEE DIRECTORS.

DIRECTOR NOMINEE AND OFFICER STOCK OWNERSHIP

Our Board of Directors has adopted stock ownership guidelines for our non-employee directors that require each director to hold Common Stock or share-based instruments valued at five times his annual cash retainer. Non-employee directors other than Mr. Reum currently are required to hold 17,500 shares and Mr. Reum currently is required to hold approximately 34,200 shares. Directors have five years from the later of the date they join the Board or the effective date of an increase in the holding requirements to attain the required level of ownership. Ms. Cafferty and Messrs. Clark, Pope and Rothmeier have reached their required levels of ownership. Mr. Gross and Mr. Weidemeyer have until July 2015 to reach their required level of ownership. Mr. Anderson has until August 2016 to reach his required level of ownership, and Mr. Reum has until January 2017 to reach his increased required level of ownership due to his election as Non-Executive Chairman of the Board effective January 1, 2012.

Our executive officers, including Mr. Steiner, are also subject to stock ownership guidelines, as described in the Compensation Discussion and Analysis on page 38 of this Proxy Statement.

The Stock Ownership Table below shows the number of shares of Common Stock each director nominee and each executive officer named in the Summary Compensation Table on page 39 owned as of March 13, 2012, our record date for the Annual Meeting, as well as the number owned by all directors and executive officers as a group. The table also includes information about restricted stock units, exercisable stock options and phantom stock granted under various compensation and benefit plans. Information about unearned performance share units granted to executive officers are not included in the table because the actual number of shares the executives may receive at the end of the performance period will vary depending on the level of achievement of the Company's financial objectives, and can vary from zero to two times the number of performance share units granted. As a result, the number of shares, if any, that will ultimately be issued pursuant to the performance share units is not known.

These individuals, both individually and in the aggregate, own less than 1% of our outstanding shares as of the record date.

Stock Ownership Table

Name	Shares of Common Stock Owned	Shares of Common Stock Covered by Exercisable Options	Phantom Stock(1)
Bradbury H. Anderson	4,493	0	0
Pastora San Juan Cafferty	27,134	0	0
Frank M. Clark, Jr.	20,348	0	0
Patrick W. Gross	13,844	0	0
John C. Pope(2)	42,015	0	0
W. Robert Reum	19,903	0	0
Steven G. Rothmeier	19,749	0	0
Thomas H. Weidemeyer	15,877	0	0
David P. Steiner(3)	486,717	817,852	73,285
Steven C. Preston	0	0	0
James E. Trevathan	132,136	243,098	0
Jeff M. Harris	42,170	53,098	0
Duane C. Woods(4)	76,058	53,098	4,086
Robert G. Simpson(5)	110,780	153,093	0
All directors and executive officers as a group (27 persons)	1,347,000(6)	1,915,495	94,558

(1) Executive officers may choose a Waste Management stock fund as an investment option under the Company's 409A Deferral Savings Plan described in the Nonqualified Deferred Compensation table on page 44. Interests in the fund are considered phantom stock because they are equal in value to shares of our Common Stock. Phantom stock receives dividend equivalents, in the form of additional phantom stock, at the same time that holders of shares of Common Stock receive dividends. The value of the phantom stock is paid

out, in cash, at a future date selected by the executive. Phantom stock is not considered as equity ownership for SEC disclosure purposes; we have included it in this table because it represents an investment risk in the performance of our Common Stock.

(2) The number of shares owned by Mr. Pope includes 435 shares held in trusts for the benefit of his children.

(3) Mr. Steiner has pledged 251,246 shares as security.

(4) The number of shares owned by Mr. Woods includes 125 shares held by his children and 185 shares held by his wife's IRA.

(5) Common Stock ownership is as of September 30, 2011, the date of Mr. Simpson's retirement from the Company.

(6) Included in the "All directors and executive officers as a group" are 1,000 restricted stock units held by one of our executive officers not named in the table. Restricted stock units were granted to the executive officers under our 2009 Stock Incentive Plan. The restricted stock units will be paid out in shares of our Common Stock upon vesting, subject to forfeiture in certain circumstances.

PERSONS OWNING MORE THAN 5% OF WASTE MANAGEMENT COMMON STOCK

The table below shows information for stockholders known to us to beneficially own more than 5% of our Common Stock based on their filings with the SEC through March 13, 2012.

	Shares Beneficially Owned	
Name and Address	**Number**	**Percent(1)**
Capital World Investors 333 South Hope Street Los Angeles, CA 90071	42,936,400(2)	9.3
Capital Research Global Investors 333 South Hope Street Los Angeles, CA 90071	29,137,102(3)	6.3
William H. Gates III One Microsoft Way Redmond, WA 98052	27,894,579(4)	6.0
Wellington Management Company, LLP 280 Congress Street Boston, MA 02210	27,225,692(5)	5.9

(1) Percentage is calculated using the number of shares of Common Stock outstanding as of March 13, 2012.

(2) This information is based on a Schedule 13G/A filed with the SEC on February 10, 2012. Capital World Investors reports that it is deemed to be the beneficial owner of 42,936,400 shares of Common Stock as a result of acting as investment adviser to various investment companies. Capital World Investors reports that it holds more than five percent of such shares on behalf of its client, The Income Fund of America. Capital World Investors disclaims beneficial ownership of all shares.

(3) This information is based on a Schedule 13G filed with the SEC on February 8, 2012. Capital Research Global Investors reports that it is deemed to be the beneficial owner of 29,137,102 shares of Common Stock as a result of acting as investment adviser to various investment companies. Capital Research Global Investors disclaims beneficial ownership of all shares.

(4) This information is based on a Schedule 13G/A filed with the SEC on February 14, 2011, which is the most recent Schedule 13G available from this investor with respect to ownership of our Common Stock. Mr. Gates reports that he has sole voting and dispositive power over 9,260,907 shares of Common Stock held by Cascade Investment, L.L.C., as the sole member of such entity. Additionally, the Schedule 13G/A reports that Mr. Gates and Melinda French Gates share voting and dispositive power over 18,633,672 shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust.

(5) This information is based on a Schedule 13G/A filed with the SEC on February 14, 2012. Wellington Management Company reports that it may be deemed to be the beneficial owner of 27,225,692 shares of Common Stock in its capacity as investment adviser.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The federal securities laws require our executive officers and directors to file reports of their holdings and transactions in our Common Stock with the SEC and the New York Stock Exchange.

Based on a review of the forms and written representations from our executive officers and directors, we believe that all applicable requirements were complied with in 2011, except that Ms. Cowan, Senior Vice President, Customer Experience, was late in filing a Form 4 to report the acquisition of 100 shares of Common Stock on the open market.

EXECUTIVE OFFICERS

The following is a listing of our current executive officers, other than Mr. Steiner, whose personal information is included in the Director Nominees section of this Proxy Statement on page 16, their ages and business experience for the past five years.

Name	Age	Positions Held and Business Experience for Past Five Years
David A. Aardsma	55	• Chief Sales and Marketing Officer since June 2011. • Senior Vice President, Sales and Marketing from January 2005 to June 2011.
Puneet Bhasin	49	• Senior Vice President and Chief Information Officer since December 2009. • Senior Vice President — Global Product & Technology, Monster Worldwide (provider of global online employment solutions) from April 2005 to November 2009.
William K. Caesar	46	• President, WM Recycle America, L.L.C., a wholly-owned subsidiary of the Company, since January 2012. • Chief Strategy Officer from July 2010 to January 2012. • Principal, McKinsey & Company (global management consulting firm) from July 2003 to June 2010.
Barry H. Caldwell	51	• Senior Vice President — Government Affairs and Corporate Communications since September 2002.
Grace M. Cowan	53	• Senior Vice President — Customer Experience since January 2011. • Senior Vice President — Customer Service, Operations, CNO Financial Group Inc. (insurance holding company) from October 2008 to December 2010. • Senior Vice President — National Practice Leader U.S., Aon Corporation (provider of risk management services, insurance and reinsurance brokerage and human resources consulting and outsourcing services) from June 2008 to October 2008. • Senior Vice President — Customer Service, Underwriting Operations, MetLife, Inc. (global provider of insurance, annuities and employee benefit programs) from 2000 to 2008.
James C. Fish, Jr.	49	• Senior Vice President, Eastern Group since June 2011. • Area Vice President, Pennsylvania and West Virginia Area from January 2009 to June 2011. • Market Area General Manager, Western Pennsylvania and West Virginia Market Area from February 2008 to January 2009. • Market Area General Manager, Rhode Island and Southern Massachusetts Market Area from September 2006 to February 2008.
Brett W. Frazier	57	• Senior Vice President —Southern Group since June 2011. • Senior Vice President — Eastern Group from June 2007 to June 2011. • Vice President — Collections Operation Support from February 2006 to June 2007.

Name	Age	Positions Held and Business Experience for Past Five Years
Jeff M. Harris	57	• Senior Vice President — Midwest Group since April 2006.
John J. Morris	42	• Chief Strategy Officer since March 2012. • Area Vice President — Greater Mid-Atlantic Area from July 2011 to March 2012. • Area Vice President — Waste Management of New Jersey from February 2007 to July 2011.
Steven C. Preston	51	• Executive Vice President — Finance, Recycling and Energy Services since October 2011. • President and Chief Executive Officer of Oakleaf Global Holdings, Inc. (provider of outsourced hauling, disposal, waste diversion and recycling services; the Company acquired Oakleaf in July 2011) from July 2009 to October 2011. • Secretary of the United States Department of Housing and Urban Development from June 2008 to January 2009. • Administrator of the United States Small Business Administration from June 2006 to June 2008.
Cherie C. Rice	49	• Vice President — Finance since May 2004, and Treasurer since January 2004.
Greg A. Robertson	58	• Vice President and Chief Accounting Officer since March 2004.
Carl V. Rush, Jr	56	• Senior Vice President — Organic Growth since December 2010. • Vice President — Organic Growth from January 2006 to December 2010.
James E. Trevathan	59	• Executive Vice President — Growth, Innovation and Field Support since June 2011. • Senior Vice President — Southern Group from July 2007 to June 2011. • Senior Vice President — Eastern Group from July 2004 to June 2007.
Mark A. Weidman	55	• President of Wheelabrator Technologies Inc., a wholly-owned subsidiary of the Company, since March 2006.
Rick L Wittenbraker	64	• Senior Vice President, General Counsel and Chief Compliance Officer since November 2003.
Duane C. Woods	60	• Senior Vice President — Western Group since July 2004.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis

Executive Summary

The objective of our executive compensation program is to attract, retain, reward and incentivize exceptional, talented employees who will lead the Company in the successful execution of its strategy. The Company seeks to accomplish this goal by designing a compensation program that is supportive of and aligns with the strategy of the Company and the creation of stockholder value, while discouraging excessive risk-taking. The Company is dedicated to three transformational goals that we believe will drive continued growth and leadership in a dynamic industry: know more about our customers and how to service them than anyone else; use conversion and processing technology to extract more value from the materials we manage; and continuously improve our operational efficiency. The following key structural elements and policies further the objective of our executive compensation program:

- a substantial portion of executive compensation is linked to Company performance, through annual cash performance criteria and long-term incentive awards. As a result, our executive compensation program provides for a significant difference in total compensation in periods of above-target Company performance as compared to periods of below-target Company performance;
- performance goals are designed to be challenging, yet achievable;
- performance based awards include threshold, target and maximum payouts correlating to a range of performance and are based on a variety of indicators of performance, which limits risk-taking behavior;
- our compensation mix targets approximately 50% of total compensation of our named executives (and approximately 68% in the case of our Chief Executive Officer and President) to result from long-term equity awards, which aligns executives' interests with those of stockholders. The MD&C Committee altered the overall compensation allocation of operational leaders in 2011 to increase the weight of long-term equity compensation;
- performance stock units' three-year performance period, as well as stock options' vesting over a three-year period, link executives' interests with long-term performance and reduce incentives to maximize performance in any one year;
- all of our named executive officers are subject to stock ownership requirements, which we believe demonstrates a commitment to, and confidence in, the Company's long-term prospects;
- the Company has clawback provisions in its equity award agreements and recent employment agreements, as well as a general clawback policy, designed to recoup compensation in certain cases when cause and/or misconduct are found;
- our executive officer severance policy implemented a limitation on the amount of benefits the Company may provide to its executive officers under severance agreements entered into after the date of such policy; and
- the Company has adopted a policy that prohibits it from entering into new agreements with executive officers that provide for certain death benefits or tax gross-up payments.

The executive compensation program for 2011 fulfilled its objective by helping the Company manage through a challenging year and finish the year with strong fourth quarter results, poised to continue its progress on strategic growth initiatives and cost savings programs. For Waste Management, 2011 was a year of continued investment in the future, while also continuing to produce strong cash flows, return cash to our stockholders and take a disciplined approach to yield management. In line with the Company's 2011 financial results, the annual cash incentive awards for 2011 that are based on Company-wide performance metrics warranted a payout of 84.96% of target. This payout reflects that the Company exceeded the maximum performance level on its pricing improvement goal. However, the Company fell short of the threshold performance level for the income from operations margin performance goal, which substantially lowered the annual cash bonus payout. The Midwest

Group exceeded target level performance for income from operations excluding depreciation and amortization; whereas, the other geographic Groups' and Company-wide performance exceeded threshold, but fell short of target on this measure. Additionally, the Company is pleased to have generated a return on invested capital, for purposes of our performance share unit performance goals, that was well above threshold for the three-year performance period, resulting in an 86.99% payout on performance share units in shares of Common Stock. This is a positive development for the Company and executives, after zero payout was earned on performance share units in 2010 because threshold criteria was not met for the three-year performance period that ended December 31, 2010. The 2011 results have provided reassurance that our performance goals are challenging, but attainable. The MD&C Committee believes that the 2011 executive compensation plan successfully aligned our executive compensation structure with the overall Company strategy and motivated the performance we seek to reward. Accordingly, the compensation of the Company's executive officers set forth in the Summary Compensation Table of this Proxy Statement, whom we refer to as the "named executive officers" or "named executives," evidences our commitment to link executive pay with Company performance.

Consideration of Stockholder Advisory Vote and Recent Developments

The MD&C Committee established the 2011 compensation plan in early 2011, before the stockholder advisory vote on executive compensation in May 2011. However, the MD&C Committee has since noted the results of the advisory stockholder vote, with 97% of shares present and entitled to vote at the annual meeting voting in favor of the Company's executive compensation. Accordingly, the results of the stockholder advisory vote have not caused the MD&C Committee to recommend any changes to our compensation practices.

The Company continues to adapt its compensation program to best support our strategy and the accomplishment of our goals. As a result, the MD&C Committee has approved the changes described below to our executive compensation program for 2012:

- *Annual Cash Bonus Performance Goals:* We have adopted a new performance measure designed to increase our focus on controlling costs, based on operating expense, plus selling, general & administrative expense, as a percentage of net revenue. We have also adopted a new cash flow performance measure, based on income from operations excluding depreciation and amortization less capital expenditures, which is designed to increase our focus on disciplined capital spending. These two new measures, together with our current income from operations margin measure, will make up the three performance measures for our 2012 annual cash bonuses and will be equally weighted.
- *Allocation of Long-Term Incentive Plan Awards:* We have increased the weighting of performance share units, which are dependant on achievement of specified performance measures, from 30%, in 2011, to 80% of the total value of each named executive's annual long-term incentive plan award for 2012. Stock options will continue to encourage and reward stock price appreciation and will comprise the remaining 20% of the total value of each named executive's award.
- *Performance Share Unit Performance Goals:* Half of the performance share units granted in 2012 will retain the return on invested capital performance measure; while the remaining half of all performance share units granted in 2012 will be dependant on a new performance measure based on total shareholder return relative to the S&P 500. All performance share units will continue to have a three-year performance period.

Our Compensation Philosophy for Named Executive Officers

The Company's compensation philosophy is designed to:

- Attract and retain exceptional employees through competitive compensation opportunities;
- Encourage and reward performance through substantial at-risk performance-based compensation; and
- Align our decision makers' long-term interests with those of our stockholders through emphasis on equity ownership.

Additionally, as the Company pursues its transformation strategy, our compensation philosophy is intended to encourage executives to embrace the change necessary to achieve the Company's goals and to lead the Company in setting aspirations that will drive a change in Company-wide culture.

With respect to our named executive officers, the MD&C Committee believes that total direct compensation at target should be in a range around the competitive median according to the following:

- Base salaries should be paid within a range of plus or minus 10% around the competitive median, but attention must be given to individual circumstances, including strategic importance of the named executive's role, the executive's experience and individual performance;
- Short-term incentive opportunities should be within a range of plus or minus 15% around the competitive median; and
- Long-term incentive opportunities should be within a range of plus or minus 20% around the competitive median.

Overview of Elements of Our 2011 Compensation Program

Timing	Component	Purpose	Key Features
Current	Base Salary	To attract and retain executives with a competitive level of regular income appropriate for respective positions and responsibilities	Adjustments to base salary primarily consider competitive market data for cost of labor increases and executive's individual performance and impact on the Company. Base salary adjustments are also considered when an executive takes on a new position and/or additional responsibilities.
Short-Term Performance Incentive	Annual Cash Bonus	To encourage and reward contributions to our annual financial performance objectives through at-risk compensation subject to challenging, objective and transparent metrics	Bonuses are targeted at a percentage of base salary and could range from zero to 280% of target based on: • Income from Operations excluding Depreciation and Amortization- encourages generation of cash flow, which drives stockholder value (40%); upon achieving this performance goal, a payout multiplier based on revenue growth could be triggered; • Income from Operations Margin- motivates employees to control and lower costs and operate efficiently, thereby increasing our income from operations as a percentage of revenues (30%); and • Pricing Improvement- promotes discipline in executing our pricing programs to ensure we receive strong operating margins on volumes (30%). The MD&C Committee has discretion to increase or decrease an individual's payment by up to 25% based on individual performance, but such modifier has never been used to increase a payment to a named executive.

Timing	Component	Purpose	Key Features
Long-Term Performance Incentives	Performance Share Units	To encourage and reward building long-term stockholder value through profitable allocation of capital; To retain executives; and To increase stockholder alignment through executives' stock ownership	Number of shares delivered can range from zero to 200% of the initial target grant based on return on invested capital, or ROIC, over a three-year performance period. Grants are generally forfeited if the executive voluntarily terminates his employment. PSUs earn dividend equivalents based on the number of shares actually awarded. Recipients can defer the receipt of shares, which are paid out in shares of Common Stock, without interest, at the end of the deferral period.
	Stock Options	To encourage and reward stock price appreciation over the long-term; To retain executives; and To increase stockholder alignment through executives' stock ownership	Supports the growth element of the Company's strategy. Stock options vest in 25% increments on the first two anniversaries of the date of grant and the remaining 50% vest on the third anniversary. Exercise price is the average of the high and low market price of our Common Stock on the date of grant. Stock options have a term of ten years. Unvested options are generally forfeited if the executive voluntarily terminates his employment.

Post-Employment and Change-in-Control Compensation. The compensation our named executives receive post-employment is based on provisions included in individual equity award agreements, retirement plan documents and employment agreements. We enter into employment agreements with our named executive officers because they encourage continuity of our leadership team, which is particularly valuable as leadership manages the Company through the change needed to successfully implement our transformational business strategy. Employment agreements also provide a form of protection for the Company through restrictive covenant provisions, and they provide the individual with comfort that he will be treated fairly in the event of a termination not for cause or under a change-in-control situation. The change-in-control provision included in each named executive officer's agreement requires a double trigger in order to receive any payment in the event of a change-in-control situation. First, a change-in-control must occur, and second the individual must terminate his employment for good reason or the Company must terminate his employment without cause within six months prior to or two years following the change-in-control event. Our stock option awards are also subject to double trigger vesting in the event of a change-in-control situation. Performance share units will be paid out in cash on a prorated basis based on actual results achieved through the end of the fiscal quarter prior to a change-in-control. Thereafter, the executive would typically receive a replacement award of restricted stock units in the successor entity. We believe providing change-in-control protection encourages our named executives to pursue and facilitate change-in-control transactions that are in the best interests of stockholders while not granting executives an undeserved windfall.

Deferral Plan. Each of our named executive officers is eligible to participate in our 409A Deferral Savings Plan. The plan allows all employees with a minimum base salary of $170,000 to defer up to 25% of their base salary and up to 100% of their annual bonus ("eligible pay") for payment at a future date. Under the plan, the Company matches the portion of pay that cannot be matched in the Company's 401(k) Savings Plan due to IRS limits. The Company match provided under the 401(k) Savings Plan and the Deferral Plan is dollar for dollar on the first 3% of eligible pay, and fifty cents on the dollar for the next 3% of eligible pay. Participants can contribute the entire amount of their eligible pay to the Deferral Plan. Contributions in excess of the 6% will not be matched but will be tax-deferred. Company matching contributions begin in the Deferral Plan once the employee has reached the IRS limits in the 401(k) plan. Amounts deferred under this plan are allocated into accounts that mirror selected investment funds in our 401(k) plan, although the amounts deferred are not actually invested in the funds. We believe that providing a program that allows and encourages planning for retirement is a key factor in our ability to attract and retain talent. Additional details on the plan can be found in the Nonqualified Deferred Compensation table and the footnotes to the table on page 44.

Perquisites. Based on a periodic security assessment by an outside consultant, for security purposes, the Company requires the Chief Executive Officer and President to use the Company's aircraft for business and personal use. Use of the Company's aircraft is permitted for other employees' personal use only with Chief Executive Officer approval in special circumstances, which seldom occurs. The value of our named executives' personal use of the Company's airplanes is treated as taxable income to the respective executive in accordance with IRS regulations using the Standard Industry Fare Level formula. This is a different amount than we disclose in the Summary Compensation Table, which is based on the SEC requirement to report the incremental cost to us of their use. We also reimburse the cost of physical examinations for our senior executives, as we believe it is beneficial to the Company to facilitate its executives receiving preventative healthcare. Other than as described in this paragraph, we have eliminated all perquisites for our named executive officers.

Our Named Executive Officers

Our named executive officers for 2011 are:

- Mr. David Steiner- has served Waste Management as Chief Executive Officer since 2004 and President since June 2010.
- Mr. Steven Preston- recruited to join Waste Management as Executive Vice President – Finance, Recycling and Energy Services in October 2011 and became Waste Management's principal financial officer upon Mr. Robert Simpson's retirement. Mr. Preston was previously President and Chief Executive Officer of Oakleaf Global Holdings, which Waste Management acquired in July 2011.
- Mr. Robert Simpson- served Waste Management as Senior Vice President and Chief Financial Officer from March 2004 until his retirement effective September 30, 2011.
- Mr. James Trevathan- was appointed to the new position of Executive Vice President – Growth, Innovation and Field Support in June 2011 after having most recently served Waste Management as Senior Vice President of the Southern Group since 2007.
- Mr. Jeff Harris- has served Waste Management as Senior Vice President of the Midwest Group since April 2006.
- Mr. Duane Woods- has served Waste Management as Senior Vice President of the Western Group since July 2004.

How Named Executive Officer Compensation Decisions are Made

The MD&C Committee meets several times each year to perform its responsibilities as delegated by the Board of Directors and as set forth in the MD&C Committee's charter. These responsibilities include evaluating and approving the Company's compensation philosophy, policies, plans and programs for our named executive officers.

In the performance of its duties, the MD&C Committee regularly reviews the total compensation, including the base salary, target annual bonus award opportunities, long-term incentive award opportunities and other benefits, including potential severance payments for each of our named executive officers. At a regularly scheduled meeting each year, the MD&C Committee reviews our named executives' total compensation and compares that compensation to the competitive market, as discussed below. In the first quarter of each year, the MD&C Committee meets to determine salary increases, if any, for the named executive officers; verifies the results of the Company's performance for annual incentive and performance share unit calculations; reviews the individual annual incentive targets for the current year as a percent of salary for each of the named executive officers; and makes decisions on granting long-term equity awards.

Compensation Consultant. The MD&C Committee uses several resources in its analysis of the appropriate compensation for the named executive officers. The MD&C Committee selects and employs an independent consultant to provide it advice relating to market and general compensation trends. The MD&C Committee also uses the services of its independent consultant for data gathering and analyses. The MD&C Committee has retained Frederic W. Cook & Co., Inc. as its independent consultant since 2002. The Company makes regular payments to Frederic W. Cook for its services around executive compensation, including meeting preparation and attendance, advice, best practice information, as well as competitive data. Information about such payments is submitted to the chair of the MD&C Committee.

In addition to services related to executive compensation, the consultant also provides the Board of Director's Nominating and Governance Committee information and advice considered when recommending compensation of the independent directors. Frederic W. Cook has no other business relationships with the Company and receives no other payments from the Company. The MD&C Committee adopted a written policy to ensure the independence of any compensation consultants it uses for executive compensation matters. Pursuant to the policy, no compensation consultant engaged by the MD&C Committee to assist in determining or recommending the compensation of executive officers or independent directors of the Board of Directors may be engaged by management of the Company unless first approved by the MD&C Committee. Since the adoption of the policy, no engagements have been proposed to the MD&C Committee for approval.

Role of CEO. Mr. Steiner contributes to compensation determinations by assessing the performance of the named executive officers reporting to him and providing these assessments with recommendations to the MD&C Committee. Personnel within the Company's People Department assist the MD&C Committee by working with the independent consultant to provide information requested by the MD&C Committee and assisting it in designing and administering the Company's incentive programs.

Peer Company Comparisons. The MD&C Committee uses compensation information of comparison groups of companies to gauge the competitive market, which is relevant for attracting and retaining key talent and for ensuring that the Company's compensation practices are aligned with prevalent practices. For purposes of establishing the 2011 executive compensation program, the MD&C Committee considered a competitive analysis of total direct compensation levels and compensation mixes for our executive officers, using information from:

- two general industry surveys as provided by management; the Hewitt Associates 2010 TCM Executive Total Compensation Survey and the Towers Watson 2010 U.S. General Industry Executive Database. The competitive consensus for top five named executive officers consists of an equally-weighted average of comparison company median data and size-adjusted median data from both general industry surveys; and
- a comparison group of 20 companies, described below.

The comparison group of companies is initially recommended by the independent consultant prior to the actual data gathering process, with input from management. The composition of the group is evaluated and a final comparison group of companies is approved by the MD&C Committee each year. The selection process for the comparison group begins with all companies in the Standard & Poor's North American database that are publicly traded U.S. companies in 17 different Global Industry Classifications. These industry classifications are meant to provide a collection of companies in industries that share similar characteristics with Waste Management. The companies are then limited to those with at least $5 billion in annual revenue to ensure appropriate comparisons, and further narrowed by choosing those with asset intensive domestic operations, as well as those focusing on transportation and logistics. Companies with these characteristics are chosen because the MD&C Committee believes that it is appropriate to compare our executives' compensation with executives that have similar responsibilities and challenges at other companies. The MD&C Committee received a statistical analysis of the growth profile, profitability profile, size and shareholder return of all companies in the comparison group to verify that the Company is appropriately positioned versus the comparison group. This analysis revealed the Company's composite percentile rankings among the companies in the comparison group based on numerous statistical measures were as follows: growth profile – 43%; profitability profile – 54%; size profile – 48%; and shareholder return profile – 73%. The comparison group used for consideration of 2011 compensation was composed of the companies listed below:

American Electric Power	NextEra Energy
Baker Hughes	Norfolk Southern
Burlington Northern Santa Fe	Republic Services
CH Robinson	Ryder
CSX	Schlumberger
Entergy	Southern Company
FedEx	Sysco
Grainger	Union Pacific
Halliburton	United Parcel Service
Hertz	YRC Worldwide

The general industry data and the comparison group data are blended when composing the competitive analysis, when possible, such that the combined general industry data and the comparison group are each weighted 50%. The competitive analysis showed that the Company's named executives' 2011 total direct compensation opportunities are positioned in a range around the median of the compensation of the executives comprising the competitive analysis, and none of our named executive officers' total direct compensation is above the range around the median for their peers in the competitive analysis. For competitive comparisons, the MD&C Committee has determined that total direct compensation packages for our named executive officers within a range of plus or minus twenty percent of the median total compensation of the competitive analysis is appropriate. In making these determinations, total direct compensation consists of base salary, target annual bonus, and the annualized grant date fair value of long-term equity incentive awards.

Allocation of Compensation Elements and Tally Sheets. The MD&C Committee considers the forms in which total compensation will be paid to executive officers and seeks to achieve an appropriate balance between base salary, annual cash incentive compensation and long-term incentive compensation. The MD&C Committee determines the size of each element based primarily on comparison group data and individual and Company performance. The percentage of compensation that is contingent on achievement of performance criteria typically increases in correlation to an executive officer's responsibilities within the Company, with at-risk performance-based incentive compensation making up a greater percentage of total compensation for our most senior executive officers. Additionally, as an executive becomes more senior, a greater percentage of the executive's compensation shifts away from short-term to long-term incentive awards.

The MD&C Committee uses tally sheets to review the compensation of our named executive officers, which show the cumulative impact of all elements of compensation. These tally sheets include detailed information and dollar amounts for each component of compensation, the value of all equity held by each named executive, and the value of welfare and retirement benefits and severance payments. Tally sheets provide the MD&C Committee with the relevant information necessary to determine whether the balance between long-term and short-term compensation, as well as fixed and variable compensation, is consistent with the overall compensation philosophy of the Company. This information is also useful in the MD&C Committee's analysis of whether total direct compensation provides a compensation package that is appropriate and competitive. Tally sheets are provided to the full Board of Directors.

The following charts display the allocation of total 2011 compensation among base salary, annual cash incentive at target and long-term incentives at target for our Chief Executive Officer and President and for Messrs. Trevathan (prior to his promotion), Harris and Woods, on average. In the process of establishing the 2011 executive compensation program, the MD&C Committee determined that the compensation of our Senior Group Vice President position was weighted too heavily in favor of short-term incentives in comparison to our peers. As a result, the MD&C Committee revised the allocation of 2011 targeted compensation of Senior Group Vice Presidents that are named executives as shown below to shift emphasis toward long-term incentives. Accordingly, these charts reflect the MD&C Committee's 2011 desired total mix of compensation for Senior

Group Vice Presidents, which includes approximately 49% of total compensation relating to long-term equity, while long-term equity comprises almost 68% of Mr. Steiner's total compensation.

Chief Executive Officer and President


15%
17%
68%

Senior Group Vice Presidents (average)


29%
49%
22%
Base Salary
Annual Cash Bonus
Long-Term Equity Incentive Awards

Internal Pay Equity. The MD&C Committee considers the differentials between compensation of the individual named executive officers, as well as the additional responsibilities of the Chief Executive Officer and President compared to the other executive officers. Internal comparisons are also made between executive officers and their direct reports. The MD&C Committee confirms that the compensation paid to executive officers is reasonable compared to that of their direct reports, while recognizing that an executive's actual total compensation, as a multiple of the total compensation of his or her subordinates, will increase in periods of above-target performance and decrease in times of below-target performance.

Tax and Accounting Matters. Section 162(m) of the Internal Revenue Code of 1985, as amended ("Code Section 162(m)"), denies a compensation deduction for federal income tax purposes for certain compensation in excess of $1 million paid to our Chief Executive Officer and President and our other three highest paid executives who are employed on the last day of our fiscal year. "Performance based" compensation meeting specified standards is deductible without regard to the $1 million cap. We design our compensation plans to be tax efficient for the Company where possible. However, our MD&C Committee reserves the right to structure the compensation of our executive officers without regard for whether the compensation is fully deductible if, in the MD&C Committee's judgment, it is in the best interests of the Company and stockholders to do so.

The annual bonus plan is designed to comply with the performance-based compensation exemption under Code Section 162(m) by allowing the MD&C Committee to set performance criteria for payments, which may not exceed the predetermined amount of 0.5% of the Company's pre-tax income per participant. Our performance share unit awards are also intended to meet the qualified performance-based compensation exception under Code Section 162(m).

Section 409A of the Internal Revenue Code of 1986, as amended ("Code Section 409A"), generally provides that any deferred compensation arrangement which does not meet specific requirements will result in immediate taxation of any amounts deferred to the extent not subject to a substantial risk of forfeiture. In general, to avoid a Code Section 409A violation, amounts deferred may only be paid out on separation from service, disability, death, a specified time or fixed schedule, a change-in-control or an unforeseen emergency. Furthermore, the election to defer generally must be made in the calendar year prior to performance of services. We intend to structure all of our compensation arrangements, including our Deferral Plan, in a manner that complies with or is exempt from Code Section 409A.

We account for stock-based payments, including stock options and performance share units, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation. The MD&C Committee takes into consideration the accounting treatment under ASC Topic 718 when determining the form and amount of annual long-term equity incentive awards. However, because our long-term equity incentive awards are based on a target dollar value established prior to grant (described in further detail under "Named Executives' 2011 Compensation Program and Results — Long-Term Equity Incentives"), this "value" will differ from the grant date fair value of awards calculated pursuant to ASC Topic 718.

Risk Assessment. The MD&C Committee uses the structural elements set forth in the Executive Summary above to establish compensation that will provide sufficient incentives for named executive officers to drive results while avoiding unnecessary or excessive risk taking that could harm the long-term value of the

Company. During 2011, the MD&C Committee reviewed the Company's assessment of risk created by the Company's compensation policies and practices, which was conducted with guidance from the independent compensation consultant. The MD&C Committee concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Consideration of Stockholder Advisory Vote on Executive Compensation. The MD&C Committee reviews the results of the stockholder advisory vote on executive compensation and considers any implications of such voting results on the Company's compensation programs.

Recruitment of Mr. Preston and Promotion of Mr. Trevathan. In light of Mr. Simpson's desire to retire, the Company conducted a search for a new principal financial officer. Mr. Preston, previously President and Chief Executive Officer of Oakleaf Global Holdings, was identified as the desired successor following Waste Management's acquisition of Oakleaf in July 2011. Mr. Preston is our only named executive recruited to his position from outside the Company. When establishing compensation for Mr. Preston, the MD&C Committee considered the compensation level of his predecessor and the competitive analysis prepared when 2011 executive compensation was established. The MD&C Committee determined that an increased base salary was justified on the basis of the competitive analysis, as well as the fact that Mr. Preston assumed oversight responsibilities for recycling, waste-to-energy and organic growth operations in addition to responsibilities of the principal financial officer. Additionally, the MD&C Committee concluded that it was appropriate to guarantee Mr. Preston an annual cash bonus for 2011 to entice him to take on a new employment opportunity. The MD&C Committee also approved an award to Mr. Preston of 184,584 stock options under the Company's 2009 Stock Incentive Plan with the same term and vesting provisions as stock options awarded to other named executives in 2011. This equity award was granted as a component of Mr. Preston's overall competitive compensation package, as well as to encourage and reward long-term performance, promote retention and increase Mr. Preston's alignment with stockholders.

Additionally, in June 2011, Mr. Trevathan was promoted to the new position of Executive Vice President — Growth, Innovation and Field Support. In this new role, Mr. Trevathan is responsible for integrating the Company's operations, sales and people functions to support the field's achievement of the Company's transformational growth goals. He is working in close coordination with the Company's Group Senior Vice Presidents. Company functions reporting into Mr. Trevathan include the corporate staff in Collection and Post-Collection Operations, Safety, Procurement, Innovation & Optimization, Business Solutions, Enterprise Program Integration, Sales & Marketing, and Human Resources. In recognition of this promotion and the strategic importance of the additional responsibilities that Mr. Trevathan assumed, Mr. Trevathan received an award of 150,000 stock options under the Company's 2009 Stock Incentive Plan with the same term and vesting provisions as stock options awarded to other named executives in 2011.

Named Executives' 2011 Compensation Program and Results

Base Salary

Each of Mr. Steiner and Mr. Simpson received a 2.5% increase in base salary, in line with the corporate-level budget. In early 2011, the base salaries of the Group Senior Vice Presidents were determined to be on the high side of our target range around the competitive median, and as a result, none of the Group Senior Vice Presidents that are named executives received an increase in base salary for the second year in a row. Mr. Preston's base salary was established in connection with his recruitment to the Company, as discussed above. The table below shows the 2010 base salary, percent increase in base salary and 2011 base salary for each of our named executive officers:

Named Executive Officer	2010 Base Salary	Percent Increase	2011 Base Salary
Mr. Steiner	$1,100,000	2.5	$1,127,500
Mr. Preston	N/A	N/A	$ 580,000
Mr. Simpson	$ 531,405	2.5	$ 544,690
Mr. Trevathan	$ 566,298	0	$ 566,298
Mr. Harris	$ 536,278	0	$ 536,278
Mr. Woods	$ 565,710	0	$ 565,710

Annual Cash Bonus

- *Annual cash bonuses were dependant on the following metrics: Income from Operations excluding Depreciation and Amortization (weighted 40%); Income from Operations Margin (weighted 30%) and Pricing Improvement (weighted 30%).*
- *Actual bonus payments made in March 2012 for fiscal 2011 were: 84.96% of target for Mr. Steiner, based on Company-wide performance, and were 84.96%, 109.24% and 84.96% of target for Messrs. Trevathan, Harris and Woods, respectively, based on a combination of individual, Company-wide and field-level performance.*

For purposes of 2011 annual cash bonuses for corporate-level employees, including Mr. Steiner, performance is measured using the Company's consolidated results of operations. The table below details the Company-wide performance measures set by the MD&C Committee for the corporate-level named executive officers' bonuses earned in 2011.

	Threshold Performance*	Target Performance (100% Payment)	Maximum Performance (200% Payment)
Income from Operations Margin	15.84%	17.60%	19.36%
Income from Operations excluding Depreciation and Amortization**	$3,268 million	$3,631 million	$3,994 million
Pricing Improvement***	2.2%	2.6%	3.0%

* Achievement of threshold performance yields a 60% payout level for the income from operations excluding depreciation and amortization metric and the pricing improvement metric and a 93.4% payout on the income from operations margin metric.

** The design of the 2011 annual bonus plan provided that, upon achieving target level performance on the income from operations excluding depreciation and amortization metric, the payout associated with this metric could be doubled based on year-over-year revenue growth. However, because the income from operations excluding depreciation and amortization metric fell below target (as detailed further below), the revenue growth multiplier was not applicable.

*** Calculated using weighted average rate per unit increase, based on commercial and industrial collection operations; transfer stations; and municipal solid waste and construction and demolition volumes at our landfills, but excluding new business, special waste and residential waste. The pricing measures used for these calculations are not the same as "yield" as we present in any of our disclosures, such as the Management's Discussion and Analysis section of our Forms 10-K and 10-Q or our earnings press releases, and the targeted increases shown in the table should not be construed as a targeted increase in "yield" as discussed in those disclosures.

The 2011 annual cash bonuses of Messrs. Trevathan, Harris and Woods were calculated using (i) the Company's consolidated results of operations for measuring income from operations margin and pricing improvement and (ii) their respective field-based results of operations for measuring income from operations excluding depreciation and amortization. (With respect to Mr. Trevathan, his performance calculation was prorated to take account of field-based results for the period of 2011 before he was promoted to his current corporate-level position.) The MD&C Committee then has discretion to increase or decrease an individual's payment by up to 25% based on individual performance. The MD&C Committee has never used this modifier to increase a payment to a named executive; however, as detailed below, this modifier was used to lower named executives' annual cash bonuses for 2011. We believe using field-based results for income from operations excluding depreciation and amortization is appropriate because it ties our field-based named executive officers' compensation directly to the success or failure of operations that receive their primary attention. In the case of Messrs. Trevathan and Woods, the measure income from operations excluding depreciation and amortization was comprised of two separate calculations. The first calculation (weighted 70%) was based solely on results of operations for their respective Group; the second calculation (weighted 30%) was based on results of operations for their respective Group, as integrated with operations of our Wheelabrator subsidiary that are not a component of the Group's calculated results for financial reporting purposes, but which are located physically within the Group's geographic area. This calculation, which we refer to as the Group's "integrated" performance measure, is intended to encourage the operating business units within the geographic Groups to support and collaborate with Wheelabrator's operating business units in their area. The following table sets forth the income from operations excluding depreciation and amortization performance measure, on a stand-alone and an integrated basis, as set by the MD&C Committee for the respective Groups of Messrs. Trevathan, Harris and Woods:

	Threshold Performance (60% Payment)	Target Performance (100% Payment)	Maximum Performance (200% Payment)
	(In millions)	(In millions)	(In millions)
Southern Group (Mr. Trevathan)	$1,061	$1,179	$1,297
Integrated: Southern Group (Mr. Trevathan)	$1,137	$1,263	$1,389
Midwest Group (Mr. Harris)	$ 841	$ 934	$1,027
Integrated: Midwest Group (Mr. Harris)	N/A	N/A	N/A
Western Group (Mr. Woods)	$ 784	$ 871	$ 958
Integrated: Western Group (Mr. Woods)	$ 793	$ 881	$ 969

The following table sets forth the Company's performance achieved on each of the annual cash bonus performance goals on a Company-wide consolidated basis, the payout earned on account of such performance, and the calculation of Mr. Steiner's annual cash bonus payout based on such goals.

Calculation of Annual Cash Bonus Payout for Mr. Steiner:

	Income from Operations excluding Depreciation and Amortization: (weighted 40%)		Income from Operations Margin: (weighted 30%)		Pricing Improvement: (weighted 30%)		Total Payout Earned (as a percentage of Target)
	Actual	Payout Earned	Actual	Payout Earned	Actual	Payout Earned	
Company Consolidated	$3,290 million	62.40%	15.77%	0%	3.2%	200%	
			Payout Based on Performance Measures				84.96%
			Individual Performance Modifier				100%
			Modified Payout				**84.96%**

The following three tables set forth the calculation of the annual cash bonus payout for Messrs. Trevathan, Harris and Woods, respectively. As reflected below and as explained in more detail two paragraphs above, these individuals' payouts were based on performance achieved on a combination of Company-wide and field-level goals and individual performance.

Calculation of Annual Cash Bonus Payout for Mr. Trevathan:

	Income from Operations excluding Depreciation and Amortization: (weighted 40%)		Income from Operations Margin: (weighted 30%)		Pricing Improvement: (weighted 30%)		Total Payout Earned (as a percentage of Target)
	Actual	Payout Earned*	Actual	Payout Earned	Actual	Payout Earned	
Company Consolidated	$3,290 million	62.40%	15.77%	0%	3.2%	200%	
Southern Group (weighted 70%)	$1,067 million	62.04%					
Southern Integrated (weighted 30%)	$1,150 million	64.60%					
			Payout Based on Performance Measures				85.03%
			Individual Performance Modifier				99.9%
			Modified Payout				**84.96%**

* This calculation was prorated to take account of field-based results for the period of 2011 before Mr. Trevathan was promoted to his current corporate-level position.

Calculation of Annual Cash Bonus Payout for Mr. Harris:

	Income from Operations excluding Depreciation and Amortization: (weighted 40%)		Income from Operations Margin: (weighted 30%)		Pricing Improvement: (weighted 30%)		Total Payout Earned (as a percentage of Target)
	Actual	Payout Earned	Actual	Payout Earned	Actual	Payout Earned	
Company Consolidated			15.77%	0%	3.2%	200%	
Midwest Group	$956 million	123.10%					
			Payout Based on Performance Measures				109.24%
			Individual Performance Modifier				100%
			Modified Payout				**109.24%**

Calculation of Annual Cash Bonus Payout for Mr. Woods:

	Income from Operations excluding Depreciation and Amortization: (weighted 40%)		Income from Operations Margin: (weighted 30%)		Pricing Improvement: (weighted 30%)		Total Payout Earned (as a percentage of Target)
	Actual	Payout Earned	Actual	Payout Earned	Actual	Payout Earned	
Company Consolidated			15.77%	0%	3.2%	200%	
Western Group (weighted 70%)	$820 million	76.84%					
Western Integrated (weighted 30%)	$829 million	76.04%					
			Payout Based on Performance Measures				90.64%
			Individual Performance Modifier				93.7%
			Modified Payout				**84.96%**

In determining actual performance achieved on financial performance goals, the MD&C Committee has discretion to make adjustments to the calculations for unusual or otherwise non-operational matters that it believes do not accurately reflect results of operations expected from management for bonus purposes. In 2011, the calculation of income from operations excluding depreciation and amortization and income from operations margin were adjusted to exclude the effects of: (i) revisions of estimates associated principally with remedial liabilities at a closed site; (ii) the accounting effect of changes in ten-year Treasury rates, which are used to discount remediation reserves; (iii) restructuring undertaken as part of our cost savings programs; (iv) impairments at two closed Healthcare Solutions facilities; and (v) charges related to integration of the acquired Oakleaf business and Oakleaf operating losses. Adjustments are not made to forgive poor performance, and the MD&C Committee considers both positive and negative adjustments to results. Adjustments are made to ensure that rewards are aligned with the right business decisions and are not influenced by potential short-term gain or impact on bonuses. Adjusting for certain items, like those discussed herein, avoids creating incentives for individuals to fail to take actions for the longer-term good of the Company in order to meet short-term goals. The aggregate net impact of the adjustments mentioned above resulted in a $43.12 million increase in income from operations excluding depreciation and amortization on a Company-wide consolidated basis. These adjustments also increased field-level and integrated income from operations excluding depreciation and amortization to the extent applicable to the respective geographic Groups.

The following table shows each named executive's target percentage of base salary, percentage of target earned in 2011, and amount of annual cash bonus for 2011.

Named Executive Officer	Target Percentage of Base Salary	Percentage of Target Earned in 2011	Annual Cash Bonus For 2011
Mr. Steiner	115	84.96%	$1,095,356
Mr. Preston*	85	—	$ 510,000
Mr. Simpson**	85	—	—
Mr. Trevathan	75	84.96%	$ 360,845
Mr. Harris	75	109.24%	$ 439,373
Mr. Woods	75	84.96%	$ 360,470

* As discussed above, Mr. Preston was guaranteed a fixed cash bonus for 2011 upon his recruitment to the Company.

** Upon his retirement from the Company, Mr. Simpson forfeited any annual cash bonus for 2011.

The MD&C Committee believes that the 2011 financial performance measures were goals that appropriately drove behaviors to create performance and results, in particular focusing on generating profitable revenue, cost cutting and cost control, and making the best use of our assets. When setting threshold, target and maximum performance measures each year, the MD&C Committee looks to the Company's historical results of operations and analyses and forecasts for the coming year. Specifically, the MD&C Committee considers expected revenue based on analyses of pricing and volume trends, as affected by operational and general economic factors; expected wage, maintenance, fuel and other operational costs; and expected selling and administrative costs. Based on this information, in light of general economic conditions and indicators in early 2011 and the Company's focus on growing revenue, the MD&C Committee determined that the target performance under the annual bonus plan for the income from operations excluding depreciation and amortization measure should be increased as compared to the prior year's target and actual performance and that target performance under the income from operations margin measure should be increased as compared to the prior year's target and on par with the prior year's actual performance. The MD&C Committee discussed the continued effects of the recessionary environment and the impact that the Company's transformational strategy was having on the Company's results of operations and the challenges that the Company was facing in 2011, but determined the improvement in performance targeted by these performance measures was reasonable and appropriate for 2011. The MD&C Committee acknowledged the Company's success reaching the pricing improvement gate of 3.0% in 2010 as a result of focused efforts on our pricing programs, but also acknowledged the risk that pricing improvement can pose to customer retention if not balanced, especially in a weak economy. Accordingly, the MD&C Committee determined that a slightly reduced pricing improvement target of 2.6% was reasonable and appropriate for 2011.

Long-Term Equity Incentives — Our equity awards are designed to hold individuals accountable for long-term decisions by rewarding the success of those decisions. The MD&C Committee continuously evaluates the components of its programs. In determining which forms of equity compensation are appropriate, the MD&C Committee considers whether the awards granted are achieving their purpose; the competitive market; and accounting, tax or other regulatory issues, among others. In determining the appropriate awards for the named executives' 2011 annual long-term incentive grant, the MD&C Committee decided to grant both performance share units that use ROIC to focus on improved asset utilization and stock options that focus on increasing the market value of our stock. In 2011, the MD&C Committee increased the weighting of stock options in our long-term incentive plan awards to 70% stock options and 30% performance share units in order to better align the Company with equity compensation practices of growth-oriented companies and to motivate our executives to aggressively focus on growth. Before determining the actual number of performance share units and stock options that were granted to each of the named executives in 2011, the MD&C Committee established a target dollar amount value for each individual's annual total long-term equity incentive award. The values chosen were based primarily on the comparison information for the competitive market, including an analysis of the named executives' responsibility for meeting the Company's strategic objectives. Additionally, our Chief Executive Officer and President proposed to the MD&C Committee that members of the senior leadership team, not including himself, receive a one-time "transformational award" of long-term equity to reward senior leadership for undertaking the Company's new strategic initiatives, to encourage key employees to lead a change in Company-wide culture, and to retain key employees as the Company undergoes its transformation. Accordingly, the MD&C Committee approved a one-time additional award to the named executives, other than Mr. Steiner, equal to 10% of the dollar value of the named executive's annual long-term equity incentive award. This transformational award was made up of stock options and performance share units using the same terms as the annual long-term equity incentive grant.

Named Executive Officer	Dollar Values of Annual Long-Term Equity Incentives Set by the Committee (at Target)	Dollar Values of Additional Transformational Award Set by the Committee (at Target)
Mr. Steiner	$5,100,000	N/A
Mr. Preston*	N/A	N/A
Mr. Simpson	$1,157,360	$115,736
Mr. Trevathan	$ 867,000	$ 86,700
Mr. Harris	$ 867,000	$ 86,700
Mr. Woods	$ 867,000	$ 86,700

* Mr. Preston was not yet employed by the Company at the time of the annual long-term equity incentive grants.

Performance Share Units

- *Named executives were granted new performance share units with a three-year performance period ending December 31, 2013, which may be earned based on the achievement of a ROIC goal.*
- *Named executive officers earned 86.99% of the performance share units that were granted in 2009 with the three-year performance period ended December 31, 2011; based on actual performance against goals described further below.*

Performance share units are granted to our named executive officers annually to align compensation with the achievement of our long-term financial goals and to build stock ownership. Performance share units provide an immediate retention value to the Company because there is unvested potential value at the date of grant. The number of performance share units granted to our named executive officers corresponds to an equal number of shares of Common Stock. At the end of the three-year performance period for each grant, the Company will deliver a number of shares ranging from 0% to 200% of the initial number of units granted, depending on the Company's three-year performance against a pre-established ROIC target and subject to the general payout and forfeiture provisions. ROIC in our plan is defined generally as net operating profit after taxes divided by capital. Capital is comprised of long-term debt, noncontrolling interests and stockholders' equity, less cash. ROIC is an indicator of our ability to generate returns for our stockholders. We believe that earnings growth is important and an appropriate measure for our annual bonuses. However, creating value over time is also important, and we therefore chose the three-year performance period for our long-term incentive compensation. We believe that using a three-year average of ROIC incentivizes our named executive officers to ensure the strategic direction of the Company is being followed and forces them to balance the short-term incentives awarded for growth with the long-term incentives awarded for value generated.

The MD&C Committee determined the number of units that were granted to each of the named executives in 2011 by taking the targeted dollar amounts established for total long-term equity incentives (set forth in the table above) and multiplying by 30%. Those values were then divided by the average of the high and low price of our Common Stock over the 30 trading days preceding the MD&C Committee meeting at which the grants were approved to determine the target number of performance share units granted. The number of performance share units granted, including the transformational award, are shown in the table below:

Named Executive Officer	Number of Performance Share Units
Mr. Steiner	40,263
Mr. Preston*	N/A
Mr. Simpson**	10,051
Mr. Trevathan	7,529
Mr. Harris	7,529
Mr. Woods	7,529

* Mr. Preston was not yet employed by the Company at the time that the 2011 performance share units were granted.

** Payout on performance share units granted to Mr. Simpson will be based on actual performance for the three-year performance period and will be prorated for his length of service before retirement.

The table below shows the required achievement of the ROIC performance measure and the corresponding potential payouts under our performance share units granted in 2011:

	Threshold		Target		Maximum	
	Performance	Payout	Performance	Payout	Performance	Payout
ROIC	15.1%	60%	17.8%	100%	21.4%	200%

The threshold, target and maximum measures are determined based on an analysis of historical performance and current projections and trends. If actual performance falls between target and either threshold or maximum levels, then the number of performance share units earned will be interpolated between the target performance amount and either the threshold or maximum performance amount, as applicable. The MD&C Committee uses this analysis and modeling of different scenarios related to items that affect the Company's performance such as yield, volumes and capital to set the performance measures. As with the consideration of targets for the annual bonus, the MD&C Committee carefully considered several material factors affecting the Company for 2011 and beyond, including the continued impact of the recessionary economy and the Company's transformational strategy and economic indicators for future periods. Given these factors, the MD&C Committee determined that the target for ROIC for the 2011 award should be a measured and reasonable improvement from 2010 target ROIC.

The table below shows the performance measures, the achievement of those measures and the corresponding payouts for the additional performance share units that have been granted since 2008:

	ROIC				EPS*				
	Threshold	Target	Maximum	Actual	Threshold	Target	Maximum	Actual	Award Earned
2008 PSUs for period ended 12/31/10	17.6%	19.6%	23.5%	17.1%	$7.15	$7.44	$8.60	$6.29	Threshold criteria was not attained, and awards expired without vesting
2009 PSUs for period ended 12/31/11 **	15.6%	17.3%	20.8%	16.7%	—	—	—	—	Units earned a 86.99% payout in shares of Common Stock issued in 2/12
2010 PSUs for period ended 12/31/12	15.8%	17.6%	21.1%	—	—	—	—	—	Pending completion of performance period

* Earnings per share is based on the cumulative measure over the three-year performance period.

** Actual results set forth in the table are adjusted as described in the following paragraph.

Similar to the annual cash bonus performance metric calculations, the MD&C Committee has discretion to make adjustments to the ROIC calculation for unusual or otherwise non-operational matters that it believes do not accurately reflect results of operations expected from management for bonus purposes. In February 2012, the MD&C Committee approved adjustments to the calculation of results under the 2009 awards that had a performance period ended December 31, 2011. Net operating profit after taxes used in the calculation of results was adjusted to 1) include the effects of impairment charges resulting from the abandonment of licensed software and a cash litigation settlement received in connection with litigation pertaining to such software; and 2) exclude the effects of: (i) revisions of estimates associated with remedial liabilities; (ii) changes in ten-year Treasury rates, which are used to discount remediation reserves; (iii) withdrawal from underfunded multiemployer pension plans and labor disruption costs; (iv) charges related to the acquisition and integration of the acquired Oakleaf business; and (v) benefits from investments in low-income housing and a refined coal facility on tax rates. Capital used in the calculation of results was adjusted to exclude the impact of: (i) investments in low-income housing and a refined coal facility; (ii) the purchase price for Oakleaf, less goodwill and (iii) certain investments by our Wheelabrator subsidiary. Additionally, stockholders' equity used in the calculation of capital excludes the impact of prior year tax audit settlements.

Adjustments are made to ensure that rewards are aligned with the right business decisions and are not influenced by potential short-term gain or impact on bonuses. Adjusting for certain items, like those discussed herein, avoids creating incentives for individuals to fail to take actions for the longer-term good of the Company in order to meet short-term goals. The aggregate impact of the adjustments mentioned above resulted in increasing the payout percentage on performance shares units from 71.4% to 86.99%.

Stock Options — The MD&C Committee believes use of stock options is appropriate to support the growth element of the Company's strategy. The grant of options made to the named executive officers in the first quarter of 2011 in connection with the annual grant of long-term equity awards was based on the targeted dollar amounts established for total long-term equity incentives (set forth in the table above) and multiplied by 70%. The actual number of stock options granted was determined by assigning a value to the options using an option pricing model, and dividing the dollar value of compensation by the value of each option. The resulting number of stock options, including the transformational award, are shown in the table below:

Named Executive Officer	Number of Options
Mr. Steiner	583,333
Mr. Preston*	184,584
Mr. Simpson	145,616
Mr. Trevathan	109,084
Mr. Trevathan**	150,000
Mr. Harris	109,084
Mr. Woods	109,084

* Initial grant of stock options received by Mr. Preston when he joined the Company, based on a target compensation value of $1 million.

** Additional grant received by Mr. Trevathan upon his June 2011 promotion, based on a target compensation value of $964,500.

The stock options will vest in 25% increments on the first two anniversaries of the date of grant and the remaining 50% will vest on the third anniversary. The exercise price of the options is the average of the high and low market price of our Common Stock on the date of grant, and the options have a term of 10 years. See the Grant of Plan-Based Awards in 2011 table below for specific exercise prices. We account for our employee stock options under the fair value method of accounting using a Black-Scholes methodology to measure stock option expense at the date of grant. The fair value of the stock options at the date of grant is amortized to expense over the vesting period.

Other Compensation Policies and Practices

Stock Ownership Requirements — All of our named executive officers are subject to stock ownership guidelines. We instituted stock ownership guidelines because we believe that ownership of Company stock demonstrates a commitment to, and confidence in, the Company's long-term prospects and further aligns employees' interests with those of our stockholders. We believe that the requirement that these individuals maintain a portion of their individual wealth in the form of Company stock deters actions that would not benefit stockholders generally. Although there is no deadline set for executives to reach their ownership requirements, the guidelines contain a holding requirement. Until the individual's ownership requirement is achieved, Senior Vice Presidents and above are required to retain 100% of all net shares acquired through the Company's long-term incentive plans and Vice Presidents are required to retain at least 50% of such net shares. The requisite stock ownership level must thereafter be retained throughout the officer's employment with the Company. Additionally, the stock ownership guidelines generally require Senior Vice Presidents and above to hold all of their net shares and Vice Presidents to hold 50% of their net shares for at least one year after such shares are acquired, even if required ownership levels have already been achieved. Our MD&C Committee believes these holding periods discourage these individuals from taking actions in an effort to gain from short-term or otherwise fleeting increases in the market value of our stock.

The MD&C Committee regularly reviews its ownership guidelines to ensure that the appropriate share ownership requirements are in place, and the guidelines were last increased in late 2010. The stock ownership guidelines vary dependent on the individual's title and are expressed as a fixed number of shares. Ownership requirements range from approximately three to five times the named executive's 2011 base salary. Shares owned outright, deferred stock units, and phantom stock held in the 401(k) plan and in the Deferral Plan count toward meeting the targeted ownership requirements. Restricted stock shares, restricted stock units and performance share units, if any, do not count toward meeting the requirement until they are vested or earned. The following table outlines the ownership requirements for the named executive officers currently serving:

Named Executive Officer	Ownership Requirement (number of shares)	Attainment as of 12/31/2011
Mr. Steiner	165,000	284%
Mr. Preston	48,000	0%
Mr. Trevathan	48,000	228%
Mr. Harris	48,000	63%
Mr. Woods	48,000	148%

The Nominating and Governance Committee also establishes ownership guidelines for the independent directors and performs regular reviews to ensure all independent directors are in compliance.

Policy Limiting Severance Benefits — The MD&C Committee has approved an Executive Officer Severance Policy that generally provides that the Company may not enter into new severance arrangements with its executive officers, as defined in the federal securities laws, that provide for benefits, less the value of vested equity awards and benefits provided to employees generally, in an amount that exceeds 2.99 times the executive officer's then current base salary and target bonus, unless such future severance arrangement receives stockholder approval. The policy applies to all of our named executive officers.

Policy Limiting Death Benefits and Gross-up Payments — The Company has adopted a "Policy Limiting Certain Compensation Practices," which generally provides that the Company will not enter into new compensation arrangements that would obligate the Company to pay a death benefit or gross up-payment to an executive officer unless such arrangement receives stockholder approval. The policy is subject to certain exceptions, including benefits generally available to management-level employees and any payment in reasonable settlement of a legal claim. Additionally, "Death Benefits" under the policy does not include deferred compensation, retirement benefits or accelerated vesting or continuation of equity-based awards pursuant to generally-applicable equity award plan provisions.

Insider Trading — The Company maintains an insider trading policy that prohibits executive officers from engaging in most transactions involving the Company's Common Stock during periods, determined by the

Company, that those executives are most likely to be aware of material, non-public information. Executive officers must clear all of their transactions in our Common Stock with the Company's General Counsel's office to ensure they are not transacting in our securities during a time that they may have material, non-public information. Additionally, it is our policy that executive officers are not permitted to engage in transactions that reduce or cancel the risk of an investment in our Common Stock, such as puts, calls and other exchange-traded derivatives, or hedging activities that allow a holder to own a covered security without the full risks and rewards of ownership.

Executive Compensation

We are required to present compensation information in the tabular format prescribed by the SEC. This format, including the tables' column headings, may be different from the way we describe or consider elements and components of compensation internally. The Compensation Discussion and Analysis contains a discussion that should be read in conjunction with these tables to gain a complete understanding of our executive compensation philosophy, programs and decisions.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
David P. Steiner	2011	1,120,625	—	1,497,180	3,453,331	1,095,356	269,921	7,436,413
President and Chief Executive Officer	2010	1,073,077	—	2,331,306	1,943,017	1,407,514	206,509	6,961,423
	2009	1,116,346	—	3,069,956	—	1,035,978	258,524	5,480,804
Steven C. Preston(5) Executive Vice President, Finance, Recycling and Energy Services	2011	214,885	510,000	—	913,691	—	—	1,638,576
James E. Trevathan	2011	566,298	—	279,966	1,518,777	360,845	12,325	2,738,211
Executive Vice President, Growth,	2010	566,298	—	363,835	303,227	487,875	12,325	1,733,560
Innovation and Field Support	2009	566,298	—	499,973	—	403,374	12,575	1,482,220
Jeff M. Harris	2011	536,278	—	279,966	645,777	439,373	57,371	1,958,765
Senior Vice President — Midwest Group	2010	536,278	—	363,835	303,227	711,265	42,553	1,957,158
	2009	536,278	—	499,973	—	381,991	33,194	1,451,436
Duane C. Woods	2011	565,710	—	279,966	645,777	360,470	12,322	1,864,245
Senior Vice President — Western Group	2010	565,710	—	363,835	303,227	439,860	12,322	1,684,954
	2009	565,710	—	499,973	—	402,955	15,263	1,483,901
Robert G. Simpson(6)	2011	415,671	—	373,746	862,047	—	22,944	1,674,408
Former Senior Vice President & Chief	2010	518,781	—	587,281	489,458	502,953	38,356	2,136,829
Financial Officer	2009	541,022	—	845,824	—	371,098	31,655	1,789,599

(1) Amounts in this column represent the grant date fair value of performance share units granted in the applicable year, in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 718. The grant date fair value of performance share units is calculated using the average of the high and low market price of our Common Stock on the date of grant.

The table below shows the aggregate grant date fair value of performance share units if we assumed the highest level of performance criteria will be achieved and the maximum amounts will be earned.

	Year	Aggregate Grant Date Fair Value of Award Assuming Highest Level of Performance Achieved ($)
Mr. Steiner	2011	2,994,360
	2010	4,662,612
	2009	6,139,912
Mr. Preston	2011	—
Mr. Trevathan	2011	559,932
	2010	727,670
	2009	999,946
Mr. Harris	2011	559,932
	2010	727,670
	2009	999,946
Mr. Woods	2011	559,932
	2010	727,670
	2009	999,946
Mr. Simpson	2011	747,492
	2010	1,174,562
	2009	1,691,648

(2) Amounts in this column represent the grant date fair value of stock options granted in 2011, in accordance with ASC Topic 718. The grant date fair value of the options was estimated using the Black-Scholes option pricing model. The assumptions made in determining the grant date fair values of options are disclosed in Note 16 in the Notes to the Consolidated Financial Statements in our 2011 Annual Report on Form 10-K.

(3) Amounts in this column represent cash bonuses earned and paid based on the achievement of performance goals pursuant to our Annual Incentive Plan.

(4) The amounts included in "All Other Compensation" for 2011 are shown below (in dollars):

	Personal Use of Company Aircraft	401(k) Matching Contributions	Deferral Plan Matching Contributions	Life Insurance Premiums
Mr. Steiner	153,634	11,025	102,741	2,521
Mr. Preston	—	—	—	—
Mr. Trevathan	—	11,025	—	1,300
Mr. Harris	—	11,025	45,115	1,231
Mr. Woods	—	11,025	—	1,297
Mr. Simpson	—	11,025	11,004	915

Mr. Steiner is required by us to use the Company aircraft for all travel, whether for personal or business purposes. We calculated this amount based on the incremental cost to us, which includes fuel, crew travel expenses, on-board catering, landing fees, trip related hangar/parking costs and other variable costs. We own or operate our aircraft primarily for business use; therefore, we do not include the fixed costs associated with the ownership or operation such as pilots' salaries, purchase costs and non-trip related maintenance.

(5) The Company began compensating Mr. Preston as the President of Oakleaf Global Holdings following the acquisition of Oakleaf in July 2011. Mr. Preston was elected Executive Vice President — Finance, Recycling and Energy Services of the Company effective October 1, 2011. The amount in the "bonus" column reflects the guaranteed cash bonus for 2011 that was negotiated at the time that Mr. Preston accepted his current position.

(6) Upon Mr. Simpson's retirement from the Company on September 30, 2011, he forfeited any cash bonus for 2011 under the Annual Incentive Plan. Additionally, the performance share units that were granted to him in March 2011, March 2010 and March 2009 were prorated based on the portion of the applicable performance period that he was employed by the Company. Payouts on the prorated performance share units, if any, will be made at the end of the corresponding performance period based on actual performance of the Company. The stock options Mr. Simpson received on March 9, 2010 and March 9, 2011 will continue to vest in accordance with the vesting schedule set forth in stock option grants; however, such vested options will remain exercisable only for 36 months from his date of retirement.

Grant of Plan-Based Awards in 2011

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Closing Market Price on Date of Grant ($)	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)(3)	($/sh)(4)		($)(5)
David P. Steiner		902,482	1,289,260	2,578,520							
	03/09/11				24,158	40,263	80,526				1,497,180
	03/09/11							583,333	37.185	37.35	3,453,331
Steven C. Preston		—	—	—							—
					—	—	—				—
	10/04/11							184,584	31.28	31.99	913,691
James E. Trevathan		297,307	424,724	849,448							
	03/09/11				4,517	7,529	15,058				279,966
	03/09/11							109,084	37.185	37.35	645,777
	07/05/11							150,000	37.585	37.62	873,000
Jeff Harris		281,546	402,209	804,418							
	03/09/11				4,517	7,529	15,058				279,966
	03/09/11							109,084	37.185	37.35	645,777
Duane C. Woods		296,998	424,283	848,566							
	03/09/11				4,517	7,529	15,058				279,966
	03/09/11							109,084	37.185	37.35	645,777
Robert G. Simpson(6)		322,250	460,357	920,714							
	03/09/11				6,031	10,051	20,102				373,746
	03/09/11							145,616	37.185	37.35	862,047

(1) Actual payouts of our 2011 cash bonuses pursuant to our Annual Incentive Plan are shown in the Summary Compensation Table under "Non-Equity Incentive Plan Compensation." The named executives' target and maximum bonuses are a percentage of base salary, provided for in their employment agreements. The threshold levels represent the bonus amounts that would have been payable if the minimum performance requirements were met for each performance measure. Please see "Compensation Discussion and Analysis — Named Executive's 2011 Compensation Program and Results — Annual Cash Bonus" for additional information about these awards, including performance criteria.

(2) Represents the number of shares of Common Stock potentially issuable based on the achievement of performance criteria under performance share unit awards granted under our 2009 Stock Incentive Plan. Please see "Compensation Discussion and Analysis — Named Executive's 2011 Compensation Program and Results — Long-Term Equity Incentives — Performance Share Units" for additional information about these awards, including performance criteria. The performance period for these awards ends December 31, 2013. Performance share units earn dividend equivalents, which are paid out based on the number of shares actually earned, if any, at the end of the performance period.

(3) Represents the number of shares of Common Stock potentially issuable upon the exercise of options granted under our 2009 Stock Incentive Plan. Please see "Compensation Discussion and Analysis — Named Executive's 2011 Compensation Program and Results — Long-Term Equity Incentives — Stock Options" for additional information

about these awards. The stock options will vest in 25% increments on the first two anniversaries of the date of grant and the remaining 50% will vest on the third anniversary. Although we consider all of our equity awards to be a form of incentive compensation because their value will increase as the market value of our Common Stock increases, only awards with performance criteria are considered "equity incentive plan awards" for SEC disclosure purposes. As a result, option awards are not included as "Equity Incentive Plan Awards" in the table above or the Outstanding Equity Awards at December 31, 2011 table.

(4) The exercise price represents the average of the high and low market price on the date of the grant, in accordance with our 2009 Stock Incentive Plan.

(5) These amounts represent grant date fair value of the awards as calculated under ASC Topic 718. Please see footnotes (1) and (2) to the Summary Compensation Table above for additional information.

(6) Upon Mr. Simpson's retirement from the Company on September 30, 2011, he forfeited any cash bonus for 2011 under the Annual Incentive Plan. Additionally, his performance share units that were granted on March 9, 2011 were prorated based on the portion of the three-year performance period that he was employed by the Company; accordingly, he now has 2,504 performance share units with a performance period ending December 31, 2013. Payouts on the prorated performance share units, if any, will be made at the end of the performance period based on actual performance of the Company. The stock options Mr. Simpson received on March 9, 2011 will continue to vest in accordance with the vesting schedule set forth in stock option grant; however, such vested options will remain exercisable only for 36 months from his date of retirement.

Outstanding Equity Awards at December 31, 2011

	Option Awards				Stock Awards(1)	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)(2)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(6)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
David P. Steiner	—	583,333(3)	37.185	03/09/2021	109,875	$3,594,011
	82,752	248,256(4)	33.49	03/09/2020	—	—
	—	24,922(5)	38.205	03/06/2013	—	—
	90,000	—	29.24	03/04/2014	—	—
	335,000	—	21.08	04/03/2013	—	—
	56,593	—	19.61	03/06/2013	—	—
	135,000	—	27.88	03/07/2012	—	—
Steven C. Preston	—	184,584(3)	31.28	10/04/2021	—	—
James E. Trevathan	—	150,000(3)	37.585	07/05/2021	18,393	$ 601,635
	—	109,084(3)	37.185	03/09/2021	—	—
	12,914	38,743(4)	33.49	03/09/2020	—	—
	20,000	—	29.23	07/19/2014	—	—
	50,000	—	29.24	03/04/2014	—	—
	120,000	—	19.61	03/06/2013	—	—
	65,000	—	27.88	03/07/2012	—	—
Jeff M. Harris	—	109,084(3)	37.185	03/09/2021	18,393	$ 601,635
	12,914	38,743(4)	33.49	03/09/2020	—	—
Duane C. Woods	—	109,084(3)	37.185	03/09/2021	18,393	$ 601,635
	12,914	38,743(4)	33.49	03/09/2020	—	—
	50,000	—	28.45	06/03/2014	—	—
	20,000	—	29.24	03/04/2014	—	—
	18,000	—	19.61	03/06/2013	—	—
Robert G. Simpson	—	145,616(3)	37.185	03/09/2021	12,712	$ 415,810
	20,845	62,538(4)	33.49	03/09/2020	—	—
	33,000	—	27.60	05/13/2014	—	—
	42,000	—	29.24	03/04/2014	—	—

(1) All amounts are as of December 31, 2011, and dollar values are based on the closing price of the Company's Common Stock on that date of $32.71 and assume target performance criteria and target payout will be achieved.

(2) Represents vested stock options granted (i) on March 9, 2010 pursuant to our 2009 Stock Incentive Plan and (ii) prior to 2005 pursuant to our 1993 Stock Incentive Plan, 2000 Stock Incentive Plan or 2004 Stock Incentive Plan (collectively, the "Prior Plans"). All of the Prior Plans have terminated, and no new awards are being granted pursuant to such plans.

(3) Represents stock options granted on March 9, 2011 that vested 25% on the first anniversary of the date of grant. An additional 25% will vest on the second anniversary of the date of grant and 50% on the third anniversary of the date of grant.

(4) Represents stock options granted on March 9, 2010 that vested 25% on the first and second anniversary of the date of grant. The remaining 50% will vest on the third anniversary of the date of grant.

(5) Represents reload stock options that become exercisable once the market value of our Common Stock has increased by 25% over the option's exercise price.

(6) Includes performance share units with three-year performance periods. Payouts on performance share units are made after the Company's financial results of operations for the entire performance period are reported, typically in mid to late February of the succeeding year. The performance share units for the performance period ended on December 31, 2011 are not included in the table as they were earned as of December 31, 2011, although they were not paid until the Company's financial results of operations for the entire performance period were reported on February 16, 2012; instead, such performance share units are included in the Option Exercises and Stock Vested in 2011 table below. The following number of performance share units have a performance period ending December 31, 2012: Mr. Steiner — 69,612; Mr. Trevathan — 10,864; Mr. Harris — 10,864; Mr. Woods — 10,864; and Mr. Simpson — 10,208. The following number of performance share units have a performance period ending on December 31, 2013: Mr. Steiner — 40,263; Mr. Trevathan — 7,529; Mr. Harris — 7,529; Mr. Woods — 7,529; and Mr. Simpson — 2,504. In this paragraph and in the table, the number of Mr. Simpson's performance share units reflects that such awards were prorated upon his retirement based on the portion of the applicable performance period that he was employed by the Company.

Option Exercises and Stock Vested in 2011

	Option Awards		Stock Awards(1)	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
David P. Steiner	—	—	117,879	4,060,342
Steven C. Preston	—	—	—	—
James E. Trevathan	—	—	19,198	661,275
Jeff M. Harris	—	—	19,198	661,275
Duane C. Woods	—	—	19,198	661,275
Robert G. Simpson	111,768(2)	1,198,527	29,749	1,024,704

(1) Includes performance share units granted in 2009 with a performance period ended December 31, 2011 that were paid out on February 16, 2012 based on the average of the high and low market price of the Company's Common Stock.

(2) We withheld shares in payment of the exercise price and minimum statutory tax withholding from Mr. Simpson's exercise of non-qualified stock options. Mr. Simpson received 24,126 net shares in this transaction.

Nonqualified Deferred Compensation in 2011

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)(4)	Aggregate Balance at Last Fiscal Year End ($)(1)
David P. Steiner	308,576	102,741	5,642	0	2,518,669
Steven C. Preston	—	—	—	—	—
James E. Trevathan	0	0	69,734	0	2,692,485
Jeff M. Harris	91,167	45,115	49,656	0	974,737
Duane C. Woods	0	0	(11,886)	0	1,625,083
Robert G. Simpson	24,940	11,004	13,693	0	521,874

(1) Contributions are under the Company's Deferral Plan as described in "Compensation Discussion and Analysis — Overview of Elements of Our 2011 Compensation Program — Deferral Plan." In this Proxy Statement as well as in previous years, we include executive contributions to the Deferral Plan in the Base Salary column of the Summary Compensation Table. Aggregate Balance at Last Fiscal Year End includes the following aggregate amounts of the named executives' base salaries that were included in Base Salary in the Summary Compensation Table in 2008-2010: Mr. Steiner — $643,154; Mr. Trevathan — $140,526; Mr. Harris — $255,914; Mr. Woods — $58,000; and Mr. Simpson — $94,602.

(2) Company contributions to the executives' Deferral Plan accounts are included in All Other Compensation, but not Base Salary, in the Summary Compensation Table.

(3) Earnings on these accounts are not included in any other amounts in the tables included in this Proxy Statement, as the amounts of the named executives' earnings represent the general market gains (or losses) on investments, rather than amounts or rates set by the Company for the benefit of the named executives.

(4) Accounts are distributed as either a lump sum payment or in annual installments (i) when the employee has reached at least 65 years of age or (ii) at a future date that occurs after termination of employment. Special circumstances may allow for a modified distribution in the event of the employee's death, an unforeseen emergency, or upon a change-in-control of the Company. In the event of death, distribution will be made to the designated beneficiary in the form previously elected by the executive. In the event of an unforeseen emergency, the plan administrator may allow an early payment in the amount required to satisfy the emergency. All participants are immediately 100% vested in all of their contributions, Company matching contributions, and gains and/or losses related to their investment choices.

Potential Payments Upon Termination or Change-in-Control

The payments our named executives receive upon termination or change-in-control are based on provisions included in employment agreements and individual equity award agreements. We enter into employment agreements with our named executive officers because they encourage continuity of our leadership team, which is particularly valuable as leadership manages the Company through the change needed to successfully implement our transformational business strategy. Employment agreements also provide a form of protection for the Company through restrictive covenant provisions; each of the agreements contains post-termination restrictive covenants, including a covenant not to compete, non-solicitation covenants, and a non-disparagement covenant, each of which lasts for two years after termination. They also provide the individual with comfort that he will be treated fairly in the event of a termination not for cause or under a change-in-control situation. The change-in-control provision included in each named executive officer's agreement requires a double trigger in order to receive any payment in the event of a change-in-control situation. First, a change-in-control must occur, and second, the individual must terminate his employment for good reason or the Company must terminate his employment without cause within six months prior to or two years following the change-in-control event. We believe providing change-in-control protection encourages our named executives to pursue and facilitate change-in-control transactions that are in the best interests of stockholders while not granting executives an undeserved windfall.

Employment agreements entered into with named executive officers after February 2004 include (a) a requirement that the individual execute a general release prior to receiving post-termination benefits and (b) a clawback feature that allows for the suspension and refund of termination benefits for subsequently discovered cause. These provisions are applicable to Mr. Simpson and Mr. Woods, whose agreements were entered into in October 2004, Mr. Harris, whose agreement was entered into in November 2006, and Mr. Preston, whose agreement was entered into in October 2011. The clawback feature in the agreements generally allows the Company to cancel any remaining payments due and obligates the named executive to refund to the Company severance payments already made if, within one year of termination of employment of the named executive by the Company for any reason other than for cause, the Company determines that the named executive could have been terminated for cause.

Our current form of award agreements for equity awards also contain provisions regarding termination and change-in-control. Our stock option awards are also subject to double trigger vesting in the event of a change-in-control situation. The performance share unit award agreements provide that, in the event of a change-in-control and regardless of termination, performance share units will be paid out in cash on a prorated basis based on actual results achieved through the end of the fiscal quarter prior to a change-in-control. Thereafter, the executive would be compensated for the lost opportunity from the date of the change-in-control to the end of the original performance period by receiving a replacement award of restricted stock units in the successor entity, provided that the successor entity is publicly traded. If the successor is not publicly traded, the executive will be entitled to a replacement award of cash. In either case, the replacement award would not vest until the end of the original performance share unit performance period. However, if the employee is thereafter involuntarily terminated other than for cause within the change-in-control window referenced, he would vest in full in the replacement award.

Our current equity award agreements also include (a) a requirement that, in order to be eligible to vest in any portion of the award, the employee must enter into an agreement containing restrictive covenants applicable to the employee's behavior following termination and (b) compensation clawback provisions. Such clawback provisions provide that, if the MD&C Committee determines that an employee either engaged in or benefited from misconduct, then the employee will refund any amounts received under the equity award agreements. Misconduct generally includes any act or failure to act that caused or was intended to cause a violation of the Company's policies, generally accepted accounting principles or applicable laws and that materially increased the value of the equity award. Further, our MD&C Committee has adopted a clawback policy applicable to our annual incentive plan awards that is designed to recoup annual cash incentive payments when the recipient's personal misconduct results in a restatement or otherwise affects the payout calculations for the awards. Clawback terms applicable to our incentive awards allow recovery within the earlier to occur of one year after discovery of misconduct and the second anniversary of the employee's termination of employment.

The terms "Cause," "Good Reason," and "Change-in-Control" as used in the table below are defined in the executives' employment agreements and/or the applicable equity award agreement and have the meanings generally described below. You should refer to the individual agreements for the actual definitions.

"Cause" generally means the named executive has:

- deliberately refused to perform his duties;
- breached his duty of loyalty to the Company;
- been convicted of a felony;
- intentionally and materially harmed the Company; or
- breached the covenants contained in his agreement.

"Good Reason" generally means that, without the named executive's consent:

- his duties or responsibilities have been substantially changed;
- he has been removed from his position;

- the Company has breached his employment agreement;
- any successor to the Company has not assumed the obligations under his employment agreement; or
- he has been reassigned to a location more than 50 miles away.

Additionally, with respect to Mr. Preston only, Good Reason also includes the event that he no longer reports directly to the current Chief Executive Officer, David P. Steiner.

"Change-in-Control" generally means that:

- at least 25% of the Company's Common Stock has been acquired by one person or persons acting as a group;
- the majority of the Board of Directors consists of individuals other than those serving as of the date of the named executive's employment agreement or those that were not elected by at least two-thirds of those directors;
- there has been a merger of the Company in which at least 50% of the combined post-merger voting power of the surviving entity does not consist of the Company's pre-merger voting power, or a merger to effect a recapitalization that resulted in a person or persons acting as a group acquired 25% or more of the Company's voting securities; or
- the Company is liquidating or selling all or substantially all of its assets.

The following tables represent potential payouts to our named executives still serving the Company at year-end upon termination of employment in the circumstances indicated pursuant to the terms of their employment agreements and outstanding incentive awards. In the event a named executive is terminated for cause, he is entitled to any accrued but unpaid salary only. Please see the Non-Qualified Deferred Compensation table above for aggregate balances payable to the named executives under our Deferral Plan pursuant to the executive's distribution election.

The payouts set forth below assume the triggering event indicated occurred on December 31, 2011, at which time the closing price of our Common Stock was $32.71 per share. These payouts are determined for SEC disclosure purposes and are not necessarily indicative of the actual amounts the named executive would receive. Please note the following when reviewing the payouts set forth below:

- The compensation component set forth below for accelerated vesting of stock options is comprised of the unvested stock options granted in 2010 and 2011, which vest 25% on the first and second anniversary of the date of grant and 50% on the third anniversary of the date of grant. However, with the exception of Mr. Preston's stock option award granted in October 2011, the exercise prices of the stock options granted to the named executives in 2010 and 2011 exceeded the closing price of our Common Stock on December 31, 2011. Accordingly, the options granted in 2010 and 2011, and the accelerated vesting of such options, had no value on December 31, 2011, except in the case of Mr. Preston.
- For purposes of calculating the payout of performance share unit awards outstanding at December 31, 2011, we have assumed that target performance was achieved; any actual performance share unit payouts will be based on actual performance of the Company during the performance period;
- For purposes of calculating the payout upon the "double trigger" of change-in-control and subsequent involuntary termination not for cause, the value of the performance share unit replacement award is equal to the number of performance share units that would be forfeited based on the prorated acceleration of the performance share units, multiplied by the closing price of our Common Stock on December 31, 2011;
- The payout for continuation of benefits is an estimate of the cost the Company would incur to continue those benefits.
- Waste Management's practice is to provide all benefits eligible employees with life insurance that pays one times annual base salary upon death. The insurance benefit is a payment by an insurance company, not the Company, and is payable under the terms of the insurance policy.

Potential Consideration upon Termination of Employment:

David P. Steiner

Triggering Event	Compensation Component	Payout ($)
Death or Disability	***Severance Benefits***	
	• Accelerated vesting of stock options	0
	• Payment of performance share units (contingent on actual performance at end of performance period)	3,594,011
	• Two times base salary as of date of termination (payable in bi-weekly installments over a two-year period)(1)	2,255,000
	• Life insurance benefit paid by insurance company (in the case of death)	1,100,000
	Total	**6,949,011**
Termination Without Cause by the Company or For Good Reason by the Employee	***Severance Benefits***	
	• Two times base salary plus target annual cash bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	4,848,250
	• Continued coverage under health and welfare benefit plans for two years	22,200
	• Prorated payment of performance share units (contingent on actual performance at end of performance period)	1,955,240
	Total	**6,825,690**
Termination Without Cause by the Company or For Good Reason by the Employee Six Months Prior to or Two Years Following a Change-in-Control (Double Trigger)	***Severance Benefits***	
	• Three times base salary plus target annual cash bonus, paid in lump sum(1)	7,272,375
	• Continued coverage under health and welfare benefit plans for three years	33,300
	• Accelerated vesting of stock options	0
	• Prorated accelerated payment of performance share units	1,955,240
	• Accelerated payment of performance share units replacement grant	1,638,771
	• Prorated maximum annual cash bonus	2,593,250
	• Gross-up payment for any excise taxes(1)	0
	Total	**13,492,936**

Steven C. Preston

Triggering Event	Compensation Component	Payout ($)
Death or Disability	***Severance Benefits***	
	• Accelerated vesting of stock options	263,955
	Total	**263,955**
Termination Without Cause by the Company or For Good Reason by the Employee	***Severance Benefits***	
	• Two times base salary plus target annual cash bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	2,180,000
	• Continued coverage under health and welfare benefit plans for two years	22,200
	Total	**2,202,200**
Termination Without Cause by the Company or For Good Reason by the Employee Six Months Prior to or Two Years Following a Change-in-Control (Double Trigger)	***Severance Benefits***	
	• Two times base salary plus target annual cash bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	2,180,000
	• Continued coverage under health and welfare benefit plans for two years	22,200
	• Accelerated vesting of stock options	263,955
	• Prorated maximum annual cash bonus	510,000
	Total	**2,976,155**

James E. Trevathan

Triggering Event	Compensation Component	Payout ($)
Death or Disability	***Severance Benefits***	
	• Accelerated vesting of stock options	0
	• Payment of performance share units (contingent on actual performance at end of performance period)	601,635
	• Two times base salary as of the date of termination (payable in bi-weekly installments over a two-year period(1)	1,132,596
	• Life insurance benefit paid by insurance company (in the case of death)	567,000
	Total	**2,301,231**
Termination Without Cause by the Company or For Good Reason by the Employee	***Severance Benefits***	
	• Two times base salary plus target annual cash bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	1,982,044
	• Continued coverage under benefit plans for two years	
	• Health and welfare benefit plans	22,200
	• 401(k) contributions	22,050
	• Prorated payment of performance share units (contingent on actual performance at end of performance period)	318,694
	Total	**2,344,988**
Termination Without Cause by the Company or For Good Reason by the Employee Six Months Prior to or Two Years Following a Change-in-Control (Double Trigger)	***Severance Benefits***	
	• Two times base salary plus target annual cash bonus, paid in lump sum	1,982,044
	• Continued coverage under benefit plans for two years	
	• Health and welfare benefit plans	22,200
	• 401(k) contributions	22,050
	• Accelerated vesting of stock options	0
	• Prorated accelerated payment of performance share units	318,694
	• Accelerated payment of performance share units replacement grant	282,941
	• Prorated maximum annual cash bonus	849,448
	• Gross-up payment for any excise taxes(1)	0
	Total	**3,477,377**

Jeff M. Harris

Triggering Event	Compensation Component	Payout ($)
Death or Disability	***Severance Benefits***	
	• Accelerated vesting of stock options	0
	• Payment of performance share units (contingent on actual performance at end of performance period)	601,635
	• Life insurance benefit paid by insurance company (in the case of death)	537,000
	Total	**1,138,635**
Termination Without Cause by the Company or For Good Reason by the Employee	***Severance Benefits***	
	• Two times base salary plus target annual cash bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	1,876,974
	• Continued coverage under health and welfare benefit plans for two years	22,200
	• Prorated payment of performance share units (contingent on actual performance at end of performance period)	318,694
	Total	**2,217,868**
Termination Without Cause by the Company or For Good Reason by the Employee Six Months Prior to or Two Years Following a Change-in-Control (Double Trigger)	***Severance Benefits***	
	• Three times base salary plus target annual cash bonus, paid in lump sum(1)	2,815,461
	• Continued coverage under health and welfare benefit plans for three years	33,300
	• Accelerated vesting of stock options	0
	• Prorated accelerated payment of performance share units	318,694
	• Accelerated payment of performance share units replacement grant	282,941
	• Prorated maximum annual cash bonus	804,418
	Total	**4,254,814**

Duane C. Woods

Triggering Event	Compensation Component	Payout ($)
Death or Disability	***Severance Benefits***	
	• Accelerated vesting of stock options	0
	• Payment of performance share units (contingent on actual performance at end of performance period)	601,635
	• Life insurance benefit paid by insurance company (in the case of death)	566,000
	Total	**1,167,635**
Termination Without Cause by the Company or For Good Reason by the Employee	***Severance Benefits***	
	• Two times base salary plus target annual cash bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	1,979,986
	• Continued coverage under health and welfare benefit plans for two years	22,200
	• Prorated payment of performance share units (contingent on actual performance at end of performance period)	318,694
	Total	**2,320,880**
Termination Without Cause by the Company or For Good Reason by the Employee Six Months Prior to or Two Years Following a Change-in-Control (Double Trigger)	***Severance Benefits***	
	• Three times base salary plus target annual cash bonus, paid in lump sum(1)	2,969,979
	• Continued coverage under health and welfare benefit plans for three years	33,300
	• Accelerated vesting of stock options	0
	• Prorated accelerated payment of performance share units	318,694
	• Accelerated payment of performance share units replacement grant	282,941
	• Prorated maximum annual cash bonus,	848,566
	• Gross-up payment for any excise taxes(1)	1,353,630
	Total	**5,807,110**

(1) In the past, such provisions have been included in certain named executives' employment agreements. However, the Company's compensation policy now provides that it will not enter into any future compensation arrangements that obligate the Company to provide increased payments in the event of death or to make tax gross up payments, subject to certain exceptions. Additionally, our Executive Officer Severance Policy generally provides that the Company may not enter into new severance arrangements with its executive officers that provide for benefits, less the value of vested equity awards and benefits provided to employees generally, in an amount that exceeds 2.99 times the executive officer's then current base salary and target bonus. For additional details, see "Compensation Discussion and Analysis — Other Compensation Policies and Practices."

With the exception of 75% of the 2011 stock option awards, 50% of the 2010 stock option awards, and the reload options, all of the named executives' stock options have vested in full. In the event of termination for cause, all options are immediately cancelled. Some of our named executive officers have provisions in their employment agreements that provide the executive with a longer period of time to exercise their vested stock options after termination of the executive's employment than is provided in the original stock option award agreement. The employment agreement we entered into with Mr. Steiner gives him the ability to exercise all stock options granted before 2004 for (i) two years after termination of employment without cause or for good reason and (ii) three years after termination without cause or for good reason six months prior to, or two years following, a change-in-control. Mr. Trevathan's employment agreement gives him the ability to exercise all stock options granted before 2004 for two years after termination of employment (i) without cause or for good reason or (ii) without cause or for good reason six months prior to, or two years following, a change-in-control. Our employment agreements with Messrs. Preston, Harris and Woods do not provide for extended exercisability of their stock options upon termination. The value, if any, to executives of the benefit of extended exercisability of options is dependent on whether the market value of our Common Stock exceeds the exercise prices of the stock options during the post-termination period of exercisability. The following is a calculation of the potential gain the named executive could have realized if their vested stock options were exercised as of December 31, 2011: Mr. Steiner — $5,601,768; Mr. Trevathan — $2,129,050; Mr. Harris — $0; and Mr. Woods — $518,200.

Mr. Simpson retired from the Company on September 30, 2011. Mr. Simpson's retirement did not trigger any severance or other compensation payments. In accordance with the applicable equity award agreements, Mr. Simpson will receive the benefits set forth below, which are calculated using the closing price of the Company's Common Stock of $32.71 per share on December 31, 2011. The payout value shown for performance share unit awards assumes that target performance was achieved; however, any actual performance share unit payouts will be based on actual performance of the Company during the full performance period.

- Prorated payment of performance share units granted in 2010 and 2011 .... $415,810
- Continued exercisability of vested options $314,370

Equity Compensation Plan Table

The following table provides information as of December 31, 2011 about the number of shares to be issued upon vesting or exercise of equity awards and the number of shares remaining available for issuance under our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted-Average Exercise Price of Outstanding Options and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders(a)	16,917,793(b)	$32.92(c)	9,607,260(d)
Equity compensation plans not approved by security holders(e)	61,646(f)	$29.11	0
Total	16,979,439	$32.91	9,607,260

(a) Includes our 1993 Stock Incentive Plan, 2000 Stock Incentive Plan, 2004 Stock Incentive Plan and 2009 Stock Incentive Plan. Only our 2009 Stock Incentive Plan is available for awards. Also includes our Employee Stock Purchase Plan (ESPP).

(b) Includes: options outstanding for 14,193,402 shares of Common Stock; 445,014 shares of Common Stock to be issued in connection with deferred compensation obligations; 317,127 shares underlying unvested restricted stock units and up to 1,962,250 shares of Common Stock that may be issued under unearned performance share units. In determining the number of shares of Common Stock that may be issued on account of performance share units, we assumed the maximum performance level was achievable, which would result in a payout in shares of Common Stock equal to two times the number of performance share units granted. This number does not include 930,293 shares of Common Stock that were earned as of December 31, 2011 on account of vested performance share units. Those shares of Common Stock were issued to employees in February 2012. Excludes purchase rights that accrue under the ESPP. Purchase rights under the ESPP are considered equity compensation for accounting purposes; however, the number of shares to be purchased is indeterminable until the time shares are actually issued, as automatic employee contributions may be terminated before the end of an offering period and, due to the look-back pricing feature, the purchase price and corresponding number of shares to be purchased is unknown.

(c) Excludes performance share units and restricted stock units because those awards do not have exercise prices associated with them. Also excludes purchase rights under the ESPP for the reasons described in (b) above.

(d) The shares remaining available include 8,938,274 shares under our 2009 Stock Incentive Plan and 668,986 shares under our ESPP. No additional shares may be issued under any of the other plans approved by stockholders, other than on account of awards already outstanding.

(e) Includes our 2000 Broad-Based Employee Plan. No awards under the Broad-Based Plan are held by, or may be granted to, any of our directors or executive officers. The Broad-Based Plan allows for the granting of equity awards on such terms and conditions as the MD&C Committee may decide; provided, that the exercise price of options may not be less than 100% of the fair market value of the stock on the date of grant, and all options expire no later than ten years from the date of grant.

(f) Includes options exercisable for shares of Common Stock.

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Item 2 on the Proxy Card)

Our Board of Directors, upon the recommendation of the Audit Committee, has ratified the selection of Ernst & Young LLP to serve as our independent registered public accounting firm for fiscal year 2012, subject to ratification by our stockholders.

Representatives of Ernst & Young LLP will be at the Annual Meeting. They will be able to make a statement if they want, and will be available to answer any appropriate questions stockholders may have.

Although ratification of the selection of Ernst & Young is not required by our By-laws or otherwise, we are submitting the selection to stockholders for ratification because we value our stockholders' views on our independent registered public accounting firm and as a matter of good governance. If our stockholders do not ratify our selection, it will be considered a direction to our Board and Audit Committee to consider selecting another firm. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different independent registered public accounting firm, subject to ratification by the Board, at any time during the year if it determines that such a change is in the best interests of the Company and our stockholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2012.

Independent Registered Public Accounting Firm Fee Information

Fees for professional services provided by our independent registered public accounting firm in each of the last two fiscal years, in each of the following categories, were as follows:

	2011	2010
	(In millions)	
Audit Fees	$5.3	$5.7
Audit-Related Fees	1.6	1.3
Tax Fees	0.0	0.0
All Other Fees	0.0	0.0
Total	$6.9	$7.0

Audit includes fees for the annual audit, reviews of the Company's Quarterly Reports on Form 10-Q, work performed to support the Company's debt issuances, accounting consultations, and separate subsidiary audits required by statute or regulation, both domestically and internationally. Audit-related fees principally include separate subsidiary audits not required by statute or regulation, employee benefit plan audits and financial due diligence services relating to certain potential acquisitions.

The Audit Committee has adopted procedures for the approval of Ernst & Young's services and related fees. At the beginning of each year, all audit and audit-related services, tax fees and other fees for the upcoming audit are provided to the Audit Committee for approval. The services are grouped into significant categories and provided to the Audit Committee in the format shown above. All projects that have the potential to exceed $100,000 are separately identified and reported to the Committee for approval. The Audit Committee Chairman has the authority to approve additional services, not previously approved, between Committee meetings. Any additional services approved by the Audit Committee Chairman between Committee meetings are ratified by the full Audit Committee at the next regularly scheduled meeting. The Audit Committee is updated on the status of all services and related fees at every regular meeting. In 2011 and 2010, the Audit Committee pre-approved all audit and audit-related services performed by Ernst & Young.

As set forth in the Audit Committee Report on page 8, the Audit Committee has considered whether the provision of these audit-related services is compatible with maintaining auditor independence and has determined that they are.

Vote Required for Approval

Approval of this proposal requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

ADVISORY VOTE ON EXECUTIVE COMPENSATION
(Item 3 on the Proxy Card)

Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, stockholders are entitled to an advisory (non-binding) vote on compensation programs for our named executive officers (sometimes referred to as "say on pay"). The Board of Directors has determined that it will include say on pay votes in the Company's proxy materials annually until the next stockholder vote on the frequency of the say on pay vote.

We encourage stockholders to review the Compensation Discussion and Analysis on pages 22 to 39 of this Proxy Statement. The Company has designed its executive compensation program to be supportive of, and align with, the strategy of the Company and the creation of stockholder value, while discouraging excessive risk-taking. The following key structural elements and policies, discussed in more detail in the Compensation Discussion and Analysis, further the objective of our executive compensation program and evidence our dedication to competitive and reasonable compensation practices that are in the best interests of stockholders:

- a substantial portion of executive compensation is linked to Company performance, through annual cash performance criteria and long-term incentive awards. As a result, our executive compensation program provides for a significant difference in total compensation in periods of above-target Company performance as compared to periods of below-target Company performance;
- performance measures are designed to be challenging, yet achievable;
- performance based awards include threshold, target and maximum payouts correlating to a range of performance and are based on a variety of indicators of performance, which limits risk-taking behavior;
- our compensation mix targets approximately 50% of total compensation of our named executives (and approximately 68% in the case of our Chief Executive Officer) to result from long-term equity awards, which aligns executives' interests with those of stockholders. The MD&C Committee altered the overall compensation allocation of operational leaders in 2011 to increase the weight of long-term equity compensation;
- performance stock units' three-year performance period, as well as stock options' vesting over a three-year period, link executives' interests with long-term performance and reduce incentives to maximize performance in any one year;
- all of our named executive officers are subject to stock ownership requirements, which we believe demonstrates a commitment to, and confidence in, the Company's long-term prospects;
- the Company has clawback provisions in its equity award agreements and recent employment agreements, as well as a general clawback policy designed to recoup compensation in certain cases when cause and/or misconduct are found;
- our executive officer severance policy implemented a limitation on the amount of benefits the Company may provide to its executive officers under severance agreements entered into after the date of such policy; and
- the Company has adopted a policy that prohibits it from entering into new agreements with executive officers that provide for certain death benefits or tax gross-up payments.

The Board strongly endorses the Company's executive compensation program and recommends that the stockholders vote in favor of the following resolution:

> RESOLVED, that the stockholders approve the compensation of the Company's named executive officers as described in this Proxy Statement under "Executive Compensation," including the Compensation Discussion and Analysis and the tabular and narrative disclosure contained in this Proxy Statement.

Vote Required for Approval

Approval of this proposal requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote. Because the vote is advisory, it will not be binding upon the Board or the MD&C Committee and neither the Board nor the MD&C Committee will be required to take any action as a result of the outcome of the vote on this proposal. The MD&C Committee will carefully consider the outcome of the vote in connection with future executive compensation arrangements.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION.

PROPOSAL TO AMEND THE COMPANY'S EMPLOYEE STOCK PURCHASE PLAN
(Item 4 on the Proxy Card)

Description of the Proposed Amendment

Our Employee Stock Purchase Plan was approved by stockholders at our 1997 Annual Meeting. An aggregate of 1,000,000 shares of Common Stock was originally authorized for issuance under the ESPP and stockholders have approved an additional 8,750,000 shares for issuance since then. As of March 13, 2012, approximately 32,000 employees were eligible to participate in the ESPP and less than 700,000 shares remained available for issuance. Therefore, the Board of Directors has concluded it is in the best interest to amend the ESPP to authorize an additional 3,000,000 shares of Common Stock for issuance under the ESPP, subject to stockholder approval.

Description of the ESPP

The following description of the ESPP is qualified in its entirety by, and should be read in conjunction with, the text of the ESPP, a copy of which, as proposed to be amended, is attached hereto as Appendix A.

Purpose

The purpose of the ESPP is to provide an incentive for present and future employees of the Company and its participating subsidiaries to acquire or increase their proprietary interest in the Company through the purchase of shares of Common Stock at a discount.

Administration

The ESPP is administered by the Administrative Committee of the Waste Management Employee Benefit Plans, a committee appointed by the Board of Directors. The Administrative Committee has the authority to interpret all provisions of the ESPP.

Eligibility

Any employee who customarily works for the Company or one of its participating subsidiaries at least 20 hours per week and more than five months in a calendar year is eligible to participate in the ESPP after having been employed for at least 30 days prior to an enrollment date.

Operation of the ESPP

On the last day of each six-month period between January 1 and June 30 and July 1 and December 31 (each, an "Offering Period"), each employee who is enrolled in the ESPP will automatically purchase a number of shares of Common Stock determined by dividing such employee's payroll deductions accumulated in the ESPP during such Offering Period by the Offering Price. The Offering Price of each of the shares purchased in a given Offering Period shall be the lower of (a) 85% of the fair market value of a share of Common Stock on the first day of the Offering Period and (b) 85% of the fair market value of a share of Common Stock on the last day of the Offering Period. If an employee withdraws from participation during an Offering Period, the monies contributed to the Plan are refunded immediately without interest.

Eligible employees may elect to participate in the ESPP by completing an enrollment agreement that authorizes payroll deductions from the employee's pay in an amount from 1% to 10% (in whole percentages) of the employee's gross base pay. No employee may (a) make payroll deductions during any calendar year in excess of $21,250; (b) purchase shares under the ESPP if such purchase would result in the employee owning five percent or more of the total combined voting power or value of the Company's outstanding capital stock; or (c) purchase shares under the ESPP with a fair market value in excess of $25,000 per calendar year.

All payroll deductions for the ESPP are placed in our general corporate account. No interest accrues on the payroll deductions. Employees may purchase Common Stock under the ESPP only through payroll deductions, and an employee participating in the ESPP may not make any additional payments into the account.

Termination of Employment and Withdrawal

If an employee withdraws from participation in the ESPP or terminates employment for any reason, including retirement or death, during an Offering Period, the payroll deductions credited to the employee's account will be refunded promptly without interest.

Amendment and Termination of ESPP

The Board of Directors may amend the ESPP at any time; provided, however, the ESPP may not be amended in any way (a) that will cause rights issued thereunder to fail to meet the requirements for employee stock purchase plans as defined in Section 423 of the Internal Revenue Code of 1986, as amended (the "Code") or (b) that requires stockholder approval, unless such stockholder approval is obtained.

The ESPP will terminate on the earlier of (a) the date that participating employees become entitled to purchase an aggregate number of shares greater than the number of shares remaining available for purchase under the ESPP and (b) the date on which the ESPP is terminated by the Board of Directors.

Federal Income Tax Consequences

The following discussion is intended to be a general summary only of the federal income tax aspects of purchase rights granted under the ESPP and not of state or local taxes that may be applicable. Tax consequences may vary depending on the particular circumstances, and administrative and judicial interpretations of the application of the federal income tax laws are subject to change. Participants in the ESPP who are residents of or are employed in a country other than the United States may be subject to taxation in accordance with the tax laws of that particular country in addition to or in lieu of U.S. federal income taxes.

The ESPP is intended to be an "employee stock purchase plan" as defined in Section 423 of the Code. A participant recognizes no taxable income either as a result of commencing participation in the ESPP or purchasing Common Stock under the terms of the ESPP. If a participant disposes of shares purchased under the ESPP within either two years from the first day of the applicable Offering Period or within one year from the purchase date, known as disqualifying dispositions, the participant will realize ordinary income in the year of such disposition equal to the amount by which the fair market value of the shares on the purchase date exceeds the purchase price. The amount of the ordinary income will be added to the participant's basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares will be a capital gain or loss, which will be long-term if the participant's holding period is more than 12 months. If the participant disposes of shares purchased under the ESPP at least two years after the first day of the applicable Offering Period and at least one year after the purchase date, the participant will realize ordinary income in the year of disposition equal to the lesser of (a) the excess of the fair market value of the shares on the date of disposition over the purchase price or (b) 15% of the fair market value of the shares on the fist day of the applicable Offering Period. The amount of any ordinary income will be added to the participant's basis in the shares, and any additional gain recognized upon the disposition after such basis adjustment will be a long-term capital gain. If the fair market value of the shares on the date of disposition is less than the purchase price, there will be no ordinary income and any loss recognized will be a long-term capital loss. If the participant still owns the shares at the time of death, the lesser of (a) the excess of the fair market value of the shares on the date of death over the purchase price or (b) 15% of the fair market value of the shares on the first day of the Offering Period in which the shares were purchased will constitute ordinary income in the year of death. Any ordinary income recognized by a participant upon the disqualifying disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code or the regulations thereunder.

New Plan Benefits

The value of the Common Stock purchased through the ESPP will vary based on the fair market value of our Common Stock on the first and last days of the Offering Period. Accordingly, the number of shares that may be purchased by the named executive officers, the executive officers as a group and all employees, including all current officers who are not executive officers, as a group in the future is not currently determinable. However, the table below shows, as to each of the indicated individuals and groups, the number of shares of Common Stock purchased by such individuals during the 2011 Offering Periods under the ESPP. The weighted average purchase price per share of Common Stock purchased during the 2011 Offering Periods under the ESPP was $29.44. Non-employee directors of the Company are not eligible to participate in the ESPP.

Name/Group	Number of Shares
David P. Steiner	679
Steven C. Preston	0
James E. Trevathan	0
Jeff M. Harris	0
Duane C. Woods	679
Robert G. Simpson	679
All current executive officers as a group	7,711
All current employees, including all current officers who are not executive officers, as a group	911,817

Vote Required for Approval

The affirmative vote of the holders of a majority of the shares of Waste Management Common Stock present or represented by proxy and entitled to vote at the meeting is required for approval of the amendment to the ESPP, provided, however, under the rules of the New York Stock Exchange, votes representing more than 50% of the outstanding shares of Common Stock must be cast on the proposal. Broker non-votes are not considered votes for this purpose.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE AMENDMENT TO THE EMPLOYEE STOCK PURCHASE PLAN.

STOCKHOLDER PROPOSAL REGARDING STOCK RETENTION POLICY FOR SENIOR EXECUTIVES
(Item 5 on the Proxy Card)

Waste Management is not responsible for the content of this stockholder proposal or supporting statement.

The following proposal was submitted by Mr. Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021, the beneficial owner of 700 shares of Waste Management Common Stock. The proposal has been included verbatim as we received it.

Stockholder Proposal

5 — Executives to Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that our executive pay committee adopt a percentage of 25% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, said our executive pay was not sufficiently linked to company performance. As an example, our executive pay committee had the discretion to increase annual bonuses up to 25% for an individual executive's contribution which undermines the effectiveness of structured incentive pay.

In addition, CEO David Steiner's base salary continued to be over the IRC tax deductibility limit. When base salaries for those executives subject to 162(m) exceed the limit, it raises concerns about the decision-making of our board when it comes to protecting shareholder interests.

The Corporate Library said named executive officers received stock options in 2010 that simply vest after time. To be effective, equity pay given as a long-term incentive should include performance-vesting features. Moreover, market-priced stock options may provide rewards simply due to a rising market, regardless of an executive's performance. Finally, the equity ownership guidelines of 165,000 shares for our CEO was too low, considering his receiving 331,000 options in 2010. Taken together, these facts suggest that our executive pay practices are not aligned with shareholders' interests.

Please encourage our board to respond positively to this proposal: **Executives to Retain Significant Stock — Yes on 5.**

Waste Management Response to Stockholder Proposal Regarding Executive Stock Retention Policy

The Board recommends that stockholders vote AGAINST this proposal.

The Board believes that this proposal is unnecessary, given that the Company already maintains effective Stock Ownership Guidelines that currently impose a higher ownership requirement on the Company's senior executives than the proponent's proposal, and that it likely would be detrimental to the Company and its stockholders. The Company's Stock Ownership Guidelines were implemented by the wholly-independent MD&C Committee in 2002. These guidelines are reviewed at least annually and are revised as appropriate. As stated in our Compensation Discussion and Analysis under "Other Compensation Policies and Practices," we instituted stock ownership guidelines because ownership of Company stock demonstrates a commitment to, and confidence in, the Company's long-term prospects. We believe that the requirement that these individuals maintain a portion of their individual wealth in the form of Company stock deters actions that would not benefit stockholders generally. Accordingly, the Board believes the existing Stock Ownership Guidelines, together with the fact that a substantial portion of executive compensation is linked to Company performance through annual cash bonus performance criteria and long-term incentive programs, already successfully align the interests of senior executives with those of stockholders and focuses executives appropriately on long-term performance.

As described earlier in this Proxy Statement, the Company's current Stock Ownership Guidelines vary depending on the individual executive's title and are expressed as a fixed number of shares. The Stock Ownership Guidelines apply to all senior executive management and selected Vice Presidents. Examples of ownership requirements are 165,000 shares for our Chief Executive Officer; 48,000 shares for our Executive Vice Presidents and Senior Group Vice Presidents; and 25,575 shares for Senior Corporate Vice Presidents. Shares owned outright, deferred stock units, and phantom stock held in the 401(k) plan and in the Deferral Plan count toward meeting the targeted ownership requirements. Restricted stock shares, restricted stock units and performance share units, if any, do not count toward meeting the requirement until they are vested or earned.

The existing Stock Ownership Guidelines also contain a holding requirement. Until the individual's ownership requirement is achieved, Senior Vice Presidents and above are required to retain 100% of all net shares acquired through the Company's long-term incentive plans and Vice Presidents are required to retain at least 50% of such net shares. The requisite stock ownership level must thereafter be retained throughout the officer's employment with the Company. Additionally, the Stock Ownership Guidelines generally require Senior Vice Presidents and above to hold all of their net shares and Vice Presidents to hold 50% of their net shares for at least one year after such shares are acquired, even if required ownership levels have already been achieved. The Board believes these holding periods discourage these individuals from taking actions in an effort to gain from short-term or otherwise fleeting increases in the market value of our stock.

In the case of each of our senior executive officers, the amount of stock he is required to hold under our existing Stock Ownership Guidelines is greater than 25% of the total number of shares that he owns. Therefore, even if the proponent's proposed 25% ownership requirement applied to all shares owned (as opposed to only shares acquired through equity pay programs), and even if the proposed 25% ownership requirement applied to shares acquired in the past (as opposed to only future grants and awards), the existing Stock Ownership Guidelines already impose a higher ownership requirement than the proponent proposes. As a result, not only is the proposed 25% threshold currently moot, but it would require far more onerous and complex means to monitor compliance than the current guidelines that state a flat number of shares that must be owned, regardless of how acquired. We also note that the proponent's proposal makes reference to the number of options issued to our Chief Executive Officer last year; however, such options vest over time and then must later be exercised; accordingly, our Chief Executive Officer does not yet have ownership of any shares of Common Stock associated with those options, making the unvested options irrelevant for purposes of stock ownership requirements.

The proponent does not offer any explanation as to why stock retention after termination of an executive's employment contributes to the long-term value of the Company. This proposed requirement would be an administrative burden to the Company and could, in fact, result in an executive's ultimate equity award being dramatically affected by matters completely unrelated to the Company's performance or the executive's actions during the period of the executive's employment with the Company. This unfair and arbitrary result would likely hinder the ability of the Company to attract and retain executive talent.

The MD&C Committee's annual review of the Stock Ownership Guidelines allows for prudent and reasoned adjustment of the ownership guidelines on a regular basis in light of all facts and circumstances. It is in the best interests of the Company and the stockholders to allow the MD&C Committee the flexibility to employ its expertise to fulfill this function, as opposed to relying on a rigid policy. For these and the other reasons discussed above, the Board believes that this proposal is not in the best interests of the Company or its stockholders.

Regarding the other elements of the Company's executive compensation program mentioned in the proponent's proposal, we urge stockholders to read our Compensation Discussion and Analysis for a complete discussion of all elements of our executive compensation program. Our Compensation Discussion and Analysis provides a more fulsome explanation of how the various elements of executive compensation are carefully crafted to attract, retain, reward and incentivize exceptional, talented employees who will lead the Company in the successful execution of its strategy. Additionally, the Company's clawback policies (described further in our Compensation Discussion and Analysis) and its policy prohibiting designated insiders from hedging the economic risk of their ownership of Waste Management shares further complement the objectives of our Stock Ownership Guidelines. Our Compensation Discussion and Analysis also notes that, while the MD&C Committee has the discretion to increase or decrease an individual's annual cash bonus by up to 25%, this modifier has never been used to increase payment to a named executive officer.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THE ADOPTION OF THIS PROPOSAL.

STOCKHOLDER PROPOSAL REGARDING RIGHT OF STOCKHOLDERS TO CALL A SPECIAL STOCKHOLDER MEETING
(Item 6 on the Proxy Card)

Waste Management is not responsible for the content of this stockholder proposal or supporting statement.

The following proposal was submitted by Mr. William Steiner, 112 Abbottsford Gate, Piermont, NY 10968, the beneficial owner of 13,500 shares of Waste Management Common Stock. The proposal has been included verbatim as we received it.

Stockholder Proposal

6 — Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of the lowest percentage of our outstanding common stock permitted by state law the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners, or only to certain shareholders, but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

Our management scuttled our opportunity to vote on the 2011 shareholder proposal to enable 10% of shareholders to call a special meeting. Our management first told the Securities and Exchange Commission that it would act to allow a much higher 25% of shareholders to call a special meeting. Later our management backtracked and told the SEC that it was adding a further burden to its already more burdensome 25%-threshold and that the 25% of shareholders required would now automatically exclude all shareholders who had owned our stock for less than one-year.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings — Yes on 6.**

Waste Management Response to Stockholder Proposal Regarding Right of Stockholders to Call a Special Stockholder Meeting

The Board recommends that stockholders vote AGAINST this proposal.

The Board strongly believes that this proposal is contrary to the interests of the Company and its stockholders.

Waste Management is a Delaware corporation, and under applicable state law, there is no minimum percentage of outstanding Common Stock that may be authorized to call a special meeting. As a result, this proposal, if implemented, would permit any owner of ***one single share of stock*** to call a special meeting at any time and with any frequency. This would be true regardless of how long the stockholder has held our stock. Additionally, the meetings called could cover agenda items in which stockholders generally have little or no interest or that are relevant to only very narrow constituencies, or even to only one single stockholder. Allowing meetings to be called in this manner would be disruptive to the Company's operations and time-consuming for management. Meetings of stockholders are expensive, and allowing a possibly unlimited number of meetings to be called by the owner of one share of stock is not a responsible use of time or financial resources. ***The Board believes that the proponent's proposal to permit any person to acquire one single share of the Company's Common Stock and then call a special stockholder meeting is unreasonable and clearly would not be in the best interests of our stockholders***.

The Board has already acted to permit stockholders who own 25% or more of the Company's Common Stock, in the aggregate, to call a special meeting. The Board believes that an ownership threshold of 25% strikes a reasonable balance between enhancing stockholder rights and protecting against the risk that a small minority of stockholders could trigger a special meeting and the resulting financial expense and disruption to the Company's business. The Board believes special meetings should only be called to consider extraordinary events that are of interest to a broad base of stockholders and that cannot wait until the next annual meeting. For every special meeting of stockholders, the Company is required to provide each holder of its Common Stock a notice and proxy materials, which results in significant legal, printing and mailing expenses, as well as other costs normally associated with holding a meeting of stockholders. Additionally, preparing for stockholder meetings requires significant attention of the Company's directors, officers and employees, diverting their attention away from performing their primary function, which is to operate the Company's business in the best interests of the stockholders. The existing 25% threshold for the right of stockholders to call a special meeting provides stockholders a meaningful ability to request that the Board call a special meeting, while helping protect against these concerns. The requirement that stockholders requesting a special meeting must have held a net long position in the Company's Common Stock for at least one year ensures that stockholders seeking to exercise the right have a true economic interest in the Company. Further, the current By-laws contain various exceptions and timing mechanisms that are intended to avoid the cost and distraction that would result from multiple stockholder meetings being held in a short time period.

The Board is strongly committed to good governance practices and is keenly interested in the views and concerns of our stockholders. In addition to the existing right of stockholders to call a special meeting, our stockholders have the ability to act by written consent. We also provide significant opportunity for our stockholders to raise matters at our annual meetings. Stockholders have frequently used our annual meetings to propose business by making proposals through the proxy rules, such as this one, and are able to communicate their concerns during the question and answer session of an annual meeting. Institutional Shareholder Services, Inc. has rated our shareholder rights practices as a "low concern," which is its lowest rating. The Corporate Library has assigned the Board a "Low" Corporate Governance Risk Assessment, indicating that our Company's governance practices are not a cause for concern.

In light of the Board's continuing commitment to ensuring effective corporate governance, and the other reasons outlined in this response, the Board believes that adopting a proposal that would permit any holder of one single share of the Company's Common Stock to call a special stockholder meeting would be detrimental to the Company and its stockholders.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THE ADOPTION OF THIS PROPOSAL.

OTHER MATTERS

We do not intend to bring any other matters before the Annual Meeting, nor do we have any present knowledge that any other matters will be presented by others for action at the meeting. If any other matters are properly presented, your proxy card authorizes the people named as proxy holders to vote using their judgment.

Appendix A

WASTE MANAGEMENT, INC.
EMPLOYEE STOCK PURCHASE PLAN

(As Amended and Restated Effective May 10, 2012)

The Waste Management, Inc. Employee Stock Purchase Plan (the "Plan") has been established for the benefit of its eligible employees. The terms of the Plan are set forth below.

1. *Definitions.*

As used in the Plan the following terms shall have the meanings set forth below:

(a) "Board" means the Board of Directors of the Company.

(b) "Code" means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

(c) "Committee" means the Administrative Committee of the Waste Management Employee Benefit Plans appointed by the Board to administer the Plan as described in Section 4 below.

(d) "Common Stock" means the common stock, $0.01 par value, of the Company.

(e) "Company" means Waste Management, Inc., a Delaware corporation, or any successor corporation by merger, reorganization, consolidation or otherwise.

(f) "Continuous Employment" means the absence of any interruption or termination of service as an Eligible Employee with the Company and/or its Participating Subsidiaries. For purposes of the preceding sentence, an authorized leave of absence shall not be considered an interruption or termination of service, provided that such leave is for a period of not more than 90 days or reemployment upon the expiration of such leave is guaranteed by contract or statute.

(g) "Eligible Compensation" means, with respect to each Participant for each pay period, the regular base earnings, commissions, overtime and, for employees on an Involuntary Military Leave of Absence, pay differential, paid to the Participant by the Company and/or one or more Participating Subsidiaries during the Offering Period before reductions are made to Code Section 125 and Section 401(k) plans maintained by the Company and/or its Participating Subsidiaries. However, any incentive compensation or other bonus amounts shall be excluded for purposes of determining Eligible Compensation.

(h) "Eligible Employee" means an employee of the Company or one of its Participating Subsidiaries who is customarily employed for at least 20 hours per week and more than five months in a calendar year, or are absent from active employment while on an Involuntary Military Leave of Absence. For purposes of the preceding sentence, employees who are members of a collective bargaining unit shall be excluded as eligible employees under the Plan, unless their applicable collective bargaining agreement provides for participation in the Plan.

(i) "Enrollment Date" means the first business day of each Offering Period.

(j) "Exercise Date" means the last business day of each Offering Period.

(k) "Exercise Price" means the price per share of Common Stock offered in a given Offering Period, which shall be the lower of: (i) 85% of the Fair Market Value of a share of the Common Stock on the Enrollment Date of such Offering Period, or (ii) 85% of the Fair Market Value of a share of the Common Stock on the Exercise Date of such Offering Period.

(l) "Fair Market Value" means, with respect to a share of Common Stock as of any Enrollment Date or Exercise Date, the closing price of such Common Stock on the New York Stock Exchange on such date, as reported in *The Wall Street Journal.* In the event that such a closing price is not available for an Enrollment Date or an Exercise Date, the Fair Market Value of a share of Common Stock on such date shall be the closing price of a share of the Common Stock on the New York Stock Exchange on the last business day prior to such date or such other amount as may be determined by the Committee by any fair and reasonable means.

(m) "Involuntary Military Leave of Absence" means an employee's leave from employment pursuant to the Company's Paid Leave of Absence Policy to perform military service obligations in the United States Air Force, Army, Navy, Marines, Coast Guard, Public Health Service Corps or National Guard, and the employee is either drafted or a member of the Reserves called to active duty.

(n) "Offering Period" means each six-month period that begins and ends on the business days that coincide with January 1 through June 30, or July 1 through December 31, or such other period or periods as the Committee may establish. However, if the first and/or last day of an Offering Period begins or ends (as applicable) on a Saturday, Sunday or holiday, then (i) the first day of the Offering Period will begin on the immediately following business day, and/or (ii) the last day of an Offering Period will end on the immediately preceding business day.

(o) "Participant" means an Eligible Employee who has elected to participate in the Plan by filing an enrollment agreement with the Company as provided below in Section 6.

(p) "Participating Subsidiary" means any Subsidiary not excluded from participation in the Plan by the Committee, in its sole discretion.

(q) "Subsidiary" means any domestic or foreign corporation of which the Company owns, directly or indirectly, 50% or more of the total combined voting power of all classes of stock or other equity interests and that otherwise qualifies as a "subsidiary corporation" within the meaning of Section 424(f) of the Code or any successor thereto.

2. *Purpose of the Plan.*

The purpose of the Plan is to provide an incentive for present and future employees of the Company and its Participating Subsidiaries to acquire a proprietary interest (or increase an existing proprietary interest) in the Company through the purchase of Common Stock. The Company intends that the Plan qualify as an "employee stock purchase plan" under Section 423 of the Code, and that the Plan shall be administered, interpreted and construed in a manner consistent with the requirements of Section 423 of the Code.

3. *Shares Reserved for the Plan.*

The Company shall reserve for issuance and purchase by Participants under the Plan an aggregate of 12,750,000 shares of Common Stock, subject to adjustment as provided below in Section 13. Shares of Common Stock subject to the Plan may be newly issued shares or treasury shares. If and to the extent that any option to purchase shares of Common Stock shall not be exercised for any reason, or if such right to purchase shares shall terminate as provided herein, the shares that have not been so purchased hereunder shall again become available for the purposes of the Plan, unless the Plan shall have been terminated.

4. *Administration of the Plan.*

(a) A Committee appointed by the Board shall administer the Plan. The Committee shall have the authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, to correct any defect or rectify any omission in the Plan, or to reconcile any inconsistency in this Plan and any option to purchase shares granted hereunder, and to make all other determinations necessary or advisable for the administration of the Plan. The Committee's actions and determinations with respect to the foregoing shall be final, conclusive and binding on all persons. The act or determination of a majority of the members of the Committee shall be deemed to be the act or determination of the entire Committee.

(b) The Committee may, in its discretion, request advice or assistance, or employ such other persons as it deems necessary or appropriate for the proper administration of the Plan, including, but not limited to employing a brokerage firm, bank or other financial institution to assist in the purchase of shares, delivery of reports or other administrative aspects of the Plan.

5. *Eligibility to Participate in the Plan.*

Subject to limitations imposed by Section 423(b) of the Code, each Eligible Employee who is employed by the Company or a Participating Subsidiary for 30 days prior to an Enrollment Date shall be eligible to participate in the Plan for the Offering Period beginning on that Enrollment Date.

6. *Election to Participate in the Plan.*

(a) Each Eligible Employee may elect to participate in the Plan by completing an enrollment agreement in the form provided by the Company and filing such enrollment agreement with the Company prior to the applicable Enrollment Date, unless the Committee establishes another deadline for filing the enrollment agreement with respect to a given Offering Period.

(b) Unless a Participant withdraws from participation in the Plan as provided in Section 10 or authorizes a different payroll deduction by filing a new enrollment agreement prior to the Enrollment Date of a succeeding Offering Period, a Participant who is participating in an Offering Period as of the Exercise Date of such Offering Period shall be deemed to have (i) elected to participate in the immediately succeeding Offering Period and (ii) authorized the same payroll deduction percentage for such immediately succeeding Offering Period as was in effect for such Participant immediately prior to such succeeding Offering Period.

7. *Payroll Deductions.*

(a) All Participant contributions to the Plan shall be made only by payroll deductions. Each time a Participant files the enrollment agreement with respect to an Offering Period, the Participant shall authorize payroll deductions to be made during the Offering Period in an amount from 1% to 10% (in whole percentages) of the Eligible Compensation that the Participant receives on each payroll date during such Offering Period. Payroll deductions for a Participant shall commence on the first payroll date following the Enrollment Date and shall end on the last payroll date in the Offering Period to which such authorization is applicable, unless sooner terminated by the Participant as provided below in Section 10.

(b) All payroll deductions made for a Participant shall be deposited in the Company's general corporate account and shall be credited to the Participant's account under the Plan. No interest shall accrue on or be credited with respect to the payroll deductions of a Participant under the Plan. A Participant may not make any additional contributions into such account. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

(c) Except as provided in Section 10, a Participant may not change his contribution election during an Offering Period.

(d) Notwithstanding the foregoing provisions of this Section 7, no Participant may make payroll deductions during any calendar year in excess of $21,250, or such other limit as may be established by the Committee, in its discretion.

8. *Grant of Options.*

(a) On the Enrollment Date of each Offering Period, subject to the limitations set forth in Sections 3 and 8(b) hereof, each Eligible Employee shall be granted an option to purchase on the Exercise Date for such Offering Period a number of whole and fractional shares of the Company's Common Stock determined by dividing such Eligible Employee's payroll deductions accumulated during the Offering Period by the Exercise Price established for such Offering Period.

(b) Notwithstanding any provision of the Plan to the contrary, no Eligible Employee shall be granted an option under the Plan (i) if, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own stock and/or hold outstanding options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or of any Subsidiary of the Company, or (ii) which permits such Eligible Employee's rights to purchase stock under all employee stock purchase plans of the Company and its Subsidiaries to accrue at a rate which exceeds $25,000 of fair market value of such stock (determined at the time such option is granted) for each calendar year in which such option is outstanding at any time.

9. *Automatic Purchase.*

Unless a Participant withdraws from the Plan as provided below in Section 10, the Participant's option for the purchase of shares will be exercised automatically on each Exercise Date for which an enrollment agreement has been filed, and the maximum number of whole and fractional shares subject to the option will be purchased for the Participant at the Exercise Price established for that Offering Period, as provided above in Section 8.

10. *Withdrawal; Termination of Employment.*

(a) A Participant may withdraw all of the payroll deductions credited to the Participant's account for a given Offering Period by providing written notice to the Company no later than 45 days prior to the last day of such Offering Period. A Participant shall not be permitted to make a partial withdrawal of the payroll deductions credited to his account. All of the Participant's payroll deductions credited to the Participant's account will be paid to him promptly after receipt of the Participant's notice of withdrawal, the Participant's participation in the Plan will be automatically terminated, and no further payroll deductions for the purchase of shares hereunder will be made. Payroll deductions will not resume on behalf of a Participant who has withdrawn from the Plan, unless written notice is delivered to the Company within the enrollment period preceding the commencement of a new Offering Period directing the Company to resume payroll deductions.

(b) Upon termination of the Participant's Continuous Employment prior to the Exercise Date of the Offering Period for any reason, including retirement or death, the payroll deductions credited to the Participant's account will be returned to the Participant or, in the case of death, to the Participant's estate, and the Participant's options to purchase shares under the Plan will be automatically terminated.

(c) In the event a Participant ceases to be an Eligible Employee during an Offering Period, the Participant will be deemed to have elected to withdraw all payroll deductions credited to his account from the Plan. In such circumstance, the payroll deductions credited to the Participant's account will be returned to the Participant, and the Participant's options to purchase shares under the Plan will be terminated.

11. *Transferability.*

Options to purchase Common Stock granted under the Plan are not transferable, in any manner, by a Participant and are exercisable only by the Participant.

12. *Reports.*

Individual accounts will be maintained for each Participant in the Plan. Following each Exercise Date, statements of account will be given to Participants who have purchased shares under Section 9. Such statements will set forth the amounts of payroll deductions, the per share purchase price, the number of shares purchased and the remaining cash balance, if any.

13. *Adjustments Upon Changes in Capitalization.*

(a) If the outstanding shares of Common Stock are increased or decreased, or are changed into or are exchanged for a different number or kind of shares, as a result of one or more reorganizations, restructurings, recapitalizations, reclassifications, stock splits, reverse stock splits, stock dividends or the like, upon authorization of the Committee, appropriate adjustments shall be made in the number and/or kind of shares, and the per share purchase price thereof, which may be issued in the aggregate and to any Participant upon exercise of options granted under the Plan.

(b) In the event of the proposed dissolution or liquidation of the Company, each Offering Period will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Committee. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each option under the Plan shall be assumed or an equivalent option shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless the Committee determines, in the exercise of its sole discretion and in lieu of such assumption or substitution, that the Participant shall have the right to exercise the option as to all of the optioned stock, including shares as to which the option would not otherwise be exercisable. If the Committee makes an option fully exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Committee shall notify the Participant that the option shall be fully exercisable for a stated period, which shall not be less than 10 days from the date of such notice, and the option will terminate upon the expiration of such period.

(c) In all cases, the Committee shall have full discretion to exercise any of the powers and authority provided under this Section 13, and the Committee's actions hereunder shall be final and binding on all Participants. No fractional shares of stock shall be issued under the Plan pursuant to any adjustment authorized under the provisions of this Section 13.

14. *Amendment of the Plan.*

The Board may at any time, or from time to time, amend the Plan in any respect; provided, however, that the Plan may not be amended in any way that will cause rights issued under the Plan to fail to meet the requirements for employee stock purchase plans as defined in Section 423 of the Code or any successor thereto, including, without limitation, shareholder approval, if required.

15. *Termination of the Plan.*

The Plan and all rights of Eligible Employees hereunder shall terminate:

(a) on the Exercise Date that Participants become entitled to purchase a number of shares greater than the number of reserved shares remaining available for purchase under the Plan; or

(b) at any time, at the discretion of the Board.

In the event that the Plan terminates under circumstances described in Section 15(a) above, reserved shares remaining as of the termination date shall be sold to Participants on a pro rata basis.

16. *Notices.*

All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

17. *Shareholder Approval.*

The Plan shall be subject to approval by the shareholders of the Company within twelve months after the date the Plan is adopted by the Board of Directors. If such shareholder approval is not obtained prior to the first Exercise Date, the Plan shall be null and void and all Participants shall be deemed to have withdrawn all payroll deductions credited to their accounts on such Exercise Date pursuant to Section 10.

18. *Conditions Upon Issuance of Shares.*

(a) The Plan, the grant and exercise of options to purchase shares of Common Stock under the Plan, and the Company's obligation to sell and deliver shares upon the exercise of options to purchase shares shall be subject to all applicable federal, state and foreign laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel for the Company, be required. Notwithstanding anything in the Plan to the contrary, share certificates shall not be delivered to Participants until the later of (i) the date on which the applicable holding period to avoid a disqualifying disposition (within the meaning of Code

Section 421) expires, or (ii) the date that a Participant specifically requests a certificate for shares purchased pursuant to the Plan.

(b) The Company may make such provisions, as it deems appropriate, for withholding by the Company pursuant to all applicable tax laws of such amounts as the Company determines it is required to withhold in connection with the purchase or sale by a Participant of any Common Stock acquired pursuant to the Plan. The Company may require a Participant to satisfy any relevant tax requirements before authorizing any issuance of Common Stock to such Participant.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-12154

Waste Management, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**73-1309529**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1001 Fannin Street, Suite 4000 Houston, Texas	**77002**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code:

(713) 512-6200

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, $.01 par value	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant at June 30, 2011 was approximately $17.6 billion. The aggregate market value was computed by using the closing price of the common stock as of that date on the New York Stock Exchange ("NYSE"). (For purposes of calculating this amount only, all directors and executive officers of the registrant have been treated as affiliates.)

The number of shares of Common Stock, $0.01 par value, of the registrant outstanding at February 10, 2012 was 461,374,381 (excluding treasury shares of 168,908,080).

DOCUMENTS INCORPORATED BY REFERENCE

Document	Incorporated as to
Proxy Statement for the 2012 Annual Meeting of Stockholders	Part III

TABLE OF CONTENTS

PART I

Item 1. *Business.*

General

The financial statements presented in this report represent the consolidation of Waste Management, Inc., a Delaware corporation; Waste Management's wholly-owned and majority-owned subsidiaries; and certain variable interest entities for which Waste Management or its subsidiaries are the primary beneficiary as described in Note 20 to the Consolidated Financial Statements. Waste Management is a holding company and all operations are conducted by its subsidiaries. When the terms "the Company," "we," "us" or "our" are used in this document, those terms refer to Waste Management, Inc., its consolidated subsidiaries and consolidated variable interest entities. When we use the term "WM," we are referring only to Waste Management, Inc., the parent holding company.

WM was incorporated in Oklahoma in 1987 under the name "USA Waste Services, Inc." and was reincorporated as a Delaware company in 1995. In a 1998 merger, the Illinois-based waste services company formerly known as Waste Management, Inc. became a wholly-owned subsidiary of WM and changed its name to Waste Management Holdings, Inc. ("WM Holdings"). At the same time, our parent holding company changed its name from USA Waste Services to Waste Management, Inc. Like WM, WM Holdings is a holding company and all operations are conducted by subsidiaries. For detail on the financial position, results of operations and cash flows of WM, WM Holdings and their subsidiaries, see Note 23 to the Consolidated Financial Statements.

Our principal executive offices are located at 1001 Fannin Street, Suite 4000, Houston, Texas 77002. Our telephone number at that address is (713) 512-6200. Our website address is www.wm.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K are all available, free of charge, on our website as soon as practicable after we file the reports with the SEC. Our stock is traded on the New York Stock Exchange under the symbol "WM."

We are the leading provider of comprehensive waste management services in North America. Our subsidiaries provide collection, transfer, recycling, and disposal services. We are also a leading developer, operator and owner of waste-to-energy and landfill gas-to-energy facilities in the United States. Our customers include residential, commercial, industrial and municipal customers throughout North America. During 2011, our largest customer represented approximately 1% of annual revenues. We employed approximately 44,300 people as of December 31, 2011.

Through our core waste management services, we own or operate 271 landfill sites, which is the largest network of landfills in our industry. In order to make disposal more practical for larger urban markets, where the distance to landfills or waste-to-energy facilities is typically farther, we manage 287 transfer stations that consolidate, compact and transport waste efficiently and economically. We also use waste to create energy. One method we use involves recovering the gas produced naturally as waste decomposes in landfills for use in the generation of electricity. We also use waste to create energy through a highly efficient combustion process. Our waste-to-energy subsidiary, Wheelabrator Technologies Inc., operates 22 plants that produce clean, renewable energy. We are a leading recycler in North America, handling materials that include paper, cardboard, glass, plastic, metal and electronics. Through our recycling operations, we provide cost-efficient, environmentally sound programs for municipalities, businesses and households across the U.S. and Canada. In addition to traditional waste operations, we are also expanding to increase the service offerings we provide for our customers.

Our Company's goals are targeted at serving our customers, our employees, the environment, the communities in which we work and our stockholders, and achievement of our goals is intended to meet the needs of a changing industry. The waste industry continues to confront significant changes. Our Company and others have recognized the value of the traditional waste stream as a potential resource. Landfill volumes have declined in recent years, as customers are increasingly using alternatives to traditional disposal, such as recycling and composting, while also working to reduce the waste they generate. Accomplishment of our goals will grow our Company and allow us to meet the needs of our customers and communities as they, too, Think Green®. We believe that helping our customers achieve their environmental goals will enable us to achieve profitable growth.

Our Company is dedicated to three transformational goals that we believe will drive continued growth and leadership in a dynamic industry: know more about our customers and how to service them than anyone else; use conversion and processing technology to extract more value from the materials we manage; and continuously improve our operational efficiency. We intend to pursue achievement of our long-term goals in the short-term through efforts to:

- Grow our markets by implementing customer-focused growth, through customer segmentation and through strategic acquisitions, while maintaining our pricing discipline and increasing the amount of recyclable materials we manage each year;
- Grow our customer loyalty;
- Grow into new markets by investing in greener technologies; and
- Pursue initiatives that improve our operations and cost structure.

These efforts will be supported by ongoing improvements in information technologies. We believe that execution of our strategy will provide long-term value to our stockholders. In addition, we intend to continue to return value to our stockholders through common stock repurchases and dividend payments. In December 2011, we announced that our Board of Directors expects that quarterly dividend payments will be increased to $0.355 per share in 2012, which is a 4.4% increase from the quarterly dividend we paid in 2011. This will result in an increase in the amount of free cash flow that we expect to pay out as dividends for the ninth consecutive year and is an indication of our ability to generate strong and consistent cash flows. All quarterly dividends will be declared at the discretion of our Board of Directors.

Operations

General

We manage and evaluate our principal operations through five Groups. Our four geographic operating Groups, comprised of our Eastern, Midwest, Southern and Western Groups, provide collection, transfer, disposal (in both solid waste and hazardous waste landfills) and recycling services. Our fifth Group is the Wheelabrator Group, which provides waste-to-energy services and manages waste-to-energy facilities and independent power production plants, or IPPs. We also provide additional services that are not managed through our five Groups, as described below. These operations are presented in this report as "Other."

The table below shows the total revenues (in millions) contributed annually by each of our Groups, or reportable segments, in the three-year period ended December 31, 2011. More information about our results of operations by reportable segment is included in Note 21 to the Consolidated Financial Statements and in *Management's Discussion and Analysis of Financial Condition and Results of Operations,* included in this report.

	Years Ended December 31,		
	2011	2010	2009
Eastern	$ 3,115	$ 2,943	$ 2,960
Midwest	3,213	3,048	2,855
Southern	3,390	3,461	3,328
Western	3,282	3,173	3,125
Wheelabrator	877	889	841
Other	1,532	963	628
Intercompany	(2,031)	(1,962)	(1,946)
Total	$13,378	$12,515	$11,791

The services we provide include collection, landfill (solid and hazardous waste landfills), transfer, waste-to-energy facilities and independent power production plants, recycling and other services, as described below. The following table shows revenues (in millions) contributed by these services for each of the three years indicated:

	Years Ended December 31,		
	2011	2010	2009
Collection	$ 8,406	$ 8,247	$ 7,980
Landfill	2,611	2,540	2,547
Transfer	1,280	1,318	1,383
Wheelabrator	877	889	841
Recycling	1,580	1,169	741
Other	655	314	245
Intercompany	(2,031)	(1,962)	(1,946)
Total	$13,378	$12,515	$11,791

Collection. Our commitment to customers begins with a vast waste collection network. Collection involves picking up and transporting waste and recyclable materials from where it was generated to a transfer station, material recovery facility ("MRF") or disposal site. We generally provide collection services under one of two types of arrangements:

- For commercial and industrial collection services, typically we have a three-year service agreement. The fees under the agreements are influenced by factors such as collection frequency, type of collection equipment we furnish, type and volume or weight of the waste collected, distance to the disposal facility, labor costs, cost of disposal and general market factors. As part of the service, we provide steel containers to most customers to store their solid waste between pick-up dates. Containers vary in size and type according to the needs of our customers and the restrictions of their communities. Many are designed to be lifted mechanically and either emptied into a truck's compaction hopper or directly into a disposal site. By using these containers, we can service most of our commercial and industrial customers with trucks operated by only one employee.
- For most residential collection services, we have a contract with, or a franchise granted by, a municipality, homeowners' association or some other regional authority that gives us the exclusive right to service all or a portion of the homes in an area. These contracts or franchises are typically for periods of three to five years. We also provide services under individual monthly subscriptions directly to households. The fees for residential collection are either paid by the municipality or authority from their tax revenues or service charges, or are paid directly by the residents receiving the service.

Landfill. Landfills are the main depositories for solid waste in North America. At December 31, 2011, we owned or operated 266 solid waste landfills, which represents the largest network of landfills in North America. Solid waste landfills are constructed and operated on land with engineering safeguards that limit the possibility of water and air pollution, and are operated under procedures prescribed by regulation. A landfill must meet federal, state or provincial, and local regulations during its design, construction, operation and closure. The operation and closure activities of a solid waste landfill include excavation, construction of liners, continuous spreading and compacting of waste, covering of waste with earth or other acceptable material and constructing final capping of the landfill. These operations are carefully planned to maintain environmentally safe conditions and to maximize the use of the airspace.

All solid waste management companies must have access to a disposal facility, such as a solid waste landfill. The significant capital requirements of developing and operating a landfill serve as a barrier to landfill ownership and, as a result, third-party haulers often dispose of waste at our landfills. It is usually preferable for our collection operations to use disposal facilities that we own or operate, a practice we refer to as internalization, rather than using third-party disposal facilities. Internalization generally allows us to realize higher consolidated margins and stronger operating cash flows. The fees charged at disposal facilities, which are referred to as tipping fees, are based on several factors, including competition and the type and weight or volume of solid waste deposited.

We also operate five secure hazardous waste landfills in the United States. Under environmental laws, the federal government (or states with delegated authority) must issue permits for all hazardous waste landfills. All of our hazardous waste landfills have obtained the required permits, although some can accept only certain types of hazardous waste. These landfills must also comply with specialized operating standards. Only hazardous waste in a stable, solid form, which meets regulatory requirements, can be deposited in our secure disposal cells. In some cases, hazardous waste can be treated before disposal. Generally, these treatments involve the separation or removal of solid materials from liquids and chemical treatments that transform waste into inert materials that are no longer hazardous. Our hazardous waste landfills are sited, constructed and operated in a manner designed to provide long-term containment of waste. We also operate a hazardous waste facility at which we isolate treated hazardous waste in liquid form by injection into deep wells that have been drilled in certain acceptable geologic formations far below the base of fresh water to a point that is safely separated by other substantial geological confining layers.

Transfer. At December 31, 2011, we owned or operated 287 transfer stations in North America. We deposit waste at these stations, as do other waste haulers. The solid waste is then consolidated and compacted to reduce the volume and increase the density of the waste and transported by transfer trucks or by rail to disposal sites. At December 31, 2011, our WM Healthcare Solutions subsidiary (discussed below) also had 21 smaller transfer operations (separate from its ten processing facilities, but some of which are located at other existing Company facilities) that are permitted to consolidate regulated medical waste collections for disposal.

Access to transfer stations is critical to haulers who collect waste in areas not in close proximity to disposal facilities. Fees charged to third parties at transfer stations are usually based on the type and volume or weight of the waste deposited at the transfer station, the distance to the disposal site and general market factors.

The utilization of our transfer stations by our own collection operations improves internalization by allowing us to retain fees that we would otherwise pay to third parties for the disposal of the waste we collect. It enables us to manage costs associated with waste disposal because (i) transfer trucks, railcars or rail containers have larger capacities than collection trucks, allowing us to deliver more waste to the disposal facility in each trip; (ii) waste is accumulated and compacted at transfer stations that are strategically located to increase the efficiency of our network of operations; and (iii) we can retain the volume by managing the transfer of the waste to one of our own disposal sites.

The transfer stations that we operate but do not own generally are operated through lease agreements under which we lease property from third parties. There are some instances where transfer stations are operated under contract, generally for municipalities. In most cases we own the permits and will be responsible for any regulatory requirements relating to the operation and closure of the transfer station.

Wheelabrator. As of December 31, 2011, we owned or operated 17 waste-to-energy facilities and five independent power production plants, or IPPs, which are located in the Northeast, in the Mid-Atlantic, and in Florida, California and Washington.

At our waste-to-energy facilities, solid waste is burned at high temperatures in specially designed boilers to produce heat that is converted into high-pressure steam. As of December 31, 2011, our waste-to-energy facilities were capable of processing up to 22,300 tons of solid waste each day. In 2011, our waste-to-energy facilities received and processed 8 million tons of solid waste, or approximately 22,000 tons per day.

Our IPPs convert various waste and conventional fuels into steam. The plants burn wood waste, anthracite coal waste (culm), tires, landfill gas and natural gas. These facilities are integral to the solid waste industry, disposing of urban wood, waste tires, railroad ties and utility poles. Our anthracite culm facility in Pennsylvania processes the waste materials left over from coal mining operations from over half a century ago. Ash remaining after burning the culm is used to reclaim the land damaged by decades of coal mining.

We generate steam at our waste-to-energy and IPPs facilities for the production of electricity. We sell the electricity produced at our facilities into wholesale markets, which include investor-owned utilities, power marketers and regional power pools. Some of our facilities also sell steam directly to end users. Fees charged for electricity and steam at our waste-to-energy facilities and IPPs have generally been subject to the terms and conditions of long-term contracts that include interim adjustments to the prices charged for changes in market conditions such as inflation, electricity prices and other general market factors. During 2010 and 2009, several of our long-term energy contracts and short-term pricing arrangements expired, significantly increasing our waste-to-energy revenues' exposure to volatility attributable to changes in market prices for electricity, which generally correlate with fluctuations in natural gas prices in the markets in which we operate. Our market-price volatility will continue to increase as additional long-term contracts expire. The next long-term contract will expire in March 2012. We use short-term "receive fixed, pay variable" electricity commodity swaps to mitigate the variability in our revenues and cash flows caused by fluctuations in the market prices for electricity. Refer to the *Quantitative and Qualitative Disclosures About Market Risk* section of this report for additional information about the Company's current considerations related to the management of this market exposure.

We continue to look at opportunities to expand our waste-to-energy business. In 2010, we made two investments which increased the total assets of our Wheelabrator Group by $318 million. In the first quarter of 2010, we paid $142 million to acquire a 40% equity investment in Shanghai Environment Group ("SEG"), a subsidiary of Shanghai Chengtou Holding Co., Ltd. As a joint venture partner in SEG, we will participate in the operation and management of waste-to-energy and other waste services in the Chinese market. SEG will also focus on building new waste-to-energy facilities in China. As of December 31, 2011, SEG owned and operated two waste-to-energy facilities, five landfills and five transfer stations. An additional five waste-to-energy facilities were under construction. Our share of SEG's earnings are included in "Equity in net losses in unconsolidated entities" in our Consolidated Statement of Operations. In the second quarter of 2010, we paid $150 million for the acquisition of a waste-to-energy facility in Portsmouth, Virginia. Additionally, Wheelabrator is actively pursuing development projects with industry partners and pursuing other opportunities to provide waste-to-energy services in the United Kingdom.

Recycling. Our recycling operations provide communities and industries with an alternative to traditional landfill disposal and support our strategic goals to extract more value from the materials we manage. In 2001, we became the first major solid waste company to focus on residential single-stream recycling, which allows customers to mix recyclable paper, plastic and glass in one bin. Residential single-stream programs have greatly increased the recycling rates. Single-stream recycling is possible through the use of various mechanized screens and optical sorting technologies. We have also been advancing the single-stream recycling programs for commercial applications. Recycling involves the separation of reusable materials from the waste stream for processing and resale or other disposition. Our recycling operations include the following:

Materials processing — Through our collection operations, we collect recyclable materials from residential, commercial and industrial customers and direct these materials to one of our MRFs for processing. We operate 107 MRFs where paper, cardboard, metals, plastics, glass, construction and demolition materials and other recyclable commodities are recovered for resale. We also operate 13 secondary processing facilities where recyclable materials can be further processed into raw products used in the manufacturing of consumer goods. Materials processing services include data destruction and automated color sorting.

Plastics materials recycling — Using state-of-the-art sorting and processing technology, we process, inventory and sell plastic commodities making the recycling of such items more cost effective and convenient.

Commodities recycling — We market and resell recyclable commodities to customers world-wide. We manage the marketing of recyclable commodities that are processed in our facilities by maintaining comprehensive service centers that continuously analyze market prices, logistics, market demands and product quality.

Fees for recycling services are influenced by the type of recyclable commodities being processed, the volume or weight of the recyclable material, degree of processing required, the market value of the recovered material and other market factors.

Some of the recyclable materials processed in our MRFs are purchased from various sources, including third parties and our own operations. The cost per ton of material purchased is based on market prices and the cost to transport the processed goods to our customers to whom we sell such materials. The price we pay for recyclable materials is often referred to as a "rebate." Rebates generally are based upon the price we receive for sales of processed goods and on market conditions, but in some cases are based on fixed contractual rates or on defined minimum per-ton rates. As a result, changes in commodity prices for recycled fiber can significantly affect our revenues, the rebates we pay to our suppliers and our operating income and margins.

Other. Other services not managed within our Groups include the following:

We provide recycling brokerage services which involves managing the marketing of recyclable materials for third parties. The experience of our recycling operations in managing recyclable commodities for our own operations gives us the expertise needed to effectively manage volumes for third parties. Utilizing the resources and knowledge of our recycling operations' service centers, we can assist customers in marketing and selling their recyclable commodities with little to no capital requirements. We also provide electronics recycling. We recycle discarded computers, communications equipment, and other electronic equipment. Services include the collection, sorting and disassembling of electronics in an effort to reuse or recycle all collected materials. In recent years, we have teamed with major electronics manufacturers to offer comprehensive "take-back" programs of their products to assist the general public in disposing of their old electronics in a convenient and environmentally safe manner.

WM Sustainability Services provides a variety of sustainability services to businesses and organizations. This includes in-plant services, where our employees work full-time inside our customers' facilities to provide full-service waste management solutions and consulting services. Our vertically integrated waste management operations enable us to provide customers with full management of their waste. The breadth of our service offerings and the familiarity we have with waste management practices gives us the unique ability to assist customers in minimizing waste they generate, identifying recycling opportunities and determining the most efficient means available for waste collection and disposal.

We develop, operate and promote projects for the beneficial use of landfill gas through our WM Renewable Energy Program. Landfill gas is produced naturally as waste decomposes in a landfill. The methane component of the landfill gas is a readily available, renewable energy source that can be gathered and used beneficially as an alternative to fossil fuel. The EPA endorses landfill gas as a renewable energy resource, in the same category as wind, solar and geothermal resources. At December 31, 2011, landfill gas beneficial use projects were producing commercial quantities of methane gas at 131 of our solid waste landfills. At 102 of these landfills, the processed gas is used to fuel electricity generators. The electricity is then sold to public utilities, municipal utilities or power cooperatives. At 18 landfills, the gas is used at the landfill or delivered by pipeline to industrial customers as a direct substitute for fossil fuels in industrial processes. At ten landfills, the landfill gas is processed to pipeline-quality natural gas and then sold to natural gas suppliers. At one landfill, the gas is processed into liquefied natural gas and used as vehicle fuel.

Although many waste management services such as collection and disposal are local services, our Strategic Accounts program works with customers whose locations span the United States. Our Strategic Accounts program provides centralized customer service, billing and management of accounts to streamline the administration of customers' multiple and nationwide locations' waste management needs. On July 28, 2011, we acquired Oakleaf Global Holdings and its primary operations ("Oakleaf"), which provides outsourced waste and recycling services through a nationwide network of third-party haulers. Oakleaf has increased our national accounts customer base and enhanced our ability to provide comprehensive environmental solutions.

Our WM Healthcare Solutions subsidiary offers integrated medical waste services for healthcare facilities, pharmacies and individuals. We provide full-service solutions to facilities to assist them in best practices, identifying waste streams and proper disposal.

We also have begun investing in businesses and technologies that are designed to offer services and solutions ancillary or supplementary to our current operations. These investments include joint ventures, acquisitions and partial ownership interests. The solutions and services include the collection of project waste, including construction debris and household or yard waste, through our Bagster® program; the development, operation and marketing of plasma gasification facilities; operation of a landfill gas-to-liquid natural gas plant; solar powered trash compactors; and organic waste-to-fuel conversion technology. Part of our expansion of services includes offering portable self-storage services; fluorescent bulb and universal waste mail-back through our LampTracker® program; and a sharps mail return program through which individuals can safely dispose of their used syringes and lancets using our MedWaste Tracker® system. In addition, we have made investments that involve acquisition and development of interests in oil and gas producing properties. Finally, we rent portable restroom facilities to municipalities and commercial customers under the name Port-o-Let®, we service such facilities and we provide street and parking lot sweeping services.

Competition

We encounter intense competition from governmental, quasi-governmental and private sources in all aspects of our operations. In North America, the industry consists primarily of two national waste management companies, regional companies and local companies of varying sizes and financial resources, including companies that specialize in certain discrete areas of waste management, operators of alternative disposal facilities and companies that seek to use parts of the waste stream as feedstock for renewable energy and other by-products. We compete with these companies as well as with counties and municipalities that maintain their own waste collection and disposal operations.

Operating costs, disposal costs and collection fees vary widely throughout the geographic areas in which we operate. The prices that we charge are determined locally, and typically vary by volume and weight, type of waste collected, treatment requirements, risk of handling or disposal, frequency of collections, distance to final disposal sites, the availability of airspace within the geographic region, labor costs and amount and type of equipment furnished to the customer. We face intense competition in our core business based on pricing and quality of service. We have also begun competing for business based on service offerings. As companies, individuals and communities look for ways to be more sustainable, we are investing in greener technologies and promoting our comprehensive services that go beyond our core business of collecting and disposing of waste.

Seasonal Trends

Our operating revenues normally tend to be somewhat higher in the summer months, primarily due to the traditional seasonal increase in the volume of construction and demolition waste. Historically, the volumes of industrial and residential waste in certain regions in which we operate have tended to increase during the summer months. Our second and third quarter revenues and results of operations typically reflect these seasonal trends.

Additionally, certain destructive weather conditions that tend to occur during the second half of the year, such as the hurricanes that most often impact our Southern Group, can actually increase our revenues in the areas affected. While weather-related and other "one-time" occurrences can boost revenues through additional work, as a result of significant start-up costs and other factors, such revenue sometimes generates earnings at comparatively lower margins. Certain weather conditions, including severe winter storms, may result in the temporary suspension of our operations, which can significantly affect the operating results of the affected regions. The operating results of our first quarter also often reflect higher repair and maintenance expenses because we rely on the slower winter months, when waste flows are generally lower, to perform scheduled maintenance at our waste-to-energy facilities.

Employees

At December 31, 2011, we had approximately 44,300 full-time employees, of which approximately 8,300 were employed in administrative and sales positions and the balance in operations. Approximately 9,200 of our employees are covered by collective bargaining agreements.

Financial Assurance and Insurance Obligations

Financial Assurance

Municipal and governmental waste service contracts generally require contracting parties to demonstrate financial responsibility for their obligations under the contract. Financial assurance is also a requirement for obtaining or retaining disposal site or transfer station operating permits. Various forms of financial assurance are also required to support variable-rate tax-exempt debt and by regulatory agencies for estimated final capping, closure, post-closure and environmental remedial obligations at many of our landfills.

We establish financial assurance using surety bonds, letters of credit, insurance policies, trust and escrow agreements and financial guarantees. The type of assurance used is based on several factors, most importantly: the jurisdiction, contractual requirements, market factors and availability of credit capacity. The following table summarizes the various forms and dollar amounts (in millions) of financial assurance that we had outstanding as of December 31, 2011:

Surety bonds:		
Issued by consolidated subsidiary(a)	$ 215	
Issued by affiliated entity(b)	1,003	
Issued by third-party surety companies	1,734	
Total surety bonds		$2,952
Letters of credit:		
Revolving credit facility(c)	1,012	
Letter of credit facilities(d)	502	
Other lines of credit	251	
Total letters of credit		1,765
Insurance policies:		
Issued by consolidated subsidiary(a)	1,057	
Issued by affiliated entity(b)	24	
Issued by third-party insurance companies	182	
Total insurance policies		1,263
Funded trust and escrow accounts(e)		137
Financial guarantees(f)		252
Total financial assurance(g)		$6,369

(a) We use surety bonds and insurance policies issued by a wholly-owned insurance subsidiary, National Guaranty Insurance Company of Vermont, the sole business of which is to issue financial assurance to WM and its subsidiaries. National Guaranty Insurance Company is authorized to write up to approximately $1.5 billion in surety bonds or insurance policies for our final capping, closure and post-closure requirements, waste collection contracts and other business-related obligations.

(b) We hold a noncontrolling interest in an entity that we use to obtain financial assurance. Our contractual agreement with this entity does not specifically limit the amounts of surety bonds or insurance that we may obtain, making our financial assurance under this agreement limited only by the guidelines and restrictions of surety and insurance regulations.

(c) WM has a $2.0 billion revolving credit facility with a term ending May 2016. At December 31, 2011, we had $150 million of outstanding borrowings and $1,012 million of letters of credit issued and supported by the facility. The unused and available credit capacity of the facility was $838 million as of December 31, 2011.

(d) We have an aggregate committed capacity of $505 million under letter of credit facilities with terms ending from June 2013 to June 2015. As of December 31, 2011, no borrowings were outstanding under these letter of credit facilities and we had $3 million of unused or available credit capacity.

(e) Our funded trust and escrow accounts generally have been established to support landfill final capping, closure, post-closure and environmental remediation obligations and our performance under various operating contracts. Balances maintained in these trust funds and escrow accounts will fluctuate based on (i) changes in statutory requirements; (ii) future deposits made to comply with contractual arrangements; (iii) the ongoing use of funds for qualifying activities; (iv) acquisitions or divestitures of landfills; and (v) changes in the fair value of the financial instruments held in the trust fund or escrow accounts. The assets held in our funded trust and escrow accounts may be drawn and used to meet the obligations for which the trusts and escrows were established.

(f) WM provides financial guarantees on behalf of its subsidiaries to municipalities, customers and regulatory authorities. They are provided primarily to support our performance of landfill final capping, closure and post-closure activities.

(g) The amount of financial assurance required can, and generally will, differ from the obligation determined and recorded under accounting principles generally accepted in the U.S.

Virtually no claims have been made against our financial assurance instruments in the past, and considering our current financial position, management does not expect there to be claims against these instruments that will have a material adverse effect on our Consolidated Financial Statements.

Insurance

We carry a broad range of insurance coverages, including general liability, automobile liability, real and personal property, workers' compensation, directors' and officers' liability, pollution legal liability and other coverages we believe are customary to the industry. Our exposure to loss for insurance claims is generally limited to the per incident deductible under the related insurance policy. As of December 31, 2011, our general liability insurance program carried self-insurance exposures of up to $2.5 million per incident and our workers' compensation insurance program carried self-insurance exposures of up to $5 million per incident. As of December 31, 2011, our auto liability insurance program included a per incident base deductible of $5 million, subject to additional deductibles of $4.8 million in the $5 million to $10 million layer. We do not expect the impact of any known casualty, property, environmental or other contingency to have a material impact on our financial condition, results of operations or cash flows. Our estimated insurance liabilities as of December 31, 2011 are summarized in Note 11 to the Consolidated Financial Statements.

The Directors' and Officers' Liability Insurance policy we choose to maintain covers only individual executive liability, often referred to as "Broad Form Side A," and does not provide corporate reimbursement coverage, often referred to as "Side B." The Side A policy covers directors and officers directly for loss, including defense costs, when corporate indemnification is unavailable. Side A-only coverage cannot be exhausted by payments to the Company, as the Company is not insured for any money it advances for defense costs or pays as indemnity to the insured directors and officers.

Regulation

Our business is subject to extensive and evolving federal, state or provincial and local environmental, health, safety and transportation laws and regulations. These laws and regulations are administered by the U.S. EPA, Environment Canada, and various other federal, state and local environmental, zoning, transportation, land use, health and safety agencies in the United States and Canada. Many of these agencies regularly examine our operations to monitor compliance with these laws and regulations and have the power to enforce compliance, obtain injunctions or impose civil or criminal penalties in case of violations. In recent years, we have perceived an increase in both the amount of government regulation and the number of enforcement actions being brought by regulatory entities against operations in the waste services industry. We expect this heightened governmental focus on regulation and enforcement to continue.

Because the major component of our business is the collection and disposal of solid waste in an environmentally sound manner, a significant amount of our capital expenditures are related, either directly or indirectly, to environmental protection measures, including compliance with federal, state or provincial and local provisions that regulate the placement of materials into the environment. There are costs associated with siting, design, operations, monitoring, site maintenance, corrective actions, financial assurance, and facility closure and post-closure obligations. In connection with our acquisition, development or expansion of a disposal facility or transfer station, we must often spend considerable time, effort and money to obtain or maintain required permits and approvals. There cannot be any assurances that we will be able to obtain or maintain required governmental approvals. Once obtained, operating permits are subject to renewal, modification, suspension or revocation by the issuing agency. Compliance with these and any future regulatory requirements could require us to make significant capital and operating expenditures. However, most of these expenditures are made in the normal course of business and do not place us at any competitive disadvantage.

The primary United States federal statutes affecting our business are summarized below:

- The Resource Conservation and Recovery Act of 1976, as amended, regulates handling, transporting and disposing of hazardous and non-hazardous waste and delegates authority to states to develop programs to ensure the safe disposal of solid waste. In 1991, the EPA issued its final regulations under Subtitle D of RCRA, which set forth minimum federal performance and design criteria for solid waste landfills. These regulations are typically implemented by the states, although states can impose requirements that are more stringent than the Subtitle D standards. We incur costs in complying with these standards in the ordinary course of our operations.
- The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, which is also known as Superfund, provides for federal authority to respond directly to releases or threatened releases of hazardous substances into the environment that have created actual or potential environmental hazards. CERCLA's primary means for addressing such releases is to impose strict liability for cleanup of disposal sites upon current and former site owners and operators, generators of the hazardous substances at the site and transporters who selected the disposal site and transported substances thereto. Liability under CERCLA is not dependent on the intentional disposal of hazardous substances; it can be based upon the release or threatened release, even as a result of lawful, unintentional and non-negligent action, of hazardous substances as the term is defined by CERCLA and other applicable statutes and regulations. Liability may include contribution for cleanup costs incurred by a defendant in a CERCLA civil action or by an entity that has previously resolved its liability to federal or state regulators in an administrative or judicially-approved settlement. Liability under CERCLA could also include obligations to a PRP that voluntarily expends site clean-up costs. Further, liability for damage to publicly-owned natural resources may also be imposed. We are subject to potential liability under CERCLA as an owner or operator of facilities at which hazardous substances have been disposed and as a generator or transporter of hazardous substances disposed of at other locations.
- The Federal Water Pollution Control Act of 1972, known as the Clean Water Act, regulates the discharge of pollutants into streams, rivers, groundwater, or other surface waters from a variety of sources, including solid and hazardous waste disposal sites. If run-off from our operations may be discharged into surface waters, the Clean Water Act requires us to apply for and obtain discharge permits, conduct sampling and monitoring, and, under certain circumstances, reduce the quantity of pollutants in those discharges. In 1990, the EPA issued additional standards for management of storm water runoff that require landfills and other waste-handling facilities to obtain storm water discharge permits. In addition, if a landfill or other facility discharges wastewater through a sewage system to a publicly-owned treatment works, the facility must comply with discharge limits imposed by the treatment works. Also, before the development or expansion of a landfill can alter or affect "wetlands," a permit may have to be obtained providing for mitigation or replacement wetlands. The Clean Water Act provides for civil, criminal and administrative penalties for violations of its provisions.
- The Clean Air Act of 1970, as amended, provides for increased federal, state and local regulation of the emission of air pollutants. Certain of our operations are subject to the requirements of the Clean Air Act, including large municipal solid waste landfills and large municipal waste-to-energy facilities. Standards have also been imposed on manufacturers of transportation vehicles (including waste collection vehicles). In 1996 the EPA issued new source performance standards and emission guidelines controlling landfill gases from new and existing large landfills. In January 2003, the EPA issued Maximum Achievable Control Technology standards for municipal solid waste landfills subject to the new source performance standards. These regulations impose limits on air emissions from large municipal solid waste landfills, subject most of our large municipal solid waste landfills to certain operating permit requirements under Title V of the Clean Air Act and, in many instances, require installation of landfill gas collection and control systems to control emissions or to treat and utilize landfill gas on- or off-site.

  The EPA has issued new source performance standards and emission guidelines for large and small municipal waste-to-energy facilities, which include stringent emission limits for various pollutants based on Maximum Achievable Control Technology standards. These sources are also subject to operating permit requirements under Title V of the Clean Air Act. The Clean Air Act requires the EPA to review and revise the MACT standards applicable to municipal waste-to-energy facilities every five years.

- The Occupational Safety and Health Act of 1970, as amended, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration, and various reporting and record keeping obligations as well as disclosure and procedural requirements. Various standards for notices of hazards, safety in excavation and demolition work and the handling of asbestos, may apply to our operations. The Department of Transportation and OSHA, along with other federal agencies, have jurisdiction over certain aspects of hazardous materials and hazardous waste, including safety, movement and disposal. Various state and local agencies with jurisdiction over disposal of hazardous waste may seek to regulate movement of hazardous materials in areas not otherwise preempted by federal law.

We are also actively monitoring the following recent developments in United States federal statutes affecting our business:

- In 2010, the EPA issued the Prevention of Significant Deterioration, or PSD, and Title V Greenhouse Gas, or GHG, Tailoring Rule which expanded the EPA's federal air permitting authority to include the six GHGs, including methane and carbon dioxide. Air permits for new and modified large municipal solid waste landfills, waste-to-energy facilities and landfill gas-to-energy facilities could be impacted, but the degree of impact is incumbent upon the EPA's final determination on permitting of biogenic GHG emissions (e.g. carbon dioxide) as well as the EPA's or implementing states' determinations on what may constitute "Best Available Control Technology" for new projects exceeding certain thresholds. In addition, recent final and proposed reductions in certain National Ambient Air Quality Standards and related PSD increment/significance thresholds could impact the cost, timeliness and availability of air permits for new and modified large municipal solid waste landfills, waste-to-energy facilities and landfill gas-to-energy facilities. In general, controlling emissions involves drilling collection wells into a landfill and routing the gas to a suitable energy recovery system or combustion device. The landfill gas at 131 of our solid waste landfills is currently being captured and utilized for its renewable energy value. Efforts to curtail the emission of greenhouse gases and to ameliorate the effect of climate change may require our landfills to deploy more stringent emission controls, with resulting capital or operating costs; however, we do not believe that such regulations will have a material adverse impact on our business as a whole. See Item 1A. *Risk Factors* — "The adoption of climate change legislation or regulations restricting emissions of "greenhouse gases" could increase our costs to operate."
- In 2011, the EPA published the Non-Hazardous Secondary Materials, or NHSM, Rule, which provides the standards and procedures for identifying whether NHSM are solid waste under RCRA when used as fuels or ingredients in combustion units. The EPA also published new source performance standards and emission guidelines for commercial and industrial solid waste incineration units, and Maximum Achievable Control Technology Standards for commercial and industrial boilers. The EPA has published clarifications and is currently considering amendments to these rules. In addition, there is litigation surrounding the rules and there is proposed legislation seeking to delay implementation and revise the requirements. Some of the potential regulatory outcomes could have a significant impact on some of our projects in which we are seeking to convert biomass or other secondary materials into products, fuels or energy, as well as some of our landfill gas to energy and biomass to energy projects. It is not possible to quantify the financial impact of these rulemakings, which are being reconsidered at this time. However, we do not believe the rules will have a material adverse impact on our business as a whole.

There are also various state or provincial and local regulations that affect our operations. Each state and province in which we operate has its own laws and regulations governing solid waste disposal, water and air pollution, and, in most cases, releases and cleanup of hazardous substances and liabilities for such matters. States and provinces have also adopted regulations governing the design, operation, maintenance and closure of landfills and transfer stations. Some counties, municipalities and other local governments have adopted similar laws and regulations. Our facilities and operations are likely to be subject to these types of requirements.

In addition, our landfill and waste-to-energy operations are affected by the increasing preference for alternatives to landfill and waste-to-energy disposal. Several state and local governments mandate recycling and waste reduction at the source and prohibit the disposal of certain types of waste, such as yard and food waste, at landfills or waste-to-energy facilities. Legislative and regulatory measures to mandate or encourage waste reduction at the source and waste recycling also have been or are under consideration by the U.S. Congress and the EPA.

Various states have enacted, or are considering enacting, laws that restrict the disposal within the state of solid waste generated outside the state. While laws that overtly discriminate against out-of-state waste have been found to be unconstitutional, some laws that are less overtly discriminatory have been upheld in court. Additionally, several state and local governments have enacted "flow control" regulations, which attempt to require that all waste generated within the state or local jurisdiction be deposited at specific sites. In 1994, the United States Supreme Court ruled that a flow control ordinance that gave preference to a local facility that was privately owned was unconstitutional, but in 2007, the Court ruled that an ordinance directing waste to a facility owned by the local government was constitutional. In addition, from time to time, the United States Congress has considered legislation authorizing states to adopt regulations, restrictions, or taxes on the importation of out-of-state or out-of-jurisdiction waste. The United States Congress' adoption of legislation allowing restrictions on interstate transportation of out-of-state or out-of-jurisdiction waste or certain types of flow control or the adoption of legislation affecting interstate transportation of waste at the state level could adversely affect our operations. Courts' interpretation of flow control legislation or the Supreme Court decisions also could adversely affect our solid and hazardous waste management services.

Many states, provinces and local jurisdictions have enacted "fitness" laws that allow the agencies that have jurisdiction over waste services contracts or permits to deny or revoke these contracts or permits based on the applicant's or permit holder's compliance history. Some states, provinces and local jurisdictions go further and consider the compliance history of the parent, subsidiaries or affiliated companies, in addition to the applicant or permit holder. These laws authorize the agencies to make determinations of an applicant's or permit holder's fitness to be awarded a contract to operate, and to deny or revoke a contract or permit because of unfitness, unless there is a showing that the applicant or permit holder has been rehabilitated through the adoption of various operating policies and procedures put in place to assure future compliance with applicable laws and regulations.

See Note 11 to the Consolidated Financial Statements for disclosures relating to our current assessments of the impact of regulations on our current and future operations.

Item 1A. *Risk Factors.*

In an effort to keep our stockholders and the public informed about our business, we may make "forward-looking statements." Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words, "will," "may," "should," "continue," "anticipate," "believe," "expect," "plan," "forecast," "project," "estimate," "intend" and words of similar nature and generally include statements containing:

- projections about accounting and finances;
- plans and objectives for the future;
- projections or estimates about assumptions relating to our performance; or
- our opinions, views or beliefs about the effects of current or future events, circumstances or performance.

You should view these statements with caution. These statements are not guarantees of future performance, circumstances or events. They are based on facts and circumstances known to us as of the date the statements are made. All aspects of our business are subject to uncertainties, risks and other influences, many of which we do not control. Any of these factors, either alone or taken together, could have a material adverse effect on us and could change whether any forward-looking statement ultimately turns out to be true. Additionally, we assume no obligation to update any forward-looking statement as a result of future events, circumstances or developments. The following discussion should be read together with the Consolidated Financial Statements and the notes thereto. Outlined below are some of the risks that we believe could affect our business and financial statements for 2012 and beyond and that could cause actual results to be materially different from those that may be set forth in forward-looking statements made by the Company.

The waste industry is highly competitive, and if we cannot successfully compete in the marketplace, our business, financial condition and operating results may be materially adversely affected.

We encounter intense competition from governmental, quasi-governmental and private sources in all aspects of our operations. In North America, the industry consists primarily of two national waste management companies, regional companies and local companies of varying sizes and financial resources, including companies that specialize in certain discrete areas of waste management, operators of alternative disposal facilities and companies that seek to use parts of the waste stream as feedstock for renewable energy and other by products. We compete with these companies as well as with counties and municipalities that maintain their own waste collection and disposal operations. These counties and municipalities may have financial competitive advantages because tax revenues are available to them and tax-exempt financing is more readily available to them. Also, such governmental units may attempt to impose flow control or other restrictions that would give them a competitive advantage. In addition, competitors may reduce their prices to expand sales volume or to win competitively-bid contracts, including large national accounts and exclusive franchise arrangements with municipalities. When this happens, we may lose customers and be unable to execute our pricing strategy, resulting in a negative impact to our revenue growth from yield on base business.

If we fail to implement our business strategy, our financial performance and our growth could be materially and adversely affected.

Our future financial performance and success are dependent in large part upon our ability to implement our business strategy successfully. Implementation of our strategy will require effective management of our operational, financial and human resources and will place significant demands on those resources. We have adopted a business strategy built on three key initiatives: know more about our customers and how to service them than anyone else; use conversion and processing technology to extract more value from the materials we manage; and continuously improve our operational efficiency. In the short-term, we intend to pursue these initiatives through efforts to:

- Grow our markets by implementing customer-focused growth, through customer segmentation and through strategic acquisitions, while maintaining our pricing discipline and increasing the amount of recyclable materials we manage each year;
- Grow our customer loyalty;
- Grow into new markets by investing in greener technologies; and
- Pursue initiatives that improve our operations and cost structure.

There are risks involved in pursuing our strategy, including the following:

- Our strategy may result in a significant change to our business, and our employees, customers or investors may not embrace and support our strategy.
- We may not be able to hire or retain the personnel necessary to manage our strategy effectively.
- Customer segmentation is new to our business, and it could result in fragmentation of our efforts, rather than improved customer relationships.
- In efforts to enhance our revenues, we have implemented price increases and environmental fees, and we have continued our fuel surcharge program to offset fuel costs. The loss of volumes as a result of price increases may negatively affect our cash flows or results of operations.
- We may be unsuccessful in implementing improvements to operational efficiency and such efforts may not yield the intended result.
- Our ability to make strategic acquisitions and invest in greener technologies depends on our ability to identify desirable acquisition or investment targets, negotiate advantageous transactions despite competition for such opportunities, fund such acquisitions on favorable terms, and realize the benefits we expect from those transactions.

- Acquisitions, investments and/or new service offerings may not increase our earnings in the timeframe anticipated, or at all, due to difficulties operating in new markets or providing new service offerings, failure to operate within budget, integration issues, or regulatory issues, among others.
- Integration of acquisitions, investments and/or new services offerings could increase our exposure to the risk of inadvertent noncompliance with applicable laws and regulations.
- Execution of our strategy may cause us to incur substantial research and development costs and/or additional indebtedness, which may divert capital away from our traditional business operations.
- We continue to seek to divest underperforming and non-strategic assets if we cannot improve their profitability. We may not be able to successfully negotiate the divestiture of underperforming and non-strategic operations, which could result in asset impairments or the continued operation of low-margin businesses.

In addition to the risks set forth above, implementation of our business strategy could also be affected by a number of factors beyond our control, such as increased competition, legal developments, government regulation, general economic conditions, increased operating costs or expenses and changes in industry trends. Further, we may decide to alter or discontinue certain aspects of our business strategy at any time. If we are not able to implement our business strategy successfully, our long-term growth and profitability may be adversely affected. Even if we are able to implement some or all of the initiatives of our business plan successfully, our operating results may not improve to the extent we anticipate, or at all.

The waste industry is subject to extensive government regulation; existing or future regulations and/or enforcement actions may restrict our operations, increase our costs of operations or require us to make additional capital expenditures.

Stringent government regulations at the federal, state, provincial, and local level in the United States and Canada have a substantial impact on our business, and compliance with such regulations is costly. A large number of complex laws, rules, orders and interpretations govern environmental protection, health, safety, land use, zoning, transportation and related matters. In recent years, we have perceived an increase in both the amount of government regulation and the number of enforcement actions being brought by regulatory entities against operations, in the waste services industry. We expect this heightened governmental focus on regulation and enforcement to continue. Among other things, governmental regulations and enforcement actions may restrict our operations and adversely affect our financial condition, results of operations and cash flows by imposing conditions such as:

- limitations on siting and constructing new waste disposal, transfer or processing facilities or on expanding existing facilities;
- limitations, regulations or levies on collection and disposal prices, rates and volumes;
- limitations or bans on disposal or transportation of out-of-state waste or certain categories of waste; or
- mandates regarding the disposal of solid waste, including requirements to recycle rather than landfill certain waste streams.

Regulations affecting the siting, design and closure of landfills could require us to undertake investigatory or remedial activities, curtail operations or close landfills temporarily or permanently. Future changes in these regulations may require us to modify, supplement or replace equipment or facilities. The costs of complying with these regulations could be substantial.

In order to develop, expand or operate a landfill or other waste management facility, we must have various facility permits and other governmental approvals, including those relating to zoning, environmental protection and land use. The permits and approvals are often difficult, time consuming and costly to obtain and could contain conditions that limit our operations.

We also have significant financial obligations relating to final capping, closure, post-closure and environmental remediation at our existing landfills. We establish accruals for these estimated costs, but we could underestimate such accruals. Environmental regulatory changes could accelerate or increase capping, closure, post-closure and remediation costs, requiring our expenditures to materially exceed our current accruals.

Various states have enacted, or are considering enacting, laws that restrict the disposal within the state of solid waste generated outside the state. Additionally, several state and local governments have enacted "flow control" regulations, which attempt to require that all waste generated within the state or local jurisdiction be deposited at specific sites. The United States Congress' adoption of legislation allowing restrictions on interstate transportation of out-of-state or out-of-jurisdiction waste or certain types of flow control or the adoption of legislation affecting interstate transportation of waste at the state level could adversely affect our operations. Courts' interpretation of flow control legislation or the Supreme Court decisions also could adversely affect our solid and hazardous waste management services.

Our revenues will fluctuate based on changes in commodity prices.

Our recycling operations process for sale certain recyclable materials, including fibers, aluminum and glass, all of which are subject to significant market price fluctuations. The majority of the recyclables that we process for sale are paper fibers, including old corrugated cardboard and old newsprint. The fluctuations in the market prices or demand for these commodities, particularly demand from Chinese paper mills, can affect our operating income and cash flows negatively, as we experienced in 2009, or positively, as we experienced in 2010 and 2011. As we have increased the size of our recycling operations, we have also increased our exposure to commodity price fluctuations. The decline in market prices in 2009 for commodities resulted in a year-over-year decrease in revenue of $447 million compared with 2008. Increases in the prices of recycling commodities resulted in year-over-year increases in revenue of $423 million and $216 million in 2010 and 2011, respectively. Market prices for recyclable commodities have increased significantly from the near-historic lows experienced in late 2008 and early 2009. Overall commodity prices have increased year-over-year approximately 57% and 18% in 2010 and 2011, respectively. Despite the recent positive trend in commodity prices, these prices may fluctuate substantially and without notice in the future. Additionally, our recycling operations offer rebates to suppliers. Therefore, even if we experience higher revenues based on increased market prices for commodities, the rebates we pay will also increase. In other circumstances, the rebates may be subject to a floor, such that as market prices decrease, any expected profit margins on materials subject to the rebate floor are eliminated.

There are also significant price fluctuations in the price of methane gas, electricity and other energy-related products that are marketed and sold by our landfill gas recovery, waste-to-energy and independent power production plant operations that can significantly impact our revenue from yield provided by such businesses. In most of the markets in which we operate, electricity prices correlate with natural gas prices. During the years ended December 31, 2011, 2010 and 2009, approximately 54%, 47% and 46%, respectively, of the electricity revenue at our waste-to-energy facilities was subject to current market rates. Our waste-to-energy facilities' exposure to market price volatility will continue to increase as additional long-term contracts expire. We cannot assure you that we will be able to enter into renewal contracts on comparable or favorable terms, or at all. To mitigate a portion of the variability in our revenues and cash flows caused by fluctuations in the market prices for electricity, we use "receive fixed, pay variable" electricity swaps. These swaps are generally short-term in nature. Additionally, revenues from our independent power production plants can be affected by price fluctuations. If we are unable to successfully negotiate long-term contracts, or if market prices are at lower levels for sustained periods, our revenues could be adversely affected.

Increasing customer preference for alternatives to landfill disposal and waste-to-energy facilities could reduce our ability to operate at full capacity and cause our revenues and operating results to decline.

Our customers are increasingly diverting waste to alternatives to landfill and waste-to-energy disposal, such as recycling and composting, while also working to reduce the amount of waste they generate. In addition, several state and local governments mandate recycling and waste reduction at the source and prohibit the disposal of certain types of waste, such as yard and food waste, at landfills or waste-to-energy facilities. Where such organic waste is not banned from the landfill or waste-to-energy facility, large customers such as grocery stores and restaurants are choosing to divert their organic waste from landfills. Zero-waste goals (sending no waste to the landfill) have been set by many of North America's largest companies. Although such mandates and initiatives help to protect our environment, these developments reduce the volume of waste going to landfills and waste-to-energy facilities in certain areas, which may affect our ability to operate our landfills and waste-to-energy facilities at full capacity, as well as affecting the prices that we can charge for landfill disposal and waste-to-energy services. Our landfills and our waste-to-energy facilities currently provide and have historically provided our highest operating margins. If we are not successful in expanding our service offerings and growing lines of businesses to service waste streams that do not go to landfills or waste-to-energy facilities and to provide services for customers that wish to reduce waste entirely, then our revenues and operating results will decline. Additionally, despite the development of new service offerings and lines of business, it is reasonably possible that our revenues and our operating margins could be negatively affected due to disposal alternatives.

Developments in technology could trigger a fundamental change in the waste management industry, as waste streams are increasingly viewed as a resource, which may adversely impact volumes at our landfills and waste-to-energy facilities and our profitability.

Our company and others have recognized the value of the traditional waste stream as a potential resource. Research and development activities are on-going to provide disposal alternatives that maximize the value of waste, including using waste as a source for renewable energy and other valuable by-products. We and many other companies are investing in these technologies. It is possible that such investments and technological advancements may reduce the cost of waste disposal or power production to a level below our costs and may reduce the demand for landfill space and waste-to-energy facilities. As a result, our revenues and operating margins could be adversely affected due to advancements in disposal alternatives.

If we are not able to develop new service offerings and protect intellectual property, or if a competitor develops or obtains exclusive rights to a breakthrough technology, our financial results may suffer.

Our existing and proposed service offerings to customers may require that we invest in, develop or license, and protect, new technologies. Research and development of new technologies often requires significant spending that may divert capital investment away from our traditional business operations. We may experience difficulties or delays in the research, development, production and/or marketing of new products and services which may negatively impact our operating results and prevent us from recouping or realizing a return on the investments required to bring new products and services to market. Further, protecting our intellectual property rights and combating unlicensed copying and use of intellectual property is difficult, and any inability to obtain or protect new technologies could impact our services to customers and development of new revenue sources. Our Company and others are increasingly focusing on new technologies that provide alternatives to traditional disposal and maximize the resource value of waste. If a competitor develops or obtains exclusive rights to a "breakthrough technology" that provides a revolutionary change in traditional waste management, or if we have inferior intellectual property to our competitors, our financial results may suffer.

Our business depends on our reputation and the value of our brand.

We believe we have developed a reputation for high-quality service, reliability and social and environmental responsibility, and we believe our brand symbolizes these attributes. The Waste Management brand name, trademarks and logos and our reputation are powerful sales and marketing tools, and we devote significant resources to promoting and protecting them. Adverse publicity, whether or not justified, relating to activities by our operations, employees or agents could tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity could reduce demand for our services. This reduction in demand, together with the dedication of time and expense necessary to defend our reputation, could have an adverse effect on our financial condition, liquidity and results of operations, as well as require additional resources to rebuild our reputation and restore the value of our brand.

Our operations are subject to environmental, health and safety laws and regulations, as well as contractual obligations that may result in significant liabilities.

There is risk of incurring significant environmental liabilities in the use, treatment, storage, transfer and disposal of waste materials. Under applicable environmental laws and regulations, we could be liable if our operations cause environmental damage to our properties or to the property of other landowners, particularly as a result of the contamination of air, drinking water or soil. Under current law, we could also be held liable for damage caused by conditions that existed before we acquired the assets or operations involved. This risk is of particular concern as we execute our growth strategy, partially though acquisitions, because we may be unsuccessful in identifying and assessing potential liabilities during our due diligence investigations. Further, the counterparties in such transactions may be unable to perform their indemnification obligations owed to us. Additionally, we could be liable if we arrange for the transportation, disposal or treatment of hazardous substances that cause environmental contamination, or if a predecessor owner made such arrangements and, under applicable law, we are treated as a successor to the prior owner. Any substantial liability for environmental damage could have a material adverse effect on our financial condition, results of operations and cash flows.

In the ordinary course of our business, we have in the past, we are currently, and we may in the future, become involved in legal and administrative proceedings relating to land use and environmental laws and regulations. These include proceedings in which:

- agencies of federal, state, local or foreign governments seek to impose liability on us under applicable statutes, sometimes involving civil or criminal penalties for violations, or to revoke or deny renewal of a permit we need; and
- local communities, citizen groups, landowners or governmental agencies oppose the issuance of a permit or approval we need, allege violations of the permits under which we operate or laws or regulations to which we are subject, or seek to impose liability on us for environmental damage.

We generally seek to work with the authorities or other persons involved in these proceedings to resolve any issues raised. If we are not successful, the adverse outcome of one or more of these proceedings could result in, among other things, material increases in our costs or liabilities as well as material charges for asset impairments.

Further, we often enter into contractual arrangements with landowners imposing obligations on us to meet certain regulatory or contractual conditions upon site closure or upon termination of the agreements. Compliance with these arrangements is inherently subject to subjective determinations and may result in disputes, including litigation. Costs to remediate or restore the condition of closed sites may be significant.

General economic conditions can directly and adversely affect our revenues and our operating margins.

Our business is directly affected by changes in national and general economic factors that are outside of our control, including consumer confidence, interest rates and access to capital markets. A weak economy generally results in decreased consumer spending and decreases in volumes of waste generated, which decreases our revenues. In addition, we have a relatively high fixed-cost structure, which is difficult to quickly adjust to match shifting volume levels. Consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers and our ability to implement our pricing strategy. Economic conditions may also limit our ability to implement our pricing strategy. For example, many of our contracts have price adjustment provisions that are tied to an index such as the Consumer Price Index, and our costs may increase in excess of the increase, if any, in the Consumer Price Index.

Some of our customers, including governmental entities, have suffered financial difficulties affecting their credit risk, which could negatively impact our operating results.

We provide service to a number of governmental entities and municipalities, some of which have suffered significant financial difficulties due to the downturn in the U.S. economy and reduced tax revenue. Some of these entities could be unable to pay amounts owed to us or renew contracts with us at previous or increased rates.

Many non-governmental customers have also suffered serious financial difficulties, including bankruptcy in some cases. Purchasers of our recyclable commodities can be particularly vulnerable to financial difficulties in times of commodity price volatility. The inability of our customers to pay us in a timely manner or to pay increased rates, particularly large national accounts, could negatively affect our operating results.

In addition, the financial difficulties of municipalities could result in a decline in investors' demand for municipal bonds and a correlating increase in interest rates. As of December 31, 2011, we had $611 million of tax-exempt bonds that are subject to re-pricing on either a daily or a weekly basis through a remarketing process and $305 million of tax-exempt bonds with term interest rate periods that are subject to re-pricing within the next twelve months. If the weakness in the municipal debt market results in re-pricing of our tax-exempt bonds at significantly higher interest rates, we will incur increased interest expenses that may negatively affect our operating results and cash flows.

We may be unable to obtain or maintain required permits or to expand existing permitted capacity of our landfills, which could decrease our revenue and increase our costs.

Our ability to meet our financial and operating objectives depends in part on our ability to obtain and maintain the permits necessary to operate landfill sites. Permits to build, operate and expand solid waste management facilities, including landfills and transfer stations, have become more difficult and expensive to obtain and maintain. Permits often take years to obtain as a result of numerous hearings and compliance requirements with regard to zoning, environmental and other regulations. These permits are also often subject to resistance from citizen or other groups and other political pressures. Local communities and citizen groups, adjacent landowners or governmental agencies may oppose the issuance of a permit or approval we may need, allege violations of the permits under which we currently operate or laws or regulations to which we are subject, or seek to impose liability on us for environmental damage. Responding to these challenges has, at times, increased our costs and extended the time associated with establishing new facilities and expanding existing facilities. In addition, failure to receive regulatory and zoning approval may prohibit us from establishing new facilities or expanding existing facilities. Our failure to obtain the required permits to operate our landfills could have a material adverse impact on our consolidated financial condition, results of operations and cash flows.

Significant shortages in fuel supply or increases in fuel prices will increase our operating expenses.

The price and supply of fuel can fluctuate significantly based on international, political and economic circumstances, as well as other factors outside our control, such as actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, regional production patterns, weather conditions and environmental concerns. We have seen average quarterly fuel prices increase by as much as 33% on a year-over-year basis and decrease by as much as 47% on a year-over-year basis within the last three years. We need fuel to run our collection and transfer trucks and our equipment used in our landfill operations. Supply shortages could substantially increase our operating expenses. Additionally, as fuel prices increase, our direct operating expenses increase and many of our vendors raise their prices as a means to offset their own rising costs. We have in place a fuel surcharge program, designed to offset increased fuel expenses; however, we may not be able to pass through all of our increased costs and some customers' contracts prohibit any pass-through of the increased costs. Additionally, we are currently party to a pending litigation that pertains to our fuel and environmental charge and generally alleges that such charges were not properly disclosed, were unfair, and were contrary to contract. See Note 11 of the Consolidated Financial Statements for more information. Regardless of any offsetting surcharge programs, the increased operating costs will decrease our operating margins.

We are increasingly dependent on technology in our operations and if our technology fails, our business could be adversely affected.

We may experience problems with the operation of our current information technology systems or the technology systems of third parties on which we rely, as well as the development and deployment of new information technology systems, that could adversely affect, or even temporarily disrupt, all or a portion of our operations until resolved. Inabilities and delays in implementing new systems can also affect our ability to realize projected or expected cost savings. Additionally, any systems failures could impede our ability to timely collect and report financial results in accordance with applicable laws and regulations.

A cybersecurity incident could negatively impact our business and our relationships with customers.

We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our employees and our customers. Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including customers' personal information, private information about employees, and financial and strategic information about the Company and its business partners. We also rely on a Payment Card Industry compliant third party to protect our customers' credit card information. Further, as the Company pursues its strategy to grow through acquisitions and to pursue new initiatives that improve our operations and cost structure, the Company is also expanding and improving its information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. If we fail to assess and identify cybersecurity risks associated with acquisitions and new initiatives, we may become increasingly vulnerable to such risks. Additionally, while we have implemented measures to prevent security breaches and cyber incidents, our preventative measures and incident response efforts may not be entirely effective. The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability and competitive disadvantage.

Our operating expenses could increase as a result of labor unions organizing or changes in regulations related to labor unions.

Labor unions continually attempt to organize our employees, and these efforts will likely continue in the future. Certain groups of our employees are currently represented by unions, and we have negotiated collective bargaining agreements with these unions. Additional groups of employees may seek union representation in the future, and, if successful, the negotiation of collective bargaining agreements could divert management attention and result in increased operating expenses and lower net income. If we are unable to negotiate acceptable collective bargaining agreements, our operating expenses could increase significantly as a result of work stoppages, including strikes. Any of these matters could adversely affect our financial condition, results of operations and cash flows.

We could face significant liabilities for withdrawal from multiemployer pension plans.

We have participated in and contributed to various "multiemployer" pension plans administered by employer and union trustees. In renegotiation of collective bargaining agreements with labor unions that participate in these plans, we may decide to discontinue participation in various plans. When we withdraw from plans, we can incur withdrawal liabilities for those plans that have underfunded pension liabilities. Various factors affect our liabilities for a plan's underfunded status, including the numbers of retirees and active workers in the plan, the ongoing solvency of participating employers, the investment returns obtained on plan assets, and the ratio of our historical participation in such plan to all employers' historical participation. We reflect any withdrawal liability as an operating expense in our statement of operations and as a liability on our balance sheet.

We have previously withdrawn several employee bargaining units from underfunded multiemployer pension plans, and we recognized related expenses of $26 million in 2010 and $9 million in 2009. We are still negotiating and litigating final resolutions of our withdrawal liability for these previous withdrawals, which could be materially higher than the charges we have recognized.

Our business is subject to operational and safety risks, including the risk of personal injury to employees and others.

Provision of environmental and waste management services involves risks such as truck accidents, equipment defects, malfunctions and failures, and natural disasters, which could potentially result in releases of hazardous materials, injury or death of employees and others, or a need to shut down or reduce operation of our facilities while remedial actions are undertaken. These risks expose us to potential liability for pollution and other environmental damages, personal injury, loss of life, business interruption, and property damage or destruction.

While we seek to minimize our exposure to such risks through comprehensive training and compliance programs, as well as vehicle and equipment maintenance programs, if we were to incur substantial liabilities in excess of any applicable insurance, our business, results of operations and financial condition could be adversely affected.

We have substantial financial assurance and insurance requirements, and increases in the costs of obtaining adequate financial assurance, or the inadequacy of our insurance coverages, could negatively impact our liquidity and increase our liabilities.

The amount of insurance we are required to maintain for environmental liability is governed by statutory requirements. We believe that the cost for such insurance is high relative to the coverage it would provide and, therefore, our coverages are generally maintained at the minimum statutorily-required levels. We face the risk of incurring additional costs for environmental damage if our insurance coverage is ultimately inadequate to cover those damages. We also carry a broad range of other insurance coverages that are customary for a company our size. We use these programs to mitigate risk of loss, thereby enabling us to manage our self-insurance exposure associated with claims. The inability of our insurers to meet their commitments in a timely manner and the effect of significant claims or litigation against insurance companies may subject us to additional risks. To the extent our insurers were unable to meet their obligations, or our own obligations for claims were more than we estimated, there could be a material adverse effect to our financial results.

In addition, to fulfill our financial assurance obligations with respect to variable-rate tax-exempt debt, final capping, closure, post-closure and environmental remediation obligations, we generally obtain letters of credit or surety bonds, rely on insurance, including captive insurance, fund trust and escrow accounts or rely upon WM financial guarantees. We currently have in place all financial assurance instruments necessary for our operations. General economic factors may adversely affect the cost of our current financial assurance instruments and changes in regulations may impose stricter requirements on the types of financial assurance that will be accepted. Additionally, in the event we are unable to obtain sufficient surety bonding, letters of credit or third-party insurance coverage at reasonable cost, or one or more states cease to view captive insurance as adequate coverage, we would need to rely on other forms of financial assurance. It is possible that we could be forced to deposit cash to collateralize our obligations. Other forms of financial assurance could be more expensive to obtain, and any requirements to use cash to support our obligations would negatively impact our liquidity and capital resources and could affect our ability to meet our obligations as they become due.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets.

In accordance with generally accepted accounting principles, we capitalize certain expenditures and advances relating to disposal site development, expansion projects, acquisitions, software development costs and other projects. Events that could, in some circumstances, lead to an impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine a development or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise. We also carry a significant amount of goodwill on our Consolidated Balance Sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events. We may be required to incur charges against earnings if we determine that events such as those described cause impairments. Any such charges could have a material adverse effect on our results of operations.

Our capital requirements and our business strategy could increase our expenses or cause us to change our growth and development plans, or fail to maintain our desired credit profile.

Recent economic conditions have reduced our cash flows from operations and could do so in the future. If impacts on our cash flows from operations are significant, we may reduce or suspend capital expenditures, growth and acquisition activity, implementation of our business strategy, dividend declarations or share repurchases. We may choose to incur indebtedness to pay for these activities, and there can be no assurances that we would be able to incur indebtedness on terms we deem acceptable or that we would maintain our targeted balance of debt to equity. We also may need to incur indebtedness to refinance scheduled debt maturities, and it is possible that the cost of financing could increase significantly, thereby increasing our expenses and decreasing our net income. Further, our ability to execute our financial strategy and our ability to incur indebtedness depends on our ability to maintain investment grade ratings on our senior debt. The credit rating process is contingent upon our credit profile, as well as a number of other factors, many of which are beyond our control. If we were unable to maintain our investment grade credit ratings in the future, our interest expense would increase and our ability to obtain financing on favorable terms could be adversely affected.

Additionally, we have $2.2 billion of debt as of December 31, 2011 that is exposed to changes in market interest rates within the next twelve months because of the combined impact of our tax-exempt bonds, our interest rate swap agreements and borrowings outstanding under our Canadian Credit Facility. Therefore, increases in interest rates can increase our interest expenses which also would lower our net income and decrease our cash flow.

We may use our five-year, $2.0 billion revolving credit facility to meet our cash needs, to the extent available. As of December 31, 2011, we had $150 million of borrowings and $1,012 million of letters of credit issued and supported by the facility, leaving an unused and available credit capacity of $838 million. In the event of a default under our credit facility, we could be required to immediately repay all outstanding borrowings and make cash deposits as collateral for all obligations the facility supports, which we may not be able to do. Additionally, any such default could cause a default under many of our other credit agreements and debt instruments. Without waivers from lenders party to those agreements, any such default would have a material adverse effect on our ability to continue to operate.

The adoption of climate change legislation or regulations restricting emissions of "greenhouse gases" could increase our costs to operate.

Efforts to curtail the emission of GHGs, to ameliorate the effect of climate change, continue to advance on the federal, regional, and state level. Our landfill operations emit methane, identified as a GHG. In the 111th Congress, the U.S. House of Representatives passed a bill that would regulate GHGs comprehensively. While the centerpiece of that bill would be a GHG emission allowance cap-and-trade system, neither landfills nor qualifying waste-to-energy plants would be compelled to hold allowances for their GHG emissions. Rather, they would be subject to certain further emission controls to be determined through administrative rule-making. Should comprehensive federal climate change legislation be enacted, we expect it to impose costs on our operations, the materiality of which we cannot predict.

Absent comprehensive federal legislation to control GHG emissions, the EPA is moving ahead administratively under its existing Clean Air Act authority. In 2010, the EPA published a Prevention of Significant Deterioration ("PSD") and Title V Greenhouse Gas Tailoring Rule ("PSD tailoring rule"). The rule sets new thresholds for GHG emissions that define when Clean Air Act permits are required under the PSD and Title V programs. The EPA's legal authority to "tailor" statutory thresholds in this rule has been challenged, and the EPA has delayed regulation of certain emissions pending further regulatory analysis. We cannot predict the final requirements of stationary source rules that might apply to landfills and waste-to-energy facilities as a result of this rulemaking and, accordingly, further developments in this area could have a material effect on our results of operations or cash flows.

The seasonal nature of our business and "one-time" special projects cause our results to fluctuate, and prior performance is not necessarily indicative of our future results.

Our operating revenues tend to be somewhat higher in summer months, primarily due to the higher volume of construction and demolition waste. The volumes of industrial and residential waste in certain regions where we operate also tend to increase during the summer months. Our second and third quarter revenues and results of operations typically reflect these seasonal trends. Additionally, certain destructive weather conditions that tend to occur during the second half of the year, such as the hurricanes that most often impact our Southern Group, can actually increase our revenues in the areas affected. While weather-related and other "one-time" occurrences can boost revenues through additional work, as a result of significant start-up costs and other factors, such revenue sometimes generates earnings at comparatively lower margins. During 2010, our financial results included revenue generated as a result of clean-up efforts in connection with the oil spill along the Gulf Coast and the substantial flooding in Tennessee; however, these special projects have a limited time span.

Certain weather conditions, including severe weather storms, may result in the temporary suspension of our operations, which can significantly affect the operating results of the affected regions. The operating results of our first quarter also often reflect higher repair and maintenance expenses because we rely on the slower winter months, when waste flows are generally lower, to perform scheduled maintenance at our waste-to-energy facilities.

For these and other reasons, operating results in any interim period are not necessarily indicative of operating results for an entire year, and operating results for any historical period are not necessarily indicative of operating results for a future period. Our stock price may be negatively impacted by interim variations in our results.

We could be subject to significant fines and penalties, and our reputation could be adversely affected, if our businesses, or third parties with whom we have a relationship, were to fail to comply with United States or foreign laws or regulations.

Some of our projects and new business may be conducted in countries where corruption has historically been prevalent. It is our policy to comply with all applicable anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, and with applicable local laws of the foreign countries in which we operate, and we monitor our local partners' compliance with such laws as well. Our reputation may be adversely affected if we were reported to be associated with corrupt practices or if we or our local partners failed to comply with such laws. Such damage to our reputation could adversely affect our ability to grow our business. Additionally, violations of such laws could subject us to significant fines and penalties.

Currently pending or future litigation or governmental proceedings could result in material adverse consequences, including judgments or settlements.

We are involved in civil litigation in the ordinary course of our business and from time-to-time are involved in governmental proceedings relating to the conduct of our business. The timing of the final resolutions to these types of matters is often uncertain. Additionally, the possible outcomes or resolutions to these matters could include adverse judgments or settlements, either of which could require substantial payments, adversely affecting our liquidity.

We may experience adverse impacts on our reported results of operations as a result of adopting new accounting standards or interpretations.

Our implementation of and compliance with changes in accounting rules, including new accounting rules and interpretations, could adversely affect our reported financial position or operating results or cause unanticipated fluctuations in our reported operating results in future periods.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties.***

Our principal executive offices are in Houston, Texas, where we lease approximately 480,000 square feet under leases expiring in 2020. Our Group offices are in Pennsylvania, Illinois, Georgia, Arizona and New Hampshire. We also have field-based administrative offices in Arizona, Illinois, Texas and Connecticut. We own or lease real property in most locations where we have operations. We have operations in each of the fifty states, other than Montana. We also have operations in the District of Columbia, Puerto Rico and throughout Canada.

Our principal property and equipment consists of land (primarily landfills and other disposal facilities, transfer stations and bases for collection operations), buildings, vehicles and equipment. We believe that our vehicles, equipment, and operating properties are adequately maintained and sufficient for our current operations. However, we expect to continue to make investments in additional equipment and property for expansion, for replacement of assets, and in connection with our strategic growth plans. For more information, see *Management's Discussion and Analysis of Financial Condition and Results of Operations* included within this report.

The following table summarizes our various operations at December 31 for the periods noted:

	2011	2010
Landfills:		
Owned	211	210
Operated through lease agreements	25	26
Operated through contractual agreements	35	35
	271	271
Transfer stations	287	286
Material recovery facilities	107	98
Secondary processing facilities	13	12
Waste-to-energy facilities	17	17
Independent power production plants	5	5

The following table provides certain information by Group regarding the 236 landfills owned or operated through lease agreements and a count, by Group, of landfills operated through contractual agreements, transfer stations and material recovery facilities as of December 31, 2011:

	Landfills Owned or Operated Through Lease Agreements				Landfills Operating Through Contractual Agreements	Transfer Stations	Material Recovery Facilities
	Landfills	Total Acreage(a)	Permitted Acreage(b)	Expansion Acreage(c)			
Eastern	37	28,509	6,047	345	9	57	27
Midwest	74	33,829	9,692	1,102	9	98	23
Southern	80	39,622	13,078	136	10	72	20
Western	41	41,870	8,531	725	7	57	37
Wheelabrator	4	781	341	—	—	3	—
	236	144,611	37,689	2,308	35	287	107

(a) "Total acreage" includes permitted acreage, expansion acreage, other acreage available for future disposal that has not been permitted, buffer land and other land owned or leased by our landfill operations.

(b) "Permitted acreage" consists of all acreage at the landfill encompassed by an active permit to dispose of waste.

(c) "Expansion acreage" consists of unpermitted acreage where the related expansion efforts meet our criteria to be included as expansion airspace. A discussion of the related criteria is included within the *Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates and Assumptions* section included herein.

Item 3. *Legal Proceedings.*

Information regarding our legal proceedings can be found under the *Litigation* section of Note 11 in the Consolidated Financial Statements included in this report.

Item 4. *Mine Safety Disclosures.*

Information concerning mine safety and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95 to this annual report.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "WM." The following table sets forth the range of the high and low per-share sales prices for our common stock as reported on the NYSE:

	High	Low
2010		
First Quarter	$35.00	$31.29
Second Quarter	35.98	31.18
Third Quarter	36.24	31.22
Fourth Quarter	37.25	34.09
2011		
First Quarter	$38.58	$35.86
Second Quarter	39.69	36.22
Third Quarter	38.06	27.76
Fourth Quarter	35.52	29.77
2012		
First Quarter (through February 10, 2012)	$35.53	$32.11

On February 10, 2012, the closing sale price as reported on the NYSE was $35.21 per share. The number of holders of record of our common stock on February 10, 2012 was 13,682.

The graph below shows the relative investment performance of Waste Management, Inc. common stock, the Dow Jones Waste & Disposal Services Index and the S&P 500 Index for the last five years, assuming reinvestment of dividends at date of payment into the common stock. The graph is presented pursuant to SEC rules and is not meant to be an indication of our future performance.

Comparison of Cumulative Five Year Total Return


$150
$100
$50
$0
2006
2007
2008
2009
2010
2011
Waste Management, Inc.
S&P 500 Index
Dow Jones Waste & Disposal Services

	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
Waste Management, Inc.	$100	$ 91.23	$95.55	$101.48	$114.80	$105.89
S&P 500 Index	$100	$105.49	$66.46	$ 84.05	$ 96.71	$ 98.76
Dow Jones Waste & Disposal Services Index	$100	$104.57	$98.21	$111.79	$132.79	$133.03

Our quarterly dividends have been declared by our Board of Directors and paid in accordance with our capital allocation programs. Cash dividends declared and paid were $569 million in 2009, or $1.16 per common share, $604 million in 2010, or $1.26 per common share and $637 million in 2011, or $1.36 per common share.

In 2011, we repurchased $575 million of our common stock, pursuant to our capital allocation program. The following table summarizes common stock repurchases made during the fourth quarter of 2011:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share(a)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Maximum Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs(b)
October 1 — 31	913,700	$32.30	913,700	$—
November 1 — 30	—	$ —	—	$—
December 1 — 31	—	$ —	—	$—
Total	913,700	$32.30	913,700	$—

(a) This amount represents the weighted average price paid per share and includes a per-share commission paid for all repurchases.

(b) The approximate maximum dollar value of shares that may yet be purchased under the program is shown as zero because our capital allocation program, by its own terms, provided for up to $575 million in share repurchases in 2011, and these repurchases were completed in October 2011.

In December 2011, we announced that our Board of Directors expects to increase the per share quarterly dividend from $0.34 to $0.355 for dividends declared in 2012. However, all future dividend declarations are at the discretion of the Board of Directors, and depend on various factors, including our net earnings, financial condition, cash required for future business plans and other factors the Board of Directions may deem relevant. Additionally, the Board of Directors approved up to $500 million in share repurchases for 2012. However, future share repurchases will be made at the discretion of management, and will depend on factors similar to those considered by the Board of Directors in making dividend declarations.

Item 6. *Selected Financial Data.*

The information below was derived from the audited Consolidated Financial Statements included in this report and in previous annual reports we filed with the SEC. This information should be read together with those Consolidated Financial Statements and the notes thereto. The adoption of new accounting pronouncements, changes in certain accounting policies and certain reclassifications impact the comparability of the financial information presented below. These historical results are not necessarily indicative of the results to be expected in the future.

	Years Ended December 31,				
	2011(a)	2010(a)	2009(a)	2008	2007
	(In millions, except per share amounts)				
Statement of Operations Data:					
Operating revenues	$13,378	$12,515	$11,791	$13,388	$13,310
Costs and expenses:					
Operating	8,541	7,824	7,241	8,466	8,402
Selling, general and administrative	1,551	1,461	1,364	1,477	1,432
Depreciation and amortization	1,229	1,194	1,166	1,238	1,259
Restructuring	19	(2)	50	2	10
(Income) expense from divestitures, asset impairments and unusual items	10	(78)	83	(29)	(47)
	11,350	10,399	9,904	11,154	11,056
Income from operations	2,028	2,116	1,887	2,234	2,254
Other expense, net	(508)	(485)	(414)	(437)	(505)
Income before income taxes	1,520	1,631	1,473	1,797	1,749
Provision for income taxes	511	629	413	669	540
Consolidated net income	1,009	1,002	1,060	1,128	1,209
Less: Net income attributable to noncontrolling interests	48	49	66	41	46
Net income attributable to Waste Management, Inc.	$ 961	$ 953	$ 994	$ 1,087	$ 1,163
Basic earnings per common share	$ 2.05	$ 1.98	$ 2.02	$ 2.21	$ 2.25
Diluted earnings per common share	$ 2.04	$ 1.98	$ 2.01	$ 2.19	$ 2.23
Cash dividends declared per common share	$ 1.36	$ 1.26	$ 1.16	$ 1.08	$ 0.96
Balance Sheet Data (at end of period):					
Working capital (deficit)	$ (689)	$ (3)	$ 109	$ (701)	$ (118)
Goodwill and other intangible assets, net	6,672	6,021	5,870	5,620	5,530
Total assets	22,569	21,476	21,154	20,227	20,175
Debt, including current portion	9,756	8,907	8,873	8,326	8,337
Total Waste Management, Inc. stockholders' equity	6,070	6,260	6,285	5,902	5,792
Total equity	6,390	6,591	6,591	6,185	6,102

(a) For more information regarding these financial data, see the *Management's Discussion and Analysis of Financial Condition and Results of Operations* section included in this report. For disclosures associated with the impact of the adoption of new accounting pronouncements and changes in our accounting policies on the comparability of this information, see Note 2 of the Consolidated Financial Statements.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

This section includes a discussion of our results of operations for the three years ended December 31, 2011. This discussion may contain forward-looking statements that anticipate results based on management's plans that are subject to uncertainty. We discuss in more detail various factors that could cause actual results to differ from expectations in Item 1A, *Risk Factors*. The following discussion should be read in light of that disclosure and together with the Consolidated Financial Statements and the notes to the Consolidated Financial Statements.

Overview

Our Company is dedicated to three transformational goals that we believe will drive continued growth and leadership in a dynamic industry: know more about our customers and how to service them than anyone else; use conversion and processing technology to extract more value from the materials we manage; and continuously improve our operational efficiency. Our strategy supports diversion from landfills and converting waste into valuable products as customers seek more economically and environmentally sound alternatives. We intend to pursue achievement of our long-term goals in the short-term through efforts to:

- Grow our markets by implementing customer-focused growth, through customer segmentation and through strategic acquisitions, while maintaining our pricing discipline and increasing the amount of recyclable materials we manage each year;
- Grow our customer loyalty;
- Grow into new markets by investing in greener technologies; and
- Pursue initiatives that improve our operations and cost structure.

These efforts will be supported by ongoing improvements in information technologies. We believe that execution of our strategy will provide long-term value to our stockholders.

Our 2011 results of operations reflect the impact of improved recyclable commodity prices and recycling volumes, our discipline in pricing and our continued investment in our strategic initiatives, including our July 28, 2011 acquisition of the primary operations of Oakleaf Global Holdings ("Oakleaf"). Highlights of our financial results for 2011 include:

- Revenues of $13.4 billion compared with $12.5 billion in 2010, an increase of $863 million, or 6.9%. This increase in revenues is primarily attributable to:
  - Internal revenue growth from yield on our collection and disposal business of 1.8% in the current period, which increased revenue by $193 million;
  - Increases from recyclable commodity prices of $216 million; increases primarily from our fuel surcharge program of $169 million; and increases from foreign currency translation of $31 million; and
  - Increases associated with acquired businesses of $449 million, of which $251 million was related to Oakleaf;
- Internal revenue growth from volume was negative 1.5% in 2011, compared with negative 2.6% in 2010. The year-over-year decline in internal revenue growth due to volume was $187 million, of which $94 million relates to the oil spill clean-up project along the Gulf Coast in 2010. Revenue declines due to volume from our collection and waste-to-energy businesses were offset in part by revenue increases from our recycling brokerage business and our material recovery facilities;
- Operating expenses of $8.5 billion, or 63.8% of revenues, compared with $7.8 billion, or 62.5% of revenues, in 2010. This increase of $717 million, or 9.2%, is due primarily to higher customer rebates related to increased recyclable commodity prices and volumes; the impact of higher fuel prices on direct fuel costs and indirect fuel costs included in subcontractor costs; and further increases in subcontractor costs associated in large part with our acquisition of Oakleaf, all of which have related revenue increases as noted above;

- Selling, general and administrative expenses increased $90 million, or 6.2%, from $1,461 million in 2010 to $1,551 million in 2011, primarily due to costs incurred to support our strategic growth plans and initiatives, including our acquisition of Oakleaf, and cost savings programs. We began to see the associated benefits of our cost savings programs in the second half of the year and expect the benefits to increase throughout 2012;
- Income from operations of $2.0 billion, or 15.2% of revenues, in 2011 compared with $2.1 billion, or 16.9% of revenues, in 2010;
- Net income attributable to Waste Management, Inc. of $961 million, or $2.04 per diluted share for 2011, as compared with $953 million, or $1.98 per diluted share in 2010.
- Net cash provided by operating activities increased 8.5% from $2.3 billion in 2010 to $2.5 billion in 2011. We returned $1.2 billion to our shareholders through dividends and share repurchases in 2011, compared with $1.1 billion in 2010.

The following explanation of certain notable items that impacted the comparability of our 2011 results with 2010 has been provided to support investors' understanding of our performance. Our 2011 results were affected by the following:

- The recognition of a pre-tax charge of $24 million as a result of a litigation loss, which had a negative impact of $0.03 on our diluted earnings per share;
- The recognition of pre-tax restructuring charges, excluding charges recognized in the operating results of Oakleaf, of $17 million related to our cost savings programs. These charges were primarily related to employee severance and benefit costs and had a negative impact of $0.02 on our diluted earnings per share;
- The reduction in pre-tax earnings of approximately $11 million related to the Oakleaf acquisition, which includes the operating results of Oakleaf and related interest expense and integration costs. These items had a negative impact of $0.01 on our diluted earnings per share;
- The recognition of a favorable pre-tax benefit of $9 million from a revision to an environmental remediation liability at a closed landfill, which had a positive impact of $0.01 on our diluted earnings per share;
- The recognition of non-cash, pre-tax asset impairment charges of $9 million primarily related to two of our medical waste services facilities. The impairment charges had a negative impact of $0.01 on our diluted earnings per share; and
- The recognition of a tax benefit of $19 million due to favorable tax audit settlements and favorable adjustments relating to the finalization of our 2010 tax returns. These items had a positive impact of $0.04 on our diluted earnings per share.

Our 2010 results were affected by the following:

- The recognition of pre-tax charges aggregating $55 million related to remediation and closure costs at five closed sites, which had a negative impact of $0.07 on our diluted earnings per share;
- The recognition of net tax charges of $32 million due to refinements in estimates of our deferred state income taxes and the finalization of our 2009 tax returns, partially offset by favorable tax audit settlements, all of which, combined, had a negative impact of $0.07 on our diluted earnings per share;
- The recognition of a net favorable pre-tax benefit of $46 million for litigation and associated costs, which had a favorable impact of $0.06 on our diluted earnings per share; and
- The recognition of net pre-tax charges of $26 million as a result of the withdrawal of certain of our union bargaining units from an underfunded multiemployer pension plan, which had a negative impact of $0.03 on our diluted earnings per share.

We finished 2011 on a positive note with strong fourth quarter results that we intend to build upon going into 2012. Our employees are focused on continuing the progress that we have made on our strategic growth initiatives and cost savings programs. In 2012, we expect to continue to accomplish our goals of growing our revenue, expanding our operating margins, increasing our return on invested capital and returning cash to our shareholders.

Free Cash Flow — As is our practice, we are presenting free cash flow, which is a non-GAAP measure of liquidity, in our disclosures because we use this measure in the evaluation and management of our business. We define free cash flow as net cash provided by operating activities, less capital expenditures, plus proceeds from divestitures of businesses (net of cash divested) and other sales of assets. We believe it is indicative of our ability to pay our quarterly dividends, repurchase common stock, fund acquisitions and other investments and, in the absence of refinancings, to repay our debt obligations. Free cash flow is not intended to replace "Net cash provided by operating activities," which is the most comparable U.S. GAAP measure. However, we believe free cash flow gives investors greater insight into how we view our liquidity. Nonetheless, the use of free cash flow as a liquidity measure has material limitations because it excludes certain expenditures that are required or that we have committed to, such as declared dividend payments and debt service requirements.

Our calculation of free cash flow and reconciliation to "Net cash provided by operating activities" is shown in the table below (in millions), and may not be the same as similarly-titled measures presented by other companies:

	Years Ended December 31,	
	2011	2010
Net cash provided by operating activities	$ 2,469	$ 2,275
Capital expenditures	(1,324)	(1,104)
Proceeds from divestitures of businesses (net of cash divested) and other sales of assets (a)	53	44
Free cash flow	$ 1,198	$ 1,215

(a) Proceeds from divestitures of businesses for the year ended December 31, 2011 included the receipt of a payment of $17 million related to a note receivable from a prior year divestiture. This repayment is included as a component of "Other" within "Cash flows from investing activities" in our Consolidated Statement of Cash Flows.

When comparing our cash flows from operating activities for the year ended December 31, 2011 to the comparable period in 2010, the change is primarily attributable to decreases in our income tax payments, which have positively affected our cash flow from operations this year, as well as a cash payment of $37 million made when our Canadian hedges matured in December 2010. This current year increase was partially offset by a favorable cash benefit of $77 million resulting from a litigation settlement in April 2010 and a $65 million federal tax refund in the third quarter of 2010 related to the liquidation of a foreign subsidiary in 2009.

The increase in capital expenditures is a result of our increased spending on natural gas vehicles and fueling infrastructure, information technology infrastructure and growth initiatives, as well as our taking advantage of bonus depreciation. The year-over-year increase in capital expenditures was also affected by timing differences associated with cash payments for the previous years' fourth quarter capital spending. We generally use a significant portion of our free cash flow on capital spending in the fourth quarter of each year. A more significant portion of our fourth quarter 2010 spending was paid in cash in 2011 than in the preceding year.

Our ability to generate $1.2 billion in free cash flow in 2011 enabled us to return $1.2 billion in cash to stockholders during the year through the payment of $637 million in dividends and the repurchase of $575 million of our common stock.

Acquisition of Oakleaf Global Holdings — On July 28, 2011, we paid $432 million, net of cash received of $4 million and inclusive of certain adjustments, to acquire Oakleaf. Oakleaf provides outsourced waste and recycling services through a nationwide network of third-party haulers. The operations we acquired generated approximately $580 million in revenues in 2010. We acquired Oakleaf to advance our growth and transformation strategies and increase our national accounts customer base while enhancing our ability to provide comprehensive environmental solutions. For the year ended December 31, 2011, we incurred $1 million of acquisition-related costs, which are classified as "Selling, general and administrative" expenses. Since the acquisition date, Oakleaf has recognized revenues of $265 million and net income of less than $1 million, which are included in our Consolidated Statement of Operations.

The following table shows adjustments to the preliminary allocation of the purchase price of Oakleaf to tangible and intangible assets acquired and liabilities assumed based on their estimated fair value from September 30, 2011 to December 31, 2011 (in millions):

	September 30, 2011	Adjustments (a)	December 31, 2011
Accounts and other receivables	$ 68	$ 2	$ 70
Other current assets	28	—	28
Property and equipment	77	(5)	72
Goodwill	320	7	327
Other intangible assets	92	(5)	87
Accounts payable	(80)	(2)	(82)
Accrued liabilities	(48)	—	(48)
Deferred income taxes, net	(13)	3	(10)
Other liabilities	(12)	—	(12)
Total purchase price	$432	$—	$432

(a) The purchase price adjustments relate primarily to changes in the valuation of the customer and vendor relationships and evaluation of physical and market conditions of equipment.

The following table presents the preliminary allocation of the purchase price to intangible assets (amounts in millions, except for amortization periods):

	Amount	Weighted Average Amortization Periods (in Years)
Customer relationships	$74	10.0
Vendor relationships	4	10.0
Trademarks	9	15.0
Total intangible assets subject to amortization	$87	10.5

Goodwill of $327 million was calculated as the excess of the consideration paid over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Goodwill is a result of expected synergies from combining the Company's operations with Oakleaf's national accounts customer base and vendor network. The vendor-hauler network expands our partnership with third-party service providers. In many cases we can provide vendor-haulers with opportunities to maintain and increase their business by utilizing our extensive post-collection network. We believe this will generate significant benefits for the Company and for the vendor-haulers. Goodwill acquired has been allocated to our four geographic Groups based on our preliminary valuations. Goodwill related to this acquisition is not deductible for income tax purposes.

The following pro forma consolidated results of operations have been prepared as if the acquisition of Oakleaf occurred at January 1, 2010 (in millions, except per share amounts):

	Years Ended December 31,	
	2011	2010
Operating revenues	$13,693	$13,059
Net income attributable to Waste Management, Inc.	955	935
Basic earnings per common share	2.03	1.95
Diluted earnings per common share	2.03	1.94

Basis of Presentation of Consolidated Financial Information

Goodwill Impairment Testing — In September 2011, the Financial Accounting Standards Board ("FASB") amended authoritative guidance associated with goodwill impairment testing. The amended guidance provides companies the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount before performing the two-step impairment test. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The amendments are effective for goodwill impairment tests performed for fiscal years beginning after December 15, 2011; however, early adoption was permitted. The Company's early adoption of this guidance in 2011 did not have an impact on our consolidated financial statements. Additional information on impairment testing can be found in Note 3 to the Consolidated Financial Statements.

Multiple-Deliverable Revenue Arrangements — In October 2009, the FASB amended authoritative guidance associated with multiple-deliverable revenue arrangements. This amended guidance addresses the determination of when individual deliverables within an arrangement are required to be treated as separate units of accounting and modifies the manner in which consideration is allocated across the separately identifiable deliverables. The amendments to authoritative guidance associated with multiple-deliverable revenue arrangements became effective for the Company on January 1, 2011. The new accounting standard has been applied prospectively to arrangements entered into or materially modified after the date of adoption. The adoption of this guidance has not had a material impact on our consolidated financial statements.

Consolidation of Variable Interest Entities — In June 2009, the FASB issued revised authoritative guidance associated with the consolidation of variable interest entities. The new guidance primarily uses a qualitative approach for determining whether an enterprise is the primary beneficiary of a variable interest entity and, is therefore, required to consolidate the entity. This new guidance generally defines the primary beneficiary as the entity that has (i) the power to direct the activities of the variable interest entity that can most significantly impact the entity's performance and (ii) the obligation to absorb losses and the right to receive benefits from the variable interest entity that could be significant from the perspective of the entity. The new guidance also requires that we continually reassess whether we are the primary beneficiary of a variable interest entity rather than conducting a reassessment only upon the occurrence of specific events.

As a result of our implementation of this guidance, effective January 1, 2010, we deconsolidated certain final capping, closure, post-closure and environmental remediation trusts because we share power over significant activities of these trusts with others. Our financial interests in these entities are discussed in Note 20. The deconsolidation of these trusts has not materially affected our financial position, results of operations or cash flows during the periods presented.

Critical Accounting Estimates and Assumptions

In preparing our financial statements, we make numerous estimates and assumptions that affect the accounting for and recognition and disclosure of assets, liabilities, equity, revenues and expenses. We must make these estimates and assumptions because certain information that we use is dependent on future events, cannot be calculated with a high degree of precision from data available or simply cannot be readily calculated based on generally accepted methods. In some cases, these estimates are particularly difficult to determine and we must exercise significant judgment. In preparing our financial statements, the most difficult, subjective and complex estimates and the assumptions that present the greatest amount of uncertainty relate to our accounting for landfills, environmental remediation liabilities, asset impairments, deferred income taxes and reserves associated with our insured and self-insured claims. Each of these items is discussed in additional detail below. Actual results could differ materially from the estimates and assumptions that we use in the preparation of our financial statements.

Landfills

Accounting for landfills requires that significant estimates and assumptions be made regarding (i) the cost to construct and develop each landfill asset; (ii) the estimated fair value of final capping, closure and post-closure asset retirement obligations, which must consider both the expected cost and timing of these activities; (iii) the determination of each landfill's remaining permitted and expansion airspace; and (iv) the airspace associated with each final capping event.

Landfill Costs — We estimate the total cost to develop each of our landfill sites to its remaining permitted and expansion capacity. This estimate includes such costs as landfill liner material and installation, excavation for airspace, landfill leachate collection systems, landfill gas collection systems, environmental monitoring equipment for groundwater and landfill gas, directly related engineering, capitalized interest, on-site road construction and other capital infrastructure costs. Additionally, landfill development includes all land purchases for the landfill footprint and required landfill buffer property. The projection of these landfill costs is dependent, in part, on future events. The remaining amortizable basis of each landfill includes costs to develop a site to its remaining permitted and expansion capacity and includes amounts previously expended and capitalized, net of accumulated airspace amortization, and projections of future purchase and development costs.

Final Capping Costs — We estimate the cost for each final capping event based on the area to be finally capped and the capping materials and activities required. The estimates also consider when these costs would actually be paid and factor in inflation and discount rates. Our engineering personnel allocate final landfill capping costs to specific final capping events. The landfill capacity associated with each final capping event is then quantified and the final capping costs for each event are amortized over the related capacity associated with the event as waste is disposed of at the landfill. We review these costs annually, or more often if significant facts change. Changes in estimates, such as timing or cost of construction, for final capping events immediately impact the required liability and the corresponding asset. When the change in estimate relates to a fully consumed asset, the adjustment to the asset must be amortized immediately through expense. When the change in estimate relates to a final capping event that has not been fully consumed, the adjustment to the asset is recognized in income prospectively as a component of landfill airspace amortization.

Closure and Post-Closure Costs — We base our estimates for closure and post-closure costs on our interpretations of permit and regulatory requirements for closure and post-closure monitoring and maintenance. The estimates for landfill closure and post-closure costs also consider when the costs would actually be paid and factor in inflation and discount rates. The possibility of changing legal and regulatory requirements and the forward-looking nature of these types of costs make any estimation or assumption less certain. Changes in estimates for closure and post-closure events immediately impact the required liability and the corresponding asset. When the change in estimate relates to a fully consumed asset, the adjustment to the asset must be amortized immediately through expense. When the change in estimate relates to a landfill asset that has not been fully consumed, the adjustment to the asset is recognized in income prospectively as a component of landfill airspace amortization.

Remaining Permitted Airspace — Our engineers, in consultation with third-party engineering consultants and surveyors, are responsible for determining remaining permitted airspace at our landfills. The remaining permitted airspace is determined by an annual survey, which is used to compare the existing landfill topography to the expected final landfill topography.

Expansion Airspace — We include currently unpermitted expansion airspace in our estimate of remaining permitted and expansion airspace in certain circumstances. First, to include airspace associated with an expansion effort, we must generally expect the initial expansion permit application to be submitted within one year, and the final expansion permit to be received within five years. Second, we must believe the success of obtaining the expansion permit is likely, considering the following criteria:

- Personnel are actively working on the expansion of an existing landfill, including efforts to obtain land use and local, state or provincial approvals;

- It is likely that the approvals will be received within the normal application and processing time periods for approvals in the jurisdiction in which the landfill is located;
- We have a legal right to use or obtain land to be included in the expansion plan;
- There are no significant known technical, legal, community, business, or political restrictions or similar issues that could impair the success of such expansion;
- Financial analysis has been completed, and the results demonstrate that the expansion has a positive financial and operational impact; and
- Airspace and related costs, including additional closure and post-closure costs, have been estimated based on conceptual design.

For unpermitted airspace to be initially included in our estimate of remaining permitted and expansion airspace, the expansion effort must meet all of the criteria listed above. These criteria are evaluated by our field-based engineers, accountants, managers and others to identify potential obstacles to obtaining the permits. Once the unpermitted airspace is included, our policy provides that airspace may continue to be included in remaining permitted and expansion airspace even if certain of these criteria are no longer met as long as we continue to believe we will ultimately obtain the permit, based on the facts and circumstances of a specific landfill. In these circumstances, continued inclusion must be approved through a landfill-specific review process that includes approval of our principal financial officer and a review by the Audit Committee of our Board of Directors on a quarterly basis. Of the 33 landfill sites with expansions at December 31, 2011, 11 landfills required the principal financial officer to approve the inclusion of the unpermitted airspace. Seven of these landfills required approval by our principal financial officer because of community or political opposition that could impede the expansion process. The remaining four landfills required approval primarily due to local zoning restrictions or because the permit application processes do not meet the one- or five-year requirements.

When we include the expansion airspace in our calculations of remaining permitted and expansion airspace, we also include the projected costs for development, as well as the projected asset retirement cost related to final capping, and closure and post-closure of the expansion in the amortization basis of the landfill.

Once the remaining permitted and expansion airspace is determined in cubic yards, an airspace utilization factor, or AUF, is established to calculate the remaining permitted and expansion capacity in tons. The AUF is established using the measured density obtained from previous annual surveys and is then adjusted to account for settlement. The amount of settlement that is forecasted will take into account several site-specific factors including current and projected mix of waste type, initial and projected waste density, estimated number of years of life remaining, depth of underlying waste, anticipated access to moisture through precipitation or recirculation of landfill leachate, and operating practices. In addition, the initial selection of the AUF is subject to a subsequent multi- level review by our engineering group, and the AUF used is reviewed on a periodic basis and revised as necessary. Our historical experience generally indicates that the impact of settlement at a landfill is greater later in the life of the landfill when the waste placed at the landfill approaches its highest point under the permit requirements.

After determining the costs and remaining permitted and expansion capacity at each of our landfills, we determine the per ton rates that will be expensed as waste is received and deposited at the landfill by dividing the costs by the corresponding number of tons. We calculate per ton amortization rates for each landfill for assets associated with each final capping event, for assets related to closure and post-closure activities and for all other costs capitalized or to be capitalized in the future. These rates per ton are updated annually, or more often, as significant facts change.

It is possible that actual results, including the amount of costs incurred, the timing of final capping, closure and post-closure activities, our airspace utilization or the success of our expansion efforts, could ultimately turn out to be significantly different from our estimates and assumptions. To the extent that such estimates, or related assumptions, prove to be significantly different than actual results, lower profitability may be experienced due to higher amortization rates, or higher expenses; or higher profitability may result if the opposite occurs. Most significantly, if it is determined that the expansion capacity should no longer be considered in calculating the recoverability of the landfill asset, we may be required to recognize an asset impairment or incur significantly higher amortization expense. If at any time management makes the decision to abandon the expansion effort, the capitalized costs related to the expansion effort are expensed immediately.

Environmental Remediation Liabilities

We are subject to an array of laws and regulations relating to the protection of the environment. Under current laws and regulations, we may have liabilities for environmental damage caused by our operations, or for damage caused by conditions that existed before we acquired a site. These liabilities include potentially responsible party ("PRP") investigations, settlements, and certain legal and consultant fees, as well as costs directly associated with site investigation and clean up, such as materials, external contractor costs and incremental internal costs directly related to the remedy. We provide for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. We routinely review and evaluate sites that require remediation and determine our estimated cost for the likely remedy based on a number of estimates and assumptions.

Where it is probable that a liability has been incurred, we estimate costs required to remediate sites based on site-specific facts and circumstances. We routinely review and evaluate sites that require remediation, considering whether we were an owner, operator, transporter, or generator at the site, the amount and type of waste hauled to the site and the number of years we were associated with the site. Next, we review the same type of information with respect to other named and unnamed PRPs. Estimates of the cost for the likely remedy are then either developed using our internal resources or by third-party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating our own and unrelated parties' sites;
- Information available from regulatory agencies as to costs of remediation;
- The number, financial resources and relative degree of responsibility of other PRPs who may be liable for remediation of a specific site; and
- The typical allocation of costs among PRPs unless the actual allocation has been determined.

Asset Impairments

Our long-lived assets, including landfills and landfill expansions, are carried on our financial statements based on their cost less accumulated depreciation or amortization. We monitor the carrying value of our long-lived assets for potential impairment whenever events or changes in circumstances, including management decisions pertaining to such assets, indicate that their carrying amounts may not be recoverable. These events or changes in circumstances are referred to as impairment indicators. If an impairment indicator occurs, we perform a test of recoverability by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If cash flows cannot be separately and independently identified for a single asset, we will determine whether an impairment has occurred for the group of assets for which we can identify the projected cash flows. If the carrying values are in excess of undiscounted expected future cash flows, we measure any impairment by comparing the fair value of the asset or asset group to its carrying value. Fair value is generally determined by considering (i) internally developed discounted projected cash flow analysis of the asset or asset group; (ii) actual third-party valuations; and/or (iii) information available regarding the current market for similar assets. If the fair value of an asset or asset group is determined to be less than the carrying amount of the asset or asset group, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs and is included in the "(Income) expense from divestitures, asset impairments and unusual items" line item in our Consolidated Statement of Operations. Estimating future cash flows requires significant judgment and projections may vary from the cash flows eventually realized, which could impact our ability to accurately assess whether an asset has been impaired.

There are other considerations for impairments of landfills, goodwill and other indefinite-lived intangible assets, as described below.

Landfills — The assessment of impairment indicators and the recoverability of our capitalized costs associated with landfills and related expansion projects require significant judgment due to the unique nature of the waste industry, the highly regulated permitting process and the sensitive estimates involved. During the review of a landfill expansion application, a regulator may initially deny the expansion application although the expansion permit is ultimately granted. In addition, management may periodically divert waste from one landfill to another to conserve remaining permitted landfill airspace, or a landfill may be required to cease accepting waste, prior to receipt of the expansion permit. However, such events occur in the ordinary course of business in the waste industry and do not necessarily result in impairment of our landfill assets because, after consideration of all facts, such events may not affect our belief that we will ultimately obtain the expansion permit. As a result, our tests of recoverability, which generally make use of a probability-weighted cash flow estimation approach, may indicate that no impairment loss should be recorded. At December 31, 2011, three of our landfill sites in two jurisdictions in the Company's Midwest Group, for which we believe receipt of expansion permits is probable, had ceased accepting waste. The net recorded capitalized landfill asset cost for these three sites was $469 million at December 31, 2011. We performed tests of recoverability for these landfills and the undiscounted cash flows resulting from our probability-weighted estimation approach significantly exceeded the carrying values of each of these three sites.

Goodwill and Other Indefinite-Lived Intangible Assets — At least annually, and more frequently if warranted, we assess our goodwill and indefinite-lived intangible assets for impairment.

We assess whether a goodwill impairment exists using both qualitative and quantitative assessments. Our qualitative assessment involves determining whether events or circumstances exist that indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If based on this qualitative assessment we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, we will not perform a quantitative assessment.

If the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount or if we elect not to perform a qualitative assessment, we perform a quantitative assessment or two-step impairment test to determine whether a goodwill impairment exists at the reporting unit. The first step in our quantitative assessment identifies potential impairments by comparing the estimated fair value of each reporting unit to its carrying value, including goodwill. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. Fair value is typically estimated using an income approach or a combination of the income approach and market approach when applicable. The income approach is based on the long-term projected future cash flows of our reporting units. We discount the estimated cash flows to present value using a weighted-average cost of capital that considers factors such as market assumptions, the timing of the cash flows and the risks inherent in those cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon our reporting units' expected long-term performance considering the economic and market conditions that generally affect our business. The market approach estimates fair value by measuring the aggregate market value of publicly-traded companies with similar characteristics to our business as a multiple of their reported cash flows. We then apply that multiple to our reporting units' cash flows to estimate their fair values. We believe that this approach is appropriate because it provides a fair value estimate using valuation inputs from entities with operations and economic characteristics comparable to our reporting units.

Fair value computed by these two methods is arrived at using a number of factors, including projected future operating results, economic projections, anticipated future cash flows, comparable marketplace data and the cost of capital. There are inherent uncertainties related to these factors and to our judgment in applying them to this analysis. However, we believe that these two methods provide a reasonable approach to estimating the fair value of our reporting units.

We assess whether other indefinite-lived intangible asset impairments exist by comparing the fair value of the asset with its carrying value. Fair value is typically estimated using an income approach for the respective asset, as described above. If the carrying value exceeds estimated fair value, an impairment would be recognized in the amount of the excess.

Refer to Note 6 to the Consolidating Financial Statements for additional information related to goodwill impairment considerations made during the reported periods.

Deferred Income Taxes

Deferred income taxes are based on the difference between the financial reporting and tax basis of assets and liabilities. The deferred income tax provision represents the change during the reporting period in the deferred tax assets and deferred tax liabilities, net of the effect of acquisitions and dispositions. Deferred tax assets include tax loss and credit carry-forwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves for uncertain tax positions when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be challenged and potentially disallowed. When facts and circumstances change, we adjust these reserves through our provision for income taxes.

Insured and Self-Insured Claims

We have retained a significant portion of the risks related to our health and welfare, automobile, general liability and workers' compensation insurance programs. Our liabilities associated with the exposure for unpaid claims and associated expenses, including incurred but not reported losses, are based on an actuarial valuation and internal estimates. The accruals for these liabilities could be revised if future occurrences or loss development significantly differ from our assumptions used. Estimated recoveries associated with our insured claims are recorded as assets when we believe that the receipt of such amounts is probable.

Results of Operations

Operating Revenues

We currently manage and evaluate our principal operations through five Groups. Our four geographic Groups, which are comprised of our Eastern, Midwest, Southern and Western Groups, provide collection, transfer, disposal (in both solid waste and hazardous waste landfills) and recycling services. Our fifth Group is the Wheelabrator Group, which provides waste-to-energy services and manages waste-to-energy facilities and independent power production plants. These five Groups are our reportable segments.

We also provide additional services that are not managed through our five Groups, including the Oakleaf operations we acquired on July 28, 2011, recycling brokerage services, electronic recycling services, in-plant services, landfill gas-to-energy services, integrated medical waste services and the impacts of investments that we are making in expanded service offerings and solutions. Part of our expansion of services includes offering portable self-storage services and fluorescent bulb and universal waste mail-back through our LampTracker® program. In addition, we have made investments that involve the acquisition and development of interests in oil and gas producing properties. These operations are presented as "Other" in the table below. Shown below (in millions) is the contribution to revenues during each year provided by our five Groups and our Other services:

	Years Ended December 31,		
	2011	2010	2009
Eastern	$ 3,115	$ 2,943	$ 2,960
Midwest	3,213	3,048	2,855
Southern	3,390	3,461	3,328
Western	3,282	3,173	3,125
Wheelabrator	877	889	841
Other	1,532	963	628
Intercompany	(2,031)	(1,962)	(1,946)
Total	$13,378	$12,515	$11,791

Our operating revenues generally come from fees charged for our collection, disposal, transfer, recycling and waste-to-energy services and from sales of commodities by our recycling, waste-to-energy and landfill gas-to-energy operations. Revenues from our collection operations are influenced by factors such as collection frequency, type of collection equipment furnished, type and volume or weight of the waste collected, distance to the disposal facility or MRF and our disposal costs. Revenues from our landfill operations consist of tipping fees, which are generally based on the type and weight or volume of waste being disposed of at our disposal facilities. Fees charged at transfer stations are generally based on the weight or volume of waste deposited, taking into account our cost of loading, transporting and disposing of the solid waste at a disposal site. Recycling revenue generally consists of tipping fees and the sale of recyclable commodities to third parties. The fees we charge for our collection, disposal, transfer and recycling services generally include fuel surcharges, which are indexed to current market costs for fuel. Our waste-to-energy revenues, which are generated by our Wheelabrator Group, are based on the type and weight or volume of waste received at our waste-to-energy facilities and IPPs and amounts charged for the sale of energy and steam. Our "Other" lines of business includes Oakleaf, our landfill gas-to-energy operations, Port-O-Let® services, portable self-storage, fluorescent lamp recycling and oil and gas producing properties. Intercompany revenues between our operations have been eliminated in the consolidated financial statements. The mix of operating revenues from our major lines of business is reflected in the table below (in millions):

	Years Ended December 31,		
	2011	2010	2009
Collection	$ 8,406	$ 8,247	$ 7,980
Landfill	2,611	2,540	2,547
Transfer	1,280	1,318	1,383
Wheelabrator	877	889	841
Recycling	1,580	1,169	741
Other	655	314	245
Intercompany	(2,031)	(1,962)	(1,946)
Total	$13,378	$12,515	$11,791

The following table provides details associated with the period-to-period change in revenues (dollars in millions) along with an explanation of the significant components of the current period changes:

	Period-to-Period Change 2011 vs. 2010		Period-to-Period Change 2010 vs. 2009	
	Amount	As a % of Total Company(a)	Amount	As a % of Total Company(a)
Average yield(b)	$ 572	4.6%	$ 724	6.1%
Volume	(187)	(1.5)	(304)	(2.6)
Internal revenue growth	385	3.1	420	3.5
Acquisitions	449	3.6	240	2.0
Divestitures	(2)	—	(2)	—
Foreign currency translation	31	0.2	66	0.6
	$ 863	6.9%	$ 724	6.1%

(a) Calculated by dividing the amount of current year increase or decrease by the prior year's total company revenue adjusted to exclude the impacts of current year divestitures ($12,513 million and $11,789 million for 2011 and 2010, respectively).

(b) The amounts reported herein represent the changes in our revenue attributable to average yield for the total Company. We also analyze the changes in average yield in terms of related-business revenues in order to differentiate the changes in yield attributable to our pricing strategies from the changes that are caused by market-driven price changes in commodities. The following table summarizes changes in revenues from average yield on a related-business basis (dollars in millions):

	Period-to-Period Change 2011 vs. 2010		Period-to-Period Change 2010 vs. 2009	
	Amount	As a % of Related Business (i)	Amount	As a % of Related Business (i)
Average yield:				
Collection, landfill and transfer	$198	2.0%	$218	2.2%
Waste-to-energy disposal(ii)	(5)	(1.1)	21	5.1
Collection and disposal(ii)	193	1.8	239	2.3
Recycling commodities	216	17.8	423	58.5
Electricity(ii)	(6)	(2.2)	(7)	(2.5)
Fuel surcharges and mandated fees	169	37.7	69	18.4
Total	$572	4.6	$724	6.1

(i) Calculated by dividing the increase or decrease for the current year by the prior year's related business revenue, adjusted to exclude the impacts of divestitures for the current year. The table below summarizes the related business revenues for each year, adjusted to exclude the impacts of divestitures (in millions):

	Denominator	
	2011	2010
Related-business revenues:		
Collection, landfill and transfer	$10,111	$ 9,999
Waste-to-energy disposal	466	413
Collection and disposal	10,577	10,412
Recycling commodities	1,215	723
Electricity	273	279
Fuel surcharges and mandated fees	448	375
Total Company	$12,513	$11,789

(ii) Average revenue growth for yield for "Collection and disposal" excludes all electricity-related revenues generated by our Wheelabrator Group and our landfill gas-to-energy operations, which are reported as "Electricity" revenues.

Our revenues increased $863 million, or 6.9%, and $724 million, or 6.1%, for the years ended December 31, 2011 and 2010, respectively. The year-over-year change in revenues for both periods has been driven by (i) market factors, including higher recyclable commodity prices; higher diesel fuel prices, which increase revenues provided by our fuel surcharge program; and foreign currency translation, which affects revenues from our Canadian operations; (ii) acquisitions, particularly the acquisition of Oakleaf, which increased consolidated revenues by $251 million for 2011; and (iii) revenue growth from average yield on our collection and disposal operations. Offsetting these revenue increases were revenue declines due to lower volumes.

The following provides further details associated with our period-to-period change in revenues.

Average yield

Collection and disposal average yield — This measure reflects the effect on our revenue from the pricing activities of our collection, transfer, landfill and waste-to-energy disposal operations, exclusive of volume changes. Revenue growth from collection and disposal average yield during both years includes not only base rate changes and environmental and service fee increases, but also (i) certain average price changes related to the overall mix of services, which are due to both the types of services provided and the geographic locations where our services are provided; (ii) changes in average price from new and lost business; and (iii) price decreases to retain customers.

In both 2011 and 2010, our revenue growth from collection and disposal average yield demonstrates our commitment to our pricing strategies. This increase in revenue from yield was primarily driven by our collection operations, which experienced yield growth in all lines of business and in every geographic Group. As discussed below, increased collection revenues due to average yield have been more than offset by revenue declines from lower collection volumes. However, revenue growth from yield on base business and our efforts toward controlling variable costs continue to favorably influence margin changes in our collection line of business.

In 2011, revenue growth from collection and disposal average yield was $193 million, or 1.8%, as compared with the prior year. This revenue increase from yield was primarily driven by our collection operations; however, we also experienced yield growth from our disposal operations. Our 1.8% increase for 2011 is less than the 2.3% increase for 2010. This is due in large part to our residential line of business, in which we have experienced downward pressure on our revenue growth from yield across most of our geographic Groups, most notably in our Eastern and Southern Groups. Due to competition, it has become increasingly difficult to retain customers and to win new contracts at current average rates; as a result, in many instances, the Company has offered increased services, principally recycling services, when bidding on or renewing residential contracts and pursuing residential subscription business. Additional recycling services are typically at lower rates.This combination of increased competition and bundling of complementary services, such as recycling, in the residential line of business has put added pressure on our revenue growth from yield.

Our total collection and disposal revenue growth from yield has also been negatively affected during 2011, by factors including the changes in the mix of our temporary and permanent customers in our industrial business, particularly in North and South Florida. Additionally, we saw a $5 million yield decline in our waste-to-energy facilities, primarily driven by the expiration of a long-term contract at one of our waste-to-energy operations in South Florida in August 2011. We expect this negative trend to continue into 2012 due to the expiration of a similar long-term contract that will occur at the end of March 2012. Although these factors discussed above negatively affected our revenue growth from yield in 2011 as compared with 2010, we did see a favorable rate of revenue growth from yield in our commercial line of business during 2011 as compared with the prior year. This favorable impact was driven by both price increases and additional service fees. Overall, we have found that increasing our revenue growth from yield in today's market is a challenge given the reduced volume levels resulting from the economic slowdown, the increased service offerings in many of our new contracts, and the highly competitive environment. Despite these headwinds, we continue to maintain our pricing discipline in order to improve yield on our base business.

Revenues from our environmental fee, which are included in average yield on collection and disposal, increased by $37 million and $33 million for the years ended December 31, 2011 and 2010, respectively. Environmental fee revenues totaled $288 million in 2011 as compared with $251 million in 2010 and $218 million in 2009.

Recycling commodities — Increases in the prices of the recycling commodities we sold resulted in an increase in revenues of $216 million in 2011 as compared with 2010. For the first nine months of 2011, our overall commodity prices increased approximately 26% as compared with the first nine months of the prior year. However, during the fourth quarter of 2011, we saw a decline of approximately 8% in commodity prices due to increased supply and lower demand.

In 2010, higher recycling commodity prices were the principal driver of our revenue increase of $423 million as compared with 2009. Market prices for recyclable commodities increased significantly from the near-historic lows experienced in late 2008 and early 2009. For the twelve months of 2010, overall commodity prices increased approximately 57% as compared with 2009.

Fuel surcharges and mandated fees — These revenues, which are predominantly generated by our fuel surcharge program, increased by $169 million and $69 million for the years ended December 31, 2011 and 2010, respectively. This increase is directly attributable to higher national average prices for diesel fuel that we use for our fuel surcharge program. The mandated fees included in this line item are primarily related to the pass-through of fees and taxes assessed by various state, county and municipal governmental agencies at our landfills and transfer stations. These mandated fees have not had a significant impact on the comparability of revenues for the periods included in the table above.

Volume — Our revenue decline due to volume was $187 million, or 1.5%, for the year ended December 31, 2011. This is a notable improvement in the rate of revenue decline from the prior year when revenue decline due to volume was $304 million, or 2.6%. Volume declines are generally attributable to economic conditions, increased pricing, competition and increasing focus on waste reduction and diversion by consumers. Additionally, the oil spill clean-up activities along the Gulf Coast in 2010 unfavorably impacted our year-over-year volume change by $94 million for the year ended December 31, 2011.

In 2011, volume declines from our collection business accounted for $327 million of volume-related revenue decline. We experienced commercial and residential collection revenue declines due to lower volume that we attribute to the overall weakness in the economy, as well as the effects of pricing, competition and diversion of waste by consumers. Our industrial collection operations continued to be negatively affected by the current economic environment due to the construction slowdown across the United States. Lower third-party volumes in our transfer station operations also caused revenue declines in the current year and can generally be attributed to economic conditions and the effects of pricing and competition. Furthermore, as noted above, the overall year-over-year comparison of volumes in the collection line of business was unfavorably impacted by volume we received from the oil spill clean-up activities along the Gulf Coast in 2010. Additionally, in 2011, we experienced revenue declines at our waste-to-energy facilities, primarily driven by the expiration of a long-term electric power capacity agreement, which was offset to some extent by increases in waste tons processed and electricity produced.

Revenue declines due to volume detailed above were offset in part by revenue increases of $101 million for the year ended December 31, 2011, primarily from year-over-year volume improvements in our recycling brokerage business and in our material recovery facilities. Our continued pursuit of municipal volumes as well as the addition of new single stream recycling facilities during 2011 contributed to these revenue increases due to volume. We also experienced volume-related revenue increases of $37 million for the year ended December 31, 2011 from our strategic growth businesses and our landfill gas-to-energy operations. Additionally, our total landfill revenues increased $41 million in 2011 due to higher third-party volumes as compared with the prior year, primarily driven by higher special waste volumes in our Eastern and Midwest geographic Groups. However, our landfill municipal solid waste volumes continued to decline in 2011 as compared with the prior year due to economic conditions, increased pricing, competition and increased focus on waste reduction and diversion by consumers.

In 2010, our collection business accounted for $254 million of the total volume-related revenue decline. We experienced commercial and residential collection volume declines that we attributed to the overall weakness in the economy, as well as the effects of pricing, competition and diversion of waste by consumers. Our industrial collection operations were negatively affected by the economic environment due to the construction slowdown across the United States. The overall volume decline in the collection line of business was offset in part by an increase in volumes of $99 million associated with oil spill clean-up activities along the Gulf Coast. Lower third-party volumes in our transfer station operations also caused revenue declines in 2010, and can generally be attributed to economic conditions and the effects of pricing and competition. However, in 2010, our landfill revenues increased due to higher third-party volumes. This increase was principally due to higher special waste volumes in our Midwest and Southern Groups, driven in part by our focus on our customers and better meeting their needs.

Acquisitions and divestitures — Revenues increased $449 million and $240 million for the years ended December 31, 2011 and 2010, respectively, due to acquisitions. The significant revenue increase due to acquisitions in 2011 was principally associated with Oakleaf, included in our "Other" business, demonstrating our current focus on identifying strategic growth opportunities in new, complementary lines of business. Additionally, revenue increased due to acquisitions in our collection, recycling and waste-to-energy lines of business in both periods. Divestitures accounted for decreased revenues of $2 million in each of the years ended December 31, 2011 and 2010, respectively.

Operating Expenses

Our operating expenses include (i) labor and related benefits (excluding labor costs associated with maintenance and repairs discussed below), which include salaries and wages, bonuses, related payroll taxes, insurance and benefits costs and the costs associated with contract labor; (ii) transfer and disposal costs, which include tipping fees paid to third-party disposal facilities and transfer stations; (iii) maintenance and repairs relating to equipment, vehicles and facilities and related labor costs; (iv) subcontractor costs, which include the costs of independent haulers who transport waste collected by us to disposal facilities and are affected by variables such as volumes, distance and fuel prices; (v) costs of goods sold, which are primarily rebates paid to suppliers associated with recycling commodities; (vi) fuel costs, which represent the costs of fuel and oil to operate our truck fleet and landfill operating equipment; (vii) disposal and franchise fees and taxes, which include landfill taxes, municipal franchise fees, host community fees and royalties; (viii) landfill operating costs, which include interest accretion on landfill liabilities, interest accretion on and discount rate adjustments to environmental remediation liabilities and recovery assets, leachate and methane collection and treatment, landfill remediation costs and other landfill site costs; (ix) risk management costs, which include auto liability, workers' compensation, general liability and insurance and claim costs; and (x) other operating costs, which include, among other costs, equipment and facility rent, property taxes, utilities and supplies.

Our operating expenses increased $717 million, or 9.2%, when comparing 2011 with 2010 and increased $583 million, or 8.1%, when comparing 2010 with 2009. Operating expenses as a percentage of revenues were 63.8% in 2011, 62.5% in 2010 and 61.4% in 2009. The increases in our operating expenses during the years ended December 31, 2011 and 2010 can largely be attributed to the following:

Higher market prices for recyclable commodities — In both 2011 and 2010, increased market prices for recyclable commodities was the main driver of the increase in cost of goods sold, as presented in the table below, primarily due to customer recycling rebates, which also resulted in increased revenues and earnings. For the first nine months of 2011, our overall commodity prices increased approximately 26% as compared with the first nine months of the prior year. However, during the fourth quarter of 2011, we saw a decline of approximately 8% in commodity prices due to higher supply and lower demand. During 2010, market prices for recyclable commodities increased significantly from the near-historic lows experienced in late 2008 and early 2009, reflecting a 57% increase in 2010 as compared with 2009. Increases in cost of goods sold accounted for 41% and 49% of the year-over-year increases in total operating expenses during 2011 and 2010, respectively.

Fuel cost increases — Higher market prices for fuel caused increases in both our direct fuel costs and our subcontractor costs in both 2011 and 2010. On average, diesel fuel prices increased 29% in 2011 and 21% in 2010 as compared with the respective prior years. Diesel fuel prices averaged $3.85, $2.99 and $2.46 per gallon for 2011, 2010 and 2009, respectively. We believe the total impact of fuel cost increases, when considering both the impact to our direct fuel costs and an estimate of the impact to our subcontractor costs, accounted for approximately 23% and 17% of the total year-over-year increase in operating expenses during 2011 and 2010, respectively. Increased revenues attributable to our fuel surcharge offset the unfavorable impact of higher fuel costs in 2011 and partially offset the unfavorable impact of higher fuel costs in 2010.

Acquisitions and growth initiatives — In both 2011 and 2010, we experienced cost increases attributable to recently acquired businesses and our various growth and business development initiatives. We estimate that these cost increases, which affected each of the operating cost categories identified in the table below, accounted for approximately 42% and 17% of our $717 million and $583 million increases in operating expenses during 2011 and 2010, respectively. Recent acquisitions included the purchase of Oakleaf and a number of collection and recycling operations. In particular, the acquisition of Oakleaf increased operating costs by $213 million in the current year, primarily impacting subcontractor costs and, to a lesser extent, the cost of goods sold and other categories. The increase in operating expenses resulting from acquired businesses was more than offset by increased revenues from acquired businesses.

Canadian exchange rates — When comparing the average exchange rates for 2011 and 2010 to the prior year, the Canadian exchange rate strengthened by 4% and 10%, respectively, which increased our expenses in all operating cost categories. The strengthening of the Canadian dollar increased our total operating expenses by $20 million for 2011 as compared with 2010 and $52 million for 2010 as compared with 2009.

Volume declines — During 2011 and 2010, we continued to experience volume declines as a result of the ongoing weakness of the overall economic environment, pricing, competition and increased focus on waste reduction and diversion by consumers. We continue to manage our fixed costs and reduce our variable costs as we experience volume declines and have achieved cost savings as a result. These cost decreases have benefited each of the operating cost categories identified in the table below except for the cost of goods sold category, which increased as a result of additional customer rebates due to a 13% increase in recyclable material tons sold in 2011.

The following table summarizes the major components of our operating expenses, including the impact of foreign currency translation, for the years ended December 31 (dollars in millions):

	2011	Period-to-Period Change		2010	Period-to-Period Change		2009
Labor and related benefits	$2,336	$ 36	1.6%	$2,300	$ 40	1.8%	$2,260
Transfer and disposal costs	937	(6)	(0.6)	943	6	0.6	937
Maintenance and repairs	1,090	49	4.7	1,041	8	0.8	1,033
Subcontractor costs	948	178	23.1	770	70	10.0	700
Cost of goods sold	1,071	295	38.0	776	288	59.0	488
Fuel	628	135	27.4	493	79	19.1	414
Disposal and franchise fees and taxes	602	13	2.2	589	11	1.9	578
Landfill operating costs	255	(39)	(13.3)	294	72	32.4	222
Risk management	222	20	9.9	202	(9)	(4.3)	211
Other	452	36	8.7	416	18	4.5	398
	$8,541	$717	9.2%	$7,824	$583	8.1%	$7,241

The significant period-to-period changes in our operating expenses by category are discussed below.

Labor and related benefits — The increases in 2011 and 2010 were primarily due to higher hourly and salaried wages due to merit increases and additional expenses incurred from acquisitions and growth opportunities, offset in part by cost savings that have been achieved as volumes have declined.

The comparability of our labor and related benefits costs for the periods presented has also been affected by costs incurred primarily associated with the withdrawal of certain bargaining units from underfunded multiemployer pension plans. These costs increased 2010 expense by $26 million and 2009 expense by $9 million.

Maintenance and repairs — Comparing 2011 with 2010, the increase was due to higher costs in our geographic Groups largely attributable to increased fleet maintenance costs, which include services provided by third-parties, tires, parts and internal shop labor costs. The increase in expense for tires and parts reflects the worldwide increase in commodity prices.

Subcontractor costs — The current year increase in subcontractor costs was primarily a result of the Oakleaf acquisition, increased diesel fuel prices, other recent acquisitions, our various growth and business development initiatives and additional costs associated with servicing our in-plant services customers. Oakleaf utilizes a nationwide network of third-party haulers to service its customers, which increased our subcontractor costs by $153 million during the second half of 2011 after completing the acquisition on July 28, 2011. These increases were partially offset by the impact of an additional $54 million in prior year costs attributable to oil spill clean-up activities along the Gulf Coast during 2010. The 2010 increase in subcontractor costs was largely the result of these oil spill clean-up activities, as well as higher diesel fuel prices when compared with 2009.

Cost of goods sold — The cost increases during 2011 and 2010 were primarily due to increases in the recycling commodity rebates we pay to our customers as a result of higher market prices for recyclable commodities. The increase in costs in 2011 was also driven by (i) increases in the volume of materials processed at our existing recycling facilities; and (ii) increases resulting from the Oakleaf acquisition and other recently acquired businesses.

Fuel — The costs increases for 2011 and 2010 were a result of higher market prices for diesel fuel.

Landfill operating costs — The changes in these costs during 2011 and 2010 were due largely to the recognition of additional estimated expense associated with environmental remediation liabilities of $50 million at four closed sites during 2010. During 2011, the Company recognized a $9 million favorable revision to an environmental liability at one of these sites based on the estimated cost of the remediation alternative selected by the EPA.

The changes in this category for the years presented were also significantly impacted by the changes in U.S. Treasury rates used to estimate the present value of our environmental remediation obligations and recovery assets. As a result of changes in U.S. Treasury rates, we recognized $17 million of unfavorable adjustments during 2011, $2 million of unfavorable adjustments during 2010, and $35 million of favorable adjustments during 2009. During 2011, the discount rate we use decreased from 3.50% to 2.00%. Over the course of 2010, the discount rate decreased slightly from 3.75% to 3.50% and during 2009, the rate increased from 2.25% to 3.75%.

Risk management — The increase in risk management costs during 2011 was primarily a result of increased costs associated with auto and general liability claims in the current year and the prior year recognition of favorable adjustments associated with prior period claims that were higher than similar favorable adjustments recognized during 2011.

Other — The 2011 increase was attributable, in part, to our various growth and business development initiatives and recently acquired businesses, including Oakleaf. These increases were partially offset by prior year costs related to the oil spill clean-up activities along the Gulf Coast in 2010. The 2010 increase was attributable, in part, to our various growth and business development initiatives, oil spill clean-up activities along the Gulf Coast, and recently acquired businesses. These cost increases in 2010 were partially offset by an increase in gains recognized from the sale of surplus real estate assets.

Selling, General and Administrative

Our selling, general and administrative expenses consist of (i) labor and related benefit costs, which include salaries, bonuses, related insurance and benefits, contract labor, payroll taxes and equity-based compensation; (ii) professional fees, which include fees for consulting, legal, audit and tax services; (iii) provision for bad debts, which includes allowances for uncollectible customer accounts and collection fees; and (iv) other selling, general and administrative expenses, which include, among other costs, facility-related expenses, voice and data telecommunication, advertising, travel and entertainment, rentals, postage and printing. In addition, the financial impacts of litigation settlements generally are included in our "Other" selling, general and administrative expenses.

Our selling, general and administrative expenses increased by $90 million, or 6.2%, and $97 million, or 7.1% when comparing 2011 with 2010 and 2010 with 2009, respectively. The increases in both years are largely due to (i) increased costs of approximately $53 million and $52 million during 2011 and 2010, respectively, incurred to support our strategic plan to grow into new markets and provide expanded service offerings, including our acquisition of Oakleaf in 2011 and (ii) increased costs of $9 million and $23 million during 2011 and 2010, respectively, resulting from improvements we are making to our information technology systems. Additionally, during 2011 we experienced increased consulting costs of $37 million incurred in connection with the start-up phase of new cost savings programs focusing on procurement and operational and back-office efficiency. Our selling, general and administrative expenses as a percentage of revenues were 11.6% in 2011, 11.7% in 2010 and 11.6% in 2009.

The following table summarizes the major components of our selling, general and administrative costs for the years ended December 31 (dollars in millions):

	2011	Period-to-Period Change		2010	Period-to-Period Change		2009
Labor and related benefits	$ 913	$68	8.0%	$ 845	$70	9.0%	$ 775
Professional fees	185	10	5.7	175	8	4.8	167
Provision for bad debts	47	2	4.4	45	(9)	(16.7)	54
Other	406	10	2.5	396	28	7.6	368
	$1,551	$90	6.2%	$1,461	$97	7.1%	$1,364

Labor and related benefits — In 2011, our labor and related benefits costs increased primarily due to (i) higher compensation costs due to an increase in headcount driven by our strategic growth plans, optimization initiatives, cost savings programs, and acquisition of Oakleaf; (ii) higher salaries and hourly wages due to merit increases; and (iii) higher non-cash compensation costs incurred for our performance share units and our stock option equity awards granted under our long-term incentive plan, or LTIP, offset partially by lower costs associated with our executive salary deferral plan, the costs of which are directly affected by equity-market conditions. The stock option equity awards that the Company granted in 2011 and 2010 provide that such options will continue to vest on the schedule provided in the award agreement following an employee's retirement. Because retirement-eligible employees are not required to provide any future service to vest in these awards, we immediately recognized all of the compensation expense associated with stock option awards granted to retirement eligible employees. In 2011, the composition of our annual LTIP award grant was modified to use stock options to a greater extent and to reduce the number of performance share units awarded. Accordingly, costs increased in 2011 due to the significant increase in the number of stock option awards granted in 2011 over those granted in 2010 and an increase in the number of retirement-eligible employees receiving those awards.

In 2010, our labor and related benefits costs increased primarily due to (i) higher salaries and hourly wages due to merit increases; (ii) higher compensation costs due to an increase in headcount driven by our strategic growth plans; (iii) additional bonus expense in 2010 because our performance against targets established by our annual incentive plans was stronger in 2010 compared with 2009; (iv) increased contract labor costs as a result of our current focus on optimizing our information technology systems; (v) increased severance costs; and (vi) higher non-cash compensation costs incurred for equity awards granted under our LTIP. During the second quarter of 2009, we reversed all compensation costs previously recognized for our 2008 performance share units based on a determination that it was no longer probable that the targets established for that award would be met. Additionally, during the first quarter of 2010 we immediately recognized all of the compensation expense associated with stock option awards granted to retirement-eligible employees. We did not incur similar charges in 2009 because this retirement provision was not included in any of the equity awards that were granted during 2009.

Professional fees — During 2011, our professional fees increased due to consulting fees, primarily associated with the start-up phase of new cost savings programs, although these fees declined significantly during the second half of the year. We have begun to see the associated benefits of these programs and expect the benefits to increase throughout 2012. This increase was offset to a certain extent by lower legal fees in 2011 as compared with 2010. This reduction in legal fees in 2011 was primarily the result of the settlement in 2010 of a lawsuit related to the abandonment of revenue management software.

In 2010, our professional fees increased due to consulting fees, driven primarily by improvements we are made to our information technology systems and investments we made to support our strategic growth plans. This increase was partially offset by a reduction in legal fees in 2010 as compared with 2009.

Provision for bad debts — Our provision for bad debts was slightly higher in 2011 as compared with 2010, but both 2011 and 2010 were notably lower than 2009. Our provision was higher in 2009 as a result of the Company's assessment of the weak economic environment in the beginning of 2009 and the resulting impacts on our collection risk. However, due in part to management's continued focus on the collection of our receivables, our collection risk has moderated since 2009, thus resulting in a lower provision in both 2010 and 2011.

Other — During 2011 and 2010, we experienced increases in our computer costs, due in part to improvements we are making to our information technology systems, and litigation loss and settlement costs. Also driving the increase during 2010 was increased marketing and advertising costs, driven in part by our strategic growth plans.

Depreciation and Amortization

Depreciation and amortization includes (i) depreciation of property and equipment, including assets recorded for capital leases, on a straight-line basis from three to 50 years; (ii) amortization of landfill costs, including those incurred and all estimated future costs for landfill development, construction and asset retirement costs arising from closure and post-closure, on a units-of-consumption method as landfill airspace is consumed over the total estimated remaining capacity of a site, which includes both permitted capacity and expansion capacity that meets our Company-specific criteria for amortization purposes; (iii) amortization of landfill asset retirement costs arising from final capping obligations on a units-of-consumption method as airspace is consumed over the estimated capacity associated with each final capping event; and (iv) amortization of intangible assets with a definite life, either using a 150% declining balance approach or a straight-line basis over the definitive terms of the related agreements, which are generally from two to ten years depending on the type of asset.

The following table summarizes the components of our depreciation and amortization costs for the years ended December 31 (dollars in millions):

	2011	Period-to-Period Change		2010	Period-to-Period Change		2009
Depreciation of tangible property and equipment	$ 800	$19	2.4%	$ 781	$ 2	0.3%	$ 779
Amortization of landfill airspace	378	6	1.6	372	14	3.9	358
Amortization of intangible assets	51	10	24.4	41	12	41.4	29
	$1,229	$35	2.9%	$1,194	$28	2.4%	$1,166

The increases in amortization expense of intangible assets in 2011 and 2010 are due to our focus on the growth and development of our business through acquisitions and other investments. The increase in amortization of intangible assets in 2011 is primarily related to the amortization of customer lists, which were acquired (i) through our acquisition of Oakleaf, (ii) by our Southern Group and (iii) by our recycling and electronic brokerage services business. The increase in amortization of intangible assets in 2010 is primarily related to the amortization of definite-lived operating permits acquired by our healthcare solutions operations, customer lists acquired by our Southern and Midwest Groups and gas rights acquired by our renewable energy operations.

Restructuring

Beginning in July 2011, we took steps to streamline our organization as part of our cost savings programs. This reorganization eliminated over 700 employee positions throughout the Company, including approximately 300 open positions. Additionally, subsequent to our acquisition of Oakleaf, we incurred charges in connection with restructuring that organization. During the year ended December 31, 2011, we recognized a total of $19 million of pre-tax restructuring charges, of which $18 million were related to employee severance and benefit costs associated with this reorganization.

In January 2009, we streamlined our organization by (i) consolidating our Market Areas from 45 Market Areas to 25 Market Areas; (ii) integrating the management of our recycling operations with our solid waste businesses in our four geographic Groups; and (iii) realigning our Corporate organization with this new structure in order to provide support functions more efficiently. This restructuring eliminated over 1,500 employee positions throughout the Company. During 2009, we recognized $50 million of pre-tax charges associated with this restructuring, of which $41 million were related to employee severance and benefit costs. The remaining charges were primarily related to lease obligations for property that will no longer be utilized. In 2010, we recognized $2 million of income related to the reversal of pre-tax restructuring charges recorded in 2009.

(Income) Expense from Divestitures, Asset Impairments and Unusual Items

The following table summarizes the major components of "(Income) expense from divestitures, asset impairments and unusual items" for the year ended December 31 for the respective periods (in millions):

	Years Ended December 31,		
	2011	2010	2009
(Income) expense from divestitures	$ 1	$ (1)	$—
Asset impairments	9	—	83
Other	—	(77)	—
	$10	$(78)	$83

Asset Impairments — During the year ended December 31, 2011, we recognized impairment charges relating primarily to two facilities in our medical waste services business as a result of the closure of one site and of continuing operating losses at the other site. We wrote down the net book values of the sites to their estimated fair values.

Through December 31, 2008, we capitalized $70 million of accumulated costs associated with the development of a new waste and recycling revenue management system. A significant portion of these costs was specifically associated with the purchase of a license for waste and recycling revenue management software and the efforts required to develop and configure that software for our use. After a failed pilot implementation of the software in one of our smallest Market Areas, the development efforts associated with the revenue management system were suspended in 2007. During 2009, we determined to enhance and improve our existing revenue management system and not pursue alternatives associated with the development and implementation of the licensed software. Accordingly, in 2009, we recognized a non-cash charge of $51 million for the abandonment of the licensed software.

We recognized an additional $32 million of impairment charges during 2009, $27 million of which was recognized by our Western Group during the fourth quarter of 2009 to fully impair a landfill in California as a result of a change in our expectations for the future operations of the landfill. The remaining impairment charges were primarily attributable to a charge required to write down certain of our investments in portable self-storage operations to their fair value as a result of our acquisition of a controlling financial interest in those operations.

Other — We filed a lawsuit in March 2008 related to the revenue management software implementation that was suspended in 2007 and abandoned in 2009. In April 2010, we settled the lawsuit and received a one-time cash payment. The settlement increased our "Income from operations" for the year ended December 31, 2010 by $77 million.

Income from Operations by Reportable Segment

The following table summarizes income from operations by reportable segment for the years ended December 31 (dollars in millions):

	2011	Period-to-Period Change		2010	Period-to-Period Change		2009
Reportable segments:							
Eastern	$ 559	$ 43	8.3%	$ 516	$ 33	6.8%	$ 483
Midwest	646	113	21.2	533	83	18.4	450
Southern	779	(65)	(7.7)	844	76	9.9	768
Western	576	7	1.2	569	48	9.2	521
Wheelabrator	168	(46)	(21.5)	214	(21)	(8.9)	235
Other	(116)	19	(14.1)	(135)	1	(0.7)	(136)
Corporate and other	(584)	(159)	37.4	(425)	9	(2.1)	(434)
Total	$2,028	$ (88)	(4.2)%	$2,116	$229	12.1%	$1,887

Reportable Segments — The most significant items affecting the results of operations of our four geographic Groups during the three-year period ended December 31, 2011 are summarized below:

- revenue growth from yield on our base business;
- market prices for recyclable commodities reflected significant year-over-year improvement in both 2011 and 2010;
- the accretive benefits of recent acquisitions during 2011and 2010;
- continued volume declines in 2010, and to a lesser extent in 2011, due to the economy, pricing, competition and increasing focus on waste reduction and diversion by consumers;
- higher salaries and wages due to annual merit increases in both 2011 and 2010 for salaried and hourly employees. The increases during 2011 were offset, in large part, by the transfers of certain field sales organization employees to the Corporate sales organization;
- higher maintenance and repair costs during 2011; and
- restructuring charges during 2011 and 2009.

Other significant items affecting the comparability of our Groups' results of operations for the years ended December 31, 2011, 2010 and 2009 are summarized below:

Eastern — During 2009, the Group recognized (i) an $18 million increase in revenues and income from operations associated with an oil and gas lease at one of our landfills; and (ii) a $9 million charge related to bargaining unit employees in New Jersey agreeing to our proposal to withdraw them from an underfunded multiemployer pension fund.

Midwest — The income from operations of our Midwest Group in 2010 was significantly affected by the recognition of charges of $26 million as a result of employees of five bargaining units in Michigan and Ohio agreeing to our proposal to withdraw them from an underfunded multiemployer pension plan.

Additionally, when comparing the average exchange rate in 2010 with 2009, the Canadian exchange rate strengthened by 10%, which increased the Group's income from operations. The effects of foreign currency translation were the most significant to this Group because substantially all of our Canadian operations are managed by our Midwest Group.

Southern — The decrease in income from operations of our Southern Group for the year ended December 31, 2011 as compared with 2010 was driven largely by the volume decline previously discussed, which includes the unfavorable year-over-year impact of 2010 project volumes resulting from oil spill clean-up activities along the Gulf Coast. Additionally, the Group recognized a charge of $11 million in 2011 related to litigation reserves. This charge was initially recognized in "Other" during the fourth quarter of 2010.

Western — The Group's income from operations included additional "Selling, general and administrative" expense of $24 million recognized in 2011 as a result of a litigation loss and $12 million recognized in 2010 in connection with a litigation settlement. The Group's 2009 income from operations included the recognition of an impairment charge of $27 million as a result of a change in expectations for the future operations of an inactive landfill in California.

Further affecting the comparison of results was the recognition of $7 million of favorable adjustments to landfill amortization expense during 2010 associated with our obligations for landfill final capping, closure and post-closure and net expenses of $5 million recognized for adjustments related to these obligations during 2009. The unfavorable adjustments during 2009 primarily related to a closed landfill in Los Angeles, California for which the Group recognized additional amortization expense.

Wheelabrator — The decrease in income from operations of our Wheelabrator Group for the year ended December 31, 2011 as compared with 2010 was driven largely by (i) lower revenues due to the expiration of a long-term electric power capacity agreement that expired December 31, 2010 and the expiration of other long-term contracts at our waste-to-energy and independent power facilities; (ii) an increase in year-to-date costs at our facility in Portsmouth, Virginia that we acquired in April 2010 as we continue to refurbish the facility; and (iii) additional expenses recognized during 2011 for litigation reserves and associated compliance costs. A portion of the expenses for litigation reserves and associated costs were initially recognized in "Other" during the fourth quarter of 2010. The impact of these unfavorable items was partially offset by the efforts to control costs across each of our facilities.

The decrease in the Group's 2010 income from operations as compared with 2009 was driven by an increase in maintenance-related outages as compared with the prior year, which resulted in decreased electricity generation and increased plant maintenance costs. These increases were attributable to the acceleration of repair and maintenance expenses at our facility in Portsmouth, Virginia that we acquired in April 2010, and expenses at certain of our other facilities. The Group also experienced an increase in litigation settlement costs as compared with 2009. These unfavorable items were partially offset by the benefit of increased revenues from the sale of metals.

Significant items affecting the comparability of the remaining components of our results of operations for the years ended December 31, 2011, 2010 and 2009 are summarized below:

Other — Our "Other" income from operations include (i) the effects of those elements of our in-plant services, landfill gas-to-energy operations, and third-party subcontract and administration revenues managed by our Sustainability Services, Renewable Energy and Strategic Accounts organizations, including Oakleaf, respectively, that are not included with the operations of our reportable segments; (ii) our recycling brokerage and electronic recycling services; and (iii) the impacts of investments that we are making in expanded service offerings, such as portable self-storage and fluorescent lamp recycling, and in oil and gas producing properties. In addition, our "Other" income from operations reflects the impacts of (i) non-operating entities that provide financial assurance and self-insurance support for the Groups or financing for our Canadian operations; and (ii) certain year-end adjustments recorded in consolidation related to the reportable segments that were not included in the measure of segment profit or loss used to assess their performance for the periods disclosed.

Significant items affecting the comparability of income from operations for the periods presented include (i) the reversal in 2011 of adjustments initially recorded in consolidation in the fourth quarter of 2010 related to our reportable segments, which are now included in the measure of segment income from operations in 2011 and (ii) losses from our growth initiatives. The adjustments recorded in consolidation were primarily related to $15 million of additional expense for litigation reserves and associated costs in our Southern and Wheelabrator Groups. The losses from our growth initiatives are expected to drive year-over-year improvements in future periods.

Corporate and Other — Significant items affecting the comparability of expenses for the periods presented include:

- a benefit in 2010 of $77 million resulting from a litigation settlement that occurred in April 2010 and $51 million in charges recognized during 2009 for the abandonment of licensed software associated with the revenue management software implementation that was suspended in 2007 and abandoned in 2009;
- increases in "Selling, general and administrative" expenses for the periods presented as a result of cost increases attributable to (i) consulting fees primarily associated with our new cost savings programs focusing on procurement, operational efficiency and back office efficiency and (ii) additional compensation expense due to annual salary and wage increases, headcount increases to support the Company's strategic growth plans, and an increase in costs attributable to our equity compensation. Also affecting the comparison during the periods presented is increased compensation expense during 2011 due to transfers of certain field sales organization employees to the Corporate sales organization and a favorable litigation settlement that occurred in 2010;
- the recognition of a $9 million favorable adjustment during 2011 and net charges of $50 million during 2010 for estimates associated with environmental remediation liabilities at certain of our closed sites;
- changes in U.S. Treasury rates used to estimate the present value of our environmental remediation obligations and recovery assets. As a result of changes in U.S. Treasury rates, we recognized $17 million of unfavorable adjustments during 2011 and $2 million of unfavorable adjustments during 2010, compared with $35 million of favorable adjustments during 2009;

- an increase in 2011 risk management costs, primarily due to increased costs associated with auto and general liability claims and the recognition of a favorable adjustment in 2010 associated with prior period claims; and
- the recognition of $9 million in restructuring charges during 2009.

Renewable Energy Operations

We have extracted value from the waste streams we manage for years, and we are focusing on increasing our ability to do so, particularly in the field of clean and renewable energy. Most significantly, our current operations produce renewable energy through the waste-to-energy facilities that are managed by our Wheelabrator Group and our landfill gas-to-energy operations. We are actively seeking opportunities to enhance our existing renewable energy service offerings to ensure that we can respond to the shifting demands of consumers and to ensure that we are acting as a leader in environmental stewardship.

We are disclosing the following supplemental information related to the operating results of our renewable energy operations for the years ended December 31, 2011 and 2010 (in millions) because we believe that it provides information related to the significance of our current renewable energy operations, the profitability of these operations and the costs we are incurring to develop these operations:

	2011				2010			
	Wheelabrator	Landfill Gas-to-Energy(a)	Growth Opportunities(b)	Total	Wheelabrator	Landfill Gas-to-Energy(a)	Growth Opportunities(b)	Total
Operating revenues (including intercompany)	$ 877	$ 140	$ —	$ 1,017	$ 889	$ 126	$ —	$ 1,015
Costs and expenses:								
Operating	548	60	2	610	512	51	2	565
Selling, general & administrative	92	3	3	98	99	3	3	105
Depreciation and amortization	67	28	—	95	64	24	—	88
Restructuring and unusual items	2	—	—	2	—	—	—	—
	709	91	5	805	675	78	5	758
Income (loss) from operations	$ 168	$ 49	$ (5)	$ 212	$ 214	$ 48	$ (5)	$ 257

(a) Our landfill gas-to-energy business focuses on generating a renewable energy source from the methane that is produced as waste decomposes. The operating results include the revenues and expenses of landfill gas-to-energy plants that we own and operate, as well as revenues generated from the sale of landfill gas to third-party owner/operators. The operating results of our landfill gas-to-energy business are included within our geographic reportable segments and "Other".

(b) Includes businesses and entities we have acquired or invested in through our organic growth group's business development efforts. These businesses include a landfill gas-to-LNG facility; landfill gas-to-diesel fuels technologies; organic waste streams-to-fuels technologies; and other engineered fuels technologies. The operating results of our Growth Opportunities are included within "Other" in our assessment of our income from operations by segment.

Interest Expense

Our interest expense was $481 million in 2011, $473 million in 2010 and $426 million in 2009. When comparing 2011 with 2010, our interest expense increased only slightly in spite of a more significant increase in our debt balances over the course of the year of about $850 million. This was primarily attributable to (i) a decrease in our weighted average borrowing rate that has been achieved by refinancing debt with scheduled maturities in 2011 with debt at much lower fixed interest rates; (ii) the impacts that lower market interest rates had on the cost of certain of our tax-exempt debt; and (iii) a $5 million increase in capitalized interest due primarily to higher capital spending in 2011. In 2011, these decreases in interest expense were partially offset by a decrease in the benefits provided by active and terminated interest rate swap agreements due to the maturity of the underlying senior notes.

When comparing 2010 with 2009, the significant increase in our interest expense was primarily due to (i) the issuance of an additional $600 million of senior notes in November 2009 to support acquisitions and investments made throughout 2010, (ii) significantly higher costs related to our revolving credit facility, and (iii) decreased benefits to interest expense provided by active interest rate swaps as a result of decreases in the notional amount of swaps outstanding. These increases in interest expense were offset, in part, by a decline in market interest rates, which reduced the interest costs of our tax-exempt borrowings and our Canadian credit facility.

Equity in Net Losses of Unconsolidated Entities

Beginning in April 2010, our "Equity in net losses of unconsolidated entities" has been primarily related to our noncontrolling interest in a limited liability company established to invest in and manage low-income housing properties, as well as (i) noncontrolling investments made to support our strategic initiatives and (ii) unconsolidated trusts for final capping, closure, post-closure or environmental obligations. In January 2011, we acquired a noncontrolling interest in a limited liability company established to invest in and manage a refined coal facility. The tax impacts realized as a result of our investments in low-income housing properties and the refined coal facility are discussed below in Provision for Income Taxes. Refer to Notes 9 and 20 to the Consolidated Financial Statements for more information related to these investments.

Provision for Income Taxes

We recorded provisions for income taxes of $511 million in 2011, $629 million in 2010 and $413 million in 2009. These tax provisions resulted in an effective income tax rate of approximately 33.6%, 38.5% and 28.1%, for 2011, 2010 and 2009, respectively. The comparability of our reported income taxes for the years ended December 31, 2011, 2010 and 2009 is primarily affected by (i) variations in our income before income taxes; (ii) the utilization of a capital loss carry-back; (iii) the realization of state net operating loss and credit carry-forwards; (iv) changes in effective state and Canadian statutory tax rates; (v) tax audit settlements; and (vi) the impact of federal low-income housing and refined coal tax credits. The impacts of these items are summarized below:

- *Capital Loss Carry-back* — During 2009, we generated a capital loss from the liquidation of a foreign subsidiary. We determined that the capital loss could be utilized to offset capital gains from 2006 and 2007, which resulted in a reduction to our 2009 "Provision for income taxes" of $65 million.
- *State Net Operating Loss and Credit Carry-forwards* — During 2011, 2010 and 2009, we utilized state net operating loss and credit carry-forwards resulting in a reduction to our "Provision for income taxes" for those periods of $4 million, $4 million, and $35 million, respectively.
- *Canadian and State Tax Rate Changes* — During 2011, our state deferred income taxes increased by $3 million to reflect the impact of changes in the estimated tax rate at which existing temporary differences will be realized. During 2010, our current state tax rate increased from 6.25% to 6.75% resulting in an increase to our provision for income taxes of $5 million. In addition, our state deferred income taxes increased $37 million to reflect the impact of changes in the estimated tax rate at which existing temporary differences will be realized. During 2009, our current state tax rate increased from 6.0% to 6.25% and our deferred state tax rate increased from 5.5% to 5.75%, resulting in an increase to our income taxes of $3 million and $6 million, respectively. Also affecting 2009 was the reduction of provincial tax rates in Ontario, which resulted in a $13 million tax benefit as a result of the revaluation of the related deferred tax balances.
- *Tax Audit Settlements* — The settlement of various tax audits resulted in reductions in income tax expense of $12 million for the year ended December 31, 2011, $8 million for the year ended December 31, 2010 and $11 million for the year ended December 31, 2009.
- *Federal Low-income Housing Tax Credits* — Our federal low-income housing investment and the resulting credits reduced our provision for income taxes by $38 million for the year ended December 31, 2011 and $26 million for the year ended December 31, 2010. Refer to Note 9 to the Consolidated Financial Statements for more information related to our federal low-income housing investment.

- *Refined Coal Investment Tax Credits* — Our refined coal facility investment and the resulting credits reduced our provision for income taxes by $17 million for the year ended December 31, 2011. Refer to Note 9 to the Consolidated Financial Statements for more information related to our refined coal investment.

Our acquisition of Oakleaf did not materially impact our provision for income taxes or the effective income tax rate for the period ended December 31, 2011. We did receive, as part of the acquisition, income tax attributes (primarily federal and state net operating losses). While these tax attributes, when realized, will not affect our overall provision for income taxes, they will have a favorable impact on our cash taxes, although we do not anticipate the impact to be material to our overall cash flow from operations.

We expect our 2012 recurring effective tax rate will be approximately 35.5% based on expected income levels, projected federal tax credits and other permanent items.

The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act, signed into law on December 17, 2010, included an extension of the bonus depreciation allowance through the end of 2012 and increased the amount of qualifying capital expenditures that can be depreciated immediately from 50% to 100%. The 100% depreciation deduction applies to qualifying property placed in service from September 8, 2010 through December 31, 2011. The acceleration of deductions on 2011 capital expenditures resulting from the bonus depreciation provision had no impact on our 2011 effective tax rate. However, the ability to accelerate depreciation deductions decreased our 2011 cash taxes by approximately $190 million. Taking the accelerated tax depreciation will result in increased cash taxes in future periods when the deductions for these capital expenditures would have otherwise been taken.

Noncontrolling Interests

Net income attributable to noncontrolling interests was $48 million in 2011, $49 million in 2010 and $66 million in 2009. These amounts are principally related to third parties' equity interests in two limited liability companies that own three waste-to-energy facilities operated by our Wheelabrator Group. The comparison of these amounts for the reported periods has been affected by (i) our January 2010 acquisition of a controlling financial interest in a portable self-storage business and (ii) the deconsolidation of certain final capping, closure, post-closure and environmental remediation trusts as a result of our implementation of authoritative accounting guidance, effective January 1, 2010, associated with variable interest entities. Refer to Note 20 to the Consolidated Financial Statements for information related to the consolidation of these variable interest entities.

Landfill and Environmental Remediation Discussion and Analysis

We owned or operated 266 solid waste and five secure hazardous waste landfills at December 31, 2011 and 2010. At December 31, 2011 and 2010, the expected remaining capacity, in cubic yards and tonnage of waste that can be accepted at our owned or operated landfills, is shown below (in millions):

	December 31, 2011			December 31, 2010		
	Remaining Permitted Capacity	Expansion Capacity	Total Capacity	Remaining Permitted Capacity	Expansion Capacity	Total Capacity
Remaining cubic yards	4,730	621	5,351	4,793	600	5,393
Remaining tonnage	4,485	621	5,106	4,391	603	4,994

Based on remaining permitted airspace as of December 31, 2011 and projected annual disposal volumes, the weighted average remaining landfill life for all of our owned or operated landfills is approximately 42 years. Many of our landfills have the potential for expanded disposal capacity beyond what is currently permitted. We monitor the availability of permitted disposal capacity at each of our landfills and evaluate whether to pursue an expansion at a given landfill based on estimated future waste volumes and prices, remaining capacity and likelihood of obtaining an expansion permit. We are seeking expansion permits at 33 of our landfills that meet the expansion criteria outlined in the *Critical Accounting Estimates and Assumptions* section above. Although no assurances can be made that all future expansions will be permitted or permitted as designed, the weighted average remaining landfill life for all owned or operated landfills is approximately 48 years when considering remaining permitted airspace, expansion airspace and projected annual disposal volume.

The number of landfills we own or operate as of December 31, 2011, segregated by their estimated operating lives (in years), based on remaining permitted and expansion airspace and projected annual disposal volume, was as follows:

	0 to 5	6 to 10	11 to 20	21 to 40	41+	Total
Owned	11	9	32	69	90	211
Operated through lease(a)	5	4	4	5	7	25
Operating contracts(b)	10	6	8	5	6	35
Total landfills	26	19	44	79	103	271

(a) From an operating perspective, landfills we operate through lease agreements are similar to landfills we own because we own the landfill's operating permit and will operate the landfill for the entire lease term, which in many cases is the life of the landfill. We are usually responsible for the final capping, closure and post-closure obligations of the landfills we lease.

(b) For operating contracts, the property owner owns the permit and we operate the landfill for a contracted term, which may be the life of the landfill. However, we are generally responsible for final capping, closure and post-closure obligations under the operating contracts.

The following table reflects landfill capacity and airspace changes, as measured in tons of waste, for landfills owned or operated by us during the years ended December 31, 2011 and 2010 (in millions):

	December 31, 2011			December 31, 2010		
	Remaining Permitted Capacity	Expansion Capacity	Total Capacity	Remaining Permitted Capacity	Expansion Capacity	Total Capacity
Balance, beginning of year	4,391	603	4,994	4,075	726	4,801
Acquisitions, divestitures, newly permitted landfills and closures	—	—	—	14	—	14
Changes in expansions pursued(a)	—	101	101	—	120	120
Expansion permits granted(b)	84	(84)	—	238	(238)	—
Airspace consumed	(90)	—	(90)	(91)	—	(91)
Changes in engineering estimates and other(c)	100	1	101	155	(5)	150
Balance, end of year	4,485	621	5,106	4,391	603	4,994

(a) Amounts reflected here relate to the combined impacts of (i) new expansions pursued; (ii) increases or decreases in the airspace being pursued for ongoing expansion efforts; (iii) adjustments for differences between the airspace being pursued and airspace granted and (iv) decreases due to decisions to no longer pursue expansion permits.

(b) We received expansion permits at eight of our landfills during 2011 and 13 of our landfills during 2010, demonstrating our continued success in working with municipalities and regulatory agencies to expand the disposal capacity of our existing landfills.

(c) Changes in engineering estimates can result in changes to the estimated available remaining capacity of a landfill or changes in the utilization of such landfill capacity, affecting the number of tons that can be placed in the future. Estimates of the amount of waste that can be placed in the future are reviewed annually by our engineers and are based on a number of factors, including standard engineering techniques and site-specific factors such as current and projected mix of waste type; initial and projected waste density; estimated number of years of life remaining; depth of underlying waste; anticipated access to moisture through precipitation or recirculation of landfill leachate; and operating practices. We continually focus on improving the utilization of airspace through efforts that include recirculating landfill leachate where allowed by permit; optimizing the placement of daily cover materials; and increasing initial compaction through improved landfill equipment, operations and training.

The tons received at our landfills in 2011 and 2010 are shown below (tons in thousands):

	2011			2010		
	# of Sites	Total Tons	Tons per Day	# of Sites	Total Tons	Tons per Day
Solid waste landfills	266(a)	91,130	334	266	91,863	336
Hazardous waste landfills	5	599	2	5	667	2
	271	91,729	336	271	92,530	338
Solid waste landfills closed or divested during related year	1	49		3	295	
		91,778(b)			92,825(b)	

(a) In 2011, we developed one landfill and closed one landfill.

(b) These amounts include 1.4 million tons at December 31, 2011 and 1.7 million tons at December 31, 2010 that were received at our landfills but were used for beneficial purposes and generally were redirected from the permitted airspace to other areas of the landfill. Waste types that are frequently identified for beneficial use include green waste for composting and clean dirt for on-site construction projects.

When a landfill we own or operate receives certification of closure from the applicable regulatory agency, we generally transfer the management of the site, including any remediation activities, to our closed sites management group. As of December 31, 2011, our closed sites management group managed 207 closed landfills.

Landfill Assets — We capitalize various costs that we incur to prepare a landfill to accept waste. These costs generally include expenditures for land (including the landfill footprint and required landfill buffer property), permitting, excavation, liner material and installation, landfill leachate collection systems, landfill gas collection systems, environmental monitoring equipment for groundwater and landfill gas, directly related engineering, capitalized interest, and on-site road construction and other capital infrastructure costs. The cost basis of our landfill assets also includes estimates of future costs associated with landfill final capping, closure and post-closure activities, which are discussed further below.

The following table reflects the total cost basis of our landfill assets and accumulated landfill airspace amortization as of December 31, 2011 and 2010, and summarizes significant changes in these amounts during 2011 (in millions):

	Cost Basis of Landfill Assets	Accumulated Landfill Airspace Amortization	Landfill Assets
December 31, 2010	$12,777	$(6,792)	$5,985
Capital additions	398	—	398
Asset retirement obligations incurred and capitalized	49	—	49
Acquisitions	—	—	—
Amortization of landfill airspace	—	(378)	(378)
Foreign currency translation	(32)	8	(24)
Asset retirements and other adjustments	(252)	231	(21)
December 31, 2011	$12,940	$(6,931)	$6,009

As of December 31, 2011, we estimate that we will spend approximately $400 million in 2012, and approximately $1 billion in 2013 and 2014 combined for the construction and development of our landfill assets. The specific timing of landfill capital spending is dependent on future events, and spending estimates are subject to change due to fluctuations in landfill waste volumes, changes in environmental requirements and other factors impacting landfill operations.

Landfill and Environmental Remediation Liabilities — As we accept waste at our landfills, we incur significant asset retirement obligations, which include liabilities associated with landfill final capping, closure and post-closure activities. These liabilities are accounted for in accordance with authoritative guidance associated with accounting for asset retirement obligations, and are discussed in Note 3 of our Consolidated Financial Statements. We also have liabilities for the remediation of properties that have incurred environmental damage, which generally was caused by operations or for damage caused by conditions that existed before we acquired operations or a site. We recognize environmental remediation liabilities when we determine that the liability is probable and the estimated cost for the likely remedy can be reasonably estimated.

The following table reflects our landfill liabilities and our environmental remediation liabilities as of December 31, 2011 and 2010, and summarizes significant changes in these amounts during 2011 (in millions):

	Landfill	Environmental Remediation
December 31, 2010	$1,266	$284
Obligations incurred and capitalized	49	—
Obligations settled	(80)	(37)
Interest accretion	84	6
Revisions in cost estimates and interest rate assumptions	(30)	23
Acquisitions, divestitures and other adjustments	3	(3)
December 31, 2011	$1,292	$273

Landfill Costs and Expenses — As disclosed in the *Operating Expenses* section above, our landfill operating costs include interest accretion on asset retirement obligations, interest accretion on and discount rate adjustments to environmental remediation liabilities and recovery assets, leachate and methane collection and treatment, landfill remediation costs, and other landfill site costs. The following table summarizes these costs for each of the three years indicated (in millions):

	Years Ended December 31,		
	2011	2010	2009
Interest accretion on landfill liabilities	$ 84	$ 82	$ 80
Interest accretion on and discount rate adjustments to environmental remediation liabilities and recovery assets	23	8	(30)
Leachate and methane collection and treatment	76	64	69
Landfill remediation costs	—	63	23
Other landfill site costs	72	77	80
Total landfill operating costs	$255	$294	$222

The comparison of these costs for the reported periods has been significantly affected by accounting for changes in the risk-free discount rate that we use to estimate the present value of our environmental remediation liabilities and environmental remediation recovery assets, which is based on the rate for U.S. Treasury bonds with a term approximating the weighted-average period until settlement of the underlying obligations. Additionally, in 2010, we increased our cost estimates associated with environmental remediation obligations primarily based on a review and evaluation of existing remediation projects. As these remediation projects progressed, more defined plans were developed, resulting in a net increase in remediation expense to reflect the more likely remedies. In 2011, we had a favorable revision to an environmental remediation liability at a closed site based on the estimated cost of the remediation alternative selected by the EPA.

Amortization of landfill airspace, which is included as a component of "Depreciation and amortization" expense, includes the following:

- the amortization of landfill capital costs, including (i) costs that have been incurred and capitalized and (ii) estimated future costs for landfill development and construction required to develop our landfills to their remaining permitted and expansion airspace; and
- the amortization of asset retirement costs arising from final landfill capping, closure and post-closure obligations, including (i) costs that have been incurred and capitalized and (ii) projected asset retirement costs.

Amortization expense is recorded on a units-of-consumption basis, applying cost as a rate per ton. The rate per ton is calculated by dividing each component of the amortizable basis of a landfill by the number of tons needed to fill the corresponding asset's airspace. Landfill capital costs and closure and post-closure asset retirement costs are generally incurred to support the operation of the landfill over its entire operating life, and are, therefore, amortized on a per-ton basis using a landfill's total airspace capacity. Final capping asset retirement costs are related to a specific final capping event and are, therefore, amortized on a per-ton basis using each discrete final capping event's estimated airspace capacity. Accordingly, each landfill has multiple per-ton amortization rates.

The following table presents our landfill airspace amortization expense on a per-ton basis:

	Years Ended December 31,		
	2011	2010	2009
Amortization of landfill airspace (in millions)	$ 378	$ 372	$ 358
Tons received, net of redirected waste (in millions)	90	91	92
Average landfill airspace amortization expense per ton	$4.19	$4.08	$3.90

Different per-ton amortization rates are applied at each of our 271 landfills, and per-ton amortization rates vary significantly from one landfill to another due to (i) inconsistencies that often exist in construction costs and provincial, state and local regulatory requirements for landfill development and landfill final capping, closure and post-closure activities; and (ii) differences in the cost basis of landfills that we develop versus those that we acquire. Accordingly, our landfill airspace amortization expense measured on a per-ton basis can fluctuate due to changes in the mix of volumes we receive across the Company year-over-year. The comparability of our total Company average landfill airspace amortization expense per ton for the years ended December 31, 2011, 2010 and 2009 has also been affected by the recognition of reductions to amortization expense for changes in our estimates related to our final capping, closure and post-closure obligations. Landfill amortization expense was reduced by $11 million in 2011, $13 million in 2010 and $14 million in 2009, for the effects of these changes in estimates. In each year, the majority of the reduced expense resulted from revisions in the estimated timing or cost of final capping events that were generally the result of (i) concerted efforts to improve the operating efficiencies of our landfills and volume declines, both of which have allowed us to delay spending for final capping activities; (ii) effectively managing the cost of final capping material and construction; or (iii) landfill expansions that resulted in reduced or deferred final capping costs.

Liquidity and Capital Resources

We continually monitor our actual and forecasted cash flows, our liquidity and our capital resources, enabling us to plan for our present needs and fund unbudgeted business activities that may arise during the year as a result of changing business conditions or new opportunities. In addition to our working capital needs for the general and administrative costs of our ongoing operations, we have cash requirements for: (i) the construction and expansion of our landfills; (ii) additions to and maintenance of our trucking fleet and landfill equipment; (iii) construction, refurbishments and improvements at waste-to-energy and materials recovery facilities; (iv) the container and equipment needs of our operations; (v) final capping, closure and post-closure activities at our landfills; (vi) the repayment of debt and discharging of other obligations; and (vii) capital expenditures, acquisitions and investments in support of our strategic growth plans. We also are committed to providing our shareholders with a return on their investment through our capital allocation program that provides for dividend payments and share repurchases.

Summary of Cash and Cash Equivalents, Restricted Trust and Escrow Accounts and Debt Obligations

The following is a summary of our cash and cash equivalents, restricted trust and escrow accounts and debt balances as of December 31, 2011 and 2010 (in millions):

	2011	2010
Cash and cash equivalents	$ 258	$ 539
Restricted trust and escrow accounts:		
Final capping, closure, post-closure and environmental remediation funds	$ 123	$ 124
Tax-exempt bond funds	14	14
Other	15	8
Total restricted trust and escrow accounts	$ 152	$ 146
Debt:		
Current portion	$ 631	$ 233
Long-term portion	9,125	8,674
Total debt	$9,756	$8,907
Increase in carrying value of debt due to hedge accounting for interest rate swaps	$ 102	$ 79

Cash and cash equivalents — Cash and cash equivalents consist primarily of cash on deposit and money market funds that invest in U.S. government obligations with original maturities of three months or less. Our cash and cash equivalents have decreased as a result of the execution of our strategic growth plans, which has increased our level of capital spending, acquisitions and investments.

Restricted trust and escrow accounts — Restricted trust and escrow accounts consist primarily of (i) funds deposited for purposes of settling landfill final capping, closure, post-closure and environmental remediation obligations; and (ii) funds received from the issuance of tax-exempt bonds held in trust for the construction of various projects or facilities. These balances are primarily included within long-term "Other assets" in our Consolidated Balance Sheets.

Debt — We use long-term borrowings in addition to the cash we generate from operations as part of our overall financial strategy to support and grow our business. We primarily use senior notes and tax-exempt bonds to borrow on a long-term basis, but also use other instruments and facilities when appropriate. The components of our long-term borrowings as of December 31, 2011 are described in Note 7 to the Consolidated Financial Statements.

Changes in our outstanding debt balances from December 31, 2010 to December 31, 2011 were primarily due to (i) net debt borrowings of $698 million; (ii) $100 million in non-cash proceeds from tax-exempt borrowings; and (ii) the impacts of accounting for other non-cash changes in our debt balances due to hedge accounting for interest rate swaps, foreign currency translation, interest accretion and capital leases.

As of December 31, 2011, we had (i) $925 million of debt maturing within twelve months, including $150 million of borrowings outstanding under our revolving credit facility, U.S.$137 million of advances outstanding under our Canadian credit facility, $400 million of 6.375% senior notes that mature in November 2012 and $168 million of tax-exempt bonds and (ii) $305 million of fixed-rate tax-exempt borrowings subject to re-pricing within the next twelve months. Under accounting principles generally accepted in the United States, this debt must be classified as current unless we have the intent and ability to refinance it on a long-term basis. We have the intent and ability to refinance $599 million of this debt on a long-term basis and have classified the remaining $631 million as current obligations as of December 31, 2011. In January 2012, we borrowed an additional $50 million under our revolving credit facility, increasing the total loans outstanding under our revolving credit facility to $200 million.

We have credit facilities in place to support our liquidity and financial assurance needs. The following table summarizes our outstanding letters of credit (in millions) at December 31, categorized by type of facility:

	2011	2010
Revolving credit facility(a)	$1,012	$1,138
Letter of credit facilities(b)	502	505
Other(c)	251	237
	$1,765	$1,880

(a) In May 2011, we amended and restated our $2.0 billion revolving credit facility as a result of changes in market conditions, which significantly reduced the cost of the facility. We also extended the term through May 2016. At December 31, 2011, we had $150 million of outstanding borrowings and $1,012 million of letters of credit issued and supported by the facility, leaving an unused and available credit capacity of $838 million.

(b) As of December 31, 2011, we had an aggregate committed capacity of $505 million under letter of credit facilities with terms that extend from June 2013 to June 2015. As of December 31, 2011, no borrowings were outstanding under these letter of credit facilities and we had $3 million of unused or available credit capacity.

(c) These letters of credit are outstanding under various arrangements that do not obligate the counterparty to provide a committed capacity.

Summary of Cash Flow Activity

The following is a summary of our cash flows for the years ended December 31 (in millions):

	2011	2010	2009
Net cash provided by operating activities	$ 2,469	$ 2,275	$ 2,362
Net cash used in investing activities	$(2,185)	$(1,606)	$(1,250)
Net cash used in financing activities	$ (566)	$(1,273)	$ (457)

Net Cash Provided by Operating Activities — The most significant items affecting the comparison of our operating cash flows in 2011 as compared with 2010 are summarized below:

- *Decreased income tax payments* — Cash paid for income taxes, net of excess tax benefits, was approximately $242 million lower in 2011 due in large part to the extension of the bonus depreciation legislation. The ability to accelerate depreciation deductions decreased our full year 2011 cash taxes by approximately $175 million. Also contributing to the decrease in cash paid for taxes in 2011, is an increase in federal tax credits provided by our investments in two unconsolidated entities. These investments are discussed in Note 9 and Note 20 of the Consolidated Financial Statements.

- *2010 Non-recurring cash inflows* — Two significant cash transactions benefited cash provided by operating activities for the year ended December 31, 2010. In the second quarter of 2010, we received $77 million for a litigation settlement, and in the third quarter of 2010, we received a $65 million federal tax refund related to the liquidation of a foreign subsidiary in 2009.

- *Settlement of Canadian hedge* — In December 2010, our previously existing foreign currency hedges matured and we paid cash of $37 million upon settlement. The cash payment from the settlement was classified as a change in accrued liabilities within "Net cash provided by operating activities" in the Consolidated Statement of Cash Flows.

- *Changes in assets and liabilities, net of effects from business acquisitions and divestitures* — Our cash flow from operations was favorably impacted in 2011 by changes in our working capital accounts. Although our working capital changes may vary from year to year, they are typically driven by changes in accounts receivable, which are affected by both revenue changes and timing of payments received, and accounts payable changes, which are affected by both cost changes and timing of payments.

The most significant items affecting the comparison of our operating cash flows for 2010 and 2009 are summarized below:

- *Increase in earnings* — Our income from operations increased by $229 million on a year-over-year basis, driven, in part, by a favorable cash benefit of $77 million resulting from a litigation settlement in April 2010. This earnings increase was also impacted by (i) the recognition of a $51 million non-cash charge associated with the abandonment of licensed revenue management software and (ii) the recognition of a $27 million non-cash charge in 2009 as a result of a change in expectations for the future operations of an inactive landfill in California.

  The comparison of our 2010 and 2009 income from operations was also affected by a $91 million increase in non-cash charges attributable to (i) equity-based compensation expense; (ii) interest accretion on landfill liabilities; (iii) interest accretion and discount rate adjustments on environmental remediation liabilities and recovery assets; (iv) depreciation and amortization; and (v) the impact of the withdrawal of certain bargaining units from multiemployer pension plans. While these increases in non-cash charges unfavorably affected our earnings comparison, there was no impact on net cash provided by operating activities.

- *Changes in assets and liabilities, net of effects from business acquisitions and divestitures* — Our cash flow from operations was negatively impacted in 2010 and favorably impacted in 2009, by changes in our working capital accounts. Although our working capital changes may vary from year to year, they are typically driven by changes in accounts receivable, which are affected by both revenue changes and timing of payments received, and accounts payable changes, which are affected by both cost changes and timing of payments. Additionally, the following are other significant items that affected our cash flow from operations:

  - *Increased income tax payments* — Cash paid for income taxes, net of excess tax benefits associated with equity-based transactions, was approximately $86 million higher on a year-over-year basis. The comparability of our effective tax rates is discussed in the *Provision for income taxes* section above.

  - *Increased interest payments* — Cash paid for interest was approximately $61 million higher on a year-over-year basis. This increase was primarily due to (i) the issuance of an additional $600 million of senior notes in November 2009 to support acquisitions and investments made throughout 2010; (ii) significantly higher costs related to the execution and maintenance of our revolving credit facility, which was refinanced in June 2010; and (iii) a decrease in benefits to interest expense provided by active interest rate swaps as a result of decreases in the notional amount of swaps outstanding.

  - *Settlement of Canadian hedge* — In December 2010, our previously existing foreign currency hedges matured and we paid cash of $37 million upon settlement. The cash payment from the settlement was classified as a change in accrued liabilities within "Net cash provided by operating activities" in the Consolidated Statement of Cash Flows.

  - *Liquidation of a foreign subsidiary* — We received a $65 million federal tax refund in the third quarter of 2010 related to the liquidation of a foreign subsidiary in 2009. The cash proceeds were classified as a change in other current assets within "Net cash provided by operating activities" in the Consolidated Statement of Cash Flows.

Net Cash Used in Investing Activities — The most significant items affecting the comparison of our investing cash flows for the periods presented are summarized below:

- *Capital expenditures* — We used $1,324 million during 2011 for capital expenditures, compared with $1,104 million in 2010 and $1,179 million in 2009. The increase in capital expenditures in 2011 is a result of our increased spending on natural gas vehicles and fueling infrastructure, information technology infrastructure and growth initiatives, as well as our taking advantage of the bonus depreciation legislation. The year-over-year comparison of 2011 with 2010 was also affected by timing differences associated with cash payments for the previous years' fourth quarter capital spending. Approximately $206 million of our fourth quarter 2010 spending was paid in cash in the first quarter of 2011 compared with approximately $145 million of our fourth quarter 2009 spending that was paid in the first quarter of 2010.

- *Acquisitions* — Our spending on acquisitions increased from $281 million during 2009 to $407 million in 2010 and to $867 million in 2011. During the third quarter of 2011, we paid $432 million, net of cash received of $4 million and inclusive of certain adjustments, to acquire Oakleaf, which provides outsourced waste and recycling services through a nationwide network of third-party haulers. During the second quarter of 2010, we paid approximately $150 million to acquire a waste-to-energy facility in Portsmouth, Virginia. We continue to focus on accretive acquisitions and growth opportunities that will contribute to improved future results of operations and enhance and expand our existing service offerings.

- *Investments in unconsolidated entities* — We made $155 million of cash investments in unconsolidated entities during 2011. These investments included a $48 million payment made to acquire a noncontrolling interest in a limited liability company, which was established to invest in and manage a refined coal facility in North Dakota, and $107 million of investments primarily related to furthering our goal of growing into new markets by investing in greener technologies.

  We made $173 million of cash investments in unconsolidated entities during 2010. These cash investments were primarily related to a $142 million payment made to acquire a 40% equity investment in Shanghai Environment Group, a subsidiary of Shanghai Chengtou Holding Co., Ltd. As a joint venture partner in SEG, we participate in the operation and management of waste-to-energy and other waste services in the Chinese market. SEG's focus also includes building new waste-to-energy facilities in China.

- *Net receipts from restricted funds* — Net cash received from our restricted trust and escrow accounts, which are largely generated from the issuance of tax-exempt bonds for our capital needs, contributed $107 million to our investing activities in 2011 compared with $48 million in 2010 and $196 million in 2009. The significant decrease in cash received from our restricted trust and escrow accounts during 2010 was due to a decrease in tax-exempt borrowings.

Net Cash Used in Financing Activities — The most significant items affecting the comparison of our financing cash flows for the periods presented are summarized below:

- *Share repurchases and dividend payments* — Our 2011, 2010 and 2009 share repurchases and dividend payments have been made in accordance with capital allocation programs approved by our Board of Directors.

  We paid $575 million for share repurchases in 2011, compared with $501 million in 2010 and $226 million in 2009. We repurchased approximately 17 million, 15 million and 7 million shares of our common stock in 2011, 2010 and 2009, respectively. We did not repurchase shares during the first half of 2009 given the state of the economy and the financial markets. In the second half of 2009, we resumed repurchases of our common stock following improvements in the economy and capital markets.

  We paid an aggregate of $637 million in cash dividends during 2011, compared with $604 million in 2010 and $569 million in 2009. The increase in dividend payments is due to our quarterly per share dividend increasing from $0.29 in 2009, to $0.315 in 2010 and to $0.34 in 2011, and has been offset in part by a reduction in our common stock outstanding as a result of our share repurchase programs.

  In December 2011, we announced that our Board of Directors expects to increase the per share quarterly dividend from $0.34 to $0.355 for dividends declared in 2012. However, all future dividend declarations are at the discretion of the Board of Directors, and depend on various factors, including our net earnings, financial condition, cash required for future business plans and other factors the Board of Directors may deem relevant. In December 2011, the Board of Directors approved up to $500 million in share repurchases for 2012. However, future share repurchases will be made at the discretion of management, and will depend on factors similar to those considered by the Board of Directors in making dividend declarations.

- *Proceeds from the exercise of common stock options* — The exercise of common stock options and the related excess tax benefits generated a total of $45 million of financing cash inflows during 2011 compared with $54 million during 2010 and $20 million during 2009.

- *Net debt repayments* — Net debt borrowings were $698 million in 2011, net debt repayments were $204 million in 2010 and net debt borrowings were $414 million in 2009. The following summarizes our most significant cash borrowings and debt repayments made during each year (in millions):

	Years Ended December 31,		
	2011	2010	2009
Borrowings:			
Revolving credit facility(a)	$ 150	$ —	$ —
Canadian credit facility	137	316	364
Senior notes	893	592	1,385
Capital leases and other	21	—	—
	$1,201	$ 908	$ 1,749
Repayments:			
Revolving credit facility(a)	$ —	$ —	$ (310)
Canadian credit facility	(214)	(372)	(395)
Senior notes	(147)	(600)	(500)
Tax exempt bonds	(25)	(52)	(65)
Tax exempt project bonds	(30)	(39)	(39)
Capital leases and other debt	(87)	(49)	(26)
	$ (503)	$(1,112)	$(1,335)
Net borrowings (repayments)	$ 698	$ (204)	$ 414

(a) Due to the short-term maturities of the borrowings under the revolving credit facility, we have reported these cash flows on a net basis in the Consolidated Statement of Cash Flows in accordance with accounting principles generally accepted in the U.S.

This summary excludes the impacts of non-cash borrowings and debt repayments. For the years ended December 31, 2011 and 2009, these non-cash financing activities were primarily associated with our tax-exempt bond financings. Proceeds from tax-exempt bond issuances, net of principal repayments made directly from trust funds, were $100 million and $105 million, respectively. During the year ended December 31, 2010, we did not have any tax-exempt bond financings; however, we did have a $215 million non-cash increase in our debt obligations as a result of the issuance of a note payable in return for a noncontrolling interest in a limited liability company established to invest in and manage low-income housing properties. This investment is discussed in detail in Note 9 to the Consolidated Financial Statements.

- *Other* — Net cash used in other financing activities was $46 million in 2011 and $50 million in 2009 while net cash provided from other financing activities was $18 million in 2010. These activities are primarily attributable to changes in our accrued liabilities for checks written in excess of cash balances due to the timing of cash deposits or payments. During 2011, the cash used for these activities included $7 million of financing costs paid in May to amend and restate our $2.0 billion revolving credit facility. The cash provided by changes in our accrued liabilities for checks written in excess of cash balances in 2010 was offset, in part, by $13 million of financing costs paid in June to initially execute our $2.0 billion revolving credit facility.

Summary of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2011 and the anticipated effect of these obligations on our liquidity in future years (in millions):

	2012	2013	2014	2015	2016	Thereafter	Total
Recorded Obligations:							
Expected environmental liabilities(a)							
Final capping, closure and post-closure	$ 123	$ 98	$ 86	$114	$ 95	$1,993	$ 2,509
Environmental remediation	38	26	27	24	12	138	265
	161	124	113	138	107	2,131	2,774
Debt payments(b),(c),(d)	918	210	460	455	696	6,924	9,663
Unrecorded Obligations:(e)							
Non-cancelable operating lease obligations	91	77	68	56	45	238	575
Estimated unconditional purchase obligations(f)	148	143	47	36	29	237	640
Anticipated liquidity impact as of December 31, 2011	$1,318	$554	$688	$685	$877	$9,530	$13,652

(a) Environmental liabilities include final capping, closure, post-closure and environmental remediation costs. The amounts included here reflect environmental liabilities recorded in our Consolidated Balance Sheet as of December 31, 2011 without the impact of discounting and inflation. Our recorded environmental liabilities for final capping, closure and post-closure will increase as we continue to place additional tons within the permitted airspace at our landfills.

(b) The amounts reported here represent the scheduled principal payments related to our long-term debt, excluding related interest. Refer to Note 7 to the Consolidated Financial Statements for information regarding interest rates.

(c) Our debt obligations as of December 31, 2011 include $305 million of tax-exempt bonds subject to re-pricing within the next twelve months, which is prior to their scheduled maturities. If the re-offerings of the bonds are unsuccessful, then the bonds can be put to us, requiring immediate repayment. We have classified the anticipated cash flows for these contractual obligations based on the scheduled maturity of the borrowing for purposes of this disclosure. For additional information regarding the classification of these borrowings in our Consolidated Balance Sheet as of December 31, 2011, refer to Note 7 to the Consolidated Financial Statements.

(d) Our recorded debt obligations include non-cash adjustments associated with discounts, premiums and fair value adjustments for interest rate hedging activities. These amounts have been excluded here because they will not result in an impact to our liquidity in future periods.

(e) Our unrecorded obligations represent operating lease obligations and purchase commitments from which we expect to realize an economic benefit in future periods. We have also made certain guarantees, as discussed in Note 11 to the Consolidated Financial Statements, that we do not expect to materially affect our current or future financial position, results of operations or liquidity.

(f) Our unconditional purchase obligations are for various contractual obligations that we generally incur in the ordinary course of our business. Certain of our obligations are quantity driven. For contracts that require us to purchase minimum quantities of goods or services, we have estimated our future minimum obligations based on the current market values of the underlying products or services. Accordingly, the amounts reported in the table are not necessarily indicative of our actual cash flow obligations. See Note 11 to the Consolidated Financial Statements for discussion of the nature and terms of our unconditional purchase obligations.

Liquidity Impacts of Uncertain Tax Positions

As discussed in Note 9 of our Consolidated Financial Statements, we have liabilities associated with unrecognized tax benefits and related interest. These liabilities are primarily included as a component of long-term "Other liabilities" in our Consolidated Balance Sheet because the Company generally does not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. We are not able to reasonably estimate when we would make any cash payments required to settle these liabilities, but do not believe that the ultimate settlement of our obligations will materially affect our liquidity.

Off-Balance Sheet Arrangements

We are party to guarantee arrangements with unconsolidated entities as discussed in the *Guarantees* section of Note 11 to the Consolidated Financial Statements. These arrangements have not materially affected our financial position, results of operations or liquidity during the year ended December 31, 2011 nor are they expected to have a material impact on our future financial position, results of operations or liquidity.

Inflation

While inflationary increases in costs, including the cost of diesel fuel, have affected our operating margins in recent years, we believe that inflation generally has not had, and in the near future is not expected to have, any material adverse effect on our results of operations. However, as of December 31, 2011, over 17% of our collection revenues are generated under long-term agreements with price adjustments based on various indices intended to measure inflation. Additionally, management's estimates associated with inflation have had, and will continue to have, an impact on our accounting for landfill and environmental remediation liabilities.

New Accounting Pronouncements

Fair Value Measurements — In May 2011, the FASB amended authoritative guidance associated with fair value measurements. This amended guidance defines certain requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. generally accepted accounting principles. The amendments to authoritative guidance associated with fair value measurements were effective for the Company on January 1, 2012 and are to be applied prospectively. We do not expect that the adoption of this guidance will have a material impact on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

In the normal course of business, we are exposed to market risks, including changes in interest rates, Canadian currency rates and certain commodity prices. From time to time, we use derivatives to manage some portion of these risks. Our derivatives are agreements with independent counterparties that provide for payments based on a notional amount. As of December 31, 2011, all of our derivative transactions were related to actual or anticipated economic exposures. We are exposed to credit risk in the event of non-performance by our derivative counterparties. However, we monitor our derivative positions by regularly evaluating our positions and the creditworthiness of the counterparties.

Interest Rate Exposure — Our exposure to market risk for changes in interest rates relates primarily to our financing activities, although our interest costs can also be significantly affected by our on-going financial assurance needs, which are discussed in the *Financial Assurance and Insurance Obligations* section of Item 1.

As of December 31, 2011, we had $9.7 billion of long-term debt when excluding the impacts of accounting for fair value adjustments attributable to interest rate derivatives, discounts and premiums. The effective interest rates of approximately $2.2 billion of our outstanding debt obligations are subject to change during 2012. The most significant components of our variable-rate debt obligations are (i) $1 billion of "receive fixed, pay variable" interest rate swaps associated with outstanding fixed-rate senior notes; (ii) $611 million of tax-exempt bonds that are subject to re-pricing on either a daily or weekly basis through a remarketing process; (iii) $305 million of tax-exempt bonds with term interest rate periods that are subject to re-pricing within twelve months; (iv) $150 million of borrowings outstanding under our $2.0 billion revolving credit facility; and

(v) U.S.$137 million of outstanding advances under our Canadian Credit Facility. We currently estimate that a 100 basis point increase in the interest rates of our outstanding variable-rate debt obligations would increase our 2012 interest expense by approximately $18 million. As of December 31, 2010, the effective interest rates of approximately $1.8 billion of our outstanding debt obligations were subject to change within twelve months.

Our remaining outstanding debt obligations have fixed interest rates through either the scheduled maturity of the debt or, for certain of our "fixed-rate" tax exempt bonds, through the end of a term interest rate period that exceeds twelve months. In addition, at December 31, 2011, we had forward-starting interest rate swaps with a notional amount of $375 million. The fair value of our fixed-rate debt obligations and various interest rate derivative instruments can increase or decrease significantly if market interest rates change.

We have performed sensitivity analyses to determine how market rate changes might affect the fair value of our market risk-sensitive derivatives and related positions. These analyses are inherently limited because they reflect a singular, hypothetical set of assumptions. Actual market movements may vary significantly from our assumptions. An instantaneous, one percentage point increase in interest rates across all maturities and applicable yield curves attributable to these instruments would have decreased the fair value of our combined debt and interest rate derivative positions by approximately $805 million at December 31, 2011.

We are also exposed to interest rate market risk because we have significant cash and cash equivalent balances as well as assets held in restricted trust funds and escrow accounts. These assets are generally invested in high quality, liquid instruments including money market funds that invest in U.S. government obligations with original maturities of three months or less. Because of the short terms to maturity of these investments, we believe that our exposure to changes in fair value due to interest rate fluctuations is insignificant.

Commodity Price Exposure — In the normal course of our business, we are subject to operating agreements that expose us to market risks arising from changes in the prices for commodities such as diesel fuel; recyclable materials, including old corrugated cardboard, old newsprint and plastics; and electricity, which generally correlates with natural gas prices in many of the markets in which we operate. With the exception of electricity commodity derivatives, which are discussed below, we generally have not entered into derivatives to hedge the risks associated with changes in the market prices of these commodities during the three years ended December 31, 2011. Alternatively, we attempt to manage these risks through operational strategies that focus on capturing our costs in the prices we charge our customers for the services provided. Accordingly, as the market prices for these commodities increase or decrease, our revenues also increase or decrease.

During 2011, approximately 54% of the electricity revenue at our waste-to-energy facilities was subject to current market rates, and we currently expect that nearly 56% of our electricity revenues at our waste-to-energy facilities will be at market rates by the end of 2012. Our exposure to variability associated with changes in market prices for electricity has increased over the last few years as long-term power purchase agreements have expired. The energy markets have changed significantly since the expiring contracts were executed and we have found that the current market structure does not support medium- and long-term electricity contracts. As we renegotiate our power-purchase agreements, we expect that a more substantial portion of our energy sales at our waste-to-energy facilities will be based on variable market rates. Accordingly, in 2010 we implemented a more actively managed energy program, which includes a hedging strategy intended to decrease the exposure of our revenues to volatility due to market prices for electricity. Refer to Note 8 of the Consolidated Financial Statements for additional information regarding our electricity commodity derivatives.

Currency Rate Exposure — We have operations in Canada and investments in China and the United Kingdom. From time to time, we use currency derivatives to mitigate the impact of currency translation on cash flows of intercompany Canadian-currency denominated debt transactions. Our foreign currency derivatives have not materially affected our financial position or results of operations for the periods presented. In addition, while changes in foreign currency exchange rates could significantly affect the fair value of our foreign currency derivatives, we believe these changes in fair value would not have a material impact to the Company. Refer to Note 8 of the Consolidated Financial Statements for additional information regarding our foreign currency derivatives. The foreign currency exposure associated with our investments in China and the United Kingdom has not been material.

Item 8. ***Financial Statements and Supplementary Data.***

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, including the principal executive and financial officers, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Our internal controls are designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

i. pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has excluded from its assessment the internal controls of Oakleaf Global Holdings, which was acquired in July 2011 and, excluding goodwill, accounted for approximately 1% of our consolidated total assets at December 31, 2011 and 2% of our consolidated total operating revenues for the year ended December 31, 2011. Based on its assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal control over financial reporting has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Waste Management, Inc.

We have audited Waste Management, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Waste Management, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Oakleaf Global Holdings, which is included in the 2011 consolidated financial statements of Waste Management, Inc. and, excluding goodwill, constituted 1% of consolidated total assets as of December 31, 2011 and 2% of consolidated total operating revenues for the year then ended. Our audit of internal control over financial reporting of Waste Management, Inc. also did not include an evaluation of the internal control over financial reporting of Oakleaf Global Holdings.

In our opinion, Waste Management, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Waste Management, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, cash flows, and changes in equity for each of the three years in the period ended December 31, 2011, and our report dated February 16, 2012 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Houston, Texas
February 16, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Waste Management, Inc.

We have audited the accompanying consolidated balance sheets of Waste Management, Inc. (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, cash flows, and changes in equity for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Waste Management, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2010, the Company adopted certain provisions of ASC Topic 810, "Consolidation" related to the consolidation of variable interest entities.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Waste Management, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2012 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Houston, Texas
February 16, 2012

WASTE MANAGEMENT, INC.
CONSOLIDATED BALANCE SHEETS
(In Millions, Except Share and Par Value Amounts)

	December 31, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 258	$ 539
Accounts receivable, net of allowance for doubtful accounts of $29 and $26, respectively	1,631	1,510
Other receivables	144	146
Parts and supplies	153	130
Deferred income taxes	78	40
Other assets	115	117
Total current assets	2,379	2,482
Property and equipment, net of accumulated depreciation and amortization of $15,308 and $14,690, respectively	12,242	11,868
Goodwill	6,215	5,726
Other intangible assets, net	457	295
Investments in unconsolidated entities	637	471
Other assets	639	634
Total assets	$22,569	$21,476
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 838	$ 692
Accrued liabilities	1,129	1,100
Deferred revenues	470	460
Current portion of long-term debt	631	233
Total current liabilities	3,068	2,485
Long-term debt, less current portion	9,125	8,674
Deferred income taxes	1,884	1,662
Landfill and environmental remediation liabilities	1,404	1,402
Other liabilities	698	662
Total liabilities	16,179	14,885
Commitments and contingencies		
Equity:		
Waste Management, Inc. stockholders' equity:		
Common stock, $0.01 par value; 1,500,000,000 shares authorized; 630,282,461 shares issued	6	6
Additional paid-in capital	4,561	4,528
Retained earnings	6,721	6,400
Accumulated other comprehensive income	172	230
Treasury stock at cost, 169,749,709 and 155,235,711 shares, respectively	(5,390)	(4,904)
Total Waste Management, Inc. stockholders' equity	6,070	6,260
Noncontrolling interests	320	331
Total equity	6,390	6,591
Total liabilities and equity	$22,569	$21,476

See notes to Consolidated Financial Statements.

WASTE MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Millions, Except per Share Amounts)

	Years Ended December 31,		
	2011	2010	2009
Operating revenues:			
Service revenues	$11,852	$11,371	$11,093
Tangible product revenues	1,526	1,144	698
Total operating revenues	13,378	12,515	11,791
Costs and expenses:			
Operating costs (exclusive of depreciation and amortization shown below):			
Cost of services	7,254	6,854	6,620
Cost of tangible products	1,287	970	621
Total operating costs	8,541	7,824	7,241
Selling, general and administrative	1,551	1,461	1,364
Depreciation and amortization	1,229	1,194	1,166
Restructuring	19	(2)	50
(Income) expense from divestitures, asset impairments and unusual items	10	(78)	83
	11,350	10,399	9,904
Income from operations	2,028	2,116	1,887
Other income (expense):			
Interest expense	(481)	(473)	(426)
Interest income	8	4	13
Equity in net losses of unconsolidated entities	(31)	(21)	(2)
Other, net	(4)	5	1
	(508)	(485)	(414)
Income before income taxes	1,520	1,631	1,473
Provision for income taxes	511	629	413
Consolidated net income	1,009	1,002	1,060
Less: Net income attributable to noncontrolling interests	48	49	66
Net income attributable to Waste Management, Inc.	$ 961	$ 953	$ 994
Basic earnings per common share	$ 2.05	$ 1.98	$ 2.02
Diluted earnings per common share	$ 2.04	$ 1.98	$ 2.01
Cash dividends declared per common share	$ 1.36	$ 1.26	$ 1.16

See notes to Consolidated Financial Statements.

WASTE MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions)

	Years Ended December 31,		
	2011	2010	2009
Cash flows from operating activities:			
Consolidated net income	$ 1,009	$ 1,002	$ 1,060
Adjustments to reconcile consolidated net income to net cash provided by operating activities:			
Depreciation and amortization	1,229	1,194	1,166
Deferred income tax (benefit) provision	198	154	(94)
Interest accretion on landfill liabilities	84	82	80
Interest accretion on and discount rate adjustments to environmental remediation liabilities and recovery assets	23	8	(30)
Provision for bad debts	44	41	48
Equity-based compensation expense	45	36	30
Net gain from disposal of assets	(24)	(22)	(13)
Excess tax benefits associated with equity-based transactions	(8)	(9)	(4)
Effect of (income) expense from divestitures, asset impairments and unusual items	10	(1)	83
Equity in net losses of unconsolidated entities, net of dividends	31	20	2
Change in operating assets and liabilities, net of effects of acquisitions and divestitures:			
Receivables	(110)	(159)	29
Other current assets	(23)	47	(4)
Other assets	28	(3)	20
Accounts payable and accrued liabilities	65	(57)	51
Deferred revenues and other liabilities	(132)	(58)	(62)
Net cash provided by operating activities	2,469	2,275	2,362
Cash flows from investing activities:			
Acquisitions of businesses, net of cash acquired	(867)	(407)	(281)
Capital expenditures	(1,324)	(1,104)	(1,179)
Proceeds from divestitures of businesses (net of cash divested) and other sales of assets	36	44	28
Net receipts from restricted trust and escrow accounts	107	48	196
Investments in unconsolidated entities	(155)	(173)	(21)
Other	18	(14)	7
Net cash used in investing activities	(2,185)	(1,606)	(1,250)
Cash flows from financing activities:			
New borrowings	1,201	908	1,749
Debt repayments	(503)	(1,112)	(1,335)
Common stock repurchases	(575)	(501)	(226)
Cash dividends	(637)	(604)	(569)
Exercise of common stock options	45	54	20
Excess tax benefits associated with equity-based transactions	8	9	4
Distributions paid to noncontrolling interests	(59)	(45)	(50)
Other	(46)	18	(50)
Net cash used in financing activities	(566)	(1,273)	(457)
Effect of exchange rate changes on cash and cash equivalents	1	3	5
Increase (decrease) in cash and cash equivalents	(281)	(601)	660
Cash and cash equivalents at beginning of year	539	1,140	480
Cash and cash equivalents at end of year	$ 258	$ 539	$ 1,140

See notes to Consolidated Financial Statements.

WASTE MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Millions, Except Shares in Thousands)

			Waste Management, Inc. Stockholders' Equity							
			Common Stock					Treasury Stock		
	Total	Comprehensive Income	Shares	Amounts	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shares	Amounts	Noncontrolling Interests
Balance, December 31, 2008	$6,185		630,282	$ 6	$4,558	$5,631	$ 88	(139,547)	$(4,381)	$283
Comprehensive Income:										
Consolidated net income	1,060	$1,060	—	—	—	994	—	—	—	66
Other comprehensive income (loss), net of taxes:										
Unrealized losses resulting from changes in fair value of derivative instruments, net of taxes of $13	(21)	(21)	—	—	—	—	(21)	—	—	—
Realized losses on derivative instruments reclassified into earnings, net of taxes of $21	32	32	—	—	—	—	32	—	—	—
Unrealized gains on available-for-sale securities, net of taxes of $2	10	10	—	—	—	—	4	—	—	6
Foreign currency translation adjustments	99	99	—	—	—	—	99	—	—	—
Change in funded status of post-retirement benefit obligations, net of taxes of $4	6	6	—	—	—	—	6	—	—	—
Other comprehensive income (loss)	126	126								
Comprehensive income	1,186	$1,186								
Cash dividends declared	(569)		—	—	—	(569)	—	—	—	—
Equity-based compensation transactions, including dividend equivalents, net of taxes	64		—	—	(15)	(3)	—	2,610	82	—
Common stock repurchases	(226)		—	—	—	—	—	(7,237)	(226)	—
Distributions paid to noncontrolling interests	(50)		—	—	—	—	—	—	—	(50)
Other	1		—	—	—	—	—	12	—	1
Balance, December 31, 2009	$6,591		630,282	$ 6	$4,543	$6,053	$208	(144,162)	$(4,525)	$306
Comprehensive Income:										
Consolidated net income	1,002	$1,002	—	—	—	953	—	—	—	49
Other comprehensive income (loss), net of taxes:										
Unrealized losses resulting from changes in fair value of derivative instruments, net of taxes of $28	(43)	(43)	—	—	—	—	(43)	—	—	—
Realized losses on derivative instruments reclassified into earnings, net of taxes of $12	18	18	—	—	—	—	18	—	—	—
Unrealized gains on available-for-sale securities, net of taxes of $2	3	3	—	—	—	—	3	—	—	—
Foreign currency translation adjustments	49	49	—	—	—	—	49	—	—	—
Change in funded status of post-retirement benefit obligations, net of taxes of $3	(5)	(5)	—	—	—	—	(5)	—	—	—
Other comprehensive income (loss)	22	22								
Comprehensive income	1,024	$1,024								
Cash dividends declared	(604)		—	—	—	(604)	—	—	—	—
Equity-based compensation transactions, including dividend equivalents, net of taxes	104		—	—	(15)	(2)	—	3,832	121	—
Common stock repurchases	(501)		—	—	—	—	—	(14,920)	(501)	—
Distributions paid to noncontrolling interests	(45)		—	—	—	—	—	—	—	(45)
Noncontrolling interests in acquired businesses	52		—	—	—	—	—	—	—	52
Deconsolidation of variable interest entities	(31)		—	—	—	—	—	—	—	(31)
Other	1		—	—	—	—	—	14	1	—
Balance, December 31, 2010	$6,591		630,282	$ 6	$4,528	$6,400	$230	(155,236)	$(4,904)	$331

WASTE MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY — (Continued)
(In Millions, Except Shares in Thousands)

			Waste Management, Inc. Stockholders' Equity							
			Common Stock					Treasury Stock		
	Total	Comprehensive Income	Shares	Amounts	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shares	Amounts	Noncontrolling Interests
Balance, December 31, 2010	$ 6,591		630,282	$ 6	$ 4,528	$ 6,400	$ 230	(155,236)	$ (4,904)	$ 331
Comprehensive Income:										
Consolidated net income	1,009	$1,009	—	—	—	961	—	—	—	48
Other comprehensive income (loss), net of taxes:										
Unrealized losses resulting from changes in fair value of derivative instruments, net of taxes of $20	(30)	(30)	—	—	—	—	(30)	—	—	—
Realized losses on derivative instruments reclassified into earnings, net of taxes of $1	1	1	—	—	—	—	1	—	—	—
Unrealized losses on available-for-sale securities, net of taxes of $2	(3)	(3)	—	—	—	—	(3)	—	—	
Foreign currency translation adjustments	(18)	(18)	—	—	—	—	(18)	—	—	—
Change in funded status of post-retirement benefit obligations, net of taxes of $5	(8)	(8)	—	—	—	—	(8)	—	—	—
Other comprehensive income (loss)	(58)	(58)								
Comprehensive income	951	$ 951								
Cash dividends declared	(637)		—	—	—	(637)	—	—	—	—
Equity-based compensation transactions, including dividend equivalents, net of taxes	119		—	—	33	(3)	—	2,813	89	—
Common stock repurchases	(575)		—	—	—	—	—	(17,338)	(575)	—
Distributions paid to noncontrolling interests	(59)		—	—	—	—	—	—	—	(59)
Other	—		—	—	—	—	—	11	—	—
Balance, December 31, 2011	$6,390		630,282	$ 6	$4,561	$6,721	$172	(169,750)	$(5,390)	$320

See notes to Consolidated Financial Statements.

1. Business

The financial statements presented in this report represent the consolidation of Waste Management, Inc., a Delaware corporation; Waste Management's wholly-owned and majority-owned subsidiaries; and certain variable interest entities for which Waste Management or its subsidiaries are the primary beneficiary as described in Note 20. Waste Management is a holding company and all operations are conducted by its subsidiaries. When the terms "the Company," "we," "us" or "our" are used in this document, those terms refer to Waste Management, Inc., its consolidated subsidiaries and consolidated variable interest entities. When we use the term "WM," we are referring only to Waste Management, Inc., the parent holding company.

We are the leading provider of comprehensive waste management services in North America. Our subsidiaries provide collection, transfer, recycling, and disposal services. We are also a leading developer, operator and owner of waste-to-energy and landfill gas-to-energy facilities in the United States. Our customers include residential, commercial, industrial, and municipal customers throughout North America.

We currently manage and evaluate our principal operations through five Groups. Our four geographic operating Groups, which are comprised of our Eastern, Midwest, Southern and Western Groups, provide collection, transfer, disposal (in both solid waste and hazardous waste landfills) and recycling services. Our fifth Group is the Wheelabrator Group, which provides waste-to-energy services and manages waste-to-energy facilities and independent power production plants. We also provide additional services that are not managed through our five Groups, including the operations of Oakleaf Global Holdings and its primary operations ("Oakleaf") acquired on July 28, 2011, which are presented in this report as "Other." Additional information related to our segments and to our acquisition of Oakleaf can be found in Note 21 and in Note 19, respectively.

2. Accounting Changes and Reclassifications

Accounting Changes

Goodwill Impairment Testing — In September 2011, the Financial Accounting Standards Board ("FASB") amended authoritative guidance associated with goodwill impairment testing. The amended guidance provides companies the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount before performing the two-step impairment test. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The amendments are effective for goodwill impairment tests performed for fiscal years beginning after December 15, 2011; however, early adoption was permitted. The Company's early adoption of this guidance in 2011 did not have an impact on our consolidated financial statements. Additional information on impairment testing can be found in Note 3.

Multiple-Deliverable Revenue Arrangements — In October 2009, the FASB amended authoritative guidance associated with multiple-deliverable revenue arrangements. This amended guidance addresses the determination of when individual deliverables within an arrangement are required to be treated as separate units of accounting and modifies the manner in which consideration is allocated across the separately identifiable deliverables. The amendments to authoritative guidance associated with multiple-deliverable revenue arrangements became effective for the Company on January 1, 2011. The new accounting standard has been applied prospectively to arrangements entered into or materially modified after the date of adoption. The adoption of this guidance has not had a material impact on our consolidated financial statements.

Consolidation of Variable Interest Entities — In June 2009, the FASB issued revised authoritative guidance associated with the consolidation of variable interest entities. The new guidance primarily uses a qualitative approach for determining whether an enterprise is the primary beneficiary of a variable interest entity and, is therefore, required to consolidate the entity. This new guidance generally defines the primary beneficiary as the entity that has (i) the power to direct the activities of the variable interest entity that can most significantly impact the entity's performance and (ii) the obligation to absorb losses and the right to receive benefits from the variable interest entity that could be significant from the perspective of the entity. The new guidance also requires that we continually reassess whether we are the primary beneficiary of a variable interest entity rather than conducting a reassessment only upon the occurrence of specific events.

As a result of our implementation of this guidance, effective January 1, 2010, we deconsolidated certain final capping, closure, post-closure and environmental remediation trusts because we share power over significant activities of these trusts with others. Our financial interests in these entities are discussed in Note 20. The deconsolidation of these trusts has not materially affected our financial position, results of operations or cash flows during the periods presented.

Reclassifications

Certain reclassifications have been made to our prior period consolidated financial information in order to conform to the current year presentation.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of WM, its wholly-owned and majority-owned subsidiaries and certain variable interest entities for which we have determined that we are the primary beneficiary. All material intercompany balances and transactions have been eliminated. Investments in entities in which we do not have a controlling financial interest are accounted for under either the equity method or cost method of accounting, as appropriate.

Estimates and Assumptions

In preparing our financial statements, we make numerous estimates and assumptions that affect the accounting for and recognition and disclosure of assets, liabilities, equity, revenues and expenses. We must make these estimates and assumptions because certain information that we use is dependent on future events, cannot be calculated with a high degree of precision from data available or simply cannot be readily calculated based on generally accepted methods. In some cases, these estimates are particularly difficult to determine and we must exercise significant judgment. In preparing our financial statements, the most difficult, subjective and complex estimates and the assumptions that present the greatest amount of uncertainty relate to our accounting for landfills, environmental remediation liabilities, asset impairments, deferred income taxes and reserves associated with our insured and self-insured claims. Each of these items is discussed in additional detail below. Actual results could differ materially from the estimates and assumptions that we use in the preparation of our financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market funds that invest in U.S. government obligations with original maturities of three months or less.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, investments held within our trust funds and escrow accounts, accounts receivable and derivative instruments. We make efforts to control our exposure to credit risk associated with these instruments by (i) placing our assets and other financial interests with a diverse group of credit-worthy financial institutions; (ii) holding high-quality financial instruments while limiting investments in any one instrument; and (iii) maintaining strict policies over credit extension that include credit evaluations, credit limits and monitoring procedures, although generally we do not have collateral requirements for credit extensions. We also control our exposure associated with trade receivables by discontinuing service, to the extent allowable, to non-paying customers. However, our overall credit risk associated with trade receivables is limited due to the large number of geographically diverse customers we service. At December 31, 2011 and 2010, no single customer represented greater than 5% of total accounts receivable.

Trade and Other Receivables

Our receivables, which are recorded when billed, when services are performed or when cash is advanced, are claims against third parties that will generally be settled in cash. The carrying value of our receivables, net of the allowance for doubtful accounts, represents the estimated net realizable value. We estimate our allowance for doubtful accounts based on historical collection trends; type of customer, such as municipal or commercial; the age of outstanding receivables; and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectibility of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when our internal collection efforts have been unsuccessful. Also, we recognize interest income on long-term interest-bearing notes receivable as the interest accrues under the terms of the notes.

Parts and Supplies

Parts and supplies consist primarily of spare parts, fuel, tires, lubricants and processed recycling materials. Our parts and supplies are stated at the lower of cost, using the average cost method, or market.

Landfill Accounting

Cost Basis of Landfill Assets — We capitalize various costs that we incur to make a landfill ready to accept waste. These costs generally include expenditures for land (including the landfill footprint and required landfill buffer property); permitting; excavation; liner material and installation; landfill leachate collection systems; landfill gas collection systems; environmental monitoring equipment for groundwater and landfill gas; and directly related engineering, capitalized interest, on-site road construction and other capital infrastructure costs. The cost basis of our landfill assets also includes asset retirement costs, which represent estimates of future costs associated with landfill final capping, closure and post-closure activities. These costs are discussed below.

Final Capping, Closure and Post-Closure Costs — Following is a description of our asset retirement activities and our related accounting:

- *Final Capping* — Involves the installation of flexible membrane liners and geosynthetic clay liners, drainage and compacted soil layers and topsoil over areas of a landfill where total airspace capacity has been consumed. Final capping asset retirement obligations are recorded on a units-of-consumption basis as airspace is consumed related to the specific final capping event with a corresponding increase in the landfill asset. Each final capping event is accounted for as a discrete obligation and recorded as an asset and a liability based on estimates of the discounted cash flows and capacity associated with each final capping event.

- *Closure* — Includes the construction of the final portion of methane gas collection systems (when required), demobilization and routine maintenance costs. These are costs incurred after the site ceases to accept waste, but before the landfill is certified as closed by the applicable state regulatory agency. These costs are recorded as an asset retirement obligation as airspace is consumed over the life of the landfill with a corresponding increase in the landfill asset. Closure obligations are recorded over the life of the landfill based on estimates of the discounted cash flows associated with performing closure activities.

- *Post-Closure* — Involves the maintenance and monitoring of a landfill site that has been certified closed by the applicable regulatory agency. Generally, we are required to maintain and monitor landfill sites for a 30-year period. These maintenance and monitoring costs are recorded as an asset retirement obligation as airspace is consumed over the life of the landfill with a corresponding increase in the landfill asset. Post-closure obligations are recorded over the life of the landfill based on estimates of the discounted cash flows associated with performing post-closure activities.

We develop our estimates of these obligations using input from our operations personnel, engineers and accountants. Our estimates are based on our interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value. Absent quoted market prices, the estimate of fair value is based on the best available information, including the results of present value techniques. In many cases, we contract with third parties to fulfill our obligations for final capping, closure and post-closure. We use historical experience, professional engineering judgment and quoted and actual prices paid for similar work to determine the fair value of these obligations. We are required to recognize these obligations at market prices whether we plan to contract with third parties or perform the work ourselves. In those instances where we perform the work with internal resources, the incremental profit margin realized is recognized as a component of operating income when the work is performed.

Once we have determined the final capping, closure and post-closure costs, we inflate those costs to the expected time of payment and discount those expected future costs back to present value. During the years ended December 31, 2011, 2010 and 2009, we inflated these costs in current dollars until the expected time of payment using an inflation rate of 2.5%. We discount these costs to present value using the credit-adjusted, risk-free rate effective at the time an obligation is incurred, consistent with the expected cash flow approach. Any changes in expectations that result in an upward revision to the estimated cash flows are treated as a new liability and discounted at the current rate while downward revisions are discounted at the historical weighted-average rate of the recorded obligation. As a result, the credit-adjusted, risk-free discount rate used to calculate the present value of an obligation is specific to each individual asset retirement obligation. The weighted-average rate applicable to our asset retirement obligations at December 31, 2011 is between 5.5% and 8.0%, the range of the credit-adjusted, risk-free discount rates effective since we adopted the FASB's authoritative guidance related to asset retirement obligations in 2003. We expect to apply a credit-adjusted, risk-free discount rate of 4.5% to liabilities incurred in the first quarter of 2012.

We record the estimated fair value of final capping, closure and post-closure liabilities for our landfills based on the capacity consumed through the current period. The fair value of final capping obligations is developed based on our estimates of the airspace consumed to date for each final capping event and the expected timing of each final capping event. The fair value of closure and post-closure obligations is developed based on our estimates of the airspace consumed to date for the entire landfill and the expected timing of each closure and post-closure activity. Because these obligations are measured at estimated fair value using present value techniques, changes in the estimated cost or timing of future final capping, closure and post-closure activities could result in a material change in these liabilities, related assets and results of operations. We assess the appropriateness of the estimates used to develop our recorded balances annually, or more often if significant facts change.

Changes in inflation rates or the estimated costs, timing or extent of future final capping, closure and post-closure activities typically result in both (i) a current adjustment to the recorded liability and landfill asset; and (ii) a change in liability and asset amounts to be recorded prospectively over either the remaining capacity of the related discrete final capping event or the remaining permitted and expansion airspace (as defined below) of the landfill. Any changes related to the capitalized and future cost of the landfill assets are then recognized in accordance with our amortization policy, which would generally result in amortization expense being recognized prospectively over the remaining capacity of the final capping event or the remaining permitted and expansion airspace of the landfill, as appropriate. Changes in such estimates associated with airspace that has been fully utilized result in an adjustment to the recorded liability and landfill assets with an immediate corresponding adjustment to landfill airspace amortization expense.

During the years ended December 31, 2011, 2010 and 2009, adjustments associated with changes in our expectations for the timing and cost of future final capping, closure and post-closure of fully utilized airspace resulted in $11 million, $13 million and $14 million in net credits to landfill airspace amortization expense, respectively, with the majority of these credits resulting from revised estimates associated with final capping changes. In managing our landfills, our engineers look for ways to reduce or defer our construction costs, including final capping costs. The benefit recognized in these years was generally the result of (i) concerted efforts to improve the operating efficiencies of our landfills and volume declines, both of which have allowed us to delay spending for final capping activities; (ii) effectively managing the cost of final capping material and construction; or (iii) landfill expansions that resulted in reduced or deferred final capping costs.

Interest accretion on final capping, closure and post-closure liabilities is recorded using the effective interest method and is recorded as final capping, closure and post-closure expense, which is included in "Operating" costs and expenses within our Consolidated Statements of Operations.

Amortization of Landfill Assets — The amortizable basis of a landfill includes (i) amounts previously expended and capitalized; (ii) capitalized landfill final capping, closure and post-closure costs; (iii) projections of future purchase and development costs required to develop the landfill site to its remaining permitted and expansion capacity; and (iv) projected asset retirement costs related to landfill final capping, closure and post-closure activities.

Amortization is recorded on a units-of-consumption basis, applying expense as a rate per ton. The rate per ton is calculated by dividing each component of the amortizable basis of a landfill by the number of tons needed to fill the corresponding asset's airspace. For landfills that we do not own, but operate through operating or lease arrangements, the rate per ton is calculated based on expected capacity to be utilized over the lesser of the contractual term of the underlying agreement or the life of the landfill.

We apply the following guidelines in determining a landfill's remaining permitted and expansion airspace:

- *Remaining Permitted Airspace* — Our engineers, in consultation with third-party engineering consultants and surveyors, are responsible for determining remaining permitted airspace at our landfills. The remaining permitted airspace is determined by an annual survey, which is used to compare the existing landfill topography to the expected final landfill topography.
- *Expansion Airspace* — We also include currently unpermitted expansion airspace in our estimate of remaining permitted and expansion airspace in certain circumstances. First, to include airspace associated with an expansion effort, we must generally expect the initial expansion permit application to be submitted within one year, and the final expansion permit to be received within five years. Second, we must believe the success of obtaining the expansion permit is likely, considering the following criteria:
    - Personnel are actively working on the expansion of an existing landfill, including efforts to obtain land use and local, state or provincial approvals;
    - It is likely that the approvals will be received within the normal application and processing time periods for approvals in the jurisdiction in which the landfill is located;
    - We have a legal right to use or obtain land to be included in the expansion plan;
    - There are no significant known technical, legal, community, business, or political restrictions or similar issues that could impair the success of such expansion;
    - Financial analysis has been completed, and the results demonstrate that the expansion has a positive financial and operational impact; and
    - Airspace and related costs, including additional closure and post-closure costs, have been estimated based on conceptual design.

For unpermitted airspace to be initially included in our estimate of remaining permitted and expansion airspace, the expansion effort must meet all of the criteria listed above. These criteria are evaluated by our field-based engineers, accountants, managers and others to identify potential obstacles to obtaining the permits. Once the unpermitted airspace is included, our policy provides that airspace may continue to be included in remaining permitted and expansion airspace even if certain of these criteria are no longer met as long as we continue to believe we will ultimately obtain the permit, based on the facts and circumstances of a specific landfill. In these circumstances, continued inclusion must be approved through a landfill-specific review process that includes approval by our principal financial officer and a review by the Audit Committee of our Board of Directors on a quarterly basis. Of the 33 landfill sites with expansions at December 31, 2011, 11 landfills required the principal financial officer to approve the inclusion of the unpermitted airspace. Seven of these landfills required approval by our principal financial officer because of community or political opposition that could impede the expansion process. The remaining four landfills required approval primarily due to local zoning restrictions or because the permit application processes do not meet the one- or five-year requirements.

When we include the expansion airspace in our calculations of remaining permitted and expansion airspace, we also include the projected costs for development, as well as the projected asset retirement costs related to final capping, closure and post-closure of the expansion in the amortization basis of the landfill.

Once the remaining permitted and expansion airspace is determined in cubic yards, an airspace utilization factor, or AUF, is established to calculate the remaining permitted and expansion capacity in tons. The AUF is established using the measured density obtained from previous annual surveys and is then adjusted to account for future settlement. The amount of settlement that is forecasted will take into account several site-specific factors including current and projected mix of waste type, initial and projected waste density, estimated number of years of life remaining, depth of underlying waste, anticipated access to moisture through precipitation or recirculation of landfill leachate, and operating practices. In addition, the initial selection of the AUF is subject to a subsequent multi-level review by our engineering group, and the AUF used is reviewed on a periodic basis and revised as necessary. Our historical experience generally indicates that the impact of settlement at a landfill is greater later in the life of the landfill when the waste placed at the landfill approaches its highest point under the permit requirements.

After determining the costs and remaining permitted and expansion capacity at each of our landfills, we determine the per ton rates that will be expensed as waste is received and deposited at the landfill by dividing the costs by the corresponding number of tons. We calculate per ton amortization rates for each landfill for assets associated with each final capping event, for assets related to closure and post-closure activities and for all other costs capitalized or to be capitalized in the future. These rates per ton are updated annually, or more often, as significant facts change.

It is possible that actual results, including the amount of costs incurred, the timing of final capping, closure and post-closure activities, our airspace utilization or the success of our expansion efforts could ultimately turn out to be significantly different from our estimates and assumptions. To the extent that such estimates, or related assumptions, prove to be significantly different than actual results, lower profitability may be experienced due to higher amortization rates or higher expenses, or higher profitability may result if the opposite occurs. Most significantly, if it is determined that expansion capacity should no longer be considered in calculating the recoverability of a landfill asset, we may be required to recognize an asset impairment or incur significantly higher amortization expense. If at any time management makes the decision to abandon the expansion effort, the capitalized costs related to the expansion effort are expensed immediately.

Environmental Remediation Liabilities

We are subject to an array of laws and regulations relating to the protection of the environment. Under current laws and regulations, we may have liabilities for environmental damage caused by operations, or for damage caused by conditions that existed before we acquired a site. These liabilities include potentially responsible party ("PRP") investigations, settlements, and certain legal and consultant fees, as well as costs directly associated with site investigation and clean up, such as materials, external contractor costs and incremental internal costs directly related to the remedy. We provide for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. We routinely review and evaluate sites that require remediation and determine our estimated cost for the likely remedy based on a number of estimates and assumptions.

Where it is probable that a liability has been incurred, we estimate costs required to remediate sites based on site-specific facts and circumstances. We routinely review and evaluate sites that require remediation, considering whether we were an owner, operator, transporter, or generator at the site, the amount and type of waste hauled to the site and the number of years we were associated with the site. Next, we review the same type of information with respect to other named and unnamed PRPs. Estimates of the costs for the likely remedy are then either developed using our internal resources or by third-party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating our own and unrelated parties' sites;
- Information available from regulatory agencies as to costs of remediation;
- The number, financial resources and relative degree of responsibility of other PRPs who may be liable for remediation of a specific site; and
- The typical allocation of costs among PRPs, unless the actual allocation has been determined.

Estimating our degree of responsibility for remediation is inherently difficult. We recognize and accrue for an estimated remediation liability when we determine that such liability is both probable and reasonably estimable. Determining the method and ultimate cost of remediation requires that a number of assumptions be made. There can sometimes be a range of reasonable estimates of the costs associated with the investigation of the extent of environmental impact and identification of likely site-remediation alternatives. In these cases, we use the amount within a range that constitutes our best estimate. If no amount within the range appears to be a better estimate than any other, we use the amount that is the low end of such range. If we used the high ends of such ranges, our aggregate potential liability would be approximately $150 million higher than the $273 million recorded in the Consolidated Financial Statements as of December 31, 2011. Our ultimate responsibility may differ materially from current estimates. It is possible that technological, regulatory or enforcement developments, the results of environmental studies, the inability to identify other PRPs, the inability of other PRPs to contribute to the settlements of such liabilities, or other factors could require us to record additional liabilities. Our ongoing review of our remediation liabilities, in light of relevant internal and external facts and circumstances, could result in revisions to our accruals that could cause upward or downward adjustments to income from operations. These adjustments could be material in any given period.

Where we believe that both the amount of a particular environmental remediation liability and the timing of the payments are reliably determinable, we inflate the cost in current dollars (by 2.5% at December 31, 2011 and 2010) until the expected time of payment and discount the cost to present value using a risk-free discount rate, which is based on the rate for United States Treasury bonds with a term approximating the weighted average period until settlement of the underlying obligation. We determine the risk-free discount rate and the inflation rate on an annual basis unless interim changes would significantly impact our results of operations. For remedial liabilities that have been discounted, we include interest accretion, based on the effective interest method, in "Operating" costs and expenses in our Consolidated Statements of Operations. The following table summarizes the impacts of revisions in the risk-free discount rate applied to our environmental remediation liabilities and recovery assets during the reported periods (in millions) and the risk-free discount rate applied as of each reporting date:

	Years Ended December 31,		
	2011	2010	2009
Charge (reduction) to Operating expenses(a)	$ 17	$ 2	$ (35)
Risk-free discount rate applied to environmental remediation liabilities and recovery assets	2.00%	3.50%	3.75%

(a) In 2009, $9 million of the reduction in "Operating" expenses was attributable to noncontrolling interests.

The portion of our recorded environmental remediation liabilities that has never been subject to inflation or discounting, as the amounts and timing of payments are not readily determinable, was $48 million at December 31, 2011 and $81 million at December 31, 2010. Had we not inflated and discounted any portion of our environmental remediation liability, the amount recorded would have decreased by $8 million at December 31, 2011 and increased by $15 million at December 31, 2010.

Property and Equipment (exclusive of landfills, discussed above)

We record property and equipment at cost. Expenditures for major additions and improvements are capitalized and maintenance activities are expensed as incurred. We depreciate property and equipment over the estimated useful life of the asset using the straight-line method. We assume no salvage value for our depreciable property and equipment. When property and equipment are retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from our accounts and any resulting gain or loss is included in results of operations as an offset or increase to operating expense for the period.

The estimated useful lives for significant property and equipment categories are as follows (in years):

	Useful Lives
Vehicles — excluding rail haul cars	3 to 10
Vehicles — rail haul cars	10 to 20
Machinery and equipment — including containers	3 to 30
Buildings and improvements — excluding waste-to-energy facilities	5 to 40
Waste-to-energy facilities and related equipment	up to 50
Furniture, fixtures and office equipment	3 to 10

We include capitalized costs associated with developing or obtaining internal-use software within furniture, fixtures and office equipment. These costs include direct external costs of materials and services used in developing or obtaining the software and internal costs for employees directly associated with the software development project. As of December 31, 2011, capitalized costs for software placed in service, net of accumulated depreciation, were $112 million. In addition, our furniture, fixtures and office equipment includes

$27 million as of December 31, 2011 and $51 million as of December 31, 2010 for costs incurred for software under development.

Leases

We lease property and equipment in the ordinary course of our business. Our most significant lease obligations are for property and equipment specific to our industry, including real property operated as a landfill, transfer station or waste-to-energy facility. Our leases have varying terms. Some may include renewal or purchase options, escalation clauses, restrictions, penalties or other obligations that we consider in determining minimum lease payments. The leases are classified as either operating leases or capital leases, as appropriate.

Operating Leases (excluding landfills discussed below) — The majority of our leases are operating leases. This classification generally can be attributed to either (i) relatively low fixed minimum lease payments as a result of real property lease obligations that vary based on the volume of waste we receive or process or (ii) minimum lease terms that are much shorter than the assets' economic useful lives. Management expects that in the normal course of business our operating leases will be renewed, replaced by other leases, or replaced with fixed asset expenditures. Our rent expense during each of the last three years and our future minimum operating lease payments for each of the next five years for which we are contractually obligated as of December 31, 2011 are disclosed in Note 11.

Capital Leases (excluding landfills discussed below) — Assets under capital leases are capitalized using interest rates determined at the inception of each lease and are amortized over either the useful life of the asset or the lease term, as appropriate, on a straight-line basis. The present value of the related lease payments is recorded as a debt obligation. Our future minimum annual capital lease payments are included in our total future debt obligations as disclosed in Note 7.

Landfill Leases — From an operating perspective, landfills that we lease are similar to landfills we own because generally we own the landfill's operating permit and will operate the landfill for the entire lease term, which in many cases is the life of the landfill. As a result, our landfill leases are generally capital leases. The most significant portion of our rental obligations for landfill leases is contingent upon operating factors such as disposal volumes and often there are no contractual minimum rental obligations. Contingent rental obligations are expensed as incurred. For landfill capital leases that provide for minimum contractual rental obligations, we record the present value of the minimum obligation as part of the landfill asset, which is amortized on a units-of-consumption basis over the shorter of the lease term or the life of the landfill.

Acquisitions

We generally recognize assets acquired and liabilities assumed in business combinations, including contingent assets and liabilities, based on fair value estimates as of the date of acquisition.

Contingent Consideration — In certain acquisitions, we agree to pay additional amounts to sellers contingent upon achievement by the acquired businesses of certain negotiated goals, such as targeted revenue levels, targeted disposal volumes or the issuance of permits for expanded landfill airspace. For acquisitions completed beginning in 2009, we have recognized liabilities for these contingent obligations based on their estimated fair value at the date of acquisition with any differences between the acquisition-date fair value and the ultimate settlement of the obligations being recognized as an adjustment to income from operations. For acquisitions completed before 2009, these obligations were recognized as incurred and accounted for as an adjustment to the initial purchase price of the acquired assets.

Acquired Assets and Assumed Liabilities — Assets and liabilities arising from contingencies such as pre-acquisition environmental matters and litigation are recognized at their acquisition-date fair value when their respective fair values can be determined. If the fair values of such contingencies cannot be determined, they are recognized at the acquisition date if the contingencies are probable and an amount can be reasonably estimated.

Acquisition-date fair value estimates are revised as necessary and accounted for as an adjustment to income from operations if, and when, additional information regarding these contingencies becomes available to further define and quantify assets acquired and liabilities assumed. Beginning in 2009, all acquisition-related transaction costs have been expensed as incurred. For acquisitions completed before 2009, direct costs incurred for a business combination were accounted for as part of the cost of the acquired business.

Goodwill and Other Intangible Assets

Goodwill is the excess of our purchase cost over the fair value of the net assets of acquired businesses. We do not amortize goodwill, but as discussed in the "Asset Impairments" section below, we assess our goodwill for impairment at least annually.

Other intangible assets consist primarily of customer contracts, customer lists, covenants not-to-compete, licenses, permits (other than landfill permits, as all landfill-related intangible assets are combined with landfill tangible assets and amortized using our landfill amortization policy), and other contracts. Other intangible assets are recorded at cost and are generally amortized using either a 150% declining balance approach or a straight-line basis as we determine appropriate. Customer contracts and customer lists are typically amortized over ten years. Covenants not-to-compete are amortized over the term of the non-compete covenant, which is generally two to five years. Licenses, permits and other contracts are amortized over the definitive terms of the related agreements. If the underlying agreement does not contain definitive terms and the useful life is determined to be indefinite, the asset is not amortized.

Asset Impairments

We monitor the carrying value of our long-lived assets for potential impairment and test the recoverability of such assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. These events or changes in circumstances, including management decisions pertaining to such assets, are referred to as impairment indicators. If an impairment indicator occurs, we perform a test of recoverability by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If cash flows cannot be separately and independently identified for a single asset, we will determine whether an impairment has occurred for the group of assets for which we can identify the projected cash flows. If the carrying values are in excess of undiscounted expected future cash flows, we measure any impairment by comparing the fair value of the asset or asset group to its carrying value. Fair value is generally determined by considering (i) internally developed discounted projected cash flow analysis of the asset or asset group; (ii) actual third-party valuations; and/or (iii) information available regarding the current market for similar assets. If the fair value of an asset or asset group is determined to be less than the carrying amount of the asset or asset group, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs and is included in the "(Income) expense from divestitures, asset impairments and unusual items" line item in our Consolidated Statement of Operations. Estimating future cash flows requires significant judgment and projections may vary from the cash flows eventually realized, which could impact our ability to accurately assess whether an asset has been impaired.

There are additional considerations for impairments of landfills, goodwill and other indefinite-lived intangible assets, as described below.

Landfills — The assessment of impairment indicators and the recoverability of our capitalized costs associated with landfills and related expansion projects require significant judgment due to the unique nature of the waste industry, the highly regulated permitting process and the sensitive estimates involved. During the review of a landfill expansion application, a regulator may initially deny the expansion application although the expansion permit is ultimately granted. In addition, management may periodically divert waste from one landfill to another to conserve remaining permitted landfill airspace, or a landfill may be required to cease accepting waste, prior to receipt of the expansion permit. However, such events occur in the ordinary course of business in the waste industry and do not necessarily result in impairment of our landfill assets because, after consideration of all facts, such events may not affect our belief that we will ultimately obtain the expansion permit. As a result, our tests of recoverability, which generally make use of a probability-weighted cash flow estimation approach, may indicate that no impairment loss should be recorded. At December 31, 2011, three of our landfill sites in two jurisdictions in the Company's Midwest Group, for which we believe receipt of expansion permits is probable, had ceased accepting waste. The net recorded capitalized landfill asset cost for these three sites was $469 million at December 31, 2011. We performed tests of recoverability for these landfills and the undiscounted cash flows resulting from our probability-weighted estimation approach significantly exceeded the carrying values of each of these three sites.

Goodwill and Other Indefinite-Lived Intangible Assets — At least annually, and more frequently if warranted, we assess our goodwill and indefinite-lived intangible assets for impairment.

We assess whether a goodwill impairment exists using both qualitative and quantitative assessments. Our qualitative assessment involves determining whether events or circumstances exist that indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If based on this qualitative assessment we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, we will not perform a quantitative assessment.

If the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount or if we elect not to perform a qualitative assessment, we perform a quantitative assessment or two-step impairment test to determine whether a goodwill impairment exists at the reporting unit. The first step in our quantitative assessment identifies potential impairments by comparing the estimated fair value of each reporting unit to its carrying value, including goodwill. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. Fair value is typically estimated using an income approach or a combination of the income approach and market approach when applicable. The income approach is based on the long-term projected future cash flows of our reporting units. We discount the estimated cash flows to present value using a weighted-average cost of capital that considers factors such as market assumptions, the timing of the cash flows and the risks inherent in those cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon our reporting units' expected long-term performance considering the economic and market conditions that generally affect our business. The market approach estimates fair value by measuring the aggregate market value of publicly-traded companies with similar characteristics to our business as a multiple of their reported cash flows. We then apply that multiple to our reporting units' cash flows to estimate their fair values. We believe that this approach is appropriate because it provides a fair value estimate using valuation inputs from entities with operations and economic characteristics comparable to our reporting units.

Fair value computed by these two methods is arrived at using a number of factors, including projected future operating results, economic projections, anticipated future cash flows, comparable marketplace data and the cost of capital. There are inherent uncertainties related to these factors and to our judgment in applying them to this analysis. However, we believe that these two methods provide a reasonable approach to estimating the fair value of our reporting units.

We assess whether other indefinite-lived intangible asset impairments exist by comparing the fair value of the asset with its carrying value. Fair value is typically estimated using an income approach for the respective asset, as described above. If the carrying value exceeds estimated fair value, an impairment would be recognized in the amount of the excess.

Refer to Note 6 for additional information related to goodwill impairment considerations made during the reported periods.

Restricted Trust and Escrow Accounts

As of December 31, 2011, our restricted trust and escrow accounts consist principally of (i) funds deposited for purposes of settling landfill final capping, closure, post-closure and environmental remediation obligations; and (ii) funds received from the issuance of tax-exempt bonds held in trust for the construction of various projects or facilities. As of December 31, 2011 and 2010, we had $152 million and $146 million, respectively, of restricted trust and escrow accounts, which are primarily included in long-term "Other assets" in our Consolidated Balance Sheets.

Final Capping, Closure, Post-Closure and Environmental Remediation Funds — At several of our landfills, we provide financial assurance by depositing cash into restricted trust funds or escrow accounts for purposes of settling final capping, closure, post-closure and environmental remediation obligations. Balances maintained in these trust funds and escrow accounts will fluctuate based on (i) changes in statutory requirements; (ii) future deposits made to comply with contractual arrangements; (iii) the ongoing use of funds for qualifying final capping, closure, post-closure and environmental remediation activities; (iv) acquisitions or divestitures of landfills; and (v) changes in the fair value of the financial instruments held in the trust fund or escrow accounts.

Tax-Exempt Bond Funds — We obtain funds from the issuance of industrial revenue bonds for the construction of disposal facilities and for equipment necessary to provide waste management services. Proceeds from these arrangements are directly deposited into trust accounts, and we do not have the ability to use the funds in regular operating activities. Accordingly, these borrowings are treated as non-cash financing activities and are excluded from our Consolidated Statements of Cash Flows. As our construction and equipment expenditures are documented and approved by the applicable bond trustee, the funds are released and we receive a cash reimbursement. These cash reimbursements are reported in the Consolidated Statements of Cash Flows as an investing activity when the cash is released from the trust funds. Generally, the funds are fully expended within a few years of the debt issuance. When the debt matures, we repay our obligation with cash on hand and the debt repayments are included as a financing activity in the Consolidated Statements of Cash Flows.

Investments in Unconsolidated Entities

Investments in unconsolidated entities over which the Company has significant influence are accounted for under the equity method of accounting. Investments in affiliates in which the Company does not have the ability to exert significant influence over the investees' operating and financing activities are accounted for under the cost method of accounting. The majority of our investments are accounted for under the equity method.

Foreign Currency

We have operations in Canada and investments in China and the United Kingdom. The functional currency of our Canadian subsidiaries is Canadian dollars. The assets and liabilities of our foreign operations are translated to U.S. dollars using the exchange rate at the balance sheet date. Revenues and expenses are translated to U.S. dollars using the average exchange rate during the period. The resulting translation difference is reflected as a component of comprehensive income. The foreign currency exposure associated with our investments has not been material.

Derivative Financial Instruments

We primarily use derivative financial instruments to manage our risk associated with fluctuations in interest rates, foreign currency exchange rates and market prices for electricity. We use interest rate swaps to maintain a strategic portion of our long-term debt obligations at variable, market-driven interest rates. In 2009, we entered into interest rate derivatives in anticipation of senior note issuances planned for 2010 through 2014 to effectively lock in a fixed interest rate for those anticipated issuances. Foreign currency exchange rate derivatives are used to hedge our exposure to changes in exchange rates for anticipated cash transactions between Waste Management Holdings, Inc., a wholly-owned subsidiary ("WM Holdings"), and its Canadian subsidiaries. We use electricity commodity derivatives to mitigate the variability in our revenues and cash flows caused by fluctuations in the market prices for electricity.

We obtain current valuations of our interest rate, foreign currency and electricity commodity hedging instruments from third-party pricing models. The estimated fair values of derivatives used to hedge risks fluctuate over time and should be viewed in relation to the underlying hedged transaction and the overall management of our exposure to fluctuations in the underlying risks. The fair value of derivatives is included in other current assets, other long-term assets, accrued liabilities or other long-term liabilities, as appropriate. Any ineffectiveness present in either fair value or cash flow hedges is recognized immediately in earnings without offset. There was no significant ineffectiveness in 2011, 2010 or 2009.

- *Interest Rate Derivatives* — Our "receive fixed, pay variable" interest rate swaps associated with outstanding fixed-rate senior notes have been designated as fair value hedges for accounting purposes. Accordingly, derivative assets are accounted for as an increase in the carrying value of our underlying debt obligations and derivative liabilities are accounted for as a decrease in the carrying value of our underlying debt instruments. These fair value adjustments are deferred and recognized as an adjustment to interest expense over the remaining term of the hedged instruments. Treasury locks and forward-starting swaps executed in 2009 were designated as cash flow hedges for accounting purposes. Unrealized changes in the fair value of these derivative instruments are recorded in "Accumulated other comprehensive income" within the equity section of our Consolidated Balance Sheets. The associated balance in other comprehensive income is reclassified to earnings as the hedged cash flows occur. The impacts of our use of interest rate derivatives on the carrying value of our debt, accumulated other comprehensive income and interest expense are discussed in Note 8.
- *Foreign Currency Derivatives* — Our foreign currency derivatives have been designated as cash flow hedges for accounting purposes, which results in the unrealized changes in the fair value of the derivative instruments being recorded in "Accumulated other comprehensive income" within the equity section of our Consolidated Balance Sheets. The associated balance in other comprehensive income is reclassified to earnings as the hedged cash flows affect earnings. In each of the periods presented, these derivatives have effectively mitigated the impacts of the hedged transactions, resulting in immaterial impacts to our results of operations for the periods presented. The financial statement impacts of our foreign currency derivatives are discussed in Note 8.
- *Electricity Commodity Derivatives* — Our "receive fixed, pay variable" electricity commodity swaps have been designated as cash flow hedges for accounting purposes. The effective portion of the electricity commodity swap gains or losses is initially reported as a component of "Accumulated other comprehensive income" within the equity section of our Consolidated Balance Sheets and subsequently reclassified into earnings when the forecasted transactions affect earnings. The financial statement impacts of our electricity commodity derivatives are discussed in Note 8.

Insured and Self-Insured Claims

We have retained a significant portion of the risks related to our health and welfare, automobile, general liability and workers' compensation claims programs. The exposure for unpaid claims and associated expenses, including incurred but not reported losses, generally is estimated with the assistance of external actuaries and by factoring in pending claims and historical trends and data. The gross estimated liability associated with settling unpaid claims is included in "Accrued liabilities" in our Consolidated Balance Sheets if expected to be settled within one year, or otherwise is included in long-term "Other liabilities." Estimated insurance recoveries related to recorded liabilities are reflected as current "Other receivables" or long-term "Other assets" in our Consolidated Balance Sheets when we believe that the receipt of such amounts is probable.

Revenue Recognition

Our revenues are generated from the fees we charge for waste collection, transfer, disposal and recycling services; from the sale of electricity, steam, and landfill gas, which are byproducts of our waste-to-energy and landfill operations; and from the sale of recyclable commodities, oil and gas and organic lawn and garden products. The fees charged for our services are generally defined in our service agreements and vary based on contract-specific terms such as frequency of service, weight, volume and the general market factors influencing a region's rates. The fees we charge for our services generally include fuel surcharges, which are intended to pass through to customers increased direct and indirect costs incurred because of changes in market prices for fuel. We generally recognize revenue as services are performed or products are delivered. For example, revenue typically is recognized as waste is collected, tons are received at our landfills or transfer stations, recycling commodities are delivered or as kilowatts are delivered to a customer by a waste-to-energy facility or independent power production plant.

Tangible product revenues primarily include the sale of recyclable commodities at our material recovery facilities and through our recycling brokerage services and, to a lesser extent, sales of oil and gas and organic lawn and garden products.

We bill for certain services prior to performance. Such services include, among others, certain residential contracts that are billed on a quarterly basis and equipment rentals. These advance billings are included in deferred revenues and recognized as revenue in the period service is provided.

Capitalized Interest

We capitalize interest on certain projects under development, including internal-use software and landfill expansion projects, and on certain assets under construction, including operating landfills, landfill gas-to-energy projects and waste-to-energy facilities. During 2011, 2010 and 2009, total interest costs were $503 million, $490 million and $443 million, respectively, of which $22 million was capitalized in 2011 and $17 million was capitalized in both 2010 and 2009. In 2011 and 2010, interest was capitalized primarily for landfill construction costs and landfill gas-to-energy construction projects. The interest capitalized in 2009 was primarily for landfill construction costs.

Income Taxes

The Company is subject to income tax in the United States, Canada and Puerto Rico. Current tax obligations associated with our provision for income taxes are reflected in the accompanying Consolidated Balance Sheets as a component of "Accrued liabilities," and the deferred tax obligations are reflected in "Deferred income taxes."

Deferred income taxes are based on the difference between the financial reporting and tax basis of assets and liabilities. The deferred income tax provision represents the change during the reporting period in the deferred tax assets and deferred tax liabilities, net of the effect of acquisitions and dispositions. Deferred tax assets include tax loss and credit carry-forwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves for uncertain tax positions when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be challenged and potentially disallowed. When facts and circumstances change, we adjust these reserves through our provision for income taxes.

To the extent interest and penalties may be assessed by taxing authorities on any underpayment of income tax, such amounts have been accrued and are classified as a component of income tax expense in our Consolidated Statements of Operations.

Contingent Liabilities

We estimate the amount of potential exposure we may have with respect to claims, assessments and litigation in accordance with accounting principles generally accepted in the United States. We are party to pending or threatened legal proceedings covering a wide range of matters in various jurisdictions. It is difficult to predict the outcome of litigation, as it is subject to many uncertainties. Additionally, it is not always possible for management to make a meaningful estimate of the potential loss or range of loss associated with such contingencies.

Supplemental Cash Flow Information

	Years Ended December 31,		
Cash paid during the year (in millions):	**2011**	**2010**	**2009**
Interest, net of capitalized interest and periodic settlements from interest rate swap agreements	$470	$477	$416
Income taxes	306	547	466

For the years ended December 31, 2011 and 2009, non-cash activities included proceeds from tax-exempt borrowings, net of principal payments made directly from trust funds, of $100 million and $105 million, respectively. During the year ended December 31, 2010, we did not have any tax-exempt borrowings; however, we did have a $215 million non-cash increase in our debt obligations as a result of the issuance of a note payable in return for a noncontrolling interest in a limited liability company established to invest in and manage low-income housing properties. This investment is discussed in detail in Note 9. Non-cash investing and financing activities are excluded from the Consolidated Statements of Cash Flows.

4. Landfill and Environmental Remediation Liabilities

Liabilities for landfill and environmental remediation costs are presented in the table below (in millions):

	December 31, 2011			December 31, 2010		
	Landfill	**Environmental Remediation**	**Total**	**Landfill**	**Environmental Remediation**	**Total**
Current (in accrued liabilities)	$ 123	$ 38	$ 161	$ 105	$ 43	$ 148
Long-term	1,169	235	1,404	1,161	241	1,402
	$1,292	$273	$1,565	$1,266	$284	$1,550

The changes to landfill and environmental remediation liabilities for the years ended December 31, 2010 and 2011 are reflected in the table below (in millions):

	Landfill	Environmental Remediation
December 31, 2009	$1,267	$256
Obligations incurred and capitalized	47	—
Obligations settled	(86)	(36)
Interest accretion	82	5
Revisions in cost estimates and interest rate assumptions(a)(b)	(49)	61
Acquisitions, divestitures and other adjustments	5	(2)
December 31, 2010	$1,266	$284
Obligations incurred and capitalized	49	—
Obligations settled	(80)	(37)
Interest accretion	84	6
Revisions in cost estimates and interest rate assumptions(a)(b)	(30)	23
Acquisitions, divestitures and other adjustments	3	(3)
December 31, 2011	$1,292	$273

(a) The amounts reported for our landfill liabilities include reductions of approximately $50 million and $30 million for 2010 and 2011, respectively, related to our year-end annual review of final landfill capping, closure and post-closure obligations.

(b) The amount reported in 2010 for our environmental remediation liabilities includes increased cost estimates associated with environmental remediation obligations, primarily based on a review and evaluation of existing remediation projects. As these remediation projects progressed, more defined plans were developed, resulting in a net increase in the required obligation to reflect the more likely remedies. Additionally, during 2010, the risk-free discount rate used to measure our liabilities decreased from 3.75% at December 31, 2009 to 3.5% at December 31, 2010, resulting in an increase of $5 million to our environmental remediation liabilities and a corresponding increase to "Operating" expenses.

The amount reported in 2011 for our environmental remediation liabilities primarily relates to the impact of a decrease in the risk-free discount rate used to measure our liabilities from 3.5% at December 31, 2010 to 2.0% at December 31, 2011, resulting in an increase of $25 million to our environmental remediation liabilities and a corresponding increase to "Operating" expenses. This charge was partially offset by a $9 million favorable revision to an environmental remediation liability at a closed site based on the estimated cost of the remediation alternative selected by the EPA.

Our recorded liabilities as of December 31, 2011 include the impacts of inflating certain of these costs based on our expectations for the timing of cash settlement and of discounting certain of these costs to present value. Anticipated payments of currently identified environmental remediation liabilities as measured in current dollars are $38 million in 2012; $26 million in 2013; $27 million in 2014; $24 million in 2015; $12 million in 2016; and $138 million thereafter.

At several of our landfills, we provide financial assurance by depositing cash into restricted trust funds or escrow accounts for purposes of settling final capping, closure, post-closure and environmental remediation obligations. Generally, these trust funds are established to comply with statutory requirements and operating agreements and we are the sole beneficiary of the restricted balances. However, certain of the funds have been established for the benefit of both the Company and the host community in which we operate.

The fair value of trust funds and escrow accounts for which we are the sole beneficiary was $123 million at December 31, 2011 and $124 million as of December 31, 2010. These amounts are included in long-term "Other assets" in our Consolidated Balance Sheet. Our portion of the trusts that have been established for the benefit of both the Company and the host community in which we operate had an aggregate carrying value of $107 million at December 31, 2011 and $103 million at December 31, 2010. These amounts are included in "Other receivables" and as long-term "Other assets" in our Consolidated Balance Sheet.

5. Property and Equipment

Property and equipment at December 31 consisted of the following (in millions):

	2011	2010
Land	$ 663	$ 651
Landfills	12,940	12,777
Vehicles	3,705	3,588
Machinery and equipment	3,731	3,454
Containers	2,392	2,277
Buildings and improvements	3,273	3,064
Furniture, fixtures and office equipment	846	747
	27,550	26,558
Less accumulated depreciation on tangible property and equipment	(8,377)	(7,898)
Less accumulated landfill airspace amortization	(6,931)	(6,792)
	$12,242	$11,868

Depreciation and amortization expense, including amortization expense for assets recorded as capital leases, was comprised of the following for the years ended December 31 (in millions):

	2011	2010	2009
Depreciation of tangible property and equipment	$ 800	$ 781	$ 779
Amortization of landfill airspace	378	372	358
Depreciation and amortization expense	$1,178	$1,153	$1,137

6. Goodwill and Other Intangible Assets

Goodwill was $6,215 million as of December 31, 2011 compared with $5,726 million as of December 31, 2010. The $489 million increase in goodwill during 2011 was primarily related to consideration paid for acquisitions in excess of identifiable net assets acquired of $497 million, which includes $327 million related to our July 2011 acquisition of Oakleaf as discussed in Note 19, partially offset by foreign currency translation and other adjustments.

We incurred no impairment of goodwill as a result of our annual, fourth quarter goodwill impairment tests in 2011, 2010 or 2009. Additionally, we did not encounter any events or changes in circumstances that indicated that an impairment was more likely than not during interim periods in 2011, 2010 or 2009. However, there can be no assurance that goodwill will not be impaired at any time in the future.

Our other intangible assets as of December 31, 2011 and 2010 were comprised of the following (in millions):

	Customer Contracts and Customer Lists	Covenants Not-to-Compete	Licenses, Permits and Other	Total
December 31, 2011:				
Intangible assets	$ 392	$ 91	$161	$ 644
Less accumulated amortization	(119)	(41)	(27)	(187)
	$ 273	$ 50	$134	$ 457
December 31, 2010:				
Intangible assets	$ 228	$ 64	$147	$ 439
Less accumulated amortization	(87)	(31)	(26)	(144)
	$ 141	$ 33	$121	$ 295

Amortization expense for other intangible assets was $51 million for 2011, $41 million for 2010, and $29 million for 2009. At December 31, 2011, we had $62 million of intangible assets that are not subject to amortization, which are primarily operating permits that do not have stated expirations or that have routine, administrative renewal processes. Additional information related to intangible assets acquired through 2011 business combinations is included in Note 19. As of December 31, 2011, expected annual amortization expense related to intangible assets is $66 million in 2012; $58 million in 2013; $48 million in 2014; $42 million in 2015; and $37 million in 2016.

7. Debt

The following table summarizes the major components of debt at each balance sheet date (in millions) and provides the maturities and interest rate ranges of each major category as of December 31, 2011:

	2011	2010
Revolving credit facility (interest rate of 1.5% at December 31, 2011)	$ 150	$ —
Letter of credit facilities	—	—
Canadian credit facility (weighted average effective interest rate of 1.8% at December 31, 2011 and 2.2% at December 31, 2010)	137	212
Senior notes and debentures, maturing through 2039, interest rates ranging from 2.60% to 7.75% (weighted average interest rate of 6.0% at December 31, 2011 and 6.5% at December 31, 2010)	6,228	5,452
Tax-exempt bonds maturing through 2041, fixed and variable interest rates ranging from 0.1% to 7.4% (weighted average interest rate of 3.1% at December 31, 2011 and 2010)	2,771	2,696
Tax-exempt project bonds, maturing through 2029, fixed and variable interest rates ranging from 0.1% to 3.4% (weighted average interest rate of 1.3% at December 31, 2011 and 2.5% at December 31, 2010)	86	116
Capital leases and other, maturing through 2055, interest rates up to 12%	384	431
Total long-term debt	$9,756	$8,907
Current portion of long-term debt	631	233
Long-term debt, less current portion	$9,125	$8,674

Debt Classification

As of December 31, 2011, we had (i) $925 million of debt maturing within twelve months, including $150 million of borrowings outstanding under the revolving credit facility, U.S.$137 million of advances outstanding under our Canadian credit facility, $400 million of 6.375% senior notes that mature in November 2012 and $168 million of tax-exempt bonds and (ii) $305 million of fixed-rate tax-exempt borrowings subject to re-pricing within the next twelve months. Under accounting principles generally accepted in the United States, this debt must be classified as current unless we have the intent and ability to refinance it on a long-term basis. We have the intent and ability to refinance $599 million of this debt on a long-term basis and have classified the remaining $631 million as current obligations as of December 31, 2011.

As of December 31, 2011, we also have $565 million of variable-rate tax-exempt bonds and $46 million of variable-rate tax-exempt project bonds. The interest rates on these bonds are reset on either a daily or weekly basis through a remarketing process. If the remarketing agent is unable to remarket the bonds, the remarketing agent can put the bonds to us. These bonds are supported by letters of credit guaranteeing repayment of the bonds in this event. We classified these borrowings as long-term in our Consolidated Balance Sheet at December 31, 2011 because the borrowings are supported by letters of credit issued under our five-year, $2.0 billion revolving credit facility, which is long-term.

Access to and Utilization of Credit Facilities

Revolving Credit Facility — In May 2011, we amended and restated our $2.0 billion revolving credit facility as a result of changes in market conditions, which significantly reduced the cost of the facility. We also extended the term through May 2016. This facility provides us with credit capacity to be used for either cash borrowings or to support letters of credit. At December 31, 2011, we had $150 million of outstanding borrowings and $1,012 million of letters of credit issued and supported by the facility. The unused and available credit capacity of the facility was $838 million as of December 31, 2011.

Letter of Credit Facilities — As of December 31, 2011, we had an aggregate committed capacity of $505 million under letter of credit facilities with terms ending from June 2013 to June 2015. These facilities are currently being used to back letters of credit issued to support our bonding and financial assurance needs. Our letters of credit generally have terms providing for automatic renewal after one year. In the event of an unreimbursed draw on a letter of credit, the amount of the draw paid by the letter of credit provider generally converts into a term loan for the remaining term of the respective facility. Through December 31, 2011, we had not experienced any unreimbursed draws on letters of credit under these facilities. As of December 31, 2011, no borrowings were outstanding under these letter of credit facilities and we had $3 million of unused and available credit capacity.

Canadian Credit Facility — In November 2005, Waste Management of Canada Corporation, one of our wholly-owned subsidiaries, entered into a credit facility agreement to facilitate WM's repatriation of accumulated earnings and capital from its Canadian subsidiaries. The agreement provided for an initial credit capacity of C$340 million and matures in November 2012. At December 31, 2011, we had U.S.$137 million of borrowings outstanding under this credit facility.

Debt Borrowings and Repayments

The significant changes in our debt balances from December 31, 2010 to December 31, 2011 are related to the following:

Revolving Credit Facility — During the third quarter of 2011, we borrowed $100 million under our revolving credit facility in connection with our acquisition of Oakleaf, which is discussed further in Note 19. These borrowings were repaid with proceeds from our August 2011 issuance of senior notes. The $150 million of borrowings outstanding as of December 31, 2011 were incurred for general corporate purposes, including additions to working capital, capital expenditures and the funding of acquisitions and investments. We borrowed another $50 million under our revolving credit agreement in January, bringing the total outstanding as of the date of this filing to $200 million. We currently expect to repay these borrowings during 2012 with cash flow generated by our operations. Due to the short-term maturities of these borrowings, we have reported these cash flows on a net basis in the Consolidated Statement of Cash Flows in accordance with accounting principles generally accepted in the U.S.

Canadian Credit Facility — A total of U.S.$77 million of net advances under the facility matured during 2011 and were repaid with available cash.

Senior Notes — In February 2011, we issued $400 million of 4.60% senior notes due March 2021. The net proceeds from the debt issuance were $396 million. We used a portion of the proceeds to repay $147 million of 7.65% senior notes that matured in March 2011. In August 2011, we issued $500 million of 2.60% senior notes due September 2016. The net proceeds from the debt issuance were $497 million. A portion of the proceeds was used to repay the $100 million borrowing under our $2.0 billion revolving credit facility, which is discussed above, and the remainder was incurred for general corporate purposes, including additions to working capital, capital expenditures and the funding of acquisitions and investments.

The remaining change in the carrying value of our senior notes from December 31, 2010 to December 31, 2011 is principally due to accounting for our fixed-to-floating interest rate swap agreements, which are accounted for as fair value hedges resulting in all fair value adjustments being reflected as a component of the carrying value of the underlying debt. Refer to Note 8 for additional information regarding our interest rate derivatives.

Tax-Exempt Bonds — During the year ended December 31, 2011, we issued $100 million of tax-exempt bonds, which are used as a means of accessing low-cost financing for capital expenditures. The proceeds from these debt issuances may only be used for the specific purpose for which the money was raised, which is generally to finance expenditures for landfill construction and development. We repaid $25 million of our tax-exempt bonds with available cash during the year ended December 31, 2011. Additional information related to the presentation of these borrowings in the Consolidated Statement of Cash Flows is discussed in Note 3.

Tax-Exempt Project Bonds — In the past, our Wheelabrator Group used tax-exempt project bonds to finance the development of waste-to-energy facilities. During the year ended December 31, 2011, we repaid $30 million of our tax-exempt project bonds with available cash.

Capital Leases and Other — The decrease in our capital leases and other debt obligations is primarily due to the repayment of $87 million of various borrowings upon their scheduled maturities, net of new leases and borrowings of $48 million.

Scheduled Debt Payments — Scheduled principal payments of our debt and capital leases for the next five years are as follows: $918 million in 2012; $210 million in 2013; $460 million in 2014; $455 million in 2015; and $696 million in 2016. Our recorded debt and capital lease obligations include non-cash adjustments associated with discounts, premiums and fair value adjustments for interest rate hedging activities, which have been excluded from these amounts because they will not result in cash payments.

Secured Debt

Our debt balances are generally unsecured, except for capital leases and the note payable associated with our investment in federal low-income housing tax credits. During 2011, we repaid $30 million of tax-exempt project bonds that had been secured by certain of our Wheelabrator Group's assets.

Debt Covenants

Our revolving credit facility and certain other financing agreements contain financial covenants. The most restrictive of these financial covenants are contained in our revolving credit facility. The following table summarizes the requirements of these financial covenants, as defined by the revolving credit facility:

Interest coverage ratio	> 2.75 to 1
Total debt to EBITDA	< 3.5 to 1

Our revolving credit facility and senior notes also contain certain restrictions intended to monitor our level of indebtedness, types of investments and net worth. We monitor our compliance with these restrictions, but do not believe that they significantly impact our ability to enter into investing or financing arrangements typical for our business. As of December 31, 2011 and December 31, 2010, we were in compliance with the covenants and restrictions under all of our debt agreements.

8. Derivative Instruments and Hedging Activities

The following table summarizes the fair values of derivative instruments recorded in our Consolidated Balance Sheet (in millions):

Derivatives Designated as Hedging Instruments	Balance Sheet Location	December 31, 2011	December 31, 2010
Interest rate contracts	Current other assets	$—	$ 1
Electricity commodity contracts	Current other assets	5	—
Interest rate contracts	Long-term other assets	73	37
Total derivative assets		$78	$38
Interest rate contracts	Current accrued liabilities	$42	$11
Electricity commodity contracts	Current accrued liabilities	—	1
Interest rate contracts	Long-term accrued liabilities	32	13
Foreign exchange contracts	Long-term accrued liabilities	2	3
Total derivative liabilities		$76	$28

We have not offset fair value amounts recognized for our derivative instruments. For information related to the methods used to measure our derivative assets and liabilities at fair value, refer to Note 18.

Interest Rate Derivatives

Interest Rate Swaps

We use interest rate swaps to maintain a portion of our debt obligations at variable market interest rates. As of December 31, 2011, we had approximately $6.1 billion in fixed-rate senior notes outstanding. The interest payments on $1 billion, or 16%, of these senior notes have been swapped to variable interest rates to protect the debt against changes in fair value due to changes in benchmark interest rates. As of December 31, 2010, we had approximately $5.4 billion in fixed-rate senior notes outstanding, of which $500 million, or 9%, had been swapped to variable interest rates. The significant terms of our interest rate swap agreements as of December 31, 2011 and 2010 are summarized in the table below (in millions):

As of	Notional Amount	Receive	Pay	Maturity Date
December 31, 2011	$1,000	Fixed 5.00%-7.125%	Floating 0.38%-6.11%	Through March 15, 2018
December 31, 2010	$ 500	Fixed 5.00%-7.65%	Floating 0.10%-4.69%	Through March 15, 2018

The increase in the notional amount of our interest rate swaps from December 31, 2010 to December 31, 2011 was due to the execution of $600 million of interest rate swaps in March 2011 partially offset by the scheduled maturity of $100 million of interest rate swaps in March 2011.

We have designated our interest rate swaps as fair value hedges of our fixed-rate senior notes. Fair value hedge accounting for interest rate swap contracts has increased the carrying value of our debt instruments by $102 million as of December 31, 2011 and $79 million as of December 31, 2010. The following table summarizes the fair value adjustments from interest rate swap agreements at December 31 (in millions):

Increase in Carrying Value of Debt Due to Hedge Accounting for Interest Rate Swaps	December 31, 2011	December 31, 2010
Senior notes:		
Active swap agreements	$ 73	$38
Terminated swap agreements	29	41
	$102	$79

Gains or losses on the derivatives as well as the offsetting losses or gains on the hedged items attributable to our interest rate swaps are recognized in current earnings. We include gains and losses on our interest rate swaps as adjustments to interest expense, which is the same financial statement line item where offsetting gains and losses on the related hedged items are recorded. The following table summarizes the fair value adjustments from interest rate swaps and the underlying hedged items on our results of operations (in millions):

Years Ended December 31,	Statement of Operations Classification	Gain (Loss) on Swap	Gain (Loss) on Fixed-Rate Debt
2011	Interest expense	$ 35	$(35)
2010	Interest expense	$ 6	$ (6)
2009	Interest expense	$(60)	$ 60

We also recognize the impacts of (i) net periodic settlements of current interest on our active interest rate swaps and (ii) the amortization of previously terminated interest rate swap agreements as adjustments to interest expense. The following table summarizes the impact of periodic settlements of active swap agreements and the impact of terminated swap agreements on our results of operations (in millions):

	Years Ended December 31,		
Decrease to Interest Expense Due to Hedge Accounting for Interest Rate Swaps	**2011**	**2010**	**2009**
Periodic settlements of active swap agreements(a)	$23	$29	$46
Terminated swap agreements	12	18	19
	$35	$47	$65

(a) These amounts represent the net of our periodic variable-rate interest obligations and the swap counterparties' fixed-rate interest obligations. Our variable-rate obligations are based on a spread from the three-month LIBOR. The significant decline in the benefit from active swaps when comparing 2010 with 2009 is due to a decrease in the notional amount of swaps outstanding, offset, in part, by a decline in three-month LIBOR rates.

Forward-Starting Interest Rate Swaps

In 2009, we entered into forward-starting interest rate swaps with a total notional value of $525 million to hedge the risk of changes in semi-annual interest payments due to fluctuations in the forward ten-year LIBOR swap rate for anticipated fixed-rate debt issuances in 2011, 2012 and 2014. We designated these forward-starting interest rate swaps as cash flow hedges.

During the first quarter of 2011, $150 million of these forward-starting interest rate swaps were terminated contemporaneously with the actual issuance of senior notes in February 2011, and we paid cash of $9 million to settle the liability related to these swap agreements. The ineffectiveness recognized upon termination of the hedges was immaterial and the related deferred loss continues to be recorded as a component of "Accumulated other comprehensive income." The deferred loss is being amortized as an increase to interest expense over the ten-year life of the senior notes issued in February 2011 using the effective interest method. The incremental interest expense associated with these forward-starting interest rate swaps was immaterial during the year ended December 31, 2011 and is expected to be immaterial over the next twelve months.

The forward-starting interest rate swaps outstanding as of December 31, 2011 relate to anticipated debt issuances in November 2012 and March 2014. As of December 31, 2011, the fair value of these active interest rate derivatives was comprised of $42 million of current liabilities and $32 million of long-term liabilities compared with $13 million of long-term liabilities as of December 31, 2010.

We recognized pre-tax and after-tax losses of $59 million and $37 million, respectively, to other comprehensive income for changes in the fair value of our forward-starting interest rate swaps during the year ended December 31, 2011 and $33 million and $20 million, respectively, during the year ended December 31, 2010. We recognized pre-tax and after-tax gains of $9 million and $5 million, respectively, to other comprehensive income for changes in the fair value of our forward-starting interest rate swaps during the year ended December 31, 2009. There was no significant ineffectiveness associated with these hedges during the years ended December 31, 2011, 2010 or 2009.

Treasury Rate Locks

During the third quarter of 2009, we entered into Treasury rate locks with a total notional amount of $200 million to hedge the risk of changes in semi-annual interest payments for a portion of the senior notes that the Company planned to issue in June 2010. The Treasury rate locks were terminated in the second quarter of 2010 contemporaneously with the actual issuance of senior notes, and we paid cash of $7 million upon settlement. In 2009, we recognized pre-tax and after-tax gains of $4 million and $2 million, respectively, to other comprehensive income for changes in the fair value of these Treasury rate locks. In 2010, we recognized pre-tax and after-tax losses of $11 million and $7 million, respectively, to other comprehensive income for changes in the fair value of these Treasury rate locks. There was no significant ineffectiveness associated with these hedges during 2009 or 2010.

At December 31, 2011 and 2010, our "Accumulated other comprehensive income" included $12 million and $16 million, respectively, of deferred losses, net of taxes, associated with the Treasury rate locks mentioned above and with Treasury rate locks that had been executed in previous years in anticipation of senior note issuances. These deferred losses are reclassified as an increase to interest expense over the life of the related senior note issuances, which extend through 2032. Pre-tax amounts of $7 million, $8 million and $9 million were reclassified out of accumulated other comprehensive income and into interest expense in 2011, 2010 and 2009, respectively. As of December 31, 2011, $7 million (on a pre-tax basis) is scheduled to be reclassified as an increase to interest expense over the next twelve months.

Credit-Risk-Related Contingent Features

Certain of our interest rate derivative instruments contain provisions related to the Company's credit rating. If the Company's credit rating were to fall to specified levels below investment grade, the counterparties have the ability to terminate the derivative agreements, resulting in settlement of all affected transactions. As of December 31, 2011, we had not experienced any credit events that would trigger these provisions, nor did we have any derivative instruments with credit-risk-related contingent features that were in a net liability position.

Foreign Exchange Derivatives

We use foreign currency exchange rate derivatives to hedge our exposure to fluctuations in exchange rates for anticipated intercompany cash transactions between WM Holdings, and its Canadian subsidiaries.

As of December 31, 2009, the hedged cash flows included C$370 million of principal and C$22 million of interest scheduled to be paid in December 2010. The intercompany note and related forward contracts matured in December 2010 and we paid cash of U.S. $37 million to settle the forward contracts.

In December 2010, we executed a new C$370 million intercompany debt arrangement and entered into new forward contracts for the related principal and interest cash flows. The total notional value of the forward contracts was C$401 million at December 31, 2010. Interest of C$10 million was paid on November 30, 2011 and the related forward contract matured, resulting in a remaining notional value of C$391 million at December 31, 2011. Scheduled interest payments as of December 31, 2011 are as follows: C$11 million on November 30, 2012 and C$10 million on October 31, 2013. The principal is scheduled to be repaid on October 31, 2013. We designated these forward contracts as cash flow hedges.

Gains or losses on the underlying hedged items attributable to foreign currency exchange risk are recognized in current earnings. The gains or losses on our foreign currency forward contracts that are reclassified out of accumulated other comprehensive income are recognized as adjustments to other income and expense, which is the same financial statement line item where offsetting gains or losses on the related hedged items are recorded. The following table summarizes the pre-tax impacts of our foreign currency cash flow derivatives on our comprehensive income and results of operations (in millions):

Year Ended December 31,	Derivative Gain or (Loss) Recognized in OCI (Effective Portion)	Statement of Operations Classification	Derivative Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)
2011	$ 1	Other income (expense)	$ 4
2010	$(22)	Other income (expense)	$(18)
2009	$(47)	Other income (expense)	$(47)

Amounts reported in other comprehensive income and accumulated other comprehensive income are reported net of tax. Adjustments to other comprehensive income for changes in the fair value of our foreign currency cash flow hedges resulted in the recognition of after-tax gains of $1 million during the year ended December 31, 2011; after-tax losses of $14 million during the year ended December 31, 2010; and after-tax losses of $28 million during the year ended December 31, 2009. After-tax adjustments for the reclassification of gains from accumulated other comprehensive income into income were $2 million during the year ended December 31, 2011. After-tax adjustments for the reclassification of losses from accumulated other comprehensive income into income were $11 million and $28 million during the years ended December 2010 and 2009, respectively. Ineffectiveness has been included in other income and expense during each of the reported periods. There was no significant ineffectiveness associated with these hedges during the years ended December 31, 2011, 2010 or 2009.

Electricity Commodity Derivatives

As a result of the expiration of certain long-term electricity contracts at our waste-to-energy facilities, we use short-term "receive fixed, pay variable" electricity commodity swaps to mitigate the variability in our revenues and cash flows caused by fluctuations in the market prices for electricity. We hedged 672,360 megawatt hours, or approximately 26%, of our Wheelabrator Group's full year 2010 merchant electricity sales and 1.55 million megawatt hours, or approximately 50%, of the Group's full year 2011 merchant electricity sales. The swaps executed through December 31, 2011 are expected to hedge about 628,800 megawatt hours, or approximately 19%, of the Group's full year 2012 merchant electricity sales.

We recognized pre-tax and after-tax gains of $8 million and $5 million, respectively, to other comprehensive income for changes in the fair value of our electricity commodity derivatives during the year ended December 31, 2011. We recognized pre-tax and after-tax adjustments of $2 million and $1 million, respectively, for the reclassification of gains from accumulated other comprehensive income into income during the year ended December 31, 2011. All financial statement impacts associated with these derivatives were immaterial for the year ended December 31, 2010. There was no significant ineffectiveness associated with these cash flow hedges during 2011 or 2010.

9. Income Taxes

Provision for Income Taxes

Our "Provision for income taxes" consisted of the following (in millions):

	Years Ended December 31, 2011	2010	2009
Current:			
Federal	$240	$354	$407
State	38	99	74
Foreign	35	22	26
	313	475	507
Deferred:			
Federal	162	85	(45)
State	36	64	(35)
Foreign	—	5	(14)
	198	154	(94)
Provision for income taxes	$511	$629	$413

The U.S. federal statutory income tax rate is reconciled to the effective rate as follows:

	Years Ended December 31, 2011	2010	2009
Income tax expense at U.S. federal statutory rate	35.00%	35.00%	35.00%
State and local income taxes, net of federal income tax benefit	3.46	4.50	3.75
Miscellaneous federal tax credits	(3.29)	(1.67)	(1.15)
Noncontrolling interests	(1.11)	(1.05)	(1.56)
Taxing authority audit settlements and other tax adjustments	(0.47)	0.54	(2.89)
Nondeductible costs relating to acquired intangibles	0.08	0.11	0.18
Tax rate differential on foreign income	(0.70)	(0.39)	(0.24)
Cumulative effect of change in tax rates	0.12	1.74	(0.49)
Utilization of capital loss	—	—	(4.44)
Other	0.52	(0.25)	(0.09)
Provision for income taxes	33.61%	38.53%	28.07%

The comparability of our income taxes for the reported periods has been primarily affected by variations in our income before income taxes, tax audit settlements, changes in effective state and Canadian statutory tax rates, realization of state net operating loss and credit carry-forwards, utilization of a capital loss carry-back and miscellaneous federal tax credits. For financial reporting purposes, income before income taxes showing domestic and foreign sources was as follows (in millions) for the years ended December 31, 2011, 2010 and 2009:

	Years Ended December 31,		
	2011	2010	2009
Domestic	$1,394	$1,517	$1,396
Foreign	126	114	77
Income before income taxes	$1,520	$1,631	$1,473

Tax Audit Settlements — The Company and its subsidiaries file income tax returns in the United States, Canada and Puerto Rico, as well as various state and local jurisdictions. We are currently under audit by the IRS and from time to time we are audited by other taxing authorities. Our audits are in various stages of completion.

During 2011 we settled various state tax audits. The settlement of these tax audits resulted in a reduction to our "Provision for income taxes" of $12 million, or $0.03 per diluted share, for the year ended December 31, 2011.

During 2010, we settled the IRS audit for the 2009 tax year as well as various state tax audits. In addition, we finalized audits in Canada through 2005. The settlement of these tax audits resulted in a reduction to our "Provision for income taxes" of $8 million, or $0.02 per diluted share, for the year ended December 31, 2010.

During 2009, we settled the IRS audit for the 2008 tax year as well as various state tax audits. The settlement of these audits resulted in a reduction to our "Provision for income taxes" of $11 million, or $0.02 per diluted share, for the year ended December 31, 2009.

We are currently in the examination phase of IRS audits for the tax years 2010, 2011 and 2012 and expect these audits to be completed within the next three, 12 and 24 months, respectively. We participate in the IRS's Compliance Assurance Program, which means we work with the IRS throughout the year in order to resolve any material issues prior to the filing of our year-end tax return. We are also currently undergoing audits by various state and local jurisdictions that date back to 2000. We have finalized audits in Canada through the 2005 tax year and are not currently under audit for any subsequent tax years in Canada. On July 28, 2011, we acquired Oakleaf, which is subject to IRS examinations for years dating back to 2008 and state income tax examinations for years dating back to 2002. Pursuant to the terms of our acquisition of Oakleaf, we are entitled to certain indemnifications for Oakleaf's pre-acquisition tax liabilities.

Effective State Tax Rate Change — During 2011, our state deferred income taxes increased by $3 million to reflect the impact of changes in the estimated tax rate at which existing temporary differences will be realized. During 2010, our current state tax rate increased from 6.25% to 6.75% resulting in an increase to our provision for income taxes of $5 million. In addition, our state deferred income taxes increased $37 million to reflect the impact of changes in the estimated tax rate at which existing temporary differences will be realized. During 2009, our current state tax rate increased from 6.0% to 6.25% and our deferred state tax rate increased from 5.5% to 5.75%, resulting in an increase to our income taxes of $3 million and $6 million, respectively. The increases in these rates are primarily due to changes in state law. The comparison of our effective state tax rate during the reported periods has also been affected by return-to-accrual adjustments, which reduced our "Provision for income taxes" in 2011 and 2009 and increased our "Provision for income taxes" in 2010.

Canada Statutory Tax Rate Change — During 2009, the provincial tax rates in Ontario were reduced, which resulted in a $13 million tax benefit as a result of the revaluation of the related deferred tax balances.

State Net Operating Loss and Credit Carry-Forwards — During 2011, 2010, and 2009, we utilized state net operating loss and credit carry-forwards resulting in a reduction to our "Provision for income taxes" for those periods of $4 million, $4 million and $35 million, respectively.

Capital Loss Carry-Back — During 2009, we generated a capital loss from the liquidation of a foreign subsidiary. We determined that the capital loss could be utilized to offset capital gains from 2006 and 2007, which resulted in a reduction to our 2009 "Provision for income taxes" of $65 million.

Investment in Refined Coal Facility — In January 2011, we acquired a noncontrolling interest in a limited liability company, which was established to invest in and manage a refined coal facility in North Dakota. The facility's refinement processes qualify for federal tax credits that are expected to be realized through 2019 in accordance with Section 45 of the Internal Revenue Code. Our initial consideration for this investment consisted of a cash payment of $48 million.

We account for our investment in this entity using the equity method of accounting, recognizing our share of the entity's results and other reductions in "Equity in net losses of unconsolidated entities," within our Condensed Consolidated Statement of Operations. During the year ended December 31, 2011, we recognized $6 million of net losses resulting from our share of the entity's operating losses. Our tax provision for the year ended December 31, 2011 was reduced by $17 million primarily as a result of tax credits realized from this investment. See Note 20 for additional information related to this investment.

Investment in Federal Low-income Housing Tax Credits — In April 2010, we acquired a noncontrolling interest in a limited liability company established to invest in and manage low-income housing properties. The entity's low-income housing investments qualify for federal tax credits that are expected to be realized through 2020 in accordance with Section 42 of the Internal Revenue Code.

We account for our investment in this entity using the equity method of accounting. We recognize our share of the entity's results and reductions in value of our investment in "Equity in net losses of unconsolidated entities," within our Consolidated Statement of Operations. The value of our investment decreases as the tax credits are generated and utilized. During the years ended December 31, 2011 and 2010, we recognized $23 million and $19 million of losses relating to our equity investment in this entity, $8 million and $5 million of interest expense, and a reduction in our tax provision of $38 million (including $26 million of tax credits) and $26 million (including $16 million of tax credits), respectively. See Note 20 for additional information related to this investment.

Unremitted Earnings in Foreign Subsidiaries — At December 31, 2011, remaining unremitted earnings in foreign operations were approximately $750 million, which are considered permanently invested and, therefore, no provision for U.S. income taxes has been accrued for these unremitted earnings. Determination of the unrecognized deferred U.S. income tax liability is not practicable due to uncertainties related to the timing and source of any potential distribution of such funds, along with other important factors such as the amount of associated foreign tax credits.

Deferred Tax Assets (Liabilities)

The components of the net deferred tax assets (liabilities) at December 31 are as follows (in millions):

	December 31, 2011	December 31, 2010
Deferred tax assets:		
Net operating loss, capital loss and tax credit carry-forwards	$ 231	$ 179
Landfill and environmental remediation liabilities	95	60
Miscellaneous and other reserves	283	202
Subtotal	609	441
Valuation allowance	(156)	(132)
Deferred tax liabilities:		
Property and equipment	(1,282)	(1,045)
Goodwill and other intangibles	(976)	(886)
Net deferred tax liabilities	$(1,805)	$(1,622)

The valuation allowance increased by $24 million in 2011 due to our acquisition of Oakleaf, changes in our capital loss carry-forward and changes in our state NOL and credit carry-forwards.

At December 31, 2011, we had $120 million of federal net operating loss, or NOL, carry-forwards and $1.4 billion of state NOL carry-forwards. The federal and state NOL carry-forwards have expiration dates through the year 2031. We also have a $104 million capital loss carry-forward that expires in 2014. In addition, we have $39 million of state tax credit carry-forwards at December 31, 2011.

We have established valuation allowances for uncertainties in realizing the benefit of certain tax loss and credit carry-forwards and other deferred tax assets. While we expect to realize the deferred tax assets, net of the valuation allowances, changes in estimates of future taxable income or in tax laws may alter this expectation.

Liabilities for Uncertain Tax Positions

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, including accrued interest for 2011, 2010 and 2009 is as follows (in millions):

	2011	2010	2009
Balance at January 1	$ 53	$ 75	$ 84
Additions based on tax positions related to the current year	9	5	6
Additions based on tax positions of prior years	—	—	—
Additions due to acquisitions	2	—	—
Accrued interest	2	3	4
Reductions for tax positions of prior years	—	(1)	(1)
Settlements	(10)	(23)	(10)
Lapse of statute of limitations	(7)	(6)	(8)
Balance at December 31	$ 49	$ 53	$ 75

These liabilities are primarily included as a component of long-term "Other liabilities" in our Consolidated Balance Sheets because the Company generally does not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. As of December 31, 2011, $32 million of net unrecognized tax benefits, if recognized in future periods, would impact our effective tax rate.

We recognize interest expense related to unrecognized tax benefits in tax expense. During the years ended December 31, 2011, 2010 and 2009 we recognized approximately $2 million, $3 million and $4 million, respectively, of such interest expense as a component of our "Provision for income taxes." We had approximately $7 million and $8 million of accrued interest in our Consolidated Balance Sheets as of December 31, 2011 and 2010, respectively. We do not have any accrued liabilities or expense for penalties related to unrecognized tax benefits for the years ended December 31, 2011, 2010 and 2009.

We anticipate that approximately $7 million of liabilities for unrecognized tax benefits, including accrued interest, and $2 million of related deferred tax assets may be reversed within the next 12 months. The anticipated reversals are related to state tax items, none of which are material, and are expected to result from audit settlements or the expiration of the applicable statute of limitations period.

Recent Legislation

The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act, signed into law on December 17, 2010, included an extension of the bonus depreciation allowance through the end of 2012 and increased the amount of qualifying capital expenditures that can be depreciated immediately from 50% to 100%. The 100% depreciation deduction applies to qualifying property placed in service from September 8, 2010 through December 31, 2011. The acceleration of deductions on 2011 capital expenditures resulting from the bonus depreciation provision had no impact on our 2011 effective tax rate. However, the ability to accelerate depreciation deductions decreased our 2011 cash taxes by approximately $190 million. Taking the accelerated tax depreciation will result in increased cash taxes in future periods when the deductions for these capital expenditures would have otherwise been taken.

10. Employee Benefit Plans

Defined Contribution Plans — Our Waste Management retirement savings plans are 401(k) plans that cover employees, except those working subject to collective bargaining agreements that do not allow for coverage under such plans. Employees are generally eligible to participate in the plans following a 90-day waiting period after hire and may contribute as much as 25% of their annual compensation, subject to annual contribution limitations established by the IRS. Under our largest retirement savings plan, we match, in cash, 100% of employee contributions on the first 3% of their eligible compensation and match 50% of employee contributions on the next 3% of their eligible compensation, resulting in a maximum match of 4.5%. Both employee and Company contributions vest immediately. Charges to "Operating" and "Selling, general and administrative" expenses for our defined contribution plans were $61 million in 2011, $55 million in 2010 and $50 million in 2009.

Defined Benefit Plans (other than multiemployer defined benefit plans discussed below) — Certain of the Company's subsidiaries sponsor pension plans that cover employees not otherwise covered by the Waste Management retirement savings plans. These employees are members of collective bargaining units. In addition, Wheelabrator Technologies Inc., a wholly-owned subsidiary, sponsors a pension plan for its former executives and former Board members. As of December 31, 2011, the combined benefit obligation of these pension plans was $92 million, and the plans had $62 million of plan assets, resulting in an unfunded benefit obligation for these plans of $30 million.

In addition, WM Holdings and certain of its subsidiaries provided post-retirement health care and other benefits to eligible employees. In conjunction with our acquisition of WM Holdings in July 1998, we limited participation in these plans to participating retired employees as of December 31, 1998. The unfunded benefit obligation for these plans was $43 million at December 31, 2011.

Our accrued benefit liabilities for our defined benefit pension and other post-retirement plans are $73 million as of December 31, 2011 and are included as components of "Accrued liabilities" and long-term "Other liabilities" in our Consolidated Balance Sheet.

Multiemployer Defined Benefit Plans — We are a participating employer in a number of trustee-managed multiemployer, defined benefit pension plans for employees who participate in collective bargaining agreements. The risks of participating in these multiemployer plans are different from single-employer plans in that (i) assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers; (ii) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be required to be assumed by the remaining participating employers and (iii) if we choose to stop participating in any of our multiemployer plans, we may be required to pay those plans a withdrawal amount based on the underfunded status of the plan. The following table outlines our participation in multiemployer plans considered to be individually significant (dollar amounts in millions):

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Reported Status(a)		FIP/RP Status(b)(c)	Contributions(d)			Expiration Date of Collective Bargaining Agreement
		2011	2010		2011	2010	2009	
Automotive Industries Pension Plan	EIN: 94-1133245; Plan Number: 001	Critical	Critical	Implemented	$ 1	$ 1	$ 1	Various dates through 8/31/2014
Central States, Southeast and Southwest Areas Pension Plan	EIN: 36-6044243; Plan Number: 001	Critical	Critical	Implemented	—	—	1	(e)
Distributors Association Warehousemens Pension Trust	EIN: 94-0294755 Plan Number: 002	Critical as of 5/31/2010	Critical as of 5/31/2009	Implemented	1	1	1	5/31/2010; negotiations ongoing
Local 731 Private Scavengers and Garage Attendants Pension Trust Fund	EIN: 36-6513567; Plan Number: 001	Endangered as of 9/30/2010	Endangered as of 9/30/2009	Implemented	4	4	3	9/30/2013 and 9/30/2014
New England Teamsters and Trucking Industry Pension Fund	EIN: 04-6372430; Plan Number: 001	Critical as of 9/30/2010	Critical as of 9/30/2009	Implemented	—	—	—	2/28/2013
Suburban Teamsters of Northern Illinois Pension Plan	EIN: 36-6155778; Plan Number: 001	Critical	Critical	Implemented	2	2	2	Various dates through 3/31/2015
Teamsters Employers Local 945 Pension Fund	EIN: 22-6196388; Plan Number: 001	Critical	Critical	Implemented	—	—	—	Various dates through 12/31/2014
Western Conference of Teamsters Pension Plan	EIN: 91-6145047; Plan Number: 001	Not Endangered or Critical	Not Endangered or Critical	Not applicable	20	20	18	Various dates through 6/30/2017
Western Pennsylvania Teamsters and Employers Pension Plan	EIN: 25-6029946; Plan Number: 001	Critical	Critical	Implemented	1	1	1	12/31/2011; negotiations ongoing

(a) Unless otherwise noted in the table, the most recent Pension Protection Act zone status available in 2011 and 2010 is for the plan's year-end at December 31, 2010 and 2009, respectively. The zone status is based on information that we received from the plan and is certified by the plan's actuary. As defined in the Pension Protection Act of 2006, among other factors, plans reported as critical are generally less than 65% funded and plans reported as endangered are generally either less than 80% funded or meet certain accumulated funding deficiency criteria.

(b) The "FIP/RP Status" column indicates plans for which a Funding Improvement Plan ("FIP") or a Rehabilitation Plan ("RP") is either pending or has been implemented.

(c) A multiemployer defined benefit pension plan that has been certified as endangered, seriously endangered or critical may begin to levy a statutory surcharge on contribution rates. Once authorized, the surcharge is at the rate of 5% for the first 12 months and 10% for any periods thereafter. Contributing employers, however, may eliminate the surcharge by entering into a collective bargaining agreement that meets the requirements of the applicable FIP or RP.

(d) The Company was listed in the Form 5500 as providing more than 5% of the total contributions for each of the following plans and plan years:

	Year Contributions to Plan Exceeded 5% of Total Contributions (as of Plan's Year End)
Distributors Association Warehousemens Pension Trust	5/31/2010
Local 731 Private Scavengers and Garage Attendants Pension Trust Fund	9/30/2010
Suburban Teamsters of Northern Illinois Pension Plan	12/31/2010 and 12/31/2009

At the date the financial statements were issued, Forms 5500 were not available for the plan years ended in 2011. For the plan years ended in 2009, Forms 5500 were not available for the following plans: Distributors Association Warehousemens Pension Trust, Local 731 Private Scavengers and Garage Attendants Pension Trust Fund and New England Teamsters and Trucking Industry Pension Fund.

(e) While the subject of pending litigation, the Company has no collective bargaining agreements remaining that require contributions to this fund.

The following table summarizes all contributions made to multiemployer defined benefit pension plans, which were charged to operations for our subsidiaries' ongoing participation in these defined benefit plans (in millions):

	Years Ended December 31,		
	2011	2010	2009
Contributions to individually significant multiemployer defined benefit pension plans	$29	$29	$27
Contributions to all other multiemployer defined benefit pension plans	7	7	7
Total contributions to multiemployer defined benefit pension plans	$36	$36	$34

Our portion of the projected benefit obligation, plan assets and unfunded liability of the multiemployer pension plans is not material to our financial position. However, the failure of participating employers to remain solvent could affect our portion of the plans' unfunded liability. Specific benefit levels provided by union pension plans are not negotiated with or known by the employer contributors.

In connection with our ongoing renegotiations of various collective bargaining agreements, we may discuss and negotiate for the complete or partial withdrawal from one or more of these pension plans. If we elect to withdraw from these plans, we may incur expenses associated with our obligations for unfunded vested benefits at the time of the withdrawal. As discussed in Note 11, in 2010 and 2009, we recognized aggregate charges of $26 million and $9 million, respectively, to "Operating" expenses for the withdrawal of certain bargaining units from multiemployer pension plans.

11. Commitments and Contingencies

Financial Instruments — We have obtained letters of credit, performance bonds and insurance policies and have established trust funds and issued financial guarantees to support tax-exempt bonds, contracts, performance of landfill final capping, closure and post-closure requirements, environmental remediation, and other obligations. Letters of credit generally are supported by our revolving credit facility and other credit facilities established for that purpose. These facilities are discussed further in Note 7. We obtain surety bonds and insurance policies from an entity in which we have a noncontrolling financial interest. We also obtain insurance from a wholly-owned insurance company, the sole business of which is to issue policies for us. In those instances where our use of financial assurance from entities we own or have financial interests in is not allowed, we have available alternative financial assurance mechanisms.

Management does not expect that any claims against or draws on these instruments would have a material adverse effect on our consolidated financial statements. We have not experienced any unmanageable difficulty in obtaining the required financial assurance instruments for our current operations. In an ongoing effort to mitigate risks of future cost increases and reductions in available capacity, we continue to evaluate various options to access cost-effective sources of financial assurance.

Insurance — We carry insurance coverage for protection of our assets and operations from certain risks including automobile liability, general liability, real and personal property, workers' compensation, directors' and officers' liability, pollution legal liability and other coverages we believe are customary to the industry. Our exposure to loss for insurance claims is generally limited to the per incident deductible under the related insurance policy. Our exposure, however, could increase if our insurers are unable to meet their commitments on a timely basis.

We have retained a significant portion of the risks related to our automobile, general liability and workers' compensation claims programs. For our self-insured retentions, the exposure for unpaid claims and associated expenses, including incurred but not reported losses, is based on an actuarial valuation and internal estimates. The accruals for these liabilities could be revised if future occurrences or loss development significantly differ from our assumptions used. As of December 31, 2011, our general liability insurance program carried self-insurance exposures of up to $2.5 million per incident and our workers' compensation insurance program carried self-insurance exposures of up to $5 million per incident. As of December 31, 2011, our auto liability insurance program included a per-incident base deductible of $5 million, subject to additional deductibles of $4.8 million in the $5 million to $10 million layer. Self-insurance claims reserves acquired as part of our acquisition of WM Holdings in July 1998 were discounted at 2.0% at December 31, 2011, 3.50% at December 31, 2010 and 3.75% at December 31, 2009. The changes to our net insurance liabilities for the three years ended December 31, 2011 are summarized below (in millions):

	Gross Claims Liability	Receivables Associated with Insured Claims(a)	Net Claims Liability
Balance, December 31, 2008	$ 531	$(191)	$ 340
Self-insurance expense (benefit)	184	(32)	152
Cash (paid) received	(174)	29	(145)
Balance, December 31, 2009	541	(194)	347
Self-insurance expense (benefit)	179	(38)	141
Cash (paid) received	(197)	62	(135)
Balance, December 31, 2010	523	(170)	353
Self-insurance expense (benefit)	176	(14)	162
Cash (paid) received	(188)	23	(165)
Balance, December 31, 2011(b)	$ 511	$(161)	$ 350
Current portion at December 31, 2011	$ 135	$ (40)	$ 95
Long-term portion at December 31, 2011	$ 376	$(121)	$ 255

(a) Amounts reported as receivables associated with insured claims are related to both paid and unpaid claims liabilities.

(b) We currently expect substantially all of our recorded obligations to be settled in cash in the next five years.

The Directors' and Officers' Liability Insurance policy we choose to maintain covers only individual executive liability, often referred to as "Broad Form Side A," and does not provide corporate reimbursement coverage, often referred to as "Side B." The Side A policy covers directors and officers directly for loss, including defense costs, when corporate indemnification is unavailable. Side A-only coverage cannot be exhausted by payments to the Company, as the Company is not insured for any money it advances for defense costs or pays as indemnity to the insured directors and officers.

We do not expect the impact of any known casualty, property, environmental or other contingency to have a material impact on our financial condition, results of operations or cash flows.

Operating Leases — Rental expense for leased properties was $138 million during 2011, $121 million during 2010 and $114 million during 2009. Minimum contractual payments due for our operating lease obligations are $91 million in 2012, $77 million in 2013, $68 million in 2014, $56 million in 2015 and $45 million in 2016.

Our minimum contractual payments for lease agreements during future periods is significantly less than current year rent expense due to short-term leases and because our significant lease agreements at landfills have variable terms based either on a percentage of revenue or a rate per ton of waste received.

Other Commitments

- *Fuel Supply* — We have purchase agreements expiring at various dates through 2025 that require us to purchase minimum amounts of wood waste, anthracite coal waste (culm) and conventional fuels at our independent power production plants. These fuel supplies are used to produce steam that is sold to industrial and commercial users and electricity that is sold to electric utilities, which is generally subject to the terms and conditions of long-term contracts. Our purchase agreements have been established based on the plants' anticipated fuel supply needs to meet the demands of our customers under these long-term electricity sale contracts. Under our fuel supply take-or-pay contracts, we are generally obligated to pay for a minimum amount of waste or conventional fuel at a stated rate even if such quantities are not required in our operations.

- *Disposal* — We have several agreements expiring at various dates through 2052 that require us to dispose of a minimum number of tons at third-party disposal facilities. Under these put-or-pay agreements, we are required to pay for the agreed upon minimum volumes regardless of the actual number of tons placed at the facilities. We generally fulfill our minimum contractual obligations by disposing of volumes collected in the ordinary course of business at these disposal facilities.

- *Waste Paper* — We are party to waste paper purchase agreements expiring at various date through 2016 that require us to purchase a minimum number of tons of waste paper. The cost per ton we pay is based on market prices.

- *Royalties* — We have various arrangements that require us to make royalty payments to third parties including prior land owners, lessors or host communities where our operations are located. Our obligations generally are based on per ton rates for waste actually received at our transfer stations, landfills or waste-to-energy facilities. Royalty agreements that are non-cancelable and require fixed or minimum payments are recorded as obligations in our Consolidated Balance Sheet.

- *Credit Commitment* — In 2011, we made a noncontrolling equity investment in an entity focused on the conversion of municipal solid waste into advanced bio-fuels. In connection with this investment, we agreed to provide the entity with a secured loan facility whereby we would fund up to $70 million to support the construction of the entity's first bio-fuel facility. Our obligation to fund this secured loan agreement is contingent upon the satisfaction of certain conditions by the borrower. The borrower has until November 2014 to draw on the facility and must repay the loan over a term not to exceed 12 years from the plant's commencement of commercial operations.

Our unconditional obligations are established in the ordinary course of our business and are structured in a manner that provides us with access to important resources at competitive, market-driven rates. Our actual future minimum obligations under these outstanding agreements are generally quantity driven and, as a result, our associated financial obligations are not fixed as of December 31, 2011. For contracts that require us to purchase minimum quantities of goods or services, we have estimated our future minimum obligations based on the current market values of the underlying products or services. As of December 31, 2011, our estimated minimum obligations for the above-described purchase obligations, which are not recognized in our Consolidated Balance Sheet in accordance with accounting principles generally accepted in the U.S., were $148 million in 2012, $143 million in 2013, $47 million in 2014, $36 million in 2015 and $29 million in 2016. We currently expect the products and services provided by these agreements to continue to meet the needs of our ongoing operations. Therefore, we do not expect these established arrangements to materially impact our future financial position, results of operations or cash flows.

Guarantees — We have entered into the following guarantee agreements associated with our operations:

- As of December 31, 2011, WM Holdings has fully and unconditionally guaranteed all of WM's senior indebtedness, including its senior notes, revolving credit agreement and certain letter of credit facilities, which mature through 2039. WM has fully and unconditionally guaranteed the senior indebtedness of WM Holdings, which matures in 2026. Performance under these guarantee agreements would be required if either party defaulted on their respective obligations. No additional liabilities have been recorded for these guarantees because the underlying obligations are reflected in our Consolidated Balance Sheets. See Note 23 for further information.

- WM and WM Holdings have guaranteed the tax-exempt bonds and other debt obligations of their subsidiaries. If a subsidiary fails to meet its obligations associated with its debt agreements as they come due, WM or WM Holdings will be required to perform under the related guarantee agreement. No additional liabilities have been recorded for these guarantees because the underlying obligations are reflected in our Consolidated Balance Sheets. See Note 7 for information related to the balances and maturities of our tax-exempt bonds.

- We have guaranteed certain financial obligations of unconsolidated entities. The related obligations, which mature through 2020, are not recorded on our Consolidated Balance Sheets. As of December 31, 2011, our maximum future payments associated with these guarantees are approximately $20 million. We do not believe that it is likely that we will be required to perform under these guarantees.

- Certain of our subsidiaries have guaranteed the market or contractually-determined value of certain homeowners' properties that are adjacent to certain of our landfills. These guarantee agreements extend over the life of the respective landfill. Under these agreements, we would be responsible for the difference, if any, between the sale value and the guaranteed market or contractually-determined value of the homeowners' properties. As of December 31, 2011, we have agreements guaranteeing certain market value losses for approximately 900 homeowners' properties adjacent to or near 21 of our landfills. We do not believe that these contingent obligations will have a material effect on our financial position, results of operations or cash flows.

- We have indemnified the purchasers of businesses or divested assets for the occurrence of specified events under certain of our divestiture agreements. Other than certain identified items that are currently recorded as obligations, we do not believe that it is possible to determine the contingent obligations associated with these indemnities. Additionally, under certain of our acquisition agreements, we have provided for additional consideration to be paid to the sellers if established financial targets are achieved post-closing. For acquisitions completed subsequent to January 1, 2009, we have recognized liabilities for these contingent obligations based on an estimate of the fair value of these contingencies at the time of acquisition. For acquisitions completed before January 1, 2009, the costs associated with any additional consideration requirements are accounted for as incurred. Contingent obligations related to indemnifications arising from our divestitures and contingent consideration provided for by our acquisitions are not expected to be material to our financial position, results of operations or cash flows.

- WM and WM Holdings guarantee the service, lease, financial and general operating obligations of certain of their subsidiaries. If such a subsidiary fails to meet its contractual obligations as they come due, the guarantor has an unconditional obligation to perform on its behalf. No additional liability has been recorded for service, financial or general operating guarantees because the subsidiaries' obligations are properly accounted for as costs of operations as services are provided or general operating obligations as incurred. No additional liability has been recorded for the lease guarantees because the subsidiaries' obligations are properly accounted for as operating or capital leases, as appropriate.

We currently do not believe it is reasonably likely that we would be called upon to perform under these guarantees and do not believe that any of the obligations would have a material effect on our financial position, results of operations or cash flows.

Environmental Matters — A significant portion of our operating costs and capital expenditures could be characterized as costs of environmental protection as we are subject to an array of laws and regulations relating to the protection of the environment. Under current laws and regulations, we may have liabilities for environmental damage caused by our operations, or for damage caused by conditions that existed before we acquired a site. In addition to remediation activity required by state or local authorities, such liabilities include potentially responsible party, or PRP, investigations. The costs associated with these liabilities can include settlements, certain legal and consultant fees, as well as incremental internal and external costs directly associated with site investigation and clean-up.

As of December 31, 2011, we had been notified that we are a PRP in connection with 80 locations listed on the EPA's Superfund National Priorities List, or NPL. Of the 80 sites at which claims have been made against us, 17 are sites we own. Each of the NPL sites we own was initially developed by others as a landfill disposal facility. At each of these facilities, we are working in conjunction with the government to characterize or remediate identified site problems, and we have either agreed with other legally liable parties on an arrangement for sharing the costs of remediation or are working toward a cost-sharing agreement. We generally expect to receive any amounts due from other participating parties at or near the time that we make the remedial expenditures. The other 63 NPL sites, which we do not own, are at various procedural stages under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, known as CERCLA or Superfund.

The majority of these proceedings involving NPL sites that we do not own are based on allegations that certain of our subsidiaries (or their predecessors) transported hazardous substances to the sites, often prior to our acquisition of these subsidiaries. CERCLA generally provides for liability for those parties owning, operating, transporting to or disposing at the sites. Proceedings arising under Superfund typically involve numerous waste generators and other waste transportation and disposal companies and seek to allocate or recover costs associated with site investigation and remediation, which costs could be substantial and could have a material adverse effect on our consolidated financial statements. At some of the sites at which we have been identified as a PRP, our liability is well defined as a consequence of a governmental decision and an agreement among liable parties as to the share each will pay for implementing that remedy. At other sites, where no remedy has been selected or the liable parties have been unable to agree on an appropriate allocation, our future costs are uncertain.

Litigation — In April 2002, certain former participants in the ERISA plans of WM Holdings filed a lawsuit in the U.S. District Court for the District of Columbia in a case entitled *William S. Harris, et al. v. James E. Koenig, et al.* The lawsuit attempts to increase the recovery of a class of ERISA plan participants on behalf of the plan based on allegations related to both the events alleged in, and the settlements relating to, the securities class action against WM Holdings that was settled in 1998, the litigation against WM in Texas that was settled in 2002, as well as the decision to offer WM common stock as an investment option within the plan beginning in 1990, despite alleged knowledge by at least two members of the investment committee of financial misstatement by WM during the relevant time period.

During the second quarter of 2010, the Court dismissed certain claims against individual defendants, including all claims against each of the current members of our Board of Directors. Previously, plaintiffs dismissed all claims related to the settlement of the securities class action against WM that was settled in 2002, and the court certified a limited class of participants who may bring claims on behalf of the plan, but not individually. During the third quarter of 2011, the Court ruled in favor of WM and two former employees dismissing all claims brought by the plaintiffs related to the decision to offer WM stock as an investment option within the plan. The Court still has under consideration additional motions that, if granted, would resolve the few remaining claims against WM and its Committees. The outcome of this lawsuit cannot be predicted with certainty. The defendants intend to defend themselves vigorously in this litigation.

In July 2008, subsidiaries of WM were named as defendants in purported class actions in the Circuit Court of Bullock County, Alabama, which was subsequently removed to the United States District Court for the Northern District of Alabama. This suit pertained to our fuel and environmental charge in our customer service agreements and generally alleged that such charges were not properly disclosed, were unfair and were contrary to the contracts. We filed a motion to dismiss that was partially granted during the third quarter of 2010, resulting in dismissal of the plaintiffs' national class action claims. During the third quarter of 2011, the plaintiffs filed and the Court granted a motion to dismiss the litigation without prejudice.

In October 2011 and January 2012, we were named as a defendant in a purported class action in the Circuit Court of Sarasota County, Florida and the Circuit Court of Lawrence County Alabama, respectively. These suits were filed by the same law firm that brought the Alabama litigation discussed in the prior paragraph, and these cases also primarily pertain to our fuel and environmental charges in our customer service agreements, generally alleging that such charges were not properly disclosed, were unfair and were contrary to the contracts. We will vigorously defend this matter. Given the inherent uncertainties of litigation, the ultimate outcome of these cases cannot be predicted at this time, nor can possible damages, if any, be reasonably estimated.

We often enter into contractual arrangements with landowners imposing obligations on us to meet certain regulatory or contractual conditions upon site closure or upon termination of the agreements. Compliance with these arrangements is inherently subject to subjective determinations and may result in disputes, including litigation. In May 2008, Mnoian Management, Inc. filed suit in Los Angeles County Superior Court seeking remediation and increased compaction of a site we had previously leased for landfill purposes. The parties have completed a binding arbitration, and all principal matters have been resolved.

From time to time, we also are named as defendants in personal injury and property damage lawsuits, including purported class actions, on the basis of having owned, operated or transported waste to a disposal facility that is alleged to have contaminated the environment or, in certain cases, on the basis of having conducted environmental remediation activities at sites. Some of the lawsuits may seek to have us pay the costs of monitoring of allegedly affected sites and health care examinations of allegedly affected persons for a substantial period of time even where no actual damage is proven. While we believe we have meritorious defenses to these lawsuits, the ultimate resolution is often substantially uncertain due to the difficulty of determining the cause, extent and impact of alleged contamination (which may have occurred over a long period of time), the potential for successive groups of complainants to emerge, the diversity of the individual plaintiffs' circumstances, and the potential contribution or indemnification obligations of co-defendants or other third parties, among other factors.

As a large company with operations across the United States and Canada, we are subject to various proceedings, lawsuits, disputes and claims arising in the ordinary course of our business. Many of these actions raise complex factual and legal issues and are subject to uncertainties. Actions filed against us include commercial, customer, and employment-related claims, including purported class action lawsuits related to our customer service agreements and purported class actions involving federal and state wage and hour and other laws. The plaintiffs in some actions seek unspecified damages or injunctive relief, or both. These actions are in various procedural stages, and some are covered in part by insurance. We currently do not believe that any such actions will ultimately have a material adverse impact on our consolidated financial statements.

WM's charter and bylaws provide that WM shall indemnify against all liabilities and expenses, and upon request shall advance expenses to, any person who is subject to a pending or threatened proceeding because such person is a director or officer of the Company. Such indemnification is required to the maximum extent permitted under Delaware law. Accordingly, the director or officer must reimburse the Company for any fees advanced if it is later determined that the director or officer was not entitled to have such fees advanced under Delaware law. Additionally, WM has entered into separate indemnification agreements with each of the members of its Board of Directors, and the employment agreements between WM and its Chief Executive Officer, principal financial officer and other executive and senior vice presidents contain a direct contractual obligation of the Company to provide indemnification to the executive. The Company may incur substantial expenses in connection with the fulfillment of its advancement of costs and indemnification obligations in connection with current actions involving former officers of the Company or its subsidiaries or other actions or proceedings that may be brought against its former or current officers, directors and employees.

Item 103 of the SEC's Regulation S-K requires disclosure of certain environmental matters when a governmental authority is a party to the proceedings, or such proceedings are known to be contemplated, unless we reasonably believe that the matter will result in no monetary sanctions, or in monetary sanctions, exclusive of interest and costs, of less than $100,000. The following matters are disclosed in accordance with that requirement:

On April 4, 2006, the EPA issued a Notice of Violation ("NOV") to Waste Management of Hawaii, Inc., an indirect wholly-owned subsidiary of WM, and to the City and County of Honolulu for alleged violations of the federal Clean Air Act, based on alleged failure to submit certain reports and design plans required by the EPA, and the failure to begin and timely complete the installation of a gas collection and control system ("GCCS") for the Waimanalo Gulch Sanitary Landfill on Oahu. The EPA has also indicated that it will seek penalties and injunctive relief as part of the NOV enforcement for elevated landfill temperatures that were recorded after installation of the GCCS. The parties have been in confidential settlement negotiations. Pursuant to an indemnity agreement, any penalty assessed will be paid by the Company, and not by the City and County of Honolulu.

On November 16, 2011, the Regional Water Quality Control Board for the San Francisco Bay Region issued an Administrative Civil Liability ("ACL") Complaint to Guadalupe Rubbish Disposal Company, Inc. ("GRDC"), an indirect wholly-owned subsidiary of WM. The ACL Complaint seeks penalties for alleged violations of California's water pollution statutes and GRDC's landfill permit relating to handling of landfill gas condensate from an on-site landfill gas-to-energy facility owned and operated by a third party. GRDC has appealed the ACL Complaint.

On December 22, 2011, the Harris County Attorney in Houston, Texas filed suit against McGinnes Industrial Maintenance Corporation ("MIMC"), WM and Waste Management of Texas, Inc., et al, seeking civil penalties and attorneys' fees for alleged violations of the Texas Water Code and the Texas Health and Safety Code. The County's Original Petition pending in the District Court of Harris County, Texas alleges the mismanagement of certain waste pits that were operated from 1965 to 1966 by MIMC. In 1998, a predecessor of WM acquired the stock of the parent entity of MIMC.

On January 13, 2012, the Pennsylvania Department of Environmental Protection ("Department") informed Phoenix Resources, Inc. ("Phoenix") landfill that it intended to seek civil penalties for alleged violations of Pennsylvania solid waste regulations during the third quarter of 2011 resulting from the acceptance of certain loads of industrial waste prior to the Department's written approval. Phoenix is an indirect wholly-owned subsidiary of WM.

Additionally, the United States Attorney's Office for the District of Hawaii has commenced an investigation into allegations of violations of the federal Clean Water Act involving discharge of stormwater at the Waimanalo Gulch Sanitary Landfill, located on Oahu, Hawaii in connection with three major storm events in December 2010 and January 2011. No formal enforcement action has been brought against the Company, although we could potentially be subject to sanctions, including requirements to pay monetary penalties, in connection with a future proceeding that may arise from the investigation. We are cooperating with the U.S. Attorney's Office.

Multiemployer Defined Benefit Pension Plans — About 20% of our workforce is covered by collective bargaining agreements with various union locals across the United States and Canada. As a result of some of these agreements, certain of our subsidiaries are participating employers in a number of trustee-managed multiemployer, defined benefit pension plans for the affected employees. Refer to Note 10 for additional information about our participation in multiemployer, defined benefit pension plans considered individually significant. In connection with our ongoing renegotiation of various collective bargaining agreements, we may discuss and negotiate for the complete or partial withdrawal from one or more of these pension plans. A complete or partial withdrawal from a multiemployer pension plan may also occur if employees covered by a collective bargaining agreement vote to decertify a union from continuing to represent them.

One of the most significant multiemployer pension plans in which we have participated is the Central States, Southeast and Southwest Areas Pension Plan ("Central States Pension Plan"), which has reported that it adopted a rehabilitation plan as a result of its actuarial certification for the plan year beginning January 1, 2008. The Central States Pension Plan is in "critical status," as defined by the Pension Protection Act of 2006. We recognized charges to "Operating" expenses of $26 million in 2010 and $9 million in 2009 associated with the withdrawal of certain bargaining units from underfunded multiemployer pension plans. Our partial withdrawal from the Central States Pension Plan accounted for all of our 2010 charges. In October 2011, our last remaining group of employees that were active participants in the Central States Pension Plan voted to decertify the union that represented them, ceasing any contribution obligation and withdrawing them from the Central States Pension Plan.

We are still negotiating and litigating final resolutions of our withdrawal liability for previous withdrawals and our recent final withdrawal mentioned above, which could be materially higher than the charges we have recognized. We do not believe that our withdrawals from the multiemployer plans, individually or in the aggregate, will have a material adverse effect on our financial condition or liquidity. However, depending on the number of employees withdrawn in any future period and the financial condition of the multiemployer plans at the time of withdrawal, such withdrawals could materially affect our results of operations in the period of the withdrawal.

Tax Matters — We are currently in the examination phase of IRS audits for the tax years 2010, 2011 and 2012 and expect these audits to be completed within the next three, 12 and 24 months, respectively. We participate in the IRS's Compliance Assurance Program, which means we work with the IRS throughout the year in order to resolve any material issues prior to the filing of our year-end tax return. We are also currently undergoing audits by various state and local jurisdictions that date back to 2000. We have finalized audits in Canada through the 2005 tax year and are not currently under audit for any subsequent tax years in Canada. On July 28, 2011, we acquired Oakleaf, which is subject to IRS examinations for years dating back to 2008 and state income tax examinations for years dating back to 2002. Pursuant to the terms of our acquisition of Oakleaf, we are entitled to indemnification for Oakleaf's pre-acquisition tax liabilities. We maintain a liability for uncertain tax positions, the balance of which management believes is adequate. Results of audit assessments by taxing authorities are not currently expected to have a material adverse impact on our results of operations or cash flows.

12. Restructuring

2011 Restructuring — Beginning in July 2011, we took steps to streamline our organization as part of our cost savings programs. This reorganization eliminated over 700 employee positions throughout the Company, including approximately 300 open positions. Additionally, subsequent to our acquisition of Oakleaf, we incurred charges in connection with restructuring that organization. During the year ended December 31, 2011, we recognized a total of $19 million of pre-tax restructuring charges, of which $18 million were related to employee severance and benefit costs associated with this reorganization. The remaining charges were primarily related to operating lease obligations for property that will no longer be utilized. The following table summarizes the employee severance and benefit costs and other charges recognized for this restructuring by each of our current reportable segments and our Corporate and Other organization for the year ended December 31, 2011 (in millions):

Eastern	$ 2
Midwest	3
Southern	2
Western	3
Wheelabrator	1
Corporate and Other	8
Total	$19

Through December 31, 2011, we have paid approximately $10 million of the employee severance and benefit costs incurred as a result of 2011 restructuring activities.

2009 Restructuring — In January 2009, we streamlined our organization by (i) consolidating many of our Market Areas; (ii) integrating the management of our recycling operations with our other solid waste business; and (iii) realigning our Corporate organization with this new structure in order to provide support functions more efficiently.

Our principal operations are managed through our Groups, which are discussed in Note 21. Each of our four geographic Groups had been further divided into 45 Market Areas. As a result of our restructuring, the Market Areas were consolidated into 25 Areas. We found that our larger Market Areas generally were able to achieve efficiencies through economies of scale that were not present in our smaller Market Areas, and this reorganization has allowed us to lower costs and to continue to standardize processes and improve productivity. In addition, during the first quarter of 2009, responsibility for the oversight of day-to-day recycling operations at our material recovery facilities and secondary processing facilities was transferred from our Waste Management Recycle America, or WMRA, organization to our four geographic Groups. By integrating the management of our recycling facilities' operations with our other solid waste business, we are able to more efficiently provide comprehensive environmental solutions to our customers. In addition, as a result of this realignment, we have significantly reduced the overhead costs associated with managing this portion of our business and have increased the geographic Groups' focus on maximizing the profitability and return on invested capital of our business on an integrated basis.

This reorganization eliminated over 1,500 employee positions throughout the Company. During 2009, we recognized $50 million of pre-tax charges associated with this restructuring, of which $41 million were related to employee severance and benefit costs. The remaining charges were primarily related to operating lease obligations for property that will no longer be utilized. The following table summarizes the charges recognized in 2009 for this restructuring by each of our reportable segments and our Corporate and Other organizations (in millions):

Eastern	$12
Midwest	11
Southern	10
Western	6
Wheelabrator	1
Corporate and Other	10
Total	$50

In 2010, we recognized $2 million of income related to the reversal of pre-tax restructuring charges recorded in 2009. Through December 31, 2010, we had paid all of the employee severance and benefit costs incurred as a result of this restructuring.

13. (Income) Expense from Divestitures, Asset Impairments and Unusual Items

The following table summarizes the major components of "(Income) expense from divestitures, asset impairments and unusual items" for the year ended December 31 for the respective periods (in millions):

	Years Ended December 31,		
	2011	2010	2009
(Income) expense from divestitures	$ 1	$ (1)	$—
Asset impairments	9	—	83
Other	—	(77)	—
	$10	$(78)	$83

Asset Impairments — During the year ended December 31, 2011, we recognized impairment charges relating primarily to two facilities in our medical waste services business as a result of the closure of one site and of continuing operating losses at the other site. We wrote down the net book values of the sites to their estimated fair values.

Through December 31, 2008, we capitalized $70 million of accumulated costs associated with the development of a new waste and recycling revenue management system. A significant portion of these costs was specifically associated with the purchase of a license for waste and recycling revenue management software and the efforts required to develop and configure that software for our use. After a failed pilot implementation of the software in one of our smallest Market Areas, the development efforts associated with the revenue management system were suspended in 2007. During 2009, we determined to enhance and improve our existing revenue management system and not pursue alternatives associated with the development and implementation of the licensed software. Accordingly, in 2009, we recognized a non-cash charge of $51 million, for the abandonment of the licensed software.

We recognized an additional $32 million of impairment charges during 2009, $27 million of which was recognized by our Western Group during the fourth quarter of 2009 to fully impair a landfill in California as a result of a change in our expectations for the future operations of the landfill. The remaining impairment charges were primarily attributable to a charge required to write down certain of our investments in portable self-storage operations to their fair value as a result of our acquisition of a controlling financial interest in those operations.

Other — We filed a lawsuit in March 2008 related to the revenue management software implementation that was suspended in 2007 and abandoned in 2009. In April 2010, we settled the lawsuit and received a one-time cash payment. The settlement increased our "Income from operations" for the year ended December 31, 2010 by $77 million.

14. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income, which is included as a component of Waste Management, Inc. stockholders' equity, were as follows (in millions):

	December 31,		
	2011	2010	2009
Accumulated unrealized loss on derivative instruments, net of taxes of $39 for 2011, $20 for 2010 and $4 for 2009	$(62)	$(33)	$ (8)
Accumulated unrealized gain on available-for-sale securities, net of taxes of $1 for 2011, $3 for 2010 and $1 for 2009	2	5	2
Foreign currency translation adjustments	243	261	212
Funded status of post-retirement benefit obligations, net of taxes of $9 for 2011, $4 for 2010 and $1 for 2009	(11)	(3)	2
	$172	$230	$208

15. Capital Stock, Dividends and Share Repurchases

Capital Stock

We have 1.5 billion shares of authorized common stock with a par value of $0.01 per common share. As of December 31, 2011, we had 460.5 million shares of common stock issued and outstanding. The Board of Directors is authorized to issue preferred stock in series, and with respect to each series, to fix its designation, relative rights (including voting, dividend, conversion, sinking fund, and redemption rights), preferences (including dividends and liquidation) and limitations. We have ten million shares of authorized preferred stock, $0.01 par value, none of which is currently outstanding.

Dividends

Our quarterly dividends have been declared by our Board of Directors and paid in accordance with our capital allocation programs. Cash dividends declared and paid were $637 million in 2011, or $1.36 per common share, $604 million in 2010, or $1.26 per common share and $569 million in 2009, or $1.16 per common share.

In December 2011, we announced that our Board of Directors expects to increase the per share quarterly dividend from $0.34 to $0.355 for dividends declared in 2012. However, all future dividend declarations are at the discretion of the Board of Directors, and depend on various factors, including our net earnings, financial condition, cash required for future business plans and other factors the Board may deem relevant.

Share Repurchases

Our share repurchases have been made in accordance with capital allocation programs approved by our Board of Directors. The following is a summary of activity under our stock repurchase programs for each year presented:

	Years Ended December 31,		
	2011	2010	2009
Shares repurchased (in thousands)	17,338	14,920	7,237
Per share purchase price	$28.95-$39.57	$31.56-$37.05	$28.06-$33.80
Total repurchases (in millions)	$575	$501	$226

We did not repurchase shares during the first half of 2009 given the state of the economy and the financial markets. In the second half of 2009, we resumed repurchases of our common stock following improvements in the economy and capital markets.

In December 2011, the Board of Directors approved up to $500 million in share repurchases for 2012. However, future share repurchases will be made at the discretion of management, and will depend on factors similar to those considered by the Board in making dividend declarations.

16. Stock-Based Compensation

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan under which employees that have been employed for at least 30 days may purchase shares of our common stock at a discount. The plan provides for two offering periods for purchases: January through June and July through December. At the end of each offering period, employees are able to purchase shares of our common stock at a price equal to 85% of the lesser of the market value of the stock on the first and last day of such offering period. The purchases are made through payroll deductions, and the number of shares that may be purchased is limited by IRS regulations. The total number of shares issued under the plan for the offering periods in each of 2011, 2010 and 2009 was approximately 920,000, 911,000 and 969,000, respectively. Including the impact of the January 2012 issuance of shares associated with the July to December 2011 offering period, approximately 670,000 shares remain available for issuance under the plan.

Accounting for our Employee Stock Purchase Plan increased annual compensation expense by approximately $7 million, or $5 million net of tax, for 2011, by $7 million, or $4 million net of tax, for 2010 and by $6 million, or $4 million net of tax, for 2009.

Employee Stock Incentive Plans

We grant equity and equity-based awards to our officers, employees and independent directors. The Company's 2004 Stock Incentive Plan, which authorized the issuance of up to 34 million shares of our common stock, terminated by its terms in May 2009, at which time our stockholders approved our 2009 Stock Incentive Plan. The 2009 Plan provides for the issuance of up to 26.2 million shares of our common stock. As of December 31, 2011, approximately 9.5 million shares remain available for issuance under the 2009 Plan. We currently utilize treasury shares to meet the needs of our equity-based compensation programs.

Pursuant to the 2009 Plan, we have the ability to issue stock options, stock appreciation rights and stock awards, including restricted stock, restricted stock units, or RSUs, and performance share units, or PSUs. The terms and conditions of equity awards granted under the 2009 Plan are determined by the Management Development and Compensation Committee of our Board of Directors.

The Company grants equity awards to certain key employees as part of its long-term incentive plan, or LTIP. The annual LTIP awards granted in 2009 included a combination of RSUs and PSUs. In 2010, we re-introduced stock options as a component of equity compensation, and in 2010 and 2011, key employees were granted a combination of PSUs and stock options. In 2009, the annual LTIP award made to the Company's senior leadership team, which generally includes the Company's executive officers, was comprised solely of PSUs. In 2010 and 2011, the annual LTIP award to the Company's senior leadership team included a combination of PSUs and stock options. During the reported periods, the Company has also granted restricted stock units and stock options to employees working on key initiatives; in connection with new hires and promotions; and to field-based managers.

Restricted Stock Units — A summary of our RSUs is presented in the table below (units in thousands):

	Years Ended December 31,					
	2011		2010		2009	
	Units	Weighted Average Fair Value	Units	Weighted Average Fair Value	Units	Weighted Average Fair Value
Unvested, beginning of year	586	$27.61	1,030	$30.76	1,121	$33.46
Granted	6	$31.65	8	$34.25	369	$23.66
Vested(a)	(253)	$32.62	(428)	$35.37	(412)	$31.49
Forfeited	(22)	$26.12	(24)	$26.54	(48)	$32.81
Unvested, end of year	317	$23.60	586	$27.61	1,030	$30.76

(a) The total fair market value of RSUs that vested during the years ended December 31, 2011, 2010 and 2009 was $9 million, $14 million and $13 million, respectively. Net of units deferred and units used for payment of associated taxes, we issued approximately 162,000, 264,000 and 260,000 shares of common stock for RSUs that vested during the years ended December 31, 2011, 2010 and 2009, respectively.

RSUs provide award recipients with dividend equivalents during the vesting period, but the units may not be voted or sold until time-based vesting restrictions have lapsed. RSUs primarily provide for three-year cliff vesting. Unvested units are subject to forfeiture in the event of voluntary or for-cause termination. RSUs are subject to pro-rata vesting upon an employee's retirement or involuntary termination other than for cause and become immediately vested in the event of an employee's death or disability.

Compensation expense associated with RSUs is measured based on the grant-date fair value of our common stock and is recognized on a straight-line basis over the required employment period, which is generally the vesting period. Compensation expense is only recognized for those awards that we expect to vest, which we estimate based upon an assessment of current period and historical forfeitures.

Performance Share Units — PSUs are payable in shares of common stock after the end of a three-year performance period and after the Company's financial results for the entire performance period are reported, typically in mid to late February of the succeeding year. At the end of the performance period, the number of shares awarded can range from 0% to 200% of the targeted amount, depending on the Company's performance against pre-established financial targets. A summary of our PSUs is presented in the table below (units in thousands):

	Years Ended December 31,					
	2011		2010		2009	
	Units(a)	Weighted Average Fair Value	Units(b)	Weighted Average Fair Value	Units(c)	Weighted Average Fair Value
Unvested, beginning of year	1,740	$26.72	2,254	$27.68	2,009	$34.78
Granted	380	$37.19	690	$33.49	1,159	$22.66
Vested(d)	(1,070)	$22.66	—	$ —	(827)	$37.28
Expired without vesting	—	$ —	(1,064)	$32.92	—	$ —
Forfeited	(69)	$31.31	(140)	$28.41	(87)	$33.59
Unvested, end of year	981	$34.85	1,740	$26.72	2,254	$27.68

(a) The Company's financial results for the three-year performance period ended December 31, 2011, as measured for purposes of these awards, are anticipated to be lower than the target levels established but in excess of the threshold performance criteria. Accordingly, recipients of PSU awards with the performance period ended December 31, 2011 will be entitled to receive an estimated payout of greater than 60% but less than 100% of the vested PSUs. The payout will occur in late February 2012.

(b) The Company's financial results for the three-year performance period ended December 31, 2010, as measured for purposes of these awards, did not meet the threshold performance criteria for such PSUs, and as a result, the PSUs with the performance period ended December 31, 2010 expired without vesting.

(c) The Company's financial results for the three-year performance period ended December 31, 2009, as measured for purposes of these awards, were lower than the target levels established but in excess of the threshold performance criteria. Accordingly, recipients of PSU awards with the performance period ended December 31, 2009 were entitled to receive a payout of approximately 84% of the vested PSUs. In early 2010, we issued approximately 443,000 shares of common stock for these vested PSUs, net of units deferred and units used for payment of associated taxes.

(d) The PSUs that vested in 2009 had a fair market value of $23 million.

PSUs have no voting rights. PSUs receive dividend equivalents that are paid out in cash based on actual performance at the end of the awards' performance period. In the case of the PSUs with the performance period ended December 31, 2010 that expired without vesting, no dividend equivalents were paid. PSUs are payable to an employee (or his beneficiary) upon death or disability as if that employee had remained employed until the end of the performance period, are subject to pro-rata vesting upon an employee's retirement or involuntary termination other than for cause and are subject to forfeiture in the event of voluntary or for-cause termination.

Compensation expense associated with PSUs that continue to vest based on future performance is measured based on the grant-date fair value of our common stock. Compensation expense is recognized ratably over the performance period based on our estimated achievement of the established performance criteria. Compensation expense is only recognized for those awards that we expect to vest, which we estimate based upon an assessment of both the probability that the performance criteria will be achieved and current period and historical forfeitures.

Deferred Units — Recipients can elect to defer some or all of the vested RSU or PSU awards until a specified date or dates they choose. Deferred amounts are not invested, nor do they earn interest, but deferred amounts do earn dividend equivalents during deferral. Deferred amounts are paid out in shares of common stock at the end of the deferral period. At December 31, 2011, 2010 and 2009 we had approximately 372,000, 371,000 and 315,000, respectively, vested deferred units outstanding.

Stock Options — Prior to 2005, stock options were the primary form of equity-based compensation we granted to our employees. In 2010, the Management Development and Compensation Committee decided to re-introduce stock options as a component of our LTIP awards. All of our stock option awards granted prior to 2010 have vested, with the exception of any grants pursuant to the reload feature discussed in footnote (a) to the table below. The stock options granted in 2010 and 2011 primarily vest in 25% increments on the first two anniversaries of the date of grant and the remaining 50% will vest on the third anniversary. The exercise price of the options is the average of the high and low market value of our common stock on the date of grant, and the options have a term of 10 years. A summary of our stock options is presented in the table below (shares in thousands):

	Years Ended December 31,					
	2011		2010		2009	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	9,957	$28.95	8,800	$25.98	11,045	$26.97
Granted(a) (b)	6,597	$37.04	3,901	$33.56	1	$27.90
Exercised(c)	(1,900)	$26.46	(2,454)	$25.17	(1,285)	$30.20
Forfeited or expired	(399)	$33.05	(290)	$32.88	(961)	$39.62
Outstanding, end of year(d)	14,255	$32.91	9,957	$28.95	8,800	$25.98
Exercisable, end of year(e)	5,176	$27.46	6,286	$26.25	8,798	$25.98

(a) Although we stopped granting stock options from 2005 through 2009, some of our outstanding options granted in 2003 and 2004 have a reload feature that provides for the automatic grant of a new stock option award when the exercise price of the existing stock option is paid using already owned shares of common stock. The new option award is for the same number of shares used as payment of the exercise price and has the same expiration date as the original option that was reloaded.

(b) The weighted average grant-date fair value of stock options granted during the years ended December 31, 2011, 2010 and 2009 was $5.88, $5.83 and $4.03, respectively.

(c) The aggregate intrinsic value of stock options exercised during the years ended December 31, 2011, 2010 and 2009 was $20 million, $25 million and $12 million, respectively.

(d) Stock options outstanding as of December 31, 2011 have a weighted average remaining contractual term of 6.59 years and an aggregate intrinsic value of $29 million based on the market value of our common stock on December 31, 2011.

(e) The aggregate intrinsic value of stock options exercisable as of December 31, 2011 was $28 million.

We received cash proceeds of $45 million, $54 million and $20 million during the years ended December 31, 2011, 2010 and 2009, respectively, from our employees' stock option exercises. We also realized tax benefits from these stock option exercises during the years ended December 31, 2011, 2010 and 2009 of $8 million, $10 million and $5 million, respectively. These amounts have been presented as cash inflows in the "Cash flows from financing activities" section of our Consolidated Statements of Cash Flows.

Exercisable stock options at December 31, 2011, were as follows (shares in thousands):

Range of Exercise Prices	Shares	Weighted Average Exercise Price	Weighted Average Remaining Years
$19.61-$20.00	936	$19.61	1.18
$20.01-$30.00	3,321	$27.90	1.54
$30.01-$39.93	919	$33.88	7.96
$19.61-$39.93	5,176	$27.46	2.61

All unvested stock options granted in 2010 and 2011 shall become exercisable upon the award recipient's death or disability. In the event of a recipient's retirement, stock options shall continue to vest pursuant to the original schedule set forth in the award agreement. If the recipient is terminated by the Company without cause, the recipient shall be entitled to exercise all 2010 and 2011 stock options outstanding and exercisable prior to such termination. All outstanding stock options, whether exercisable or not, are forfeited upon termination with cause.

We account for our employee stock options under the fair value method of accounting using a Black-Scholes methodology to measure stock option expense at the date of grant. The fair value of the stock options at the date of grant is amortized to expense over the vesting period. The following table presents the weighted average assumptions used to value employee stock options granted during the years ended December 31, 2011 and 2010 under the Black-Scholes valuation model:

	Years Ended December 31,	
	2011	2010
Expected option life	5.4 years	5.7 years
Expected volatility	24.2%	24.8%
Expected dividend yield	3.7%	3.8%
Risk-free interest rate	2.3%	2.9%

The Company bases its expected option life on the expected exercise and termination behavior of its optionees and an appropriate model of the Company's future stock price. The expected volatility assumption is derived from the historical volatility of the Company's common stock over the most recent period commensurate with the estimated expected life of the Company's stock options, combined with other relevant factors including implied volatility in market-traded options on the Company's stock. The dividend yield is the annual rate of dividends per share over the exercise price of the option as of the grant date.

For the years ended December 31, 2011, 2010 and 2009, we recognized $38 million, $28 million, and $22 million, respectively, of compensation expense associated with RSU, PSU and stock option awards as a component of "Selling, general and administrative" expenses in our Consolidated Statement of Operations. Our "Provision for income taxes" for the years ended December 31, 2011, 2010 and 2009 includes related deferred income tax benefits of $13 million, $11 million and $9 million, respectively. We have not capitalized any equity-based compensation costs during the years ended December 31, 2011, 2010 and 2009.

Compensation expense recognized in 2011 was higher than expense recognized in 2010 primarily due to expense resulting from the significant increase in the number of stock options granted by the Company in 2011 over the number granted in 2010 and the increase in retirement-eligible employees receiving stock option awards, offset partially by a decrease in the number of PSUs granted in 2011. According to the terms of the stock option award agreement, retirement-eligible employees are not required to provide any future service to vest in these awards and, as a result, we recognized all of the associated compensation expense for retirement-eligible employees on the date of grant. As of December 31, 2011, we estimate that a total of approximately $37 million of currently unrecognized compensation expense will be recognized over a weighted average period of 1.8 years for unvested RSU, PSU and stock option awards issued and outstanding.

Non-Employee Director Plans

Our non-employee directors currently receive annual grants of shares of our common stock, payable in two equal installments, under the 2009 Plan described above.

17. Earnings Per Share

Basic and diluted earnings per share were computed using the following common share data (shares in millions):

	Years Ended December 31,		
	2011	2010	2009
Number of common shares outstanding at year-end	460.5	475.0	486.1
Effect of using weighted average common shares outstanding	9.2	5.2	5.1
Weighted average basic common shares outstanding	469.7	480.2	491.2
Dilutive effect of equity-based compensation awards and other contingently issuable shares	1.7	2.0	2.4
Weighted average diluted common shares outstanding	471.4	482.2	493.6
Potentially issuable shares	17.0	12.8	13.2
Number of anti-dilutive potentially issuable shares excluded from diluted common shares outstanding	9.8	3.6	0.3

18. Fair Value Measurements

Assets and Liabilities Accounted for at Fair Value

Authoritative guidance associated with fair value measurements provides a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs used to measure fair value, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

We use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In measuring the fair value of our assets and liabilities, we use market data or assumptions that we believe market participants would use in pricing an asset or liability, including assumptions about risk when appropriate. Our assets and liabilities that are measured at fair value on a recurring basis include the following (in millions):

		Fair Value Measurements at December 31, 2011 Using		
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash equivalents	$120	$120	$—	$—
Available-for-sale securities	154	154	—	—
Interest rate derivatives	73	—	73	—
Electricity commodity derivatives	5	—	5	—
Total assets	$352	$274	$78	$—
Liabilities:				
Interest rate derivatives	$ 74	$ —	$74	$—
Foreign currency derivatives	2	—	2	—
Total liabilities	$ 76	$ —	$76	$—

		Fair Value Measurements at December 31, 2010 Using		
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash equivalents	$468	$468	$—	$—
Available-for-sale securities	148	148	—	—
Interest rate derivatives	38	—	38	—
Total assets	$654	$616	$38	$—
Liabilities:				
Interest rate derivatives	$ 24	$ —	$24	$—
Foreign currency derivatives	3	—	3	—
Electricity commodity derivatives	1	—	1	—
Total liabilities	$ 28	$ —	$28	$—

Cash Equivalents

Cash equivalents are reflected at fair value in our Consolidated Financial Statements based upon quoted market prices and consist primarily of money market funds that invest in U.S. government obligations with original maturities of three months or less.

Available-for-Sale Securities

Available for-sale securities are recorded at fair value based on quoted market prices. These assets include restricted trusts and escrow accounts invested in money market mutual funds, equity-based mutual funds and other debt and equity securities. The fair value of our restricted trust and escrow accounts approximates our cost basis in the investments.

Interest Rate Derivatives

As of December 31, 2011, we are party to (i) fixed-to-floating interest rate swaps that are designated as fair value hedges of our currently outstanding senior notes; and (ii) forward-starting interest rate swaps that are designated as cash flow hedges of anticipated interest payments for future fixed-rate debt issuances. Our fixed-to-floating interest rate swaps and forward-starting interest rate swaps are LIBOR-based instruments. Accordingly, these derivatives are valued using a third-party pricing model that incorporates information about LIBOR yield curves for each instrument's respective term. The third-party pricing model used to value our interest rate derivatives also incorporates Company and counterparty credit valuation adjustments, as appropriate. Counterparties to our interest rate derivatives are financial institutions who participate in our $2.0 billion revolving credit facility. Valuations of our interest rate derivatives may fluctuate significantly from period-to-period due to volatility in underlying interest rates, which are driven by market conditions and the scheduled maturities of the derivatives. Refer to Note 8 for additional information regarding our interest rate derivatives.

Foreign Currency Derivatives

Our foreign currency derivatives are valued using a third-party pricing model that incorporates information about forward Canadian dollar exchange prices as of the reporting date. The third-party pricing model used to value our foreign currency derivatives also incorporates Company and counterparty credit valuation adjustments, as appropriate. Counterparties to these contracts are financial institutions who participate in our $2.0 billion revolving credit facility. Valuations may fluctuate significantly from period-to-period due to volatility in the Canadian dollar to U.S. dollar exchange rate. Refer to Note 8 for additional information regarding our foreign currency derivatives.

Electricity Commodity Derivatives

As of December 31, 2011, we are party to fixed-to-floating electricity commodity derivatives to hedge the variability in revenues and cash flows caused by fluctuations in the market prices for electricity. These derivative instruments are valued using third-party pricing models that incorporate forward power curves published by Platts, as well as congestion rates where appropriate. The third-party pricing models also incorporate Company and counterparty credit valuation adjustments, as appropriate. Counterparties to our electricity commodity derivatives are either power marketing arms of investor-owned utilities or power trading desks at various financial institutions. Valuations of the Company's electricity commodity derivatives may fluctuate significantly from period-to-period due to volatility in the market price of electricity caused by factors such as demand and supply movements, changes in the price of natural gas, and weather related events, among others. Refer to Note 8 for additional information regarding our electricity commodity derivatives.

Fair Value of Debt

At December 31, 2011 the carrying value of our debt was approximately $9.8 billion compared with approximately $8.9 billion at December 31, 2010. The carrying value of our debt includes adjustments for both the unamortized fair value adjustments related to terminated hedge arrangements and fair value adjustments of debt instruments that are currently hedged.

The estimated fair value of our debt was approximately $10.8 billion at December 31, 2011 and approximately $9.2 billion at December 31, 2010. The estimated fair value of our senior notes is based on quoted market prices. The carrying value of remarketable debt approximates fair value due to the short-term nature of the interest rates. The fair value of our other debt is estimated using discounted cash flow analysis, based on rates we would currently pay for similar types of instruments. The increase in the fair value of our debt when comparing December 31, 2011 with December 31, 2010 is primarily related to $753 million of net borrowings during 2011 associated with our senior notes. Increases in market prices for corporate debt securities and decreases in current market rates on fixed-rate tax-exempt bonds also contributed to the increase in the fair value of debt for the reported period.

Although we have determined the estimated fair value amounts using available market information and commonly accepted valuation methodologies, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, our estimates are not necessarily indicative of the amounts that we, or holders of the instruments, could realize in a current market exchange. The use of different assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The fair value estimates are based on information available as of December 31, 2011 and December 31, 2010. These amounts have not been revalued since those dates, and current estimates of fair value could differ significantly from the amounts presented.

19. Acquisitions and Divestitures

Current Year Acquisitions

We continue to pursue the acquisition of businesses that are accretive to our solid waste operations and enhance and expand our existing service offerings. In 2011, we acquired businesses primarily related to our collection and recycling operations, including the acquisition of Oakleaf discussed below. Total consideration, net of cash acquired, for all acquisitions was $893 million, which included $839 million in cash payments, a liability for additional cash payments with a preliminarily estimated fair value of $47 million, and assumed liabilities of $7 million. In 2011, we paid $8 million in deposits for acquisitions that had not closed as of December 31, 2011. The additional cash payments are contingent upon achievement by the acquired businesses of certain negotiated goals, which generally included targeted revenues. At the dates of acquisition, our estimated maximum obligations for the contingent cash payments were $49 million. As of December 31, 2011, we had paid $12 million of this contingent consideration. In 2011, we also paid $8 million of contingent consideration associated with acquisitions completed in 2010 and 2009.

The allocation of purchase price was primarily to "Property and equipment," which had an estimated fair value of $225 million; "Other intangible assets," which had an estimated fair value of $225 million; and "Goodwill" of $497 million. Goodwill is primarily a result of expected synergies from combining the acquired businesses with our existing operations and is tax deductible, except for the $327 million recognized from the Oakleaf acquisition, which is not deductible for income tax purposes. Other intangible assets included $166 million of customer contracts and customer lists, $29 million of covenants not-to-compete and $30 million of licenses, permits and other.

Acquisition of Oakleaf Global Holdings

On July 28, 2011, we paid $432 million, net of cash received of $4 million and inclusive of certain adjustments, to acquire Oakleaf. Oakleaf provides outsourced waste and recycling services through a nationwide network of third-party haulers. The operations we acquired generated approximately $580 million in revenues in 2010. We acquired Oakleaf to advance our growth and transformation strategies and increase our national accounts customer base while enhancing our ability to provide comprehensive environmental solutions. For the year ended December 31, 2011, we incurred $1 million of acquisition-related costs, which are classified as "Selling, general and administrative" expenses. Since the acquisition date, Oakleaf has recognized revenues of $265 million and net income of less than $1 million, which are included in our Consolidated Statement of Operations.

The following table shows adjustments to the preliminary allocation of the purchase price of Oakleaf to tangible and intangible assets acquired and liabilities assumed based on their estimated fair value from September 30, 2011 to December 31, 2011 (in millions):

	September 30, 2011	Adjustments(a)	December 31, 2011
Accounts and other receivables	$ 68	$ 2	$ 70
Other current assets	28	—	28
Property and equipment	77	(5)	72
Goodwill	320	7	327
Other intangible assets	92	(5)	87
Accounts payable	(80)	(2)	(82)
Accrued liabilities	(48)	—	(48)
Deferred income taxes, net	(13)	3	(10)
Other liabilities	(12)	—	(12)
Total purchase price	$432	$—	$432

(a) The purchase price adjustments relate primarily to changes in the valuation of the customer and vendor relationships and evaluation of physical and market conditions of equipment.

The purchase price allocation is still preliminary and may change. The following table presents the preliminary allocation of the purchase price to intangible assets (amounts in millions, except for amortization periods):

	Amount	Weighted Average Amortization Periods (in Years)
Customer relationships	$74	10.0
Vendor relationships	4	10.0
Trademarks	9	15.0
Total intangible assets subject to amortization	$87	10.5

Goodwill of $327 million was calculated as the excess of the consideration paid over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Goodwill is a result of expected synergies from combining the Company's operations with Oakleaf's national accounts customer base and vendor network. The vendor-hauler network expands our partnership with third-party service providers. In many cases we can provide vendor-haulers with opportunities to maintain and increase their business by utilizing our extensive post-collection network. We believe this will generate significant benefits for the Company and for the vendor-haulers. Based on our preliminary valuation, goodwill has been assigned to our four geographic Groups as they are expected to benefit from the synergies of the combination.

The following pro forma consolidated results of operations have been prepared as if the acquisition of Oakleaf occurred at January 1, 2010 (in millions, except per share amounts):

	Years Ended December 31,	
	2011	2010
Operating revenues	$13,693	$13,059
Net income attributable to Waste Management, Inc.	955	935
Basic earnings per common share	2.03	1.95
Diluted earnings per common share	2.03	1.94

Prior Year Acquisitions

In 2010, we acquired businesses primarily related to our collection and waste-to-energy operations. Total consideration, net of cash acquired, for acquisitions was $427 million, which included $379 million in cash payments, $20 million in contributed assets, a liability for additional cash payments with an estimated fair value of $23 million, and assumed liabilities of $5 million. The additional cash payments are contingent upon achievement by the acquired businesses of certain negotiated goals, which generally included targeted revenues. At the date of acquisition, our estimated maximum obligations for the contingent cash payments were $23 million. As of December 31, 2010, we had paid $8 million of this contingent consideration. In 2010, we also paid $20 million of contingent consideration associated with acquisitions completed in 2009.

The allocation of purchase price was primarily to "Property and equipment," which had an estimated fair value of $279 million; "Other intangible assets," which had an estimated fair value of $98 million; and "Goodwill" of $77 million. Goodwill is primarily a result of expected synergies from combining the acquired businesses with our existing operations and is tax deductible. Other intangible assets included $35 million of customer contracts and customer lists, $8 million of covenants not-to-compete and $55 million of licenses, permits and other.

In 2009, we acquired businesses primarily related to our collection operations. Total consideration, net of cash acquired, for acquisitions was $329 million, which included $259 million in cash payments, a liability for additional cash payments with an estimated fair value of $46 million, and assumed liabilities of $24 million. The additional cash payments are contingent upon achievement by the acquired businesses of certain negotiated goals, which generally included targeted revenues. At the date of acquisition, our estimated obligations for the contingent cash payments were between $42 million and $56 million. As of December 31, 2009, we had paid $15 million of this contingent consideration. In 2009, we also paid $7 million of contingent consideration associated with acquisitions completed in 2008.

The allocation of purchase price was primarily to "Property and equipment," which had an estimated fair value of $102 million; "Other intangible assets," which had an estimated fair value of $105 million; and "Goodwill" of $125 million. Goodwill is primarily a result of expected synergies from combining the acquired businesses with our existing operations and is tax deductible. Other intangible assets included $66 million of customer contracts and customer lists, $19 million of covenants not-to-compete and $20 million of licenses, permits and other.

Our 2009 acquisitions included the purchase of the remaining equity interest in one of our portable self-storage investments, increasing our equity interest in this entity from 50% to 100%. As a result of this acquisition, we recognized a $4 million loss for the remeasurement of the fair value of our initial equity investment, which was determined to be $5 million. This loss was recognized as a component of "(Income) expense from divestitures, asset impairments and unusual items" in our Consolidated Statement of Operations.

Divestitures

The aggregate sales price for divestitures of operations was $32 million in 2011, $1 million in 2010 and $1 million in 2009. The proceeds from these sales for 2011 were comprised of assets acquired in exchanges of assets. For 2010 and 2009, the proceeds from these sales were comprised substantially of cash. We recognized net losses on these divestitures of $1 million in 2011 and net gains on these divestitures of $1 million in 2010. The impact to our 2009 income from operations of gains and losses on divestitures was less than $1 million. These divestitures were made as part of our initiative to improve or divest certain underperforming and non-strategic operations.

20. Variable Interest Entities

Following is a description of our financial interests in variable interest entities that we consider significant, including (i) those for which we have determined that we are the primary beneficiary of the entity and, therefore, have consolidated the entities into our financial statements; and (ii) those that represent a significant interest in an unconsolidated entity.

Consolidated Variable Interest Entities

Waste-to-Energy LLCs — In June 2000, two limited liability companies were established to purchase interests in existing leveraged lease financings at three waste-to-energy facilities that we lease, operate and maintain. We own a 0.5% interest in one of the LLCs ("LLC I") and a 0.25% interest in the second LLC ("LLC II"). John Hancock Life Insurance Company ("Hancock") owns 99.5% of LLC I, and 99.75% of LLC II is owned by LLC I and the CIT Group ("CIT"). In 2000, Hancock and CIT made an initial investment of $167 million in the LLCs, which was used to purchase the three waste-to-energy facilities and assume the seller's indebtedness. Under the LLC agreements, the LLCs shall be dissolved upon the occurrence of any of the following events: (i) a written decision of all members of the LLCs; (ii) December 31, 2063; (iii) a court's dissolution of the LLCs; or (iv) the LLCs ceasing to own any interest in the waste-to-energy facilities.

Income, losses and cash flows of the LLCs are allocated to the members based on their initial capital account balances until Hancock and CIT achieve targeted returns; thereafter, we will receive 80% of the earnings of each of the LLCs and Hancock and CIT will be allocated the remaining 20%, proportionate to their respective equity interests. All capital allocations made through December 31, 2011 have been based on initial capital account balances as the target returns have not yet been achieved.

Our obligations associated with our interests in the LLCs are primarily related to the lease of the facilities. In addition to our minimum lease payment obligations, we are required to make cash payments to the LLCs, for differences between fair market rents and our minimum lease payments. These payments are subject to adjustment based on factors that include the fair market value of rents for the facilities and lease payments made through the re-measurement dates. In addition, we may also be required under certain circumstances to make capital contributions to the LLCs based on differences between the fair market value of the facilities and defined termination values as provided for in the underlying lease agreements, although we believe the likelihood of the occurrence of these circumstances is remote.

We have determined that we are the primary beneficiary of the LLCs and consolidate these entities in our Consolidated Financial Statements because (i) all of the equity owners of the LLCs are considered related parties for purposes of applying this accounting guidance; (ii) the equity owners share power over the significant activities of the LLCs; and (iii) we are the entity within the related party group whose activities are most closely associated with the LLCs.

As of December 31, 2011, our Consolidated Balance Sheet includes $308 million of net property and equipment associated with the LLCs' waste-to-energy facilities and $246 million in noncontrolling interests associated with Hancock's and CIT's interests in the LLCs. As of December 31, 2011, all debt obligations of the LLCs have been paid in full and, therefore, the LLCs have no liabilities. During each of the years ended December 31, 2011, 2010, and 2009, we recognized expense of $50 million for Hancock's and CIT's noncontrolling interests in the LLCs' earnings. The LLCs' earnings relate to the rental income generated from leasing the facilities to our subsidiaries, reduced by depreciation expense. The LLCs' rental income is eliminated in WM's consolidation.

Significant Unconsolidated Variable Interest Entities

Investment in Refined Coal Facility — In January 2011, we acquired a noncontrolling interest in a limited liability company, which was established to invest in and manage a refined coal facility. Along with the other equity investor, we support the operations of the entity in exchange for a pro-rata share of the tax credits it generates. Our initial consideration for this investment consisted of a cash payment of $48 million. At December 31, 2011, our investment balance was $35 million, representing our current maximum pre-tax exposure to loss. Under the terms and conditions of the transaction, we do not believe that we have any material exposure to loss. Future contributions will commence once certain levels of tax credits have been generated and will continue through the expiration of the tax credits under Section 45 of the Internal Revenue Code, which occurs at the end of 2019. We are only obligated to make future contributions to the extent tax credits are generated. We determined that we are not the primary beneficiary of this entity as we do not have the power to individually direct the entity's activities. Accordingly, we account for this investment under the equity method of accounting and do not consolidate the entity. Additional information related to this investment is discussed in Note 9.

Investment in Federal Low-income Housing Tax Credits — In April 2010, we acquired a noncontrolling interest in a limited liability company established to invest in and manage low-income housing properties. We support the operations of the entity in exchange for a pro-rata share of the tax credits it generates. Our target return on the investment is guaranteed and, therefore, we do not believe that we have any material exposure to loss. Our consideration for this investment totaled $221 million, which was comprised of a $215 million note payable and an initial cash payment of $6 million. At December 31, 2011, our investment balance was $178 million and our debt balance was $176 million. We determined that we are not the primary beneficiary of this entity as we do not have the power to individually direct the entity's activities. Accordingly, we account for this investment under the equity method of accounting and do not consolidate the entity. Additional information related to this investment is discussed in Note 9.

Trusts for Final Capping, Closure, Post-Closure or Environmental Remediation Obligations — We have significant financial interests in trust funds that were created to settle certain of our final capping, closure, post-closure or environmental remediation obligations. We have determined that we are not the primary beneficiary of certain of these trust funds because power over the trusts' significant activities is shared.

The deconsolidation of these variable interest entities as of January 1, 2010, in accordance with the new FASB guidance discussed in Note 2, decreased our restricted trust and escrow accounts by $109 million; increased investments in unconsolidated entities by $27 million; increased receivables, principally long-term, by $51 million; and decreased noncontrolling interests by $31 million. Beginning in 2010, our interests in these variable interest entities have been accounted for as investments in unconsolidated entities and receivables. These amounts are recorded in "Other receivables" and as long-term "Other assets" in our Consolidated Balance Sheet. Our investments and receivables related to the trusts had an aggregate carrying value of $105 million as of January 1, 2010, $103 million as of December 31, 2010 and $107 million as of December 31, 2011. We continue to reflect our interests in the unrealized gains and losses on available-for-sale securities held by these trusts as a component of accumulated other comprehensive income. The deconsolidation of these variable interest entities has not materially affected our financial position, results of operations or cash flows for the periods presented.

As the party with primary responsibility to fund the related final capping, closure, post-closure or environmental remediation activities, we are exposed to risk of loss as a result of potential changes in the fair value of the assets of the trust. The fair value of trust assets can fluctuate due to (i) changes in the market value of the investments held by the trusts and (ii) credit risk associated with trust receivables. Although we are exposed to changes in the fair value of the trust assets, we currently expect the trust funds to continue to meet the statutory requirements for which they were established.

21. Segment and Related Information

We currently manage and evaluate our operations primarily through our Eastern, Midwest, Southern, Western and Wheelabrator Groups. These five Groups are presented below as our reportable segments. Our four geographic operating Groups provide collection, transfer, disposal (in both solid waste and hazardous waste landfills) and recycling services. Our fifth Group is the Wheelabrator Group, which provides waste-to-energy services and manages waste-to-energy facilities and independent power production plants. We serve residential, commercial, industrial, and municipal customers throughout North America. The operations not managed through our five operating Groups, including the Oakleaf operations we acquired on July 28, 2011, are presented herein as "Other." See Note 19 for additional information related to our acquisition of Oakleaf.

Summarized financial information concerning our reportable segments for the respective years ended December 31 is shown in the following table (in millions):

	Gross Operating Revenues	Intercompany Operating Revenues(c)	Net Operating Revenues	Income from Operations (d),(e)	Depreciation and Amortization	Capital Expenditures (f)	Total Assets (g),(h)
2011							
Eastern	$ 3,115	$ (519)	$ 2,596	$ 559	$ 275	$ 227	$ 4,496
Midwest	3,213	(473)	2,740	646	267	218	4,993
Southern	3,390	(412)	2,978	779	267	265	3,493
Western	3,282	(446)	2,836	576	216	271	3,961
Wheelabrator	877	(121)	756	168	67	35	2,559
Other(a)	1,532	(60)	1,472	(116)	76	217	2,178
	15,409	(2,031)	13,378	2,612	1,168	1,233	21,680
Corporate and Other(b)	—	—	—	(584)	61	129	1,561
Total	$15,409	$(2,031)	$13,378	$2,028	$1,229	$1,362	$23,241
2010							
Eastern	$ 2,943	$ (508)	$ 2,435	$ 516	$ 270	$ 201	$ 4,272
Midwest	3,048	(453)	2,595	533	275	203	4,929
Southern	3,461	(403)	3,058	844	269	230	3,256
Western	3,173	(438)	2,735	569	210	223	3,715
Wheelabrator	889	(125)	764	214	64	38	2,574
Other(a)	963	(35)	928	(135)	50	182	1,744
	14,477	(1,962)	12,515	2,541	1,138	1,077	20,490
Corporate and Other(b)	—	—	—	(425)	56	90	1,679
Total	$14,477	$(1,962)	$12,515	$2,116	$1,194	$1,167	$22,169
2009							
Eastern	$ 2,960	$ (533)	$ 2,427	$ 483	$ 276	$ 216	$ 4,326
Midwest	2,855	(426)	2,429	450	261	218	4,899
Southern	3,328	(431)	2,897	768	274	242	3,250
Western	3,125	(412)	2,713	521	226	195	3,667
Wheelabrator	841	(123)	718	235	57	11	2,266
Other(a)	628	(21)	607	(136)	29	128	1,112
	13,737	(1,946)	11,791	2,321	1,123	1,010	19,520
Corporate and Other(b)	—	—	—	(434)	43	66	2,281
Total	$13,737	$(1,946)	$11,791	$1,887	$1,166	$1,076	$21,801

(a) Our "Other" net operating revenues and "Other" income from operations include (i) the effects of those elements of our in-plant services, landfill gas-to-energy operations, and third-party subcontract and administration revenues managed by our Sustainability Services, Renewable Energy and Strategic Accounts organizations, including Oakleaf, respectively, that are not included with the operations of our reportable segments; (ii) our recycling brokerage and electronic recycling services; and (iii) the impacts of investments that we are making in expanded service offerings, such as portable self-storage, fluorescent lamp recycling and healthcare solutions, and in oil and gas producing properties. In addition, our "Other" income from operations reflects the impacts of (i) non-operating entities that provide financial assurance and self-insurance support for the Groups or financing for our Canadian operations; and (ii) certain year-end adjustments recorded in consolidation related to the reportable segments that were not included in the measure of segment profit or loss used to assess their performance for the periods disclosed.

(b) Corporate operating results reflect the costs incurred for various support services that are not allocated to our five Groups. These support services include, among other things, treasury, legal, information technology, tax, insurance, centralized service center processes, other administrative functions and the maintenance of our closed landfills. Income from operations for "Corporate and other" also includes costs associated with our long-term incentive program and any administrative expenses or revisions to our estimated obligations associated with divested operations.

(c) Intercompany operating revenues reflect each segment's total intercompany sales, including intercompany sales within a segment and between segments. Transactions within and between segments are generally made on a basis intended to reflect the market value of the service.

(d) For those items included in the determination of income from operations, the accounting policies of the segments are the same as those described in Note 3.

(e) The income from operations provided by our four geographic Groups is generally indicative of the margins provided by our collection, landfill, transfer and recycling businesses. The operating margins provided by our Wheelabrator Group (waste-to-energy facilities and independent power production plants) have historically been higher than the margins provided by our base business generally due to the combined impact of long-term disposal and energy contracts and the disposal demands of the regions in which our facilities are concentrated. However, the revenues and operating results of our Wheelabrator Group have been unfavorably affected by a significant decrease in the rates charged for electricity under our power purchase contracts, which correlate with natural gas prices in the markets where we operate. Exposure to market fluctuations in electricity prices increased for the Wheelabrator Group in 2009 due in large part to the expiration of several long-term energy contracts. Additionally, the Company's current focus on the expansion of our waste-to-energy business both internationally and domestically has increased Wheelabrator's costs and expenses, which has negatively affected the comparability of their operating results for the periods presented. From time to time the operating results of our reportable segments are significantly affected by certain transactions or events that management believes are not indicative or representative of our results. Refer to Note 12 and Note 13 for an explanation of certain transactions and events affecting the operating results of our reportable segments.

(f) Includes non-cash items. Capital expenditures are reported in our reportable segments at the time they are recorded within the segments' property, plant and equipment balances and, therefore, may include amounts that have been accrued but not yet paid.

(g) The reconciliation of total assets reported above to "Total assets" in the Consolidated Balance Sheets is as follows (in millions):

	December 31,		
	2011	2010	2009
Total assets, as reported above	$23,241	$22,169	$21,801
Elimination of intercompany investments and advances	(672)	(693)	(647)
Total assets, per Consolidated Balance Sheets	$22,569	$21,476	$21,154

(h) Goodwill is included within each Group's total assets. As discussed above, for segment reporting purposes, our material recovery facilities and secondary processing facilities are included as a component of their respective geographic Group and our recycling brokerage business and electronics recycling services are included as part of our "Other" operations. As discussed in Note 19, the goodwill associated with our acquisition of Oakleaf, as preliminarily determined, has been assigned to our geographic Groups. The following table shows changes in goodwill during 2010 and 2011 by reportable segment (in millions):

	Eastern	Midwest	Southern	Western	Wheelabrator	Other	Total
Balance, December 31, 2009	$1,500	$1,382	$679	$1,221	$788	$ 62	$5,632
Acquired goodwill	4	17	4	20	—	32	77
Divested goodwill, net of assets held-for-sale	—	—	—	—	—	—	—
Translation and other adjustments	—	15	—	2	—	—	17
Balance, December 31, 2010	1,504	1,414	683	1,243	788	94	5,726
Acquired goodwill	142	88	142	99	—	26	497
Divested goodwill, net of assets held-for-sale	—	—	—	—	—	—	—
Translation and other adjustments	3	(1)	4	2	—	(16)	(8)
Balance, December 31, 2011	$1,649	$1,501	$829	$1,344	$788	$104	$6,215

The table below shows the total revenues by principal line of business (in millions):

	Years Ended December 31,		
	2011	2010	2009
Collection	$ 8,406	$ 8,247	$ 7,980
Landfill	2,611	2,540	2,547
Transfer	1,280	1,318	1,383
Wheelabrator	877	889	841
Recycling	1,580	1,169	741
Other(a)	655	314	245
Intercompany(b)	(2,031)	(1,962)	(1,946)
Operating revenues	$13,378	$12,515	$11,791

(a) The "Other" line of business includes Oakleaf, landfill gas-to-energy operations, Port-O-Let® services, portable self-storage, fluorescent lamp recycling, oil and gas producing properties and healthcare solutions operations.

(b) Intercompany revenues between lines of business are eliminated within the Consolidated Financial Statements included herein.

Net operating revenues relating to operations in the United States and Puerto Rico, as well as Canada are as follows (in millions):

	Years Ended December 31,		
	2011	2010	2009
United States and Puerto Rico	$12,578	$11,784	$11,137
Canada	800	731	654
Total	$13,378	$12,515	$11,791

Property and equipment (net) relating to operations in the United States and Puerto Rico, as well as Canada are as follows (in millions):

	December 31,		
	2011	2010	2009
United States and Puerto Rico	$10,948	$10,558	$10,251
Canada	1,294	1,310	1,290
Total	$12,242	$11,868	$11,541

22. Quarterly Financial Data (Unaudited)

The following table summarizes the unaudited quarterly results of operations for 2011 and 2010 (in millions, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011				
Operating revenues	$3,103	$3,347	$3,522	$3,406
Income from operations	427	506	543	552
Consolidated net income	196	250	285	278
Net income attributable to Waste Management, Inc.	186	237	272	266
Basic earnings per common share	0.39	0.50	0.58	0.58
Diluted earnings per common share	0.39	0.50	0.58	0.58
2010				
Operating revenues	$2,935	$3,158	$3,235	$3,187
Income from operations	412	586	544	574
Consolidated net income	192	258	258	294
Net income attributable to Waste Management, Inc.	182	246	244	281
Basic earnings per common share	0.37	0.51	0.51	0.59
Diluted earnings per common share	0.37	0.51	0.51	0.59

Basic and diluted earnings per common share for each of the quarters presented above is based on the respective weighted average number of common and dilutive potential common shares outstanding for each quarter and the sum of the quarters may not necessarily be equal to the full year basic and diluted earnings per common share amounts.

Our operating revenues normally tend to be somewhat higher in the summer months, primarily due to the traditional seasonal increase in the volume of construction and demolition waste. Historically, the volumes of industrial and residential waste in certain regions in which we operate have tended to increase during the summer months. Our second and third quarter revenues and results of operations typically reflect these seasonal trends. Additionally, from time to time, our operating results are significantly affected by certain transactions or events that management believes are not indicative or representative of our results. The following significant items have affected the comparison of our operating results during the periods indicated:

Third Quarter 2011

- Income from operations was negatively impacted by the recognition of pre-tax restructuring charges, excluding charges recognized in the operating results of Oakleaf, of $14 million related to our cost savings programs. These charges were primarily related to employee severance and benefit costs and negatively affected our diluted earnings per share by $0.02.

- Income from operations was negatively impacted by the recognition of net non-cash, pre-tax charges of $8 million arising from the accounting effect of lower ten-year Treasury rates, which are used to discount remediation reserves and related recovery assets at our landfills, offset in part by the favorable impact from a revision to an environmental remediation liability at a closed landfill. The net charges had a negative impact of $0.01 on our diluted earnings per share.
- Income from operations was negatively impacted by a reduction in pre-tax earnings of approximately $6 million related to the Oakleaf acquisition, which includes the operating results of Oakleaf and related interest expense and integration costs. These items negatively affected our diluted earnings per share by $0.01.
- Income from operations was negatively impacted by the recognition of non-cash, pre-tax charges of $6 million related to impairments at two of our medical waste services facilities. The impairment charges had a negative impact of $0.01 on our diluted earnings per share.
- Our "Provision for income taxes" for the quarter was reduced by $10 million as a result of the finalization of our 2010 tax returns and tax audit settlements, which positively affected our diluted earnings per share by $0.02.

Fourth Quarter 2011

- Income from operations was negatively impacted by $24 million of "Selling, general and administrative" expense related to a litigation loss in our Western Group, which had a negative impact of $0.03 on our diluted earnings per share.
- Income from operations was positively impacted by a $20 million decrease to "Depreciation and amortization" expense for adjustments associated with changes in our expectations for the timing and cost of future final capping, closure and post-closure of fully utilized airspace. This decrease had a positive impact of approximately $0.03 on our diluted earnings per share.
- Our "Provision for income taxes" for the quarter was reduced by $7 million as a result of (i) the recognition of a benefit of $4 million due to tax audit settlements; and (ii) the realization of state net operating loss and credit carry-forwards of $3 million. This decrease in taxes positively affected the quarter's diluted earnings per share by $0.01.

First Quarter 2010

- Income from operations was negatively affected by the recognition of a $28 million charge to "Operating" expenses incurred by our Midwest Group as a result of bargaining unit employees in Michigan and Ohio agreeing to our proposal to withdraw them from an underfunded multiemployer pension plan. This charge reduced diluted earnings per share for the quarter by $0.04.
- The severe winter weather experienced in early 2010 reduced our revenues and increased our overtime and landfill operating costs, causing an estimated decrease in our diluted earnings per share of $0.02.

Second Quarter 2010

- Income from operations was positively affected by the recognition of a pre-tax cash benefit of $77 million due to the settlement of a lawsuit related to the abandonment of revenue management software, which had a favorable impact of $0.10 on our diluted earnings per share.
- Income from operations was negatively affected by (i) the recognition of a pre-tax non-cash charge of $39 million related to increases in our environmental remediation reserves principally related to two closed landfill sites; and (ii) the recognition of an $8 million unfavorable adjustment to "Operating" expenses due to a decrease from 3.75% to 3.0% in the discount rate used to estimate the present value of our environmental remediation obligations and recovery assets. These items decreased the quarter's "Net Income attributable to Waste Management, Inc." by $30 million, or $0.06 per diluted share.

- Our "Provision for income taxes" for the quarter was increased by the recognition of a tax charge of $37 million principally related to refinements in estimates of our deferred state income taxes, which had a negative impact of $0.08 on our diluted earnings per share.

Third Quarter 2010

- Income from operations was negatively affected by (i) the recognition of pre-tax, non-cash charges aggregating $16 million related to remediation and closure costs at five closed sites; and (ii) the recognition of a $6 million unfavorable adjustment to "Operating" expenses due to a decrease from 3.0% to 2.5% in the discount rate used to estimate the present value of our environmental remediation obligations and recovery assets. These items decreased the quarter's "Net Income attributable to Waste Management, Inc." by $14 million, or $0.03 per diluted share.
- Our "Provision for income taxes" for the quarter was increased by the recognition of net tax charges of $4 million due to adjustments relating to the finalization of our 2009 tax returns, partially offset by favorable tax audit settlements, which, combined, had a negative impact of $0.01 on our diluted earnings per share.

Fourth Quarter 2010

- Income from operations was positively affected by (i) a $23 million decrease to "Depreciation and amortization" expense for adjustments associated with changes in our expectations for the timing and cost of future final capping, closure and post-closure of fully utilized airspace; and (ii) the recognition of a $12 million favorable adjustment to "Operating" expenses due to an increase from 2.5% to 3.5% in the discount rate used to estimate the present value of our environmental remediation obligations and recovery assets. These items increased the quarter's "Net Income attributable to Waste Management, Inc." by $22 million, or $0.05 per diluted share.
- Income from operations was negatively affected by the recognition of pre-tax litigation charges of $31 million, which had an unfavorable impact of $0.04 on our diluted earnings per share.
- Our "Provision for income taxes" for the quarter was reduced by $9 million as a result of (i) the recognition of a benefit of $6 million due to tax audit settlements; and (ii) the realization of state net operating loss and credit carry-forwards of $3 million. This decrease in taxes positively affected the quarter's diluted earnings per common share by $0.02.

23. Condensed Consolidating Financial Statements

WM Holdings has fully and unconditionally guaranteed all of WM's senior indebtedness. WM has fully and unconditionally guaranteed all of WM Holdings' senior indebtedness. None of WM's other subsidiaries have guaranteed any of WM's or WM Holdings' debt. As a result of these guarantee arrangements, we are required to present the following condensed consolidating financial information (in millions):

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2011

	WM	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 119	$ —	$ 139	$ —	$ 258
Other current assets	6	—	2,115	—	2,121
	125	—	2,254	—	2,379
Property and equipment, net	—	—	12,242	—	12,242
Investments in and advances to affiliates	12,006	14,905	3,036	(29,947)	—
Other assets	120	12	7,816	—	7,948
Total assets	$12,251	$14,917	$25,348	$(29,947)	$22,569
LIABILITIES AND EQUITY					
Current liabilities:					
Current portion of long-term debt	$ 298	$ —	$ 333	$ —	$ 631
Accounts payable and other current liabilities	124	13	2,300	—	2,437
	422	13	2,633	—	3,068
Long-term debt, less current portion	5,727	449	2,949	—	9,125
Other liabilities	32	—	3,954	—	3,986
Total liabilities	6,181	462	9,536	—	16,179
Equity:					
Stockholders' equity	6,070	14,455	15,492	(29,947)	6,070
Noncontrolling interests	—	—	320	—	320
	6,070	14,455	15,812	(29,947)	6,390
Total liabilities and equity	$12,251	$14,917	$25,348	$(29,947)	$22,569

CONDENSED CONSOLIDATING BALANCE SHEETS (Continued)

December 31, 2010

	WM	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 465	$ —	$ 74	$ —	$ 539
Other current assets	4	1	1,938	—	1,943
	469	1	2,012	—	2,482
Property and equipment, net	—	—	11,868	—	11,868
Investments in and advances to affiliates	10,757	13,885	2,970	(27,612)	—
Other assets	91	12	7,023	—	7,126
Total assets	$11,317	$13,898	$23,873	$(27,612)	$21,476
LIABILITIES AND EQUITY					
Current liabilities:					
Current portion of long-term debt	$ —	$ 1	$ 232	$ —	$ 233
Accounts payable and other current liabilities	93	17	2,142	—	2,252
	93	18	2,374	—	2,485
Long-term debt, less current portion	4,951	596	3,127	—	8,674
Other liabilities	13	—	3,713	—	3,726
Total liabilities	5,057	614	9,214	—	14,885
Equity:					
Stockholders' equity	6,260	13,284	14,328	(27,612)	6,260
Noncontrolling interests	—	—	331	—	331
	6,260	13,284	14,659	(27,612)	6,591
Total liabilities and equity	$11,317	$13,898	$23,873	$(27,612)	$21,476

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	WM	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Year Ended December 31, 2011					
Operating revenues	$ —	$ —	$13,378	$ —	$13,378
Costs and expenses	—	—	11,350	—	11,350
Income from operations	—	—	2,028	—	2,028
Other income (expense):					
Interest income (expense)	(342)	(33)	(98)	—	(473)
Equity in earnings of subsidiaries, net of taxes	1,168	1,188	—	(2,356)	—
Equity in net losses of unconsolidated entities and other, net	—	—	(35)	—	(35)
	826	1,155	(133)	(2,356)	(508)
Income before income taxes	826	1,155	1,895	(2,356)	1,520
Provision for (benefit from) income taxes	(135)	(13)	659	—	511
Consolidated net income	961	1,168	1,236	(2,356)	1,009
Less: Net income attributable to noncontrolling interests	—	—	48	—	48
Net income attributable to Waste Management, Inc.	$ 961	$1,168	$ 1,188	$(2,356)	$ 961
Year Ended December 31, 2010					
Operating revenues	$ —	$ —	$12,515	$ —	$12,515
Costs and expenses	—	—	10,399	—	10,399
Income from operations	—	—	2,116	—	2,116
Other income (expense):					
Interest income (expense)	(324)	(38)	(107)	—	(469)
Equity in earnings of subsidiaries, net of taxes	1,149	1,172	—	(2,321)	—
Equity in net losses of unconsolidated entities and other, net	—	—	(16)	—	(16)
	825	1,134	(123)	(2,321)	(485)
Income before income taxes	825	1,134	1,993	(2,321)	1,631
Provision for (benefit from) income taxes	(128)	(15)	772	—	629
Consolidated net income	953	1,149	1,221	(2,321)	1,002
Less: Net income attributable to noncontrolling interests	—	—	49	—	49
Net income attributable to Waste Management, Inc.	$ 953	$1,149	$ 1,172	$(2,321)	$ 953

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS (Continued)

	WM	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Year Ended December 31, 2009					
Operating revenues	$ —	$ —	$11,791	$ —	$11,791
Costs and expenses	—	—	9,904	—	9,904
Income from operations	—	—	1,887	—	1,887
Other income (expense):					
Interest income (expense)	(268)	(41)	(104)	—	(413)
Equity in earnings of subsidiaries, net of taxes	1,157	1,182	—	(2,339)	—
Equity in net losses of unconsolidated entities and other, net	—	—	(1)	—	(1)
	889	1,141	(105)	(2,339)	(414)
Income before income taxes	889	1,141	1,782	(2,339)	1,473
Provision for (benefit from) income taxes	(105)	(16)	534	—	413
Consolidated net income	994	1,157	1,248	(2,339)	1,060
Less: Net income attributable to noncontrolling interests	—	—	66	—	66
Net income attributable to Waste Management, Inc.	$ 994	$1,157	$ 1,182	$(2,339)	$ 994

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	WM	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Year Ended December 31, 2011					
Cash flows from operating activities:					
Consolidated net income	$ 961	$ 1,168	$ 1,236	$(2,356)	$ 1,009
Equity in earnings of subsidiaries, net of taxes	(1,168)	(1,188)	—	2,356	—
Other adjustments	12	(3)	1,451	—	1,460
Net cash provided by (used in) operating activities	(195)	(23)	2,687	—	2,469
Cash flows from investing activities:					
Acquisition of businesses, net of cash acquired	—	—	(867)	—	(867)
Capital expenditures	—	—	(1,324)	—	(1,324)
Proceeds from divestitures of businesses (net of cash divested) and other sales of assets	—	—	36	—	36
Net receipts from restricted trust and escrow accounts and other, net	(5)	—	(25)	—	(30)
Net cash provided by (used in) investing activities	(5)	—	(2,180)	—	(2,185)
Cash flows from financing activities:					
New borrowings	1,043	—	158	—	1,201
Debt repayments	—	(147)	(356)	—	(503)
Common stock repurchases	(575)	—	—	—	(575)
Cash dividends	(637)	—	—	—	(637)
Exercise of common stock options	45	—	—	—	45
Distributions paid to noncontrolling interests and other	(10)	—	(87)	—	(97)
(Increase) decrease in intercompany and investments, net	(12)	170	(158)	—	—
Net cash provided by (used in) financing activities	(146)	23	(443)	—	(566)
Effect of exchange rate changes on cash and cash equivalents	—	—	1	—	1
Increase (decrease) in cash and cash equivalents	(346)	—	65	—	(281)
Cash and cash equivalents at beginning of period	465	—	74	—	539
Cash and cash equivalents at end of period	$ 119	$ —	$ 139	$ —	$ 258

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS (Continued)

	WM	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Year Ended December 31, 2010					
Cash flows from operating activities:					
Consolidated net income	$ 953	$ 1,149	$ 1,221	$(2,321)	$ 1,002
Equity in earnings of subsidiaries, net of taxes	(1,149)	(1,172)	—	2,321	—
Other adjustments	44	(3)	1,232	—	1,273
Net cash provided by (used in) operating activities	(152)	(26)	2,453	—	2,275
Cash flows from investing activities:					
Acquisition of businesses, net of cash acquired	—	—	(407)	—	(407)
Capital expenditures	—	—	(1,104)	—	(1,104)
Proceeds from divestitures of businesses (net of cash divested) and other sales of assets	—	—	44	—	44
Net receipts from restricted trust and escrow accounts and other, net	(5)	—	(134)	—	(139)
Net cash provided by (used in) investing activities	(5)	—	(1,601)	—	(1,606)
Cash flows from financing activities:					
New borrowings	592	—	316	—	908
Debt repayments	(617)	(35)	(460)	—	(1,112)
Common stock repurchases	(501)	—	—	—	(501)
Cash dividends	(604)	—	—	—	(604)
Exercise of common stock options	54	—	—	—	54
Distributions paid to noncontrolling interests and other	(6)	—	(12)	—	(18)
(Increase) decrease in intercompany and investments, net	611	61	(672)	—	—
Net cash provided by (used in) financing activities	(471)	26	(828)	—	(1,273)
Effect of exchange rate changes on cash and cash equivalents	—	—	3	—	3
Increase (decrease) in cash and cash equivalents	(628)	—	27	—	(601)
Cash and cash equivalents at beginning of period	1,093	—	47	—	1,140
Cash and cash equivalents at end of period	$ 465	$ —	$ 74	$ —	$ 539

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS (Continued)

	WM	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Year Ended December 31, 2009					
Cash flows from operating activities:					
Consolidated net income	$ 994	$ 1,157	$ 1,248	$(2,339)	$ 1,060
Equity in earnings of subsidiaries, net of taxes	(1,157)	(1,182)	—	2,339	—
Other adjustments	26	(3)	1,279	—	1,302
Net cash provided by (used in) operating activities	(137)	(28)	2,527	—	2,362
Cash flows from investing activities:					
Acquisitions of businesses, net of cash acquired	—	—	(281)	—	(281)
Capital expenditures	—	—	(1,179)	—	(1,179)
Proceeds from divestitures of businesses (net of cash divested) and other sales of assets	—	—	28	—	28
Net receipts from restricted trust and escrow accounts and other, net	—	—	182	—	182
Net cash provided by (used in) investing activities	—	—	(1,250)	—	(1,250)
Cash flows from financing activities:					
New borrowings	1,385	—	364	—	1,749
Debt repayments	(810)	—	(525)	—	(1,335)
Common stock repurchases	(226)	—	—	—	(226)
Cash dividends	(569)	—	—	—	(569)
Exercise of common stock options	20	—	—	—	20
Distributions paid to noncontrolling interests and other	3	—	(99)	—	(96)
(Increase) decrease in intercompany and investments, net	977	28	(1,005)	—	—
Net cash provided by (used in) financing activities	780	28	(1,265)	—	(457)
Effect of exchange rate changes on cash and cash equivalents	—	—	5	—	5
Increase (decrease) in cash and cash equivalents	643	—	17	—	660
Cash and cash equivalents at beginning of period	450	—	30	—	480
Cash and cash equivalents at end of period	$ 1,093	$ —	$ 47	$ —	$ 1,140

24. New Accounting Pronouncements

Fair Value Measurements — In May 2011, the FASB amended authoritative guidance associated with fair value measurements. This amended guidance defines certain requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. generally accepted accounting principles. The amendments to authoritative guidance associated with fair value measurements were effective for the Company on January 1, 2012 and are to be applied prospectively. We do not expect that the adoption of this guidance will have a material impact on our consolidated financial statements.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

Effectiveness of Controls and Procedures

Our management, with the participation of our principal executive and financial officers, has evaluated the effectiveness of our disclosure controls and procedures in ensuring that the information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such information is accumulated and communicated to management (including the principal executive and financial officers) as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive and financial officers have concluded that such disclosure controls and procedures were effective as of December 31, 2011 (the end of the period covered by this Annual Report on Form 10-K).

Management's Report on Internal Control Over Financial Reporting

Management's report on our internal control over financial reporting can be found in Item 8, *Financial Statements and Supplementary Data,* of this report. Ernst & Young LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011 as stated in their report, which appears in Item 8 of this report.

Changes in Internal Control over Financial Reporting

Management, together with our principal executive and financial officers, evaluated the changes in our internal control over financial reporting during the quarter ended December 31, 2011. We determined that there were no changes in our internal control over financial reporting during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information.***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

The information required by this Item is incorporated by reference to the sections entitled "Board of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Executive Officers," in the Company's definitive Proxy Statement for its 2012 Annual Meeting of Stockholders (the "Proxy Statement"), to be held May 10, 2012. The Proxy Statement will be filed with the SEC within 120 days of the end of our fiscal year.

We have adopted a code of ethics that applies to our CEO, principal financial officer and Chief Accounting Officer, as well as other officers, directors and employees of the Company. The code of ethics, entitled "Code of Conduct," is posted on our website at http://www.wm.com under the section "Corporate Governance" within the "Investor Relations" tab.

Item 11. *Executive Compensation.*

The information required by this Item is incorporated herein by reference to the sections entitled "Board of Directors — Non-Employee Director Compensation," "— Compensation Committee Report," "— Compensation Committee Interlocks and Insider Participation," "Executive Compensation — Compensation Discussion and Analysis" and "— Executive Compensation Tables" in the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item is incorporated herein by reference to the sections entitled "Equity Compensation Plan Table," "Director Nominee and Officer Stock Ownership," and "Persons Owning More than 5% of Waste Management Common Stock" in the Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this Item is incorporated herein by reference to the sections entitled "Board of Directors — Related Party Transactions" and "— Independence of Board Members" in the Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by this Item is incorporated herein by reference to the section entitled "Ratification of Independent Registered Public Accounting Firm — Independent Registered Public Accounting Firm Fee Information" in the Proxy Statement.

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

(a) (1) Consolidated Financial Statements:

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2011 and 2010

Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009

Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009

Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2010 and 2009

Notes to Consolidated Financial Statements

(a) (2) *Consolidated Financial Statement Schedules:*

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted because the required information is not significant or is included in the financial statements or notes thereto, or is not applicable.

(b) *Exhibits:*

The exhibit list required by this Item is incorporated by reference to the Exhibit Index filed as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

WASTE MANAGEMENT, INC.

By: /s/ DAVID P. STEINER

David P. Steiner

President, Chief Executive Officer and Director

Date: February 16, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID P. STEINER David P. Steiner	President, Chief Executive Officer and Director (Principal Executive Officer)	February 16, 2012
/s/ STEVEN C. PRESTON Steven C. Preston	Executive Vice President — Finance, Recycling & Energy Services (Principal Financial Officer)	February 16, 2012
/s/ GREG A. ROBERTSON Greg A. Robertson	Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 16, 2012
/s/ BRADBURY H. ANDERSON Bradbury H. Anderson	Director	February 16, 2012
/s/ PASTORA SAN JUAN CAFFERTY Pastora San Juan Cafferty	Director	February 16, 2012
/s/ FRANK M. CLARK Frank M. Clark	Director	February 16, 2012
/s/ PATRICK W. GROSS Patrick W. Gross	Director	February 16, 2012
/s/ JOHN C. POPE John C. Pope	Director	February 16, 2012
/s/ W. ROBERT REUM W. Robert Reum	Chairman of the Board and Director	February 16, 2012
/s/ STEVEN G. ROTHMEIER Steven G. Rothmeier	Director	February 16, 2012
/s/ THOMAS H. WEIDEMEYER Thomas H. Weidemeyer	Director	February 16, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Waste Management, Inc.

We have audited the consolidated financial statements of Waste Management, Inc. as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, and have issued our report thereon dated February 16, 2012 (included elsewhere in this Form 10-K). Our audits also included the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

Houston, Texas
February 16, 2012

WASTE MANAGEMENT, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS (In Millions)

	Balance Beginning of Year	Charged (Credited) to Income	Accounts Written Off/Use of Reserve	Other(a)	Balance End of Year
2009 — Reserves for doubtful accounts(b)	$39	$48	$(57)	$ 2	$32
2010 — Reserves for doubtful accounts(b)	$32	$41	$(47)	$ 1	$27
2011 — Reserves for doubtful accounts(b)	$27	$44	$(42)	$—	$29
2009 — Merger and restructuring accruals(c)	$ 2	$50	$(42)	$—	$10
2010 — Merger and restructuring accruals(c)	$10	$ (2)	$ (5)	$—	$ 3
2011 — Merger and restructuring accruals(c)	$ 3	$19	$(13)	$—	$ 9

(a) The "Other" activity is related to reserves associated with dispositions of businesses, reserves reclassified to operations held-for-sale, reclassifications among reserve accounts, and the impacts of foreign currency translation.

(b) Includes reserves for doubtful accounts receivable and notes receivable.

(c) Included in accrued liabilities in our Consolidated Balance Sheets. These accruals represent employee severance and benefit costs and transitional costs.

INDEX TO EXHIBITS

Exhibit No.		Description
3.1	—	Third Restated Certificate of Incorporation [Incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter ended June 30, 2010].
3.2*	—	Amended and Restated By-laws of Waste Management, Inc.
4.1	—	Specimen Stock Certificate [Incorporated by reference to Exhibit 4.1 to Form 10-K for the year ended December 31, 1998].
4.2	—	Indenture for Subordinated Debt Securities dated February 3, 1997, among the Registrant and The Bank of New York Mellon Trust Company, N.A. (the current successor to Texas Commerce Bank National Association), as trustee [Incorporated by reference to Exhibit 4.1 to Form 8-K dated February 7, 1997].
4.3	—	Indenture for Senior Debt Securities dated September 10, 1997, among the Registrant and The Bank of New York Mellon Trust Company, N.A. (the current successor to Texas Commerce Bank National Association), as trustee [Incorporated by reference to Exhibit 4.1 to Form 8-K dated September 10, 1997].
4.4	—	Officers' Certificate delivered pursuant to Section 301 of the Indenture dated September 10, 1997 by and between Waste Management, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee, establishing the terms and form of Waste Management, Inc.'s 2.60% Senior Notes due 2016 [Incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarter ended September 30, 2011].
4.5	—	Guarantee Agreement by Waste Management Holdings, Inc. in favor of The Bank of New York Mellon Trust Company, N.A., as Trustee for the holders of Waste Management, Inc.'s 2.60% Senior Notes due 2016 [Incorporated by reference to Exhibit 4.2 to Form 10-Q for the quarter ended September 30, 2011].
4.6*	—	Schedule of Officers' Certificates delivered pursuant to Section 301 of the Indenture dated September 10, 1997 establishing the terms and form of Waste Management, Inc.'s Senior Notes. Waste Management and its subsidiaries are parties to debt instruments that have not been filed with the SEC under which the total amount of securities authorized does not exceed 10% of the total assets of Waste Management and its subsidiaries on a consolidated basis. Pursuant to paragraph 4(iii)(A) of Item 601(b) of Regulation S-K, Waste Management agrees to furnish a copy of such instruments to the SEC upon request.
10.1†	—	2009 Stock Incentive Plan [Incorporated by reference to Appendix B to the Proxy Statement on Schedule 14A filed March 25, 2009].
10.2†	—	2005 Annual Incentive Plan [Incorporated by reference to Appendix D to the Proxy Statement on Schedule 14A filed April 8, 2004].
10.3†	—	Employee Stock Purchase Plan [Incorporated by reference to Appendix A to the Proxy Statement on Schedule 14A filed March 25, 2009].
10.4†	—	Waste Management, Inc. 409A Deferral Savings Plan. [Incorporated by reference to Exhibit 10.4 to Form 10-K for the year ended December 31, 2006].
10.5†	—	1993 Stock Incentive Plan [Incorporated by reference to Exhibit 10.2 to Form 10-K for the year ended December 31, 1998].
10.6†	—	2000 Stock Incentive Plan [Incorporated by reference to Appendix B to the Proxy Statement on Schedule 14a filed April 6, 2000].
10.7†	—	2004 Stock Incentive Plan [Incorporated by reference to Appendix C to Proxy Statement on Schedule 14A filed April 8, 2004].

10.8	—	$2 Billion Amended and Restated Revolving Credit Agreement dated as of May 9, 2011 by and among Waste Management, Inc. and Waste Management Holdings, Inc. and certain banks party thereto, Bank of America, N.A., as Administrative Agent, JPMorgan Chase Bank, N.A. and Barclays Capital, as Syndication Agents, Deutsche Bank Securities Inc. and The Royal Bank of Scotland PLC, as Documentation Agents, BNP Paribas and Citibank, N.A., as Co-Documentation Agents and Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, and Barclays Capital, as Joint Lead Arrangers and Book Managers [Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2011].
10.9	—	CDN $410,000,000 Credit Facility Credit Agreement by and between Waste Management of Canada Corporation (as Borrower), Waste Management, Inc. and Waste Management Holdings, Inc. (as Guarantors), BNP Paribas Securities Corp. and Scotia Capital (as Lead Arrangers and Book Runners) and Bank of Nova Scotia (as Administrative Agent) and the Lenders from time to time party to the Agreement dated as of November 30, 2005 [Incorporated by reference to Exhibit 10.32 to Form 10-K for the year ended December 31, 2005].
10.10	—	First Amendment Agreement dated as of December 21, 2007 to a Credit Agreement dated as of November 30, 2005 by and between Waste Management of Canada Corporation as borrower, Waste Management, Inc. and Waste Management Holdings, Inc. as guarantors, the lenders from time to time party thereto and the Bank of Nova Scotia as Administrative Agent [Incorporated by reference to Exhibit 10.28 to Form 10-K for the year ended December 31, 2007].
10.11†	—	Employment Agreement between the Company and Cherie C. Rice dated August 26, 2005 [Incorporated by reference to Exhibit 10.1 to Form 8-K dated August 26, 2005].
10.12†	—	Employment Agreement between the Company and Greg A. Robertson dated August 1, 2003 [Incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2004].
10.13†	—	Employment Agreement between the Company and Puneet Bhasin dated December 7, 2009 [Incorporated by reference to Exhibit 10.12 to Form 10-K for the year ended December 31, 2009].
10.14†	—	Employment Agreement between the Company and Duane C. Woods dated October 20, 2004 [Incorporated by reference to Exhibit 10.2 to Form 8-K dated October 20, 2004].
10.15†	—	Employment Agreement between the Company and David Steiner dated as of May 6, 2002 [Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2002].
10.16†	—	Employment Agreement between the Company and James E. Trevathan dated as of June 1, 2000 [Incorporated by reference to Exhibit 10.20 to Form 10-K for the year ended December 31, 2000].
10.17†	—	Employment Agreement between Recycle America Alliance, L.L.C. and Patrick DeRueda dated as of August 4, 2005 [Incorporated by reference to Exhibit 10.1 to Form 8-K dated August 4, 2005].
10.18†	—	Employment Agreement between the Company and Robert G. Simpson dated as of October 20, 2004 [Incorporated by reference to Exhibit 10.1 to Form 8-K dated October 20, 2004].
10.19†	—	Employment Agreement between the Company and Barry H. Caldwell dated as of September 23, 2002 [Incorporated by reference to Exhibit 10.24 to Form 10-K for the year ended December 31, 2002].
10.20†	—	Employment Agreement between the Company and David Aardsma dated June 16, 2005 [Incorporated by reference to Exhibit 10.1 to Form 8-K dated June 16, 2005].
10.21†	—	Employment Agreement between the Company and Rick L Wittenbraker dated as of November 10, 2003 [Incorporated by reference to Exhibit 10.30 to Form 10-K for the year ended December 31, 2003].
10.22†	—	Employment Agreement between Wheelabrator Technologies Inc. and Mark A. Weidman dated May 11, 2006 [Incorporated by reference to Exhibit 10.1 to Form 8-K dated May 11, 2006].
10.23†	—	Employment Agreement between the Company and Jeff Harris dated December 1, 2006 [Incorporated by reference to Exhibit 10.1 to Form 8-K dated December 1, 2006].
10.24†	—	Employment Agreement between the Company and Michael Jay Romans dated January 25, 2007 [Incorporated by reference to Exhibit 10.1 to Form 8-K dated January 25, 2007].

10.25†	—	Resignation Agreement by and between the Company and Michael Jay Romans dated June 14, 2011 [Incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2011].
10.26†	—	Employment Agreement between Waste Management, Inc. and Brett Frazier dated July 13, 2007 [Incorporated by reference to Exhibit 10.1 to Form 8-K dated July 13, 2007].
10.27†	—	Amendment to Employment Agreement between the Company and Jim Trevathan [Incorporated by reference to Exhibit 10.3 to Form 8-K dated March 9, 2011].
10.28†	—	Amendment to Employment Agreement by and between the Company and Duane C. Woods [Incorporated by reference to Exhibit 10.4 to Form 8-K dated March 9, 2011].
10.29†	—	Amendment to Employment Agreement between the Company and Brett W. Frazier [Incorporated by reference to Exhibit 10.5 to Form 10-Q for the quarter ended March 30, 2011].
10.30†	—	Amendment to Employment Agreement by and between the Company and Jeff Harris [Incorporated by reference to Exhibit 10.6 to Form 10-Q for the quarter ended March 30, 2011].
10.31†	—	Employment Agreement between the Company and Carl V. Rush [Incorporated by reference to Exhibit 10.7 to Form 10-Q for the quarter ended March 30, 2011].
10.32†	—	Employment Agreement between the Company and Grace Cowan [Incorporated by reference to Exhibit 10.8 to Form 10-Q for the quarter ended March 30, 2011].
10.33†	—	Employment Agreement between the Company and Steven C. Preston dated October 5, 2011 [Incorporated by reference to Exhibit 10.1 to Form 8-K dated October 2, 2011].
10.34†	—	Employment Agreement between the Company and James C. Fish, Jr. dated August 15, 2011 [Incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2011].
10.35†	—	Employment Agreement between the Company and William K. Caesar dated August 23, 2011 [Incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2011].
10.36†	—	Form of 2011 Performance Share Unit Award Agreement [Incorporated by reference to Exhibit 10.1 to Form 8-K dated March 9, 2011].
10.37†	—	Form of 2011 Stock Option Award Agreement [Incorporated by reference to Exhibit 10.2 to Form 8-K dated March 9, 2011].
10.38†	—	Form of 2010 Performance Share Unit Award Agreement [Incorporated by reference to Exhibit 10.1 to Form 8-K dated March 9, 2010].
10.39†	—	Form of 2010 Stock Option Unit Award Agreement [Incorporated by reference to Exhibit 10.2 to Form 8-K dated March 9, 2010].
10.40†	—	Form of 2009 Performance Share Unit Award Agreement [Incorporated by reference to Exhibit 10.1 to Form 8-K dated February 24, 2009].
12.1*	—	Computation of Ratio of Earnings to Fixed Charges.
21.1*	—	Subsidiaries of the Registrant.
23.1*	—	Consent of Independent Registered Public Accounting Firm.
31.1*	—	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended, of David P. Steiner, President and Chief Executive Officer.
31.2*	—	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended, of Steven C. Preston, Executive Vice President — Finance, Recycling & Energy Services.
32.1*	—	Certification Pursuant to 18 U.S.C. §1350 of David P. Steiner, President and Chief Executive Officer.
32.2*	—	Certification Pursuant to 18 U.S.C. §1350 of Steven C. Preston, Executive Vice President — Finance, Recycling & Energy Services.
95*	—	Mine Safety Disclosures.
101.INS**	—	XBRL Instance Document.

101.SCH**	—	XBRL Taxonomy Extension Schema Document.
101.CAL**	—	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	—	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	—	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE**	—	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

** Furnished herewith.

† Denotes management contract or compensatory plan or arrangement.

Non-GAAP Measure

Our letter to Shareholders, Customers, Employees and Communities included in this 2011 Annual Report presents adjusted earnings per diluted share (adjusted EPS), which excludes certain items affecting comparability of our results. Adjusted EPS is not defined by generally accepted accounting principles (GAAP). Please see below for a reconciliation of the differences between adjusted EPS and earnings per diluted share calculated in accordance with GAAP. We believe that non-GAAP measures provide useful information to investors by excluding items that the Company does not believe reflect its fundamental business performance and/or are not representative or indicative of our results of operations. Non-GAAP measures should be viewed in addition to, and not in lieu of, the comparable GAAP measure.

	Year Ended December 31, 2011 (Dollars in Millions, Except Per Share Amounts) (Unaudited)	
Adjusted Earnings Per Diluted Share	**After-tax Amount (a)**	**Per Share Amount**
Net Income and Earnings Per Diluted Share, as reported	**$ 961**	**$2.04**
Adjustments to Net Income and Earnings Per Diluted Share:		
Litigation	16	
Restructuring	11	
Expense from divestitures, asset impairments and unusual items, net	7	
Results of the acquired Oakleaf operations and related integration costs	7	
Landfill operating costs **(b)**	5	
	46	**0.10**
Adjusted Net Income and Earnings Per Diluted Share	**$1,007**	**$2.14**

(a) Tax expense attributable to each adjustment was as follows: Litigation- $8 million; Restructuring- $6 million; Expense from divestitures, asset impairments and unusual items, net- $3 million; Results of the acquired Oakleaf operations and related integration costs- $4 million; and Landfill operating costs- $3 million.

(b) Adjustments in 2011 consisted of after-tax charges of $11 million due to the changes in risk-free interest rates offset by an after-tax benefit of $6 million due to decreases in environmental remediation reserves and closure and post-closure costs.

Corporate Information

BOARD OF DIRECTORS

BRADBURY H. ANDERSON (C, N)
Retired Vice Chairman
and Chief Executive Officer
Best Buy Co., Inc.

PASTORA SAN JUAN CAFFERTY (C, N)
Professor Emerita
School of Social Service Administration
University of Chicago

FRANK M. CLARK, JR. (A, C)
Retired Chairman
and Chief Executive Officer
ComEd

PATRICK W. GROSS (A, N)
Chairman
The Lovell Group

JOHN C. POPE (C, N)
Chairman
PFI Group

W. ROBERT REUM (A, C, N)
Non-Executive Chairman of the Board
Waste Management, Inc.
Chairman, President,
and Chief Executive Officer
Amsted Industries Incorporated

STEVEN G. ROTHMEIER (A, C)
Chairman and Chief Executive Officer
Great Northern Capital

DAVID P. STEINER
President and Chief Executive Officer
Waste Management, Inc.

THOMAS H. WEIDEMEYER (A, N)
Retired Senior Vice President
and Chief Operating Officer
United Parcel Service, Inc.

(A) Audit Committee
(C) Management Development and Compensation Committee
(N) Nominating and Governance Committee

OFFICERS

DAVID P. STEINER
President and Chief Executive Officer

DAVID A. AARDSMA
Chief Sales and Marketing Officer

PUNEET BHASIN
Senior Vice President
and Chief Information Officer

BARRY H. CALDWELL
Senior Vice President,
Government Affairs and
Communications

GRACE M. COWAN
Senior Vice President,
Customer Experience

JAMES C. FISH, JR.
Senior Vice President,
Eastern Group

BRETT W. FRAZIER
Senior Vice President,
Southern Group

JEFF M. HARRIS
Senior Vice President,
Midwest Group

STEVEN C. PRESTON
Executive Vice President,
Finance, Recycling and
Energy Services

CARL V. RUSH, JR.
Senior Vice President,
Organic Growth

JAMES E. TREVATHAN
Executive Vice President,
Growth, Innovation and
Field Support

RICK L WITTENBRAKER
Senior Vice President,
General Counsel and
Chief Compliance Officer

DUANE C. WOODS
Senior Vice President,
Western Group

WILLIAM K. CAESAR
President
WM Recycle America, L.L.C.

MARK A. WEIDMAN
President
Wheelabrator Technologies Inc.

DON P. CARPENTER
Vice President, Tax

CHERIE C. RICE
Vice President, Finance
and Treasurer

GREG A. ROBERTSON
Vice President and
Chief Accounting Officer

LINDA J. SMITH
Corporate Secretary

CORPORATE HEADQUARTERS
Waste Management, Inc.
1001 Fannin, Suite 4000
Houston, Texas 77002
Telephone: (713) 512-6200
Facsimile: (713) 512-6299

INDEPENDENT AUDITORS
Ernst & Young LLP
5 Houston Center, Suite 1200
1401 McKinney Street
Houston, Texas 77010
(713) 750-1500

COMPANY STOCK
The Company's common stock is traded on the New York Stock Exchange (NYSE) under the symbol "WM." The number of holders of record of common stock based on the transfer records of the Company at February 10, 2012 was approximately 13,700. Based on security position listings, the Company believes it had at that date approximately 367,000 beneficial owners.

TRANSFER AGENT AND REGISTRAR
Computershare
480 Washington Boulevard
Jersey City, New Jersey 07310
(800) 969-1190

INVESTOR RELATIONS
Security analysts, investment professionals, and shareholders should direct inquiries to Investor Relations at the corporate address or call (713) 512-6574.

ANNUAL MEETING
The annual meeting of the stockholders of the Company is scheduled to be held at 11:00 a.m. on May 10, 2012 at:
The Maury Myers Conference Center
Waste Management, Inc.
1021 Main Street
Houston, Texas 77002

WEB SITE
www.wm.com

Printed on 30% post-consumer recycled paper

WASTE MANAGEMENT

1001 Fannin, Suite 4000 • Houston, Texas 77002

www.wm.com